5/24


05008240

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Siam Commercial Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 24 2005
THOMSON FINANCIAL

FILE NO. 82- 4345 FISCAL YEAR 12-31-04

*• Complete for initial submissions only •• Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DATE: 5/24/05

ARS
12-31-04





SIAM COMMERCIAL BANK
ธนาคารไทยพาณิชย์

# 2004 ANNUAL REPORT






ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

ธนาคารไทยพาณิชย์
Body Glove



# THAILAND'S PREMIER UNIVERSAL BANK

SERVING ALL SEGMENTS OF THAI SOCIETY



## TABLE OF CONTENTS



**Our Vision...**




SIAM COMMERCIAL BANK
Your Bank Your Choice




# MESSAGE FROM THE BOARD OF DIRECTORS



"SCB provides a comprehensive range of financial products and services, both traditional and innovative, for us to choose from. We are very satisfied with this range, as well as with the level of service the Bank provides to us"

**MR. PRASERT BUNSUMPUN**
**PRESIDENT**
**PTT PUBLIC COMPANY LIMITED**

# MESSAGE FROM THE BOARD OF DIRECTORS



**DEAR SHAREHOLDERS,**

2004 was another record year for the Bank. For the second year in a row, we attained the highest levels of total assets, net profits and shareholder equity in our history. In fact, we achieved the highest level of profits after tax in Thailand's banking industry, and came in second place amongst all Thai financial institutions in terms of market capitalization.

In an intensely competitive business environment, these record achievements were clearly not accidental. On the contrary, they are the result of a deliberate and well-planned business growth strategy developed on the back of our universal banking model, as well as our successful efforts to reposition the Bank's franchise through a series of transformational change initiatives.

In parallel with this growth, we have maintained a strong focus on continuously developing our corporate governance framework and supportive practices. This framework was able to progressively enhance the quality of the Bank's earnings and the transparency of our management practices to meet the high standards of the global market.

**FINANCIAL RESULTS**

The record net profit after tax of Baht 18,489 million recorded in 2004 was the result of solid growth in both interest and fee income, together with substantial gains from our divestment program during the year. In 2004, the Bank recorded Baht 8,257 million in one-time investment gains in line with our policy to divest non-core businesses. In terms of our core business, loan growth was strong at 9.3%, with improving net interest margins. Also, fee and services income rose by a substantial 30.6%, reflecting both our improved sales capability and the success of the Bank's new product launches. The remarkable increase in the profit from our subsidiaries is further evidence of our success in leveraging benefits from the universal banking business model that we have adopted. The quality of the Bank's financial results for 2004 was manifested in other key performance indicators. Return on Equity (ROE) reached 23.1%, which is significantly higher than the target of 20% we had established at the start of the year. Earnings per Share (EPS) came in at Baht 5.53, again the highest level in the Bank's history.

In parallel with our growth initiatives, we continued with our efforts to reduce Non-performing Loans (NPLs) - which are a legacy of the 1997 financial crisis. During the year, the Bank's NPLs decreased by Baht 15,822 million and, at the same time,our loan-to-provision coverage increased to 83.0% that represents the highest level of coverage for impaired loans among our peers.

The capital base of the Bank mirrors its financial strength. At the end of the year, the Capital Fund, including 2004 profits, stood at its highest level - Baht 92,277 million - reflecting a capital adequacy ratio of 16.7%. This strong capital base positions us to benefit from rapid business expansion in the years ahead, as well as cushions us against any unexpected downturn in the economic environment.

**OUR UNIVERSAL BANKING STRATEGY AND THE CHANGE PROGRAM**

In 2001, the Bank launched its ambitious transformational Change Program aimed at repositioning our franchise. We are pleased to report that the first phase of the Change Agenda was completed in 2004. We are confident that our new business model, structures, systems, and processes will provide an excellent foundation for the future. In 2004, we commenced the next phase of the Bank's Change Program. This phase has a three - pronged thrust - growing our business, improving the quality and developing our people. All of this is undertaken with a single-minded focus aimed at firmly establishing ourselves as Thailand's premier universal bank.

In addition to a visible makeover through branch and process redesign, as well as the launch of new products and services, the extraordinary turnaround in our business positioning and financial strength attests strongly to the success of the change initiatives that we have completed. Going forward these successive waves of change will continue in order to ensure that the Bank remains competitive and is ready to exploit opportunities in the market place that may emerge in the future.

**CORPORATE GOVERNANCE**

Your Board firmly believes in the need for implementing an effective corporate governance model with the policies and practices that will provide quality earnings and transparent reporting. Accordingly, in 2004 we expanded the scope of the Bank's Corporate Governance Policy, implemented a corporate governance website, introduced a new Directors' manual, and started to undertake performance assessments for all board members.

We are pleased to report that our efforts to adopt best practices in these areas have been increasingly recognized by third parties. This was evidenced when the Bank was ranked by Asiamoney (of the Euromoney publications group) as being #1 for Overall Best Companies for Corporate Governance in 2004. We are very proud of this achievement.

**STRATEGY FOR 2005**

In 2005 we will maintain our momentum in moving towards our vision to be the Bank of choice for our customers, shareholders, and employees. This vision is firmly anchored on our objective to emerge as the premier universal-banking group in Thailand with the strength and flexibility to serve all customer segments and seize new opportunities as they emerge in the marketplace.

The thrust of the business strategy for 2005 is to achieve significant growth and market differentiation. This growth will be obtained mainly from the launch of new lines of business or new products, penetration of new segments and markets, and aggressively increasing our wallet-share from existing customers.

We will also capitalize on opportunities for inorganic growth that may arise from the implementation of the government's new Financial Sector Master Plan. Also, we will continue with our efforts to differentiate our brand, products and services in the marketplace through aggressive expansion of our nationwide sales and service network. We will also work to achieve better leverage from the collective franchise strength of the Bank and its affiliates, while at the same time further improving our customer service processes.

**CHANGES TO THE BOARD OF DIRECTORS AND SHAREHOLDER STRUCTURE**

At the last AGM, the shareholders approved the re-election of directors who retired by rotation, namely Mrs. Kannikar Chalitaporn, Mr. Verachai Tantikul, Mr. Anand Panyarachun, Mr. Sohei Sasaki, and Mr. Peter Seah Lim Huat

Since the last AGM, the Board accepted the resignation of two directors, namely Mr. Verachai Tantikul and Mr. Sohei Sasaki. The Board elected Mr. Prakob Tantiyapong to replace Mr. Verachai and is in the process of nominating a director to replace Mr. Sasaki.

With respect to shareholder structure, the Ministry of Finance (MOF) became a major shareholder of the Bank after the Bank joined the MOF's Tier 1 Capital Increase Program (August 14, 1998 package) in May 1999. The Ministry of Finance sold its 410.8 million preferred shares of SCB to Bureau of the Crown Property in January 2005, making the Bureau once again the Bank's largest shareholder with a combined shareholding of 24.03%. As noted earlier, 2004 has been a year of record performance for the Bank. In this context, the Board wishes to place on record its sincere appreciation to the management and staff of the Bank for their commitment and passion in achieving the ambitious targets that were set at the start of the year. Also, we wish to thank our shareholders and customers for their continued support of the Board and the Bank.

All Board members, like people the world over, were shocked and saddened by the human tragedy that unfolded in the aftermath of the Tsunami in our southern provinces. Our sorrow was deepened by the untimely loss of one of our young branch employees and the unexpected loss of family and possessions of some of our other staff in the area. We have expressed our deep sympathies to the families of the bereaved and extended assistance to help tide them over during this period of difficulty and hardship. In addition to providing initial relief to the victims, the Bank has a plan for long-term assistance to the people and communities in the disaster area. We hope that the project will contribute toward post-Tsunami reconstruction and recovery efforts.

Yours sincerely,

(Dr.Chirayu Isarangkun Na Ayuthaya)
Chairman

(Dr.Vichit Suraphongchai)
Chairman of the Executive Committee

(Khunying Jada Wattanasiritham)
President & CEO

# FINANCIAL HIGHLIGHTS
# 2004 A RECORD YEAR

### HIGHEST PROFIT IN SCB HISTORY
Net profit in billion Baht


18.5
12.5
2002
2003
2004
-12.5

### HIGH RATE OF RETURN
Return on Equity (ROE)


23.1 %
19.2%
2002
2003
2004
-21.5%

### STRONG LOAN GROWTH
Gross Loans billion Baht


559.9
512.4
489.1
2002
2003
2004

### BETTER MARGIN
Net Interest Margin (NIM)


2.85%
2.72%
2.60%
2002
2003
2004

### SOLID CAPITAL BASE
Minimum BoT requirement
4.25% for Tier 1 and 8.5% for CAR


CAR
Tier 1 Capital
14.0%
12.9%
15.4%
11.4%
8.1%
7.1%
2002
2003
2004

### SUFFICIENT COVERAGE RATIO
Amount of NPLs in billion Baht


Amount of NPLs
Loan loss coverage ratio
118.3
80.2%
83.0%
89.8
67%
73.9
2002
2003
2004



# DIRECTORS AND MANAGEMENT





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**MR. CHANA CHIRALERSPONG**
**MANAGING DIRECTOR**
**KHAO SHONG INDUSTRY 1979 CO., LTD.**



## BOARD OF DIRECTORS

1. DR. CHIRAYU ISARANGKUN NA AYUTHAYA
   CHAIRMAN

2. DR. VICHIT SURAPHONGCHAI
   DIRECTOR AND CHAIRMAN OF THE EXECUTIVE COMMITTEE

3. MR. MARIS SAMARAM
   DIRECTOR AND CHAIRMAN OF THE AUDIT COMMITTEE

4. MR. ANAND PANYARACHUN
   DIRECTOR, CHAIRMAN OF THE COMPENSATION COMMITTEE,
   CHAIRMAN OF THE NOMINATION AND
   CORPORATE GOVERNANCE COMMITTEE

5. MR. BODIN ASAVANICH
   DIRECTOR AND EXECUTIVE DIRECTOR



6. MR. TIRAPHOT VAJRABHAYA
   DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE

7. MR. PICHAI CHUNHAVAJIRA
   DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE

8. MR. JOHN WILLIAM HANCOCK
   DIRECTOR, MEMBER OF THE COMPENSATION COMMITTEE, MEMBER OF THE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

9. MR. PETER SEAH LIM HUAT
   DIRECTOR, MEMBER OF THE COMPENSATION COMMITTEE, MEMBER OF THE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

10. MR. SUMATE TANTHUWANIT
    DIRECTOR AND MEMBER OF THE COMPENSATION COMMITTEE

11. MOM RAJAWONGSE DISNADDA DISKUL
    DIRECTOR

12. MRS. PUNTIP SURATHIN
    DIRECTOR

13. MR. PRAKOB TANTIYAPONG
    DIRECTOR

14. KHUNYING JADA WATTANASIRITHAM
    DIRECTOR, PRESIDENT & CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTOR

15. MRS. KANNIKAR CHALITAPORN
    DIRECTOR, SENIOR EXECUTIVE VICE PRESIDENT AND EXECUTIVE DIRECTOR

MRS. SIRIBUNCHONG UTHAYOPHAS
COMPANY SECRETARY



**EXECUTIVE COMMITTEE**

**DR. VICHIT SURAPHONGCHAI**
**MR. BODIN ASAVANICH**
**KHUNYING JADA WATTANASIRITHAM**
**MRS. KANNIKAR CHALITAPORN**

**DR. CHIRAYU ISARANGKUN NA AYUTHAYA**
**CHAIRMAN**

Dr. Chirayu holds an Economics (Hons.) degree from the London School of Economics and a Ph.D. in Economics from the Australian National University. Starting his career as an economist, he went on to serve as the Dean of the School of Development Economics at the National Institute of Development Administration (NIDA). In the early 1980's, he was appointed to the cabinet of the Royal Thai Government and served as the Deputy Minister of Industry, and as the Minister attached to the Prime Minister's office.

Since 1987, Dr. Chirayu has managed the diverse holdings and investments of Bureau of the Crown Property and, at the same time, served in the prestigious position of Grand Chamberlain to the Royal Household. Also, over the years, Dr. Chirayu has served as Chairman and Director of several major companies in Thailand.

Concurrently, in addtion to his business and Royal Household responsibilities, Dr. Chirayu has made many contributions to our community, most notably through serving on the council of trustees of the Thailand Development Research Institute (TDRI).

As the Bank's longstanding chairman, Dr. Chirayu provides an invaluable corporate direction to the Board and reinforces its strong drive to attain the highest standards of corporate governance.

**DR. VICHIT SURAPHONGCHAI**
**DIRECTOR AND CHAIRMAN OF THE EXECUTIVE COMMITTEE**

Dr. Vichit holds a Bachelor's degree in Engineering from Chulalongkorn University, a Master's degree in Engineering from the University of California in Berkeley and a MBA and Ph.D. from UCLA. He started his career in banking at Bangkok Bank PCL and at the time he left he was serving as its President. He later joined the Royal Thai Government as the Minister of Transport and Communication (1994-1995). He returned to the banking world as the Chairman of Radanasin Bank PCL. Currently, he serves on the Board of Thai Airways International, Sky Asia Company Limited and SembCorp Industries Limited in Singapore. Dr. Vichit also serves as a member of the Supervisory Board of Kempinski AG and an advisor to Bureau of the Crown Property.

Furthermore, Dr. Vichit has contributed to the education development in the Kingdom in his previous capacity as a member of the National Education Commission and the National Institute of Development Administration Council (NIDA), and as a trustee of the Asian Institute of Technology (AIT).

Since joining the Board of the Bank, Dr. Vichit has provided vision and leadership to transform the Bank's franchise and dramatically restore its profitability. He has played an active role in both the formulation of the Bank's policies, as well as in the on-going review of the Bank's operations and performance. Attesting to his many accomplishments at the Bank, he was named "Banker of the Year" in 2003 by the Nation Group of newspapers.

**MR. MARIS SAMARAM**
**DIRECTOR AND CHAIRMAN OF THE AUDIT COMMITTEE**

Khun Maris holds a Bachelor's degree in Accounting from the University of the East (Philippines). Subsequently, he attended the Program for Management Development at the Harvard Business School, U.S.A.

Khun Maris commenced his auditing career in 1961 and qualified as a CPA with the SGV Group in the Philippines. In 1967, he was transferred to Bangkok with a mandate to develop a new practice for the Group in Thailand. In 1974, he was made a partner of the SGV Group. In Thailand, he has been involved in providing both audit and business advisory services to a diverse range of multinational and Thai institutions. In 1978, he was appointed the Country Managing Partner and in 1992 he assumed the position of Chairman of the Thai practice.

He retired from SGV-Na Thalang in 2001 and has since been active in carrying out a number of independent advisory assignments. He is also an independent director and a member of the Audit Committee of Millennium Steel PCL and Sub Sri Thai Warehouse PCL. In addition, he serves as an independent director of Marsh PB Co., Ltd.

With his 40 years experience in a major regional audit firm and as an independent director, as well as in his capacity as Chairman of the Audit Committee, he brings to the Bank outstanding credentials for enhancing the effectiveness of its audit policies, practices and procedures.

**MR. ANAND PANYARACHUN**
**DIRECTOR, CHAIRMAN OF THE COMPENSATION COMMITTEE, CHAIRMAN OF THE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE**

After completing his B.A. (Hons.) degree in Law from Trinity College, University of Cambridge, Khun Anand commenced his distinguished career in the Thai Foreign Service. Highlights of his career include his service as Thailand's Ambassador to the U.S.A., Permanent Representative to the United Nations, and Permanent Secretary of the Ministry of Foreign Affairs. Since leaving the Foreign Service, Khun Anand has been active in the world of business and the International community.

Khun Anand is widely recognized for his pivotal role in the kingdom's political development through his appointment twice as Prime Minister of Thailand and for leading the effort in drafting the Kingdom's new constitution.

In 2003, he was appointed by the U.N. Secretary General, to chair the high-level Panel established to review the role of the United Nations in a rapidly changing global political environment. He has received Honorary Degrees from many national and foreign universities, and is recipient of the prestigious Ramon Magsaysay Award. Also, he has received many royal decorations in Thailand and from foreign governments.

As a long standing, independent director Khun Anand brings an unparalleled perspective on the macro-level challenges facing the Bank and the drive to initiate and promote good governance within its operations.

**MR. BODIN ASAVANICH**
**DIRECTOR AND EXECUTIVE DIRECTOR**

Khun Bodin holds a Bachelor of Law degree from Thammasat University, Master of Comparative Jurisprudence and Master of Law from New York University, U.S.A. He is a member of the Thai Bar Association.

Khun Bodin has over 30 years of experience as a legal practitioner. In 1976, he trained in a law firm in New York, U.S.A. and returned to Thailand as a Managing Partner of the B&N Legal Office. Subsequently, he joined PTT PCL as the Director of its Legal Division before moving to become Group General Counsel of the Siam Cement PCL. Currently, he serves as Managing Director, Cementhai Legal Counsel Limited. Apart from being a Board Director of CPB Equity Co., Ltd. and CPB Property Co., Ltd., he also serves as the Secretary General to the Federation of Thai Industries and the Expert Director Member of Trade Competition Committee, Ministry of Commerce. He is also a member of several public and private committees under various government agencies and non-profit organizations.

He brings a valuable perspective to matters arising at both the Executive Committee and the Board of Directors level of the Bank.

**MR. TIRAPHOT VAJRABHAYA**
**DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE**

Khun Tiraphot holds a B.A. in Economics and Commerce from the University of Melbourne, and an M.B.A. from Boston University, U.S.A.

Since 2001, he has served as the Chairman of the Shell Group of companies in Thailand and as the General Manager of its retail operations in South Asia and the Indo-China region - a rare distinction for a Thai national. He has extensive management experience in many areas of the energy business at Shell in both Thailand and the U.K., including finance, shipping & supply management, marketing, and personnel management. Also, he serves on the boards of Shell's affiliates in Thailand.

As an independent director on the Board, he brings with him both his commercial acumen and deep knowledge of best practices in the management of a large and complex institution.

**MR. PICHAI CHUNHAVAJIRA**
**DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE**

Khun Pichai holds a Bachelor's degree in Accounting from Thammasat University, and an M.B.A. in Finance from Indiana University of Pennsylvania, U.S.A.

He serves as the Senior Executive Vice President, Corporate Finance & Accounting, PTT PCL. He is recognized for his financial and accounting expertise through his role in the successful initial public offering and listing of the shares in PTT Exploration & Production PCL. in 1983 as well as planning and implementing of PTT's privatization in 2001 including several highly successful multi-billion-dollar business and financial restructurings of PTT's affiliates. He was named "CFO of the Year in 2001" by the Nation group and as the "Best CFO of the Year in 2003" by the prestigious Institutional Investor magazine. Recently, he was also named "CFO of the Year 2004" by Asia Money magazine.

He serves on the boards of several companies such as Dhipaya Insurance PCL, PTT Exploration & Production PCL., The Aromatics (Thailand) PCL and Thai Olefins PCL. He also serves on the economics research committee of the National Research Council of Thailand.

As member of the Audit Committee, Khun Pichai brings to the board exceptional talent on accounting and finance issues from both an internal and market perspective.

**MR. JOHN WILLIAM HANCOCK**
**DIRECTOR, MEMBER OF THE COMPENSATION COMMITTEE, MEMBER OF THE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE**

Mr. John Hancock holds an LL.B. degree from the University of Adelaide, South Australia and has been admitted to practice law in South Australia, Victoria and New South Wales. He is also a permitted legal advisor in Thailand.

Since 1970, he has practiced law in New York, Hong Kong, Singapore and Bangkok as well as serving as a member of Baker & McKenzie International's Executive Committee. He is also the Honorary Chairman of and Senior Advisor to the Baker & McKenzie law firm in Bangkok. He founded the Bangkok office of Baker & McKenzie, and has spent a total of 30 years in legal practice in Thailand. Furthermore, he has served as President of the Australian-Thai Chamber of Commerce in 1986/7 and again in 1998/9, and is recognized as a leading Australian in Asia. He also serves on the Board of Serm Suk PCL and as an independent director of Electricity Generating PCL and Indorama Polymers PCL.

As an independent director and one of Thailand's leading lawyers, he brings to the Board an invaluable insight on all commercial, legal and good corporate governance matters.

**MR. PETER SEAH LIM HUAT**
**DIRECTOR, MEMBER OF THE COMPENSATION COMMITTEE, MEMBER OF THE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE**

Mr. Seah holds a B.B.A. (Hons.) degree from the University of Singapore. He is a member of the Temasek Advisory Panel and was the President and Chief Executive Officer of Singapore Technologies Pte Ltd. Prior to that, for the past 33 years, he was a banker and retired as the Vice Chairman and Chief Executive Officer of the Overseas Union Bank in 2001.

He is Chairman of SembCorp Industries, Singapore Technologies Engineering and President Commissioner of Bank Internasional Indonesia. In addition, he sits on the board of many corporations including CapitaLand Limited, Government of Singapore Investment Corporation and StarHub Ltd. Mr. Seah received the Public Service Medal (Pingat Bakti Masyarakat) in the 1995 National Day Honors in recognition of his contribution to Social and Community Service. In August 1999, he was awarded the Public Service Star (Bintang Bakti Masyarakat) for his role as Chairman for the SubCommittee on Finance and Banking, Committee on Singapore's Competitiveness. He was appointed a Justice of the Peace in 2003.

As a prominent banker and an independent director, he brings an experienced perspective on the issues and challenges faced by the rapidly evolving landscape of the regional financial services industry.

**MR. SUMATE TANTHUWANIT**
**DIRECTOR**
**AND MEMBER OF THE COMPENSATION COMMITTEE**

Khun Sumate holds a B.Sc. (Hons.) degree from Chulalongkorn University and an M.Sc. in Management Engineering from the Asian Institute of Technology. He is well-known for his life-long career in the shipping industry. In 1980, he founded Regional Container Lines (RCL) to provide feeder services between Thailand and Singapore. The company was listed on the Stock Exchange of Thailand in 1988 and he still serves as its Group President.

Concurrently, Khun Sumate is Chief Executive Officer of TIPS Co., Ltd., Thai Prosperity Terminal Co., Ltd. and Sintanachote Co., Ltd. which provide wharf, container freight station and bonded warehouse facilities. He is also the President of the German -Thai Chamber of Commerce for the sixth year and a member of International Advisory Council of PSA Corporation Limited, Singapore. During 1998-1999, he served as a Director of Radanasin Bank.

As a veteran of the shipping & logistics sector and a well-regarded local entrepreneur, he brings an important dimension to the Board from both a trade and business development perspective, particularly with respect to the fast growing China market.

**MOM RAJAWONGSE DISNADDA DISKUL**
**DIRECTOR**

M.R. Disnadda Diskul holds a degree in Business Administration from Indiana University (Bloomington), U.S.A. He worked for the National Economic Development Board (later the National Economic and Social Development Board) until 1967 when His Majesty the King appointed him to serve as Private Secretary to Her Royal Highness Somdej Phra Srinagarindra, the Princess Mother. Mom Rajawongse Disnadda served as Private Secretary to H.R.H. the Princess Mother until Her Royal Highness passed away in 1995.

M.R. Disnadda is Secretary-General of the Mae Fah Luang Foundation under Royal Patronage, a position he has held since the foundation was established in 1972 to carry out the social and economic development work of H.R.H. the Princess Mother. Since 1988, he has also served as Chairman of the Doi Tung Development Project in Chiang Rai, a royal initiative project of H.R.H. the Princess Mother.

In recognition of his achievements, the United Nations Office on Drugs and Crime (UNODC) appointed him as to one of 11 members of the Steering Group on Thematic Evaluation on Alternative Development to evaluate similar development projects elsewhere in the world; while the Royal Thai Government assigned him to extend the experience of the Doi Tung Development Project into Myanmar and Afghanistan.

M.R. Disnadda also serves as Chairman of the Thailand Convention and Exhibition Bureau (Public Organization), and as a Board Member of CPB Property Co., Ltd. and CPB Equity Co., Ltd. He provides an important perspective on community service to the Board.

**MRS. PUNTIP SURATHIN**
**DIRECTOR**

Khun Puntip holds a B.A. (Hons.) from Chulalongkorn University and an M.A. in Business Administration from Fort Hays Kansas State College in U.S.A.

Khun Puntip has served as the Director of the State Enterprise Policy Office, Ministry of Finance, since 2002. She joined the Ministry of Finance over 30 years ago and for many years worked for the Ministry's Comptroller General's Department. She has held a number of positions at the Ministry of Finance including Director, Office of the State Enterprise and Government Securities; Deputy Comptroller-General; Senior Expert in Public Debt and Public Finance; and Chief Inspector General of the Ministry of Finance. Also, she serves on the Board of Erawan Hotel PCL.

Khun Puntip brings to the Board a strong knowledge of the practices of the significant State Enterprise sector, as well as a deep understanding of current government policies as they relate to the financial services sector.

**KHUNYING JADA WATTANASIRITHAM**
**DIRECTOR, PRESIDENT & CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTOR**

Khunying Jada holds a graduate degree from University of Cambridge and a Master's degree from Williams College (U.S.A.). She also has the distinction of being the first woman to serve as the President and CEO of the Bank.

Khunying Jada commenced her distinguished career in banking at the central bank of the country - the Bank of Thailand (BOT). In 1975, she joined the Bank to develop its research and planning function. Since that time she has held a number of senior executive roles within the Bank covering the international business arena, corporate and institutional banking, and capital markets.

Concurrently with her professional career Khunying Jada has contributed to a large number of social and community issues. In recognition of these contributions, she was awarded the Royal Decoration of Chulachomklao with the title Khunying in May 2000.

As the President & CEO of the Bank, Khunying Jada provides effective oversight on all areas of the Bank's business, particularly in growing its franchise, managing underlying risks and shaping the internal control environment.

**MR. PRAKOB TANTIYAPONG**
**DIRECTOR**

Khun Prakob holds an LL.B. from Thammasat University and an LL.M. He also attended the Advanced Management Program at Harvard Business School and the National Defense Course Class of 41 at the National Defense College.

Khun Prakob serves as Deputy Permanent Secretary for Expenditure and Liability Management, Ministry of Finance. He also serves as Vice Chairman of the Board of Aeronuatical Radio of Thailand Limited, and the Board of Don Muang Tollway Public Company Limited. Prior to his current tenure, he was Deputy Director - General of Customs, Customs Department; Deputy Comptroller-General, Comptroller General's Department; and Inspector - General, Ministry of Finance. Previously, he served on the Boards of the Export - Import Bank of Thailand (EXIM BANK) and the Bank for Agriculture and Agriculture Cooperatives (BAAC) .

As a senior official of the Ministry of Finance, he provides invaluable perspectives to the Board.

**MRS. KANNIKAR CHALITAPORN**
**DIRECTOR, SENIOR EXECUTIVE VICE PRESIDENT AND EXECUTIVE DIRECTOR**

Khun Kannikar holds a Bachelor's degree in Business from the University of Colorado and attended the Advanced Management Program at Harvard Business School. Prior to joining the Bank she was with Unilever Thailand for 32 years. Over her many years at Unilever, through the application of modern marketing concepts, she had a critical role in dramatically improving Unilever's market share and profitability in Thailand. On leaving Unilever Thailand she was serving as its Vice Chairman.

As a result of these achievements in marketing, she has been publicly recognized by her peers and was named the Professional Woman of the Year in 1999. She also served as the Chairman of the Thai Management Association (2000-2002).

In parallel with her business commitments, she took a leading role in meeting Unilever's community commitments. She led the creation of 1,000 Scholarship Awards Per Year program and established 15 Unilever parks in Bangkok.

Khun Kannikar joined the Board in 2002 and the management team of the Bank in January 2003. In her role as Head of the Retail Banking Group, she has bought a fresh, invigorating, and consumer focused perspective to the Bank's retail business.

# ORGANIZATION STRUCTURE

## GOVERNANCE STRUCTURE

**Board of Directors**

Executive Committee

Strategy and Review Committee

Audit Committee

Change Program Steering Committee

Compensation Committee

Assets and Liabilities Management Committee

Nomination and Corporate Governance Committee

Investment Committee

Risk Management Committee

# MANAGEMENT STRUCTURE

Executive Management

Audit

Change Program

Board Secretariat and Corporate Communications

Business Units

Corporate Banking

Retail Banking

Business Cash Management

Special Assets

Treasury

Private Banking

Shared Service Units

Risk Management

Human Resources

Information Technology

Operations

Finance

SENIOR
EXECUTIVE
OFFICERS



EXECUTIVES OF SHARED SERVICE UNITS

**1. KHUNYING JADA WATTANASIRITHAM**
**PRESIDENT & CHIEF EXECUTIVE OFFICER**
Please refer to page 15 for Khunying Jada's profile

**2. MR. DEEPAK SARUP**
**SENIOR EXECUTIVE VICE PRESIDENT, CHANGE PROGRAM AND INFORMATION TECHNOLOGY**
Khun Deepak holds a Bachelor's degree in Commerce (Hons.) with a diploma in Accounting (with distinction). He is a Fellow of The Institute of Chartered Accountants in England and Wales (FCA) and a Fellow of the Wharton School, University of Pennsylvania (U.S.A). He commenced his career with Touche Ross & Co in London, and has since served in a number of different management roles in many countries. Immediately prior to joining the Bank in 2002, he was Managing Director for Asia Pacific at ALLTEL Information Services Inc. In this role he led the transformation of this Fortune 500 company's market position and profitability in the Asia Pacific region. Before assuming this role, he was First Executive Vice President of Radanasin Bank PCL. He also served as International President of the Information Systems Audit and Control Association (1991-1993), and was a member of the IT Committee of the International Federation of Accountants (1995-2001).

**3. MR. WUCHIEN MICHAEL THAN**
**SENIOR EXECUTIVE VICE PRESIDENT, CHIEF HR OFFICER**
Born in China and raised in India, Khun Michael also lived and worked in Canada, the United States, Hong Kong and Japan before coming to Thailand in 1994. He has more than 30 years of experience in the fields of human resource management and organizational development. His previous employers include Bankers Trust in New York, Hong Kong and Tokyo, American Express in Toronto and New York and, most recently, Bangkok Bank PCL. He has been with SCB since 2002 as Chief Human Resources Officer. Khun Michael has a Bachelor's degree (Hons) in Economics from Presidency College and an M.B.A. in Behavioral Sciences from the Indian Institute of Management, Calcutta.

**4. MRS. KANNIKA NGAMSOPEE**
**EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER**
Khun Kannika holds a Bachelor's degree (Hons.) and a Master's degree in Accounting and a Bachelor's degree in law from Thammasat University. She also holds a Master of Management from Sasin Graduate Institute of Business Administration, Chulalongkorn University. Prior to joining the Bank in 2001, Khun Kannika held various executive positions at a foreign bank in Thailand, an international organization, and other financial institutions. Her past experience spans the fields of accounting, finance, auditing, and general management. During 1982-1992, she worked for Chase Manhattan Bank (Bangkok Branch) as Country Financial Manager and Controller, and Country Administrative Officer, respectively. Following that, she was Assistant Managing Director at Finance One PLC and Chief Financial Officer at Sithe Pacific Development L.L.C. in 1998. Khun Kannika was the Bank's Executive Vice President of the Audit Group prior to being appointed as Chief Financial Officer in 2004.

**5. MR. YOKPORN TANTISAWETRAT**
**EXECUTIVE VICE PRESIDENT, CHIEF RISK OFFICER**
Khun Yokporn has been with the Bank for over 26 years after earning his Bachelor's degree and Master's degree in Economics from Chulalongkorn University and Thammasat University, respectively. His work experience covers the areas of economic research, credit, and capital markets. In his position as head of the Capital Market Department, he played an important role in the Bank's major recapitalization in 1999. After his appointment as Executive Vice President of the Risk Management and Planning Division in 2000, he has been responsible for developing risk management as a core area of competency for the Bank.

**6. MRS. SUTHARNTIP PHISITBUNTOON**
**EXECUTIVE VICE PRESIDENT, CHIEF CREDIT OFFICER**
Khun Sutharntip graduated from Chulalongkorn University with a Bachelor's degree in Economics (First Class Hons. with a gold medal). She also holds a Master's degree in Economics from Thammasat University. Khun Sutharntip joined the Bank as an economist in 1978 before moving to a credit related position in 1992. Her experience spans the fields of economic research and planning, industrial and service credit analysis, as well as lending to both SME and large corporates in addition to foreign exchange and remittances. In 2001, she was Senior Vice President of the Credit Risk Management Division where she was responsible for credit risk management. In mid-2004, she assumed her current position as Executive Vice President, Chief Credit Officer.

**7. MR. ADRIAN SEOW CHIN HWEE**
**EXECUTIVE VICE PRESIDENT,**
**GROUP HEAD, OPERATIONS GROUP**
Khun Adrian has 20 years of operational experience with Citigroup, the last 7 years being spent with Citibank Thailand. He has extensive experience in both retail and corporate banking operations with Citigroup's operations in Singapore and Thailand. His past management responsibilities cover process re-engineering and re-design, centralization and re-stacking, system integration and automation, as well as outsourcing and strategic cost management. Prior to joining the Bank, he concurrently held the posts of Senior Country Operations Officer and Credit Operations Director of Citibank Thailand's Global Consumer Group. Khun Adrian joined SCB in December 2004 as Executive Vice President, Head of Operations Group. He holds a graduate Diploma in Banking & Finance from the Institute of Banking & Finance, Singapore.



# EXECUTIVES OF BUSINESS UNITS

**1. MRS. KANNIKAR CHALITAPORN**
**SENIOR EXECUTIVE VICE PRESIDENT,**
**GROUP HEAD, RETAIL BANKING GROUP**
Please refer to page 15 for Mrs.Kannikar's profile

**2. MR. SIRICHAI SOMBUTSIRI**
**SENIOR EXECUTIVE VICE PRESIDENT,**
**GROUP HEAD, CORPORATE BANKING GROUP**
Khun Sirichai holds a Bachelor's degree (Hons.) in Accounting from Thammasat University and an M.B.A. in Finance from the University of Southern California (U.S.A). He joined the Bank in 1977 and worked in the fields of foreign branch operations and treasury. Khun Sirichai resigned from the Bank to serve as President of Thai Summit Finance and Securities Co., Ltd. from 1994-1998, and later served as Managing Director of Radanasin Bank PCL from 1998-1999. He rejoined the Bank in 1999 as Executive Vice President of the Treasury and Capital Market Division. Subsequently, he was responsible for corporate lending and was appointed as head of the Corporate Relationship Group in 2003. In 2004, he was made head of Corporate Banking Group and manage all of the Bank's corporate and SME clients that account for 56% of the Bank's total loan portfolio.

**3. MR. SARUNTHORN CHUTIMA**
**EXECUTIVE VICE PRESIDENT,**
**DIVISION HEAD, CORPORATE DIVISION 1**

Khun Sarunthorn has 20 years of experience in corporate lending. He joined the Bank after graduating from Chulalongkorn University with a Bachelor's degree in Accounting and earning his M.B.A. from Ohio University (U.S.A). He managed project finance and became Manager of Corporate Department 4 where he was responsible for corporate lending to the energy and petrochemical sectors prior to his appointment to ITV Co., Ltd. in 1996 as that company's Managing Director and the Bank's representative. After completing his mission to divest the Bank's controlling stake in ITV, he returned to the Bank to resume his work with large corporate clients. He was promoted to the post of Executive Vice President in 2003.

**4. MR. GRISH ATTAGRISH**
**EXECUTIVE VICE PRESIDENT,**
**DIVISION HEAD, CORPORATE DIVISION 2**

Khun Grish graduated from Chulalongkorn University with a Bachelor's degree in Banking & Finance. He also holds an M.B.A. in Marketing from the same university. Khun Grish has broad experience in the field of corporate lending. He joined the Bank in 1981 as a credit officer and was appointed as Vice President of the Agriculture and Commercial Debt Department before his secondment in 1994 as Managing Director of SCB Advisory Service Co., Ltd., a subsidiary of the Bank. Khun Grish returned to the Bank in 1999 as Senior, Corporate Division 2, in 2003 prior to assuming his current position as Executive Vice President, Corporate Division 2.

**5. MRS. CHANTIMA CHATURAPHAT**
**EXECUTIVE VICE PRESIDENT,**
**DIVISION HEAD, CORPORATE DIVISION 3**

Khun Chantima holds a Bachelor's degree in Accounting from Chulalongkorn University and an M.B.A. from Central State University (U.S.A). She began her career with the Bank as a credit officer and later served as a branch manager for 10 years. In 1990, she moved to the Head Office to manage lending to large corporates and the commercial segment. In her position as Manager of Corporate Department 5, she was responsible for the real estate and construction sectors. In 1999, she was appointed to the posts of Executive Vice President of the Bank's Credit Card Division and President & CEO of SCB Business Services Company Limited. In 2002, she became responsible for the development of all of the Bank's retail products and related business volume. In Khun Chantima's present role, as Executive Vice President of Corporate Division 3, she is responsible for institutional and corporate customers in the commercial and consumer product sectors.

**6. MRS. PASPUN SUWANCHINDA**
**EXECUTIVE VICE PRESIDENT,**
**DIVISION HEAD, SME DIVISION**

After completing her undergraduate studies in Business Administration from Kasetsart University and graduate studies in Economics from Middle Tennessee State University (U.S.A), Khun Paspun joined SCB as a credit officer in 1976. She was Branch Manager of Thanon Wittayu Branch during 1983-1990. She returned to the Head Office and was appointed Deputy Manager of Corporate Department 3 (1990-1991). Khun Paspun then resigned from the Bank to become Managing Director of Dynamic Eastern Finance Thailand Co., Ltd. After rejoining the Bank in 1992, she was General Manager of the Bank's Chicago Branch and Los Angeles Branch for six years. Prior to her current appointment as Executive Vice President, SME Division, in 2002, Khun Paspun was Manager of Corporate Department 4 where she was responsible for corporate lending to companies in the telecommunication and petrochemical industries.

**8. MRS. MALEERATNA PLUMCHITCHOM**
**EXECUTIVE VICE PRESIDENT,**
**DIVISION HEAD, FINANCIAL AND INSTITUTIONAL DIVISION**

Khun Maleeratna graduated from Chulalongkorn University with a Bachelor's degree in Accounting (Hons.). She also holds an M.B.A. from Michigan State University (U.S.A). Khun Maleeratna joined the Bank in 1973. Her work experience spans the fields of accounting, branch management, and business development promotion. In 1994, she was appointed Managing Director of SCB Credit Card Center, a subsidiary that is responsible for the Bank's credit card business. She returned to the Bank in 1999 as Executive Vice President, International Banking Division. In her current position, she is responsible for local and international institutional clients. Khun Maleeratna holds a number of business and social positions, which include serving as an Associate Judge of the Central Intellectual Property and International Trade Court. She is also an Advisor to Public Health Minister, as well as President of the Federation of Business and Professional Women's Associations of Thailand.

**7. MR. CHARLIE WANNAWASU**
**EXECUTIVE VICE PRESIDENT,**
**DIVISION HEAD,JAPANESE DIVISION**

Khun Charlie is an expert in managing Japanese client relationships. After graduating from Meisei University in Japan in 1973 and undergoing training at Sanwa Bank in Japan, he joined the Bank in 1974 as a credit officer. In 1981, he started working with Siam Cement Trading Co., Ltd. as a branch manager in Tokyo. Khun Charlie rejoined the Bank in 1988 and was promoted to the position of Executive Vice President, Corporate Division 1 in 1994 where he was responsible for lending to multinational companies and large corporates in the garment and automotive industries. When the Bank established a special Japanese Division in 2003, Khun Charlie was appointed to head this Division.

**9. MR. SOMCHAI SANYALAKSIRI**
**EXECUTIVE VICE PRESIDENT,**
**DIVISION HEAD, BUSINESS PRODUCTS DIVISION**

Khun Somchai has extensive experience in money and capital markets, as well as international business. After completing his Bachelor's degree in Economics at Kasetsart University and a Master's degree in the same field at the University of Kansas (U.S.A), he joined the Bank's Treasury Department in 1981 before assuming responsibility for foreign branches. He was Deputy General Manager of the Bank's London Branch for 3 years and then served as Manager of the International Banking Facility Office at the Head Office. Khun Somchai was appointed Senior Vice President of the Treasury Department in 1994 and Senior Vice President of the Capital Market Department in 1999. In 2002, he was promoted to Executive Vice President with responsibility for the Bank's retail business. He is currently Executive Vice President, Business Products Division, where he is responsible for product and service development for the Bank's corporate clients.

**10. MR. CHARAMPORN JOTIKASTHIRA**
**EXECUTIVE VICE PRESIDENT,**
**GROUP HEAD, BUSINESS CASH MANAGEMENT GROUP**

After receiving a Bachelor's degree in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology (U.S.A) and an M.B.A. from Harvard Graduate School of Business Administration (U.S.A), Khun Charamporn worked in the technology sector in the U.S.A for four years. He began his career with the Bank in 1985 as a manager in the fields of technology, treasury, and credit. Khun Charamporn was Managing Director of the Bank's subsidiaries: SCB Asset Management in 1992, Thai Thamrong Finance Company in 1994; and President and CEO of SCB Securities in 1995 prior to returning to the Bank as Executive Vice President, Risk Management in 1999 and Chief Information Officer in 2001. When the Bank set up its Business Cash Management Division in 2002, he was appointed to head this strategic division.

**11. MR. NA BHENGBHASANG KRISHNAMRA**
**EXECUTIVE VICE PRESIDENT,**
**DIVISION HEAD, SALES AND SERVICE DIVISION**

Khun Na Bhengbhasang holds a Bachelor's degree and a Master's degree from University of Pennsylvania (U.S.A). He has been with the Bank since 1971 and has extensive experience in the management of local and foreign branches. He was Manager of the Bank's Los Angeles Branch in 1984 and Manager of the International Banking Department during 1987-1993. Khun Na Bhengbhasang was responsible for consumer lending and was subsequently appointed to the post of Executive Vice President of the Consumer Banking Group in 1994. In consumer lending, he played a leadership role in making the Bank the leader in the mortgage lending segment. Prior to assuming his current position as Executive Vice President of the Channel Management Division or the Sales and Service Division, he was responsible for the Bank's Special Assets Division. His current responsibilities span the entire domestic branch network, as well as the Bank's sales and services points in the field of retail banking.

**12. MR. PRADEEP KUMAR ROY**
**EXECUTIVE VICE PRESIDENT,**
**DIVISION HEAD, PRODUCTS AND MARKETING DIVISION**

Khun Pradeep holds a Bachelor's degree in Mechanical Engineering from Institute of Technology, B.H. University, Varanasi in India, as well as post graduate diplomas from Monash University (Australia) in the fields of Information Technology and Business Management. He is a fellow of the Australian Institute of Banker and a Fellow of the Australian Institute of Management. Before joining the Bank in late 2004, he served as General Manager Cards at the Bank of New Zealand. Concurrently, he was the Chairman of Visa New Zealand Limited, as well as a board member of Visa Asia Pacific Board and Loyalty New Zealand Limited. As an experienced banker, he has a comprehensive knowledge and extensive experience in consumer finance, credit cards operations and payments.

**13. MR. PERMPOON KRAIRIKSH**
**EXECUTIVE VICE PRESIDENT,**
**GROUP HEAD, SPECIAL ASSETS GROUP**

Khun Permpoon has extensive experience in credit lending. After graduating from Boston University (U.S.A), in 1975 he joined the Bank's Centralized Credit Department before moving to the International Trade Department. Subsequently, he became the Head of the Credit Division at the Bank's Taladnoi branch. Then he moved back to the Head Office where he joined the Credit and Marketing Department and was responsible for large manufacturing and services sector clients. In 1994, Khun Permpoon was appointed to the post of Executive Vice President that put him in charge of agricultural and commercial credit. He later went on to develop relationships with large corporates, and following that the Bank's consumer loan business. In 2002, Khun Permpoon was appointed Executive Vice President of Special Assets Group, where he is responsible for managing the Bank's Non-performing loans (NPLs) portfolio.

# PERFORMANCE AND PLANS


"The ubiquity and ease of use of SCB's ATM
make it an excellent channel for the payment
our airline tickets. We are proud to have introduc
a 'world first' in partnership with
PATEE SARASIN
CHIEF EXECUTIVE OFFICER
SKY ASIA CO.,LTD.

# BUSINESS OVERVIEW AND MAJOR DEVELOPMENTS

## OVERVIEW OF BUSINESS STRUCTURE

With a target of becoming the **"Premier Universal Bank in Thailand"**, the Bank, as an integrated financial group, works closely with its affiliates to offer a full range of products and services to its customers covering the corporate, SME, retail and high net worth segments. The spectrum of products and services offered by the Bank includes corporate, commercial and personal lending, retail and wholesale banking, foreign currency operations, treasury, international trade financing, cash management, credit and charge card services, bancassurance, asset management and investment banking services.

The Bank has six business groups - Corporate Banking (both corporate and SME), Retail Banking, Business Cash Management, Treasury, Private Banking, and Special Assets (for the workout of NPLs). These six groups, together with four subsidiaries, form the SCB Financial Services Group. These four subsidiaries are SCB Securities, SCB Asset Management, Samaggi Insurance and SCB Capital Services. Collectively, the SCB Financial Services Group covers all product and customer segments.

The business units are supported by six functional and support groups. These six groups are Human Resources, Information Technology, Risk Management, Operations, Finance and Audit. Finally, the Change Program plans and executes initiatives that span across all of the Bank's business and functional areas.

Supporting the Bank's good business franchise is a domestic distribution network of 562 branches that cover all 76 provinces in the Kingdom. The Bank has also installed 1,959 ATMs in high traffic areas, a state-of-the-art Customer Service Center, 93 Foreign Exchange Booths and 36 International Trade Centers to support its sales and distribution efforts. Offshore, the Bank has branch operations in Hong Kong, Singapore, and Laos. It also has a wholly-owned affiliate in Cambodia and a joint venture bank in Vietnam.

## 2004 PERFORMANCE

The outstanding performance achieved in 2004 is attributable to the Bank's policy to focus on growth after building a strong foundation through its various Change Program initiatives. Net profit increased to Baht18,489 million, the highest in the Bank's history and amongst Thai commercial banks.

Loans, on a Bank only basis, rose markedly at 9.7% for total bank and 18.8% for good bank. Loan growth was broad-based. Retail loan growth remained robust, while corporate and SME loans also picked up impressively during the year.

### Loan Breakdown[1] (Good Bank)


2003
50.2%
20.2%
29.6%
Total Good Loans
393,613
Million Bath


2004
45.7%
21.0%
33.3%
Total Good Loans
467,494
Million Bath

Corporate
SME
Retail

Remark:
(1) Good bank (Bank-only basis) excludes loans in Special Assets Group of Baht 112,680 million at end-2003 and Baht 87,956 million at end-2004.

The improvement in the Bank's net interest margin, from 2.72% in 2003 to 2.85% in 2004, attests to the satisfactory performance of our core operations. Fee income and income from subsidiaries improved considerably on the back of the Bank's **'Universal Banking'** strategy. The Bank intends to increase the non-interest income portion of its total income in order to further improve its Non-NII to NII ratio.

### Income Breakdown[1] by Type of Income


2003
67.7%
32.3%
Total Good Loans
28,168
Million Bath
2004
65.3%
34.7%
Total Good Loans
31,769
Million Bath
Net Interest and Dividend Income
Non-Intereat Income

Remark:
(1) Income (Bank-only basis) excludes gains on investment of Baht 205 million in 2003 and Baht 8,054 million in 2004.

Of total income of Baht 39,823 million (Bank-only basis), Baht 8,054 million represented investment gains. The Bank's income excluding investment gains grew by 12.8% due mainly to rise in retail operations and subsidiaries income. The main source of the Bank's year-end 2004 income was retail clients (41.8%), followed by corporate and SME clients at 16.6% and 10.1%, respectively.

### Income Breakdown[1] by Business Units


2003[2]
18.2%
10.7%
34.1%
2.4%
31.1%
3.5%
2004
16.6%
10.1%
41.8%
2.0%
25.1%
4.4%
Corporate
SME
Retail
Specail Assets
Treasury and others
Profit Sharing from Subsidiaries

Remark:
(1) Income (Bank-only basis) excludes gains on investment of Baht 205 million in 2003 andBaht 8,054 million in 2004.
(2) Income breakdown in 2003 is regrouped for consistency with that of 2004.



**PLANS FOR 2005**

At the core of the Bank's business plans for 2005 is the aim to be the 'Premier Universal Bank in Thailand'. Accordingly, the existing level of cooperation within the Group and its affiliates will be enhanced, new areas of synergies explored, and the governance model radically changed to ensure that we operate as a single face to our customers.

At the strategic level, the business units and subsidiaries will work collectively to improve our product positioning and service levels. At the tactical level, all business units and subsidiaries are being positioned to **grow** through selling more products and services to existing customers and aggressively seeking new markets and customer segments. Also, business units and subsidiaries will actively explore new lines of business that meet emerging customer needs and increase our network of sales and service centers to reach more customers and enter new geographical locations.

The emphasis on growth will be tempered by the need to build enduring **quality** in our products and processes. Accordingly, we will extend and improve our risk management practices, continue redesigning processes to improve service quality and reduce operating costs, improve our systems capability, and enhance the effectiveness of our performance management systems.

Finally, we will ensure the sustainability of our growth and quality strategies through building the skills of the Bank's **employees** and substantially improving their level of engagement with the Bank. Specific plans encompass attracting new talent, implementing new skill development programs, developing a longer term compensation scheme for retaining employees, and fine-tuning the performance management systems.

The Bank's business plan for 2005 is detailed by business and functional group and is based on aggressive, yet attainable, Bank-wide financial targets. The **key financial targets** for 2005 are as follows:

- Return on equity of 15.8 %
- Loan growth target of +6.7%
- Cost income ratio of 58%
- Reduce NPLs by end-2005 to 10%


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## PERFORMANCE AND PLANS BY BUSINESS UNIT

### Corporate Banking Group

The Corporate Banking Group is a key business group of the Bank and serves both the Corporate Sector and the Small-and-Medium Enterprise (SME) Sector. Broadly speaking, all customers with an annual turnover in excess of Baht 500 million per annum fall under the Corporate Division and those below this threshold are the responsibility of the SME Division.

This Group provides a full range of business financial products to its customers, including Corporate and Syndicated Loans, Trade Finance Products, as well as Treasury and Financial Market Products.

### 2004 Performance

The Bank's corporate lending business achieved growth of 12.6% in 2004, which is well above the market average. Equally impressive, the Group managed to win more than 200 new corporate clients and more than 2,000 new SME clients with a total credit line figure of Baht 36 billion.

- **Corporate Banking**

To foster business expertise, the Corporate Banking Divisions are organized by industry sector, and most relationship managers have expertise in specific business sectors. Industry segments where the Bank is recognized for its specialist experience include Real Estate, Construction, Steel, Telecommunications, Power Generation, Agribusiness , Infrastructure Project Finance, and the Hotel sector. Customers within these and other sectors that were assessed as having high growth potential were specially–targeted throughout the year.

The Divisions have developed a one-stop service concept, focused on the **relationship managers. Product specialists** are called in by the relationship managers to service specific opportunities as and when required.

During the year, the Bank launched its **Business Development** unit. This unit identifies and pursues new clients, new segments and new opportunities that will provide a springboard for further growth.

- **SME Banking**

The SME Banking Division is organized on a geographic basis with **41 Business Relationship Centers** throughout the country. A major aim is to nurture relationships with local businesses through an intimate knowledge of local conditions and geographic proximity to the customer's business premises. The relationship teams are supplemented by a **Business Development** unit, which identifies and develops specific new opportunities and new local markets.



The division has been very active in supporting entrepreneurial activity in Thailand through:

- Cooperating with the Federation of Thai Industries and the Market for Alternative Investment (MAI) in providing 6 training programs on the topic of 'Good Governance & Competitiveness' for SME's all across the country.
- Collaborating with government departments and agencies in providing new avenues for financing, including the Energy Conservation Project of the Ministry of Science and Technology, and the Risk Participation Project of the Small Industry Credit Guarantee Corporation.
- Organizing an Inter-trader Product Program with the Department of Export Promotion to provide better understanding of export financing alternatives.
- Signing a memorandum with the Office of SME Promotion on credit and venture capital support for SME entrepreneurs.
- Organizing discussions and round table sessions with SME's at, among others, the Money Expo, OTOP-SMEs-BOI conference, and Business Fair 2004.

On the back of a growing economy, the SME Banking Division recorded an impressive performance in 2004. Outstanding loans **grew by 23.5%** and **more than 2,000 new customers** were added. In addition to lending, fee based income grew significantly.

- **Financial Market Products**

The Business Products Division of this business Group supports both the Corporate and SME Banking divisions through **Credit** and **Trade Finance** Products, Debt Capital Market Products, Corporate Trust Services, and Fund Management.

Customers in both the Corporate and SME segments continued to demand a range of **credit** and **trade finance** products to support continued growth in their business activities. Also, during the year, the Bank opened 10 new International Trade Service Centers, bringing the total number of International Trade Service Centers to 36.

In terms of **Debt Capital Markets,** the Bank provides a full range of products and services that assist businesses with fund raising through the issuance of structured debt. Major achievements during 2004 included:

- In recognition of its market position, the Bank was voted as the 'Best Bond House' and 'Top Underwriter' by the Thai Bond Dealers Club. Also, it was awarded 'Deal of the Year' for its underwriting of Baht 15 billion of bonds issued by PTT to retail investors.
- The Bank's market share in this segment during 2004 was estimated at 52% (at over Baht 70 billion), placing it at the forefront of this market to reflect its unrivalled distribution strength and close customer relationships.



For **Corporate Trust** services the focus is on representing bondholders and providing custody related services. Again, the Bank maintained its dominant share of this market and its client base covers most asset management companies, as well as Thailand's largest institutional investors. Major achievements for the year include:

- Largest market share in the local custody services market and appointment as the Master Custodian for the Government Pension Fund.
- Offering 'fund accounting' services, in addition to pure custodial services (a business first in Thailand).

In addition, this division provides **Fund Management** services, as well as provident fund and private fund management services to state enterprises, major businesses, and high net worth individuals.

**Plans for 2005**

The Corporate Banking Group has set an ambitious agenda for 2005. On the lending side, it expects net **outstanding loans to increase by 8.8%,** or Baht 27.6 billion, which includes a target growth rate of 8.2% for the Corporate Banking Division and 10.3% for the SME Banking Division. The Bank also aims to double its revenues from fee income and foreign exchange services, thereby increasing the proportion of fee based income from 21.9% in 2004 to 33.8% in 2005. Major industry segments that the Group plans to target are infrastructure projects, construction, and export-related businesses. The Bank aims to enhance its presence in the trade finance business by leveraging from the Bank's new state-of-the-art **trade finance system** that was implemented towards the end of 2004. In addition, we expect to **maintain our market leadership position in the Debt Capital Market** and **Corporate Trusts.** Also, we will improve our market share in the provision of Fund Management services.

In 2005, the Bank will implement initiatives to improve the underlying business model of the Corporate Banking Group so that the Bank is positioned to increase its market share in 2005. This includes a new **'Wholesale Banking Group'**, a new **early warning system** to identify potential problem accounts to enable a prompt and efficient response, and a new **skill building** program for the relationship managers together with an improved performance tracking system.



**Retail Banking Group**

The Retail Banking Group services both individual customers and small businesses. The individual customers cover the mass market, the affluent, and the high net worth segments. The Group's small business customers include traders, the self-employed and professionals with an annual turnover under Baht 20 million.

**2004 Performance**

The Retail Banking Group set out with aggressive business goals for the year and in almost all cases met or exceeded them. This is a major success story and the Bank is proud of its achievements. Highlights are as follows:

- **Mortgages:** Maintained both the **#1 market position** and largest aggregate market share among the commercial banks in **Mortgage Lending.** This was accomplished through increasing the number of alliances with major property developers and rapidly expanding the direct sales work force to serve off-premises customers. Total mortgages outstanding at the end of the year increased by 37.7% and the Bank's market share edged up to almost 28%.
- **Bancassurance:** Maintained the **#1 market position** and significantly augmented the Bank's market share in the bancassurance market. This was done through a strong cross-sales focus and a large number of targeted campaigns. As a result, fee income grew by 4-fold to about Baht 1.1 billion in 2004.
- **Cards:** Dramatically improved the Bank's card penetration rate - both credit and debit - through a combination of aggressive cross-selling and a number of eye-catching campaigns. The number of credit cards issued increased by 150% during the year to 1.05 million cards. Likewise, Debit and ATM cards increased by 14% to 4.4 million cards by year-end. These are **milestone achievements** and place the Bank among the leaders in this market.
- **Retail Foreign Exchange:** Achieved **#1 status** for the Bank's retail foreign exchange services with a market share of 21%. In part, this has been achieved through opening more exchange booths at high-density tourist locations.
- **Branch and Service Outlet Expansion:** Dramatically increased the number of branches (by 12.2%) and the number of ATM (by 48.7%) to gain higher levels of penetration throughout Thailand. The Bank ranked **3rd by number of branches** and **2nd by number of ATM** by year-end 2004. This fast increasing footprint will enable the Bank to substantially augment its distribution capacity.
- **Branding:** Substantially completed the visual re-branding and internal redesign of the Bank's branches, exchange and offsite ATM locations throughout Thailand. As a result, the Bank's retail franchise has a distinct and high-visibility high street presence, as well as a consistent look and feel. The customer response has been enthusiastic and the re-branding has resulted in higher sales and transactional traffic at almost all existing service outlets.
- **Service Improvements:** As a result of major process redesign, new performance management systems, and organizational restructuring completed in 2003, the Group was able to **dramatically increase productivity and sales performance** of its retail workforce. While the sales achievements are evident from the Bank's performance, equally impressive was the dramatic reduction in average waiting times at all branches - particularly at peak hours. Also, the average origination




14.09
14.59
18.89
19.69
18.94

times for loans and cards have been dramatically reduced by 60% to 70%.

- **Easy Call Center:** The substantially improved Call Center, which was launched in 2003, continued its **rapid growth** and the number of inbound calls increased by over 200% during 2004. This growth reflects the quality of both the automated service and agent based services, as well as the successful take-up of this alternate channel by many of our customers.
- **Customer Survey:** Throughout the year, the level of **customer engagement** and quality of service was independently monitored by Gallup and bench marked against its global database. For all branches, the Bank recorded consistent improvement in the level of customer engagement. Improvement targets set using the 2003 baseline were exceeded by all branches.

The above are highlights of a spectacularly successful 2004 - in terms of growth, market-share, quality of service and core profitability. The Group believes that it is poised to further strengthen its market dominance in retail banking during 2005.

**Plans for 2005**

The Group plans to build on its success in 2004 and estimates that its aggregate revenue will increase substantially, from both lending based revenue and fee income. Highlights of its 2005 business plan are as follows:

- Maintain its **#1 market share** in the **mortgage** market with a focus to improve yield.
- Dramatically increase the transactional usage of its **credit card** customers - particularly by revolvers - and at the same time launch a new card pitched at the premium end of the market. Also, it plans to maintain its **#2 market position** in the credit card market.
- Continue to grow the number of **Debit and ATM Cards** with the aim of crossing the five million threshold level in the category and significantly improve its market share.
- Maintain its **#1 market share** by increasing the net contribution by the Bancassurance market by over 50%.
- Rapidly expand its high street **branch and ATM** presence, particularly in high density or upcoming business areas. The aim is to reach the **#2 market share** in terms of the number of branches and **#1 market share** by number of ATMs and foreign exchange kiosks.
- Continue to expand its **customer call center** with an average increase in traffic of 50% across fully-automated and agent serviced calls.
- Strengthen its **brand visibility and impact,** particularly through the increased use of advertising media.
- Further improve the level of **customer engagement** across all branches and alternate channels, as well as reduce the average 'queue time' during peak service hours at all branches. The aim is to gain world-class customer engagement levels over the next few years.
- Apply the **Six Sigma** process improvement and design techniques to major processes across the Group, building on the early success of the pilot project launched in 2004. The aim is to set and attain aggressive new service levels at key customer touch point.
- Continue to invest in developing the **skills** of the Bank's retail employees at all levels and fine tune the new **performance management** systems to drive consistent high performance across the board. At the same time, the Group will sharpen its 'motivation and recognition' programs in order to sustain or exceed its 2004 growth rates.



## Business Cash Management Group

2004 was the first full-year of this business Group's operation following its establishment in mid-2003. The Group services Corporate, SME and Retail customers by providing payment, collection, and liquidity management products & services.

Key Statistics of Business Cash Management Group

| | Growth Rate | |
|---|---|---|
| | **2003** | **2004** |
| Collection Amount | 101% | 61% |
| Payment Amount | 44% | 22% |
| Internet Banking Channel Transaction | 5% | 20% |

## 2004 Performance

The Group had a successful year, with revenues, market share and profits all showing substantial gains. The Group now ranks 2nd in aggregate market share terms and 1st among local banks in the number of specific product categories such as Bill Payments. Highlights of the year are as follows:

- **Customer Acquisition :** Through targeted joint marketing efforts with relationship managers in the Corporate and SME groups, the Group acquired major customers in the airline, automobile, education, entertainment, food & beverage retailing, telecommunications, hotel, and government sectors in 2004. This growing list of major customers attests to the superior quality and range of the payment and collection products that the Bank offers. The increase in customers led to 61% growth in collection amounts, a 22% increase in payment amounts, and growth in internet transactions of almost 20%.
- **New Products:** Through leveraging existing and new technologies the Group was able to launch a series of new and exciting offerings during the year, including:
  - A state-of-the-art corporate banking internet service called **SCB Business Net** using the latest in web systems technology in April 2004.
  - A flexible **payment system** using a 'best in class' system in August 2004.
  - A **mobile banking** payment services (M-Pay) in partnership with a leading telecommunications company in October 2004
  - **Laser ATMs** - 1,100 barcode enabled ATMs to facilitate retail bill payments in late 2004.
  - A new **cheque distribution** system at major business centers.
  - Pilot of a new **Bill Collection** system for multinational companies operating in Thailand in late 2004.
  - Reengineering of selected **customer service processes** to dramatically reduce cycle completion times.

## Plans for 2005

The Group plans to continue to aggressively grow its business and build market share in 2005. The plans call for substantial increases in product usage through all customer segments to reach an aggregate target gain in fee income of 37%. Key plans include:

- Pursue active cross-selling of products and services to the Bank's existing customers - supported by targeted campaigns.
- Develop market leading new products and services through leveraging of existing systems.
- Implementation of a new world-class Electronic Bill Presentment and Payment system to establish an early lead in the rapidly growing business-to-business (B2B) market-place.
- Further improve key customer service processes to enhance customer convenience and reduce costs.
- Augment the sales force in key areas and improve coordination with other business units to maximize on sales opportunities.



**Treasury Group**

The Treasury Group provides a range of products and services covering foreign exchange, money market, fixed income, and derivatives. These products are provided to all customer segments, wholesale and retail, both in Bangkok and throughout the country.

**2004 Performance**

The rapid growth and market share of the Treasury Group is evident from the following highlights achieved during the year:

- **FX :** The Bank has been awarded **'Asiamoney Thailand FX Poll of Polls'** award on the occasion of the 15th Anniversary of Asiamoney Magazine **and the'Best Overall Domestic FX Bank in Asia'** award in 2004 from Asiamoney.
- **Money Market :** The Bank has a 13% market share among all banks and is recognized as a key player in this segment.
- **Fixed Income :** The Bank has an 18% market share among all banks. Also it was designated as the **'Best Bond House 2003'**, by the Thai Bond Dealer Center and **'Best Investment Bank'** by Euromoney Magazine.
- **Derivatives :** The Bank was recognized by AsiaRisk as **'House of the Year, Thailand'** in 2004.

Towards the end of 2004, the Group implemented a new end-to-end Treasury Management System for FX and money market products, with a plan to extend the system to cover Fixed Income and Derivative products by mid-2005. This system will be a catalyst to provide new products, streamlined services and better risk management in the years ahead.

**Plans for 2005**

As a market maker in USD/THB exchange rates in the local currency market, as well as the local money market, the Group plans to introduce more structured and customized products to meet the needs of its sophisticated customers. Major product focus areas will be USD/THB options, THB interest rate options and credit derivatives. In addition, the Group plans to launch its FX-on-line service to provide an exciting new delivery channel for its customers - a channel that will be complimented by timely on-line news and analysis.

As noted earlier, the Group will complete the implementation of a new Treasury Management System in 2005 and use this as a base for new and improved product offerings.



### Private Banking Group

With nearly a century of service as the first Thai bank, the Bank has since its inception serviced the complex needs of the ultra high net worth customers. Traditionally, this customer segment has been serviced by both the Bank's branches and a special banking center at the Head Office that served as an integral part of the Retail Banking Group. Typically, this small but very significant group of private banking customers have assets under management by the Bank of Baht 50 million or higher.

The Bank initiated and completed the first phase of a project to separate this unit from the Retail Banking Group and establish a new private banking model. The Group was established in the latter half of the year.

### 2004 Performance

During the year, the Group continued to provide transactional private banking services and maintained its commanding market share in this segment.

In addition to transactional services, the Group provided investment products that are particularly suited to this market segment as an alternative to deposit-based accounts.

### Plans for 2005

The Bank plans to continue its development of the Private Banking Group. As part of this effort, the Bank will establish additional private banking centers in Bangkok, as well as expand the range of investment products that it offers. Also, a major effort would be made to develop the skill of private bankers and the supportive front-end relationship management systems that are necessary to serve this market.

### Special Assets Group (SAG)

The Special Assets Group is responsible for working-out the Non-performing Loans (NPLs) of the Bank, substantially all of which date back to the 1997 Asian financial crisis. Workout activities include either the restructuring of loans to facilitate their eventual settlement or taking legal action as is appropriate for each NPL. The Group is organized by category of customer - Corporate, major SMEs, SMEs, and retail. The first two categories comprise all large NPLs. The latter two categories comprise the bulk of NPLs (by number of accounts) and are organized under 5 geographic regions with a further 37 Special Asset Centers located all across the country. The Group also includes a pool of lawyers to assist with litigation and foreclosure activities.

The Group has a separate division to assist with the management and sale of Non-performing Assets (NPAs) that are acquired during or at the end of the resolution of NPLs.

### 2004 Performance

The Group was successful in the resolution of Baht 15.8 billion worth of NPLs, thus bringing the percentage of NPLs down to 13.1% of gross loans. This success is partly due to the underlying growth of asset values over the last few years, as well as the effectiveness of the workout procedures established at the end of 2002.





Also, the Group transferred the workout responsibilities for a large number of its NPLs to the Bank's wholly owned subsidiary - SCB Capital Services Co., Ltd. (for more details please see discussion on page 39). As a result, the Group was able to reduce its staffing level by over 30%.

Finally, the Group was successful in the disposal of approximately 900 asset items and recovered about Baht 3.5 billion in the process. However, with the increasing rate of foreclosures, the aggregate NPAs were marginally higher at the end of the year when compared to 2003.

**Plans for 2005**

The Group estimates that it will be able to substantially reduce the level of NPLs in 2005. It is expected that the ratio of NPLs to gross loans will fall to 10% by the end of 2005. A portion of this target is shared with SCB Capital Services Co.,Ltd where the subsidiary has assumed responsibility for the workout.

The Bank expects the level of NPAs to rise significantly on the back of successful completion of the legal process against NPL customers. Accordingly, the Group is geared up to aggressively dispose of these NPAs - either through the branch network, or through special auctions and similar events, or to interested investors and brokers. As a result, the Group has set an aggressive target for disposals of Baht 4.5 billion for 2005.

**SCB Securities Co., Ltd. (SCBS)**

Established in 1995, SCBS has rapidly grown to become one of the best and most fully-integrated investment banks in Thailand. Its product offerings span the entire spectrum from financial advisory to capital raising, asset management, and related financial services.

Since 1997, SCBS has helped companies raise nearly Baht 100 billion of equity and Baht 230 billion of debt in the capital markets, and has provided advice for over Baht 80 billion worth of debt restructurings. On the investors' side, it is now a top-five broker on the Stock Exchange of Thailand (SET), with nearly 200 licensed brokers supported by highly regarded Research and Investment Strategy departments.

**2004 Performance**

- Increased revenues by 35% from Baht 900 million last year to Baht 1,200 million, driven largely by its brokerage business.
- Improved its brokerage ranking from 9th to 5th, commanding a 4% market share and turnover of Baht 350 billion.
- Successfully underwrote Thai Oil PCL's Baht 33 billion initial public offering (IPO), making it the largest IPO transaction in Thailand to date.
- Secured bookrunner mandates for large upcoming IPOs of the Electricity Generating Authority of Thailand, TOT Corporation PCL, and Thai Beverages (1991) PCL.
- Broadened research coverage of listed stocks to 120 companies, representing over 80% of total market capitalization.
- Launched 'The Privilege' private fund - which currently has over Baht 500 million under management.



**Plans for 2005**

- Continue to gain brokerage market share by strengthening retail marketing and the distribution network, as well as the quality of research.
- Explore cross-selling opportunities with the Bank and other Group companies to extract synergies from the universal banking structure and offer a truly comprehensive range of financial products and services to corporate and retail clients.
- Launch new products including a derivatives fund, and Securities Borrowing and Lending (SBL) services to cement its reputation as an innovative investment banking firm.

**SCB Asset Management Co., Ltd. (SCBAM)**

SCB Asset Management Co., Ltd. (SCBAM) was established in 1992 and became a wholly-owned subsidiary of the Bank in 2003. The company engages in all three types of asset management services: mutual funds, provident funds, and private funds.

Mutual funds represent the core of SCBAM's business. Its family of funds includes equity funds, both long- and short-term, as well as fixed income funds for retail investors.

SCBAM provides not only fund management but also investment planning services so that investors understand the options available to them so that they can make informed choices. Its investment planning services are currently provided by Personal Financial Advisors who are located at major branches of the Bank. By focusing on the core principle of serving customer needs, SCBAM's family of mutual funds is simple and easy to understand, while at the same time providing consistently outstanding performance results.

SCBAM is able to draw on the Bank's entrenched position in the financial industry, a key advantage that few fund houses are able to enjoy. With a strong network of distribution channels exclusively arranged with the Bank, SCBAM has grown from strength to strength with its market share in the mutual fund marketplace moving up to No.3 in 2004.

**2004 Performance**

Highlights for the year were as follows:

- SCBAM improved its market share of mutual funds from #5 with a 6.8% share to #3 with a 12.0% share (domestic funds excluding special purpose funds).
- Total assets under management grew from Baht 21.4 billion in 2003 to Baht 43.0 billion in 2004 for a gain of 100%.
- 157 PFAs (Personal Financial Advisors) located at 116 branches were given special training in order to serve customers better.
- Good consistent performance of its portfolio of funds (e.g. equity funds and low-risk funds) that have consistently outperformed respective benchmarks over the past 3 years.

**Plans for 2005**

- Aim to move closer to the top position in terms of market share with assets under management projected to grow by 50%.
- Position SCBAM to capture the huge growth opportunity represented



by the abolition of full deposit guarantees in late 2005.

- A strong focus on low risk funds as key products to build confidence and gain customers' trust. Increase convenience and confidence through multi-channel access such as ATMs, Easy Net, passbooks, as well as offer credit facilities against mutual funds.
- Continue to build the product and service skills of the sales force to ensure long-term relationships with a growing customer base.

**Samaggi Insurance PCL.**

Samaggi Insurance PCL is a SET-listed subsidiary of the Bank. It is a well-established underwriter of property, casualty, and medical & health insurance in Thailand. Its market share in the property insurance sector is around 4%. Its customer base includes both corporate & retail customers with a breakdown of 60:40, respectively. It operates nationwide and has 10 branches in major provincial locations.

**2004 Performance**

The company has a consistent and market leading record on profitability and return-on-equity in its industry. In recognition thereof, FORBES magazine has listed it as one of 100 Best Companies in the World with revenues under US$ 1.0 billion. This is the second consecutive year for the company to receive this accolade.

The company is also a leader in the Bancassurance marketplace for non-life products. At the end of year, the company's net profits and return on equity were Baht 286.02 million and 15.8%, respectively.

**Plans for 2005**

Samaggi Insurance PCL plans to reorganize its operations to dramatically accelerate growth and strengthen its market position in 2005. Also, it will work closely with the Retail Banking Group to build market-share, particularly for bancassurance products. Finally, it will streamline its processes to ensure prompt service and payment of claims, while at the same time making improvements in the efficiency of its key processes.

**SCB Capital Service Co., Ltd. (SCBCS)**

Arising from the Bank's strategy to develop its universal banking franchise to cover all business segments, SCB Capital Services was established in 2004. The primary aim of this new affiliate is to assist financial institutions in the resolution of impaired assets. The company has a number of workout specialists with the talent and experience to accelerate the resolution of impaired loans and optimize returns. The Bank is a key initial customer and it is expected that this base will be expanded considerably in the years ahead.

**2004 Performance**

Between September and October, the company assumed responsibility for the resolution of a large portfolio of impaired assets from the Bank worth around Baht 36 billion. SCBCS worked diligently, in cooperation with the Bank's business units, to resolve over 600 separate cases.

Also, the company has been actively marketing its services to other financial institutions in Thailand.



**Plans for 2005**

The company has targeted to resolve over 41% of the portfolio of NPLs that it manages for the Bank. In part, it intends to accomplish this by resolution of NPLs (35%) and, in part, by the disposal of NPL's to third parties (6%).

**PERFORMANCE AND PLAN OF SHARED SERVICES AND FUNCTIONAL UNITS**

**Change Program**

The Change Program encompasses Group-wide strategic initiatives for transforming the Bank and repositioning its franchise. The Program is run by the Change Program Steering Committee that meets bi-monthly and comprises key executives within the Bank. The Committee is supported by a small secretariat that assists with planning and monitoring specific initiatives, as well as acts as a conduit for communicating the need for, and status of, the program and its initiatives to the employees using multiple media.

**2004 Performance**

The Change Program was launched in 2001 and is being completed in successive waves. Up through to the end of 2003, 20 projects had been completed successfully in three successive waves. The completed projects included the implementation of new business models and/or organizational structures, redesign of major business processes, and the implementation of a new call center.

During 2004, the Bank completed a fourth wave of projects. This included the design of a new retail **customer segmentation** strategy at the retail level, a **comprehensive scrub** of the **customer data repositories,** and the implementation of new systems for **financial management, corporate internet banking, corporate/SME bulk payments, treasury management** and **trade finance.**

The biggest project in this fourth wave was the **Core Banking** system, which was implemented over a 16-month time span and was designed to replace the main processing engines of the Bank for customer, deposit and lending. At its peak, this project involved over 500 staff from IT, users, and the vendor. The scale and complexity of the systems was increased several fold by the number of interfaces that were required (over 40) and the implementation approach of a single event conversion **(Big Bang)**. This is one of the largest IT projects of its kind in Asia, with a high-risk implementation approach, and was completed in record time for an institution of the size of the Bank. Successful completion of the project provides a brand new processing engine for the Bank that is scalable to the ever-increasing business volumes and addresses the functional needs of a liberalized product environment.

Finally, as the Bank approached the completion of the fourth wave, it launched the **Change Program II.** Within this next level of the Change Program, the focus of the initiatives will shift from foundation building to growth-focused initiatives. Already, four of the next level initiatives have been completed. First, a **new role** has been developed and implemented for the **area managers** who manage clusters of branches. The new role and associated personal development plans have been well received and will provide a springboard for extending these concepts to the branch managers. Next, the Bank has adopted the **Six Sigma** approach for continuous process driven improvement and a pilot project was completed during the year. Third, a business model was



developed for the newly launched **Private Banking Group** and will be implemented progressively in the year ahead. Last, but not least, a project was completed to develop a **new governance model** for the Bank's financial services as a prelude to implementing a more seamless universal banking structure that is not inhibited by the earlier regulatory environment and related market practices.

Although the cost and benefits of each initiative are tracked at a project level, the aggregate payback of the Change Program can only be measured at a macro level due to the multiple dependencies among projects. A composite set of indicators are tracked and reported to the Board of Directors to monitor the overall achievements in terms of business growth and profitability, shareholder value, customer loyalty and employee satisfaction. The prognosis to date is that the benefits to the Bank of the program have been significantly greater than anticipated in almost all areas.

**Plans for 2005**

The Change Program is journey and not a destination. The Bank will continue with its efforts to adapt to the changing economic and competitive environment. Also, it will reposition its franchise to offer a distinctive choice and compelling value proposition to its customers. Accordingly, the Change Program will enter its fourth and most ambitious year to date during 2005. Projects identified for completion include:

- The formation of a new **Wholesale Banking Group** to serve the complex needs of its largest customers.
- The launch of a new **Electronic Bill presentment and payment system** for business-to-business (B2B) transactions.
- Implementation of a **market risk** measurement system.
- Selection and partial implementation of a new **corporate/SME loan origination** system and supportive **credit risk** management modules.
- Implementation of a new and redesigned **procurement** system.
- Design and adoption of a comprehensive **Business Continuity Planning framework.**
- Partial implementation of a new and integrated **Human Resource Management** system.
- Design and development of an **enterprise information warehouse** that will improve access to, and analysis of, the Bank's information repositories for dramatically improved marketing, risk management and management reporting.

**Human Resource Development**

The human resources strategies and practices at the Bank are inextricably linked to its business strategies and direction. Never has this linkage been more evident than in the past three years. Stated simply, the mission of the HR Group is to recruit, assess, develop and deploy talent across the Bank, so that we can help translate corporate intent into action. Towards this end, the Group is responsible for:

- Maintaining a steady inflow of entry-level resources from the nation's campuses to staff the Bank's continuing growth, and scouting the market for the best talent available to remedy core competency deficiencies.
- Putting in place the type of training and development programs that will enable employees to meet the demands of a rapidly changing market place.



- Ensuring management continuity through leadership development programs and succession plans.
- Developing a compensation program that reinforces a "pay-for-per formance" culture, one that rewards individual excellence as well as team accomplishments.
- Cultivating a work environment that supports individual aspirations for career fulfillment, continuous learning, security and well-being.

**2004 Performance**

From a people standpoint, 2004 was a year of significant growth, especially in the staffing of the Bank's retail network expansion and new business initiatives. And, under the challenging conditions of an all-encompassing organizational transformation, it was time to take stock - to gauge the state-of-mind and "wellness" of our population. Some of the more significant initiatives of the year included:

- Introduction of a performance bonus scheme that is linked to the Bank's overall results and to individual contributions.
- Setting up of a new Teller Training Center that is capable of training 100 new tellers per month with the aim of helping new recruits to become front-line service providers faster and more effectively than ever before.
- Transformation of the former library into the new SCB Learning Center, which houses a language lab, an e-learning facility, an on-line research hub, a mini-theatre and, of course, a library.
- Introduction of an annual Bank-wide survey to measure the level of employee engagement, followed by specific action plans for realizing improvements at every organizational level.

**Plans for 2005**

The Bank's transformation is expected to surge ahead during 2005. The demand for more ;people' resources that are well-trained and motivated will continue unabated. The key initiatives for the year will include:

- Development and implementation of an HR management system that will enhance the quality of our HR database, streamline HR processes, provide management with better HR information, and allow direct user access through an employee- and manager- self service functionality.
- Addition of another building block to our compensation program through the introduction of a deferred bonus scheme that is designed to help retain our valuable human resources that are directly linked to the Bank's market value.
- Development of an e-learning capability that will enable the speedy and efficient delivery of training throughout the network, on a "just-in-time, just enough" basis.
- Construction of a new Health & Recreation Center at the head office that will offer a range of facilities designed for the relaxation and well-being of our employees.

**Information Technology Group**

The aim of the Information Technology Group is to establish a world class IT function that is aligned with the business direction of the Bank. The function of the Group is to support the information systems needs of the Bank and manage its IT-related infrastructure and investments. The Group comprises seven divisions with a total strength of around 600 staff. These divisions cover Architecture and Planning, Solutions Development, IT Operations, Quality Assurance and Testing, Data Management and Information Security.

**2004 Performance**

2004 was an exceptionally busy time for the Group that saw the achievement of several milestones. During the year, it implemented several major projects, under the Change Program, consisting of the following:





- Replaced the Customer, Deposit and Lending processing systems of the Bank, in a single event conversion (Big Bang), on December 12, 2004. This project, referred to as the **Core Banking Systems** project, was the single largest systems project in our history and was implemented in a record setting time-frame. It positions the Bank to achieve best practices in systems availability and product innovations.
- Replaced the aging **Financial Management** systems with best-of-breed general ledger, budgeting and management reporting systems that successfully improved the quality and timeliness of the Bank's financial and management reports.
- Implemented the first phase of the **Business Cash Management** system comprising a world-class **Corporate Internet Banking** suite and a new **Payments** system for large customers.
- Implemented an end-to-end **Treasury Management** System with the flexibility to launch new and innovative products, while at the same time improving the process efficiency and management of operational risk.
- Replaced the aging **Trade Finance** system with a best-in-class solution to better meet the product-service demands of the Bank's customers and the rapid growth of its services in this area.
- Developed a new **Information Security framework** and initiated a series of projects to enable the Bank to better protect its information as set against internal and external threats to the availability, confidentiality, and integrity of its information.

With these new systems and related infrastructure upgrades to its equipment and telecommunication network, the Bank is now positioned to compete aggressively through better products, improved processes, near infinite scalability and industrial strength reliability and availability.

**Plans for 2005**

While the Group has made admirable strides in bridging the gap between what is needed and what is available, a series of other initiatives are necessary to further improve the effectiveness of the IT Group. Key projects in 2005 will be comprised of:

- Implementing new systems for **Market Risk Analysis, Human Resource Management** (Phase 1), **Corporate Loan Origination & Credit Risk Analysis, Electronic Presentment & Payment** and **Integrated Procurement.** Also included here will be an enterprise-wide **Information Warehouse** with supportive tools for mining and analysis, along with a **Customer Wealth Management** system.
- Leveraging from the significant investments in 2004 to introduce new products and services - particularly with respect to the **Core Banking** and **Treasury Management** systems
- Upgrading the capacity and resilience of the **equipment and network** infrastructure of the Bank.
- Fine-tuning the **IT organization** to make it more responsive to on-going user needs and, at the same time, adopting best-practice processes in all major areas of the Group to support continuing improvement.
- Establishing and meeting higher **Service Level Agreements** in all key areas.

**Risk Management Group**

The business of banking is essentially about managing risk. A key element of the Bank's mission is to make the effective management of risk a core competence in order to ensure that it retains its long-term competitive edge.

The Risk Management was established in the year 2000 to manage three different and equally important types of risk - Credit Risk, Market Risk and Liquidity Risk, and Operational Risk. In the past few years, the Bank has implemented a solid risk management infrastructure, including a Credit Policy Guide, Market Risk Policy Guideline,



Operational Risk Policy Guide, a new organizational structure, new work processes, and other practical regulations.

To reach the next level in its risk management capability, the Bank has recognized that the effective measurement of risk is critical. Accordingly, the Bank will make considerable investments in acquiring and implementing appropriate systems to support the efficient capture and measurement of risk.

The Bank has initiated these actions with the aim of enhancing its competitive edge by improving its risk management capability and, as a corollary, its risk adjusted return on capital employed from of its business lines. However, these efforts will also result in early compliance with the emerging regulatory framework - as espoused under the New Capital Accord (Basel II).

**Credit Risk Division**

The Bank implemented new credit risk process in 2002 with a comprehensive Credit Policy Guide (CPG), formal underwriting standards and guidelines, and a Credit Manual. Since, on a periodic basis, the Bank has reviewed and updated its credit-approval authority to reflect the underlying risk level, as well as adjusted its credit policies and regulations so that they correspond to the changing economic situation.

**2004 Performance**

In developing an effective credit risk management framework, the division has pursued the following major initiatives during the year:

- Initiated the 'Wholesale Integrated Network (WIN)' project to provide, along with a parallel credit origination objective, the capability to measure, manage, control, and report on credit risk.
- Initiated the 'Mortgage Risk Management (MRM)' project to improve the credit scoring model for retail lending.
- Implemented a Risk Adjusted Pricing Model to defining the credit price needed to cover the cost of risk.
- Arranged 'Knowledge of Credit Risk Management Seminar' and offered 'Commercial Loan to Business', 'Financial Accounting for Bankers', and 'New Credit Training' courses for both credit officers and business relationship officers on an on-going basis to improve the understanding and skills in managing credit risk.

**Plans for 2005**

During the year ahead the division will move towards completion of the WIN and MRM projects referred to above, as well as:

- Encourage the Bank's business originators to make more use of the Risk Adjusted Pricing Model.
- Refine the underwriting criteria and related origination process to attain greater efficiency and effectiveness.
- Position the Bank for early compliance with the Basel II requirements.

**Market Risk Division**

The division develops and maintains the Bank's Market Risk Policy Guidelines. It also measures, monitors, evaluates and controls market risk; develops and implements guidelines for managing counterparty risk; simulates market risk using various models and book structures together with the Finance Group and the Treasury Group; supports the formulation of the Bank's view and appetite towards market risk and the quantification of capital required to support the Bank's position.





**2004 Performance**

During the year the division:
- Implemented a revised Market Policy Guideline;
- Implemented the market risk supervision policy to meet regulatory requirements.
- Revised the process for allocating counterparty risk and the limits for externally rated counterparties.
- Established policies for maintaining the Bank's trading and banking book.
- Established limit control processes for Value at Risk models; and
- Initiated an exposure limit by utilizing loan equivalent factors.

**Plans for 2005**

In the year ahead the division plans to:
- Start using a standardized approach for market risk from March 2005.
- Calculate RAROC for the Bank's investment portfolio from the second half of year.
- Implement a new Market Risk Analytical system in the second half of the year.
- Establish counterparty and country risk policies by mid-2005.

**Operational Risk Management Division**

The Operational Risk Management Division cultivates a culture of risk awareness across the Bank's and functional units in order to sustain the Bank's performance over the long-term. In addition it has introduced an Operational Risk Policy Guide (OPG) to provide a standard operational risk framework across the Bank. OPG is in compliance with both the BOT guidelines and international best practices.

**2004 Performance**

In 2004, the Bank implemented operational risk processes and procedures for its key banking functions. These are intended to enhance continual operational risk assessment; control, and monitoring. During the year, the division:
- Implemented a system for monitor ing operational risk across all key areas through the use of Key Risk Indicators.
- Initiated the compilation of an integrated operational loss data to support decision making by senior management.
- Integrated operational risk assessment as a prerequisite in the process for launching new products and services with a view to eliminate or reduce risk factors.

**Plans for 2005**

In 2005 the division plans to:
- Develop a new business continuity-planing framework and formulate plans for all critical banking functions. This framework will better enable the Bank to identify and assess threats to its operations. It will be a starting point for the development of well tested proce dures and plans for the recovery from any given incident through to the resumption of normal banking services.
- Establish a standardized incident reporting procedure to enhance the Bank's capability in managing any unexpected disruption to its operations.



**Operations Group**

The Group provides the processing backbone and operational support for all the business units in the Bank. It has seven divisions - payments and settlements, credit operations, treasury and funds management operations, trade and custody operations, corporate trust operations, card operations, and retail collections. Despite exceptional growth in the Bank's business volumes, particularly in Retail and Business Cash management, it was able to improve productivity by 15-20% and meet its service level obligations. During the year, more activities were centralized - particularly in the areas of credit operations and collections.

The next phase will be to harness operational efficiency through improvement opportunities such as automation, process redesign, and strategic cost management amongst many others.

**2004 Performance**

The highlight of the year was the Group's ability to successfully meet the demands of a rapidly growing franchise. In addition, it was able to implement several redesigned processes with significant productivity gains, including the following:

- Reduce average Bill Payment processing time from 3 days to 1 day.
- Consolidate all foreign exchange and funds' operations (both corporate & retail) to attain better economies of scale.
- Implement streamlined workflow in credit operations and reduce the average turnaround time for retail origination.
- Implement new Straight through Processing between the Dealing Room and operations through the deployment of a new state-of-the art Treasury management system.
- Reduce the turnaround time for Customers' refunds to 1 day.
- Reduce average new credit card processing time (end-to-end) by almost 70%.
- Improve the retail collection rate through both standardization and centralization.

**Plans for 2005**

The Group recognizes the importance of further improving the effectiveness and efficiency of its processes as a basis for improved customer satisfaction and reduced operating costs. In 2005, the areas targeted for substantive improvement are as follows:

- Re-stacking/re-aligning Cash Centers.
- Upgrade credit card processing by leveraging on a major systems upgrade.
- Redesign of the funds administration and securities operation processes to attain savings from Straight through Processing.
- Outsourcing non-core operating functions.



- Extend the card renewal cycle time to achieve cost savings.
- Saving costs by adopting duplex printing of all customers' statements.
- Boosting collection productivity through implementing a predictive dialer system.

**Finance Group**

The Group prepares financial and management reports for the Bank and, in addition, provides analytical management reports to all business and support groups. It leads in the establishment of an effective internal control system throughout the Bank. It is also responsible for balance sheet management. Finally, it disseminates financial information to regulators and shareholders, in addition to managing investor relations.

**2004 Performance**

The reorganization of the Group, started in 2003, was completed in early 2004. The new structure and related process changes will enable the Group to better meet its service, support and control mandate.

In early 2004, the Group implemented a new general ledger system to replace the legacy system. This new 'best in class' system will enhance the quality and timeliness of financial and management reports.

Towards the end of August, the Bank implemented a new budgeting system as an additional module to the new general ledger. This new system facilitated the introduction of a streamlined budgeting process for 2005.

**Plans for 2005**

The Group will continue with its efforts to replace its ancillary financial systems Purchasing, Account Payables, and Fixed Assets - all of which will be integrated into the general ledger system implemented earlier in 2004. This full suite of financial management systems will substantially enhance the efficiency and effectiveness of the Group.

In addition to the ancillary financial systems, the Group plans to implement customer and product profitability systems to provide a higher granularity of information to business units.

Finally, the Group plans to improve the support for balance sheet management activities of the Bank. This will be mainly done through a new and improved asset/liability monitoring system.


OMEGA
LONGINES
DKNY

**Audit Group**

The Internal Audit Group in the Bank is set-up as an independent function empowered by the Bank's Audit Committee. The Internal Audit Group provides an independent assessment of the management systems and internal control systems for the Bank and its subsidiaries.

Internal audit activities are designed to provide reasonable assurance that: (1) the Bank's resources are adequately protected; (2) significant financial, managerial and operating information is complete, accurate and reliable; (3) internal control is adequate; and (4) business groups and operations are compliant with policies, standards, laws and related regulations. In addition, the Internal Audit Group reviews and develops recommendations with respect to provisions against bad or doubtful loans and other credit exposures.

The work of Internal Audit Group is focused on the areas of greatest risk as determined by the risk assessment approach and as approved and directed by the Audit Committee.

**2004 Performance**

Internal Audit Group has been restructured to comprise 2 groups, namely Internal Audit-Retail Group and Internal Audit-Non Retail Group. Both groups directly report to the Audit Committee.

- Within the Internal Audit Group, a flat organization structure has been implemented to promote efficiency, whilst ensuring full coverage of all major business and functional units of the Bank (e.g. Retail Banking, Corporate Banking, IT, Treasury, Finance, Compliance, Operations, Risk Management, and etc).
- The Internal Audit Group has had an important role in many of the Bank's Change Program projects during the year, such as the Core Banking System, Eximbills, Business Cash Management, and the Treasury Management system.
- The Group continues to develop the skills of its audit personnel through extensive internal/external training programs.

**Plans for 2005**

The Internal Audit Group will continue with its efforts to provide timely assurance to the Board of Directors that the system of internal control deployed by the Bank and its subsidiaries is effective. Also, it will seek to strengthen its compliance function by the introduction of better preventative and detective controls.

The Group will seek to enhance the value it provides to the Bank by qualitative improvements to its recommendations. These improvements will be reinforced through more rigorous monitoring of the follow-up action taken by the auditees.

Also, the Group will support the implementation of an early warning system as part of a bank-wide effort to better manage risks.

# COMMUNITY CONTRIBUTIONS


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK





*Established by Royal Charter in 1906 as the first Thai bank, the Siam Commercial Bank has always adopted broad view of its role in Thai society through a sustained tradition of meeting its community service obligations. These obligations center on establishing a high ethical standard internally and, at the same time, reaching out to, and generously supporting, worthy socio-economic development schemes and projects throughout Thailand.*

*While it has recently become fashionable to espouse concepts of broader corporate responsibility for supporting social development, these community service principles were rooted into out foundation by our founder and Royal patron nearly a century ago.*

**On the Forefront of Relief Efforts**

2004 was marked by two major crises of unprecedented scale in the country, notably social unrest in the South and the Tsunami disaster. The Bank acted as a conduit for some of the relief efforts in both instances by channeling support from public and private agencies, customers, investors, the general public and itself.

During the year, Her Majesty the Queen asked that of all her subjects support efforts to alleviate the suffering of the people in the **three southern border provinces** arising from escalating tension between the law enforcement agencies and some residents, continuing acts of violence, and general social unrest.

Due to tensions in this region, the local farmers faced growing difficulty in finding a market for their product. The Bank, in response, initiated **a project to procure longon fruit directly from farmers in the three afflicted southern provinces and selling their output at the Bank's head office.** This weeklong event generated substantial income for the longon growers in these provinces, and at the same time demonstrated unprecedented levels of good will and support by many people in Bangkok. Specifically, volunteers from the bank were able to sell all the bulk consignments received from the farmers in a record period of time.

Following the **Tsunami disaster** in the 6 provinces along the Andaman coast, which caused particularly severe damage to well-known tourist destinations, the Bank immediately set up facilities at its branches to assist its customers and foreign tourists caught-up in the aftermath of this catastrophe. A much appreciated relief effort was the establishment of the **"SCB Tourist Helpdesk and Emergency Banking Service"** at branches in the disaster area to extend emergency credit during the days immediately following the Tsunami. The Bank also assisted victims of this tragedy in their communications with various agencies, such as hospitals, airlines, shippers and embassies.

To address immediate needs, the Bank donated Baht 5 million through the Rajaprajanugroh Foundation and provided survival kits and 20,000 pieces of clothing. It also set up facilities to mobilize the national outpouring of public donations in the form of cash, supplies, and medicine in the weeks following the tragedy. Looking ahead, the Bank has set up a Recovery Fund to support the longer-term development needs of the communities in the six provinces.

**Promoting a Knowledge-based Society**

In recognition of the critical importance of knowledge in the competitive global business environment, the Bank hosted a series of seminars in 2004 to disseminate knowledge to the communities it serves. In particular, it invited prominent guest lecturers to provide perspectives and stimulate discussion on specific trends in the macro and micro economic environment that impact entrepreneurs across various business sectors. Major programs in 2004 included:





- The 2005 **Economic and Financial Market Overview** seminar to discuss the outlook for economic and capital markets in 2005.
- A course on **"Good Governance & Competitiveness"** to enable entrepreneurs to effectively manage their businesses within a good governance framework.
- Sponsored, jointly with **the International Peace Foundation, the 2nd and final event series of "Bridges Dialogues toward a Culture of Peace"** at which a Nobel Laureate was invited to lecture on the theme of fostering a culture of peace in the world society.
- Co-sponsored the **12th Annual Conference on Pacific Rim Basis Finance, Economics, Accounting and Business (PBFEA 2004).** This important gathering gave academics, executives and entrepreneurs from the Asia Pacific region the opportunity to present research papers and exchange views on financial markets, financial and banking regulations, and economic issues with the goal of formulating a new body of knowledge for national economic development.
- Sponsored, for the 11th consecutive year, the television program **"Roo Rak Reung Thai"** aired on Channel 9 that promotes knowledge on and an appreciation of traditional Thai values.
- Celebrated the 100th anniversary of the birthday of Queen Rambhaibarni with seminars on the Thai economy during the Reign of King Rama VII and other related topics of historic interest.
- Contributed donations towards the establishment of a "Coin and Note Room" at the National Museum to provide historical knowledge of the evolution of money in Thai society.

**Mobilizing Funds to Support Community Initiatives**

Apart from the key activities listed above, the Bank supported fund raising activities in several areas, such as the arts, culture, quality of life, and the environment. Prominent examples of such events were:

- **"Little House in Big Forest"** - an art exhibition held under the Royal initiative of HM the Queen to mobilize funds to support the acquisition of agricultural land for the needy. The exhibition helped promote the works of Thai artists and raise proceeds for projects initiated by the Support Foundation under the Royal Patronage of Her Majesty the Queen.
- **"The Art Exhibition for Hornbill Conservation"** - An art exhibition and charity auction of hornbill paintings by well-known artists. The proceeds of the auction were donated to the Hornbill Research Foundation and other environmental preservation foundations on the occasion of the World Environment Day.
- **"Merit-Making Painting 3"** - a Buddhist art exhibition to showcase the art works of Chalermchai Kositpipat, Thailand's leading artist renowned for his contributions to Buddhist art and architecture. Proceeds from the exhibition were used to raise funds for the construction of Rongkhun Temple located in Chiang Rai.
- **"Business and the Community Free from AIDS Bazaar",** organized by the Bank together with other public and private agencies, to raise public awareness of AIDS prevention and mobilize funds for the Thailand Business Coalition on AIDS **(TBCA).** This event was part of 15th International AIDS Conference hosted by Bangkok.

Other smaller exhibitions and fairs were supported by the Bank throughout the year to raise funds for various charitable organizations throughout the country.

In hosting or supporting these events, the Bank has also relied on the generosity of its customers, shareholders and employees, as well as members of the general public. For this support the Bank is truly indebted. It is this collaborative effort and the related results that attest to the Bank's unique Thai spirit and position in Thai society.

# AWARDS RECEIVED IN 2004

## Organization

**Best Emerging Market Banks** in Thailand 2004 by Global Finance (Mar 04)

**Best Domestic Commercial Bank** in Thailand 2004 by Asiamoney for the third consecutive year (May 04)

**Best Domestic Bank** in Thailand from The Asset Asian Awards Triple A by The Asset Magazine for the fifth consecutive year (Nov 04)

## Corporate Governance

**Top five companies** on Corporate Governance Disclosure by S&P

2003 Corporate Governance Report's **Top Quartile Company** jointly awarded by the IOD, the SET and the SEC

**Top Quartile CG Companies** by CLSA and the Asian Corporate Association (ACGA) Country Ranking (Sep 04)

**Best Corporate Governance** in Thailand by Asiamoney (Nov 04)

## Banking Business

**Top Dealer** in 2003 by the Thai Bond Dealing Center in recognition of achieving the highest volume in the market (Jan 04)

**Best Bond House, Top Underwriter, Deal of the Year 2003** by the Thai Bond Dealing Center or TBDC (Mar 04)

**Best Domestic Bond House** in Thailand by Asiamoney (Apr 04)

**Best Overall Domestic FX Bank** in Asia by Asiamoney (Asiamoney Polls) (July 04)

**Best Practices in International Banking** for USD Clearing and Worldlink Multicurrency Transaction Services by the CitiGroup in the CitiGroup Meeting during June 15-17, 2004 held in Singapore (Jun 04)

**Best Investment Bank** 2004 by Euromoney for being the best investment banking services provider in South East Asia (Jun 04)

**House of Year,** Thailand, AsiaRisk Awards 2004 by AsiaRisk (Oct 04)




SIAM COMMERCIAL BANK
Your Bank Your Choice



# RISK FACTORS AND RISK MANAGEMENT


"SCB is always interested in and cares about our business.
With the consistent support of the Bank,
we excel with confidence.
SCB is more like a true business partner,
rather than just another financier."
MR.ISARA VONGKUSOLKIT
PRESIDENT
MITR PHOL SUGAR CORP.,LTD

# RISK FACTORS AND RISK MANAGEMENT



Almost daily, banks are exposed to multiple risks of varying magnitude. Most of these risks arise from the innate volatility of the financial markets and the underlying economic environment. Factors causing this volatility include changes to the borrowers' businesses, interest rates, exchange rates, regulatory frameworks and competition. Managing and, to the extent practical, mitigating the impact of this wide array of risks on a systematic basis rests at the core of the business of banking. Accordingly, the Bank has formulated policies, practices and procedures to ensure the early recognition and management of risk as an inherent part of the way it conducts its business. This strong focus supports a key element of the Bank's mission, namely, "to make risk management a core competence of the Bank in order to ensure its long-term competitiveness".

## CREDIT RISK MANAGEMENT

Lending activities are a major component of the Bank's profitability and risk exposure. Therefore, the Bank's credit risk management principles serve as the backbone of its risk management capability. Four guiding principles in this area provide the framework that the Bank is using to improve its credit risk management capability:

**1. Assessing and ranking the risk attached to each loan origination:** Risk management starts with the loan origination process through to the rating/scoring of the borrower. This rating/scoring process allows for the quantification of the credit risk attached to each borrower as a basis for a prudent underwriting decision and, in addition, for determining the price, reserve requirement, capital allocation and profitability of the loans that are approved.

**2. Monitoring the Risk Adjusted Return on Capital** (RAROC) as a mechanism for understanding the underlying profitability of each transaction and based on the overall portfolio of assets.

**3. Developing portfolio management capabilities** to correspond to international best practices and to allow the Bank to institutionalize procedures and practices that best reflect its risk appetite.

**4. Position to conduct internal analysis** and provide the disclosure of information in accordance with the Basel II Accord ahead of domestic regulatory requirements in Thailand.

### Credit Risk Management Policy

With respect to corporate and SME credit origination, the Bank has separate organizational groups that perform the marketing function and the credit underwriting function, although both are required to adhere to the Credit Policy Guide and Underwriting Standards promulgated by the Bank. Credit lines in excess of Baht 20 million are assigned Credit Risk Ratings - using 9 different ratings for normal credits, 1 rating for special-mention classified credits and 3 separate ratings for impaired asset-related credits.

With respect to retail credit, which consists mainly of mortgage finance and credit cards, the credit approval function - although an integral part of the Retail Bank group - is independent from the sales and marketing functions within this group. Typically, credit underwriting decisions are based on automated score cards with clear procedures for exception processing.

## LOAN CLASSIFIED BY BUSINESS


2003
2.1%
38.1%
12.5%
17.9%
22.2%
7.2%
2004
1.8%
38.5%
10.8%
14.7%
27.9%
6.3%
Agriculture and mining
Manufacturing and commercial
Real estate and construction
Utilities and services
Housing loans
Others

## Risk Factors

### Economic Risk

Clearly, the rapidly changing economic, financial and industrial climate has a direct bearing on the asset quality, income and profitability of the Bank's lending operations. During the year, the Thai economy faced severe risk exposures. These risks arose from the impact of:

- the outlook for higher interest rates
- a rapidly weakening US dollar
- sharp gains in the price of oil
- increasing household debt levels
- changes in trading patterns following new Free Trade Agreements
- unrest in the three southern provinces; terrorist threats throughout the region
- the outbreak of avian flu
- the tragic devastation caused by the recent Tsunami in six southern provinces - some of which are also key tourist destinations

Early in the year the Bank developed an environment-scanning model. This model assesses the impact on the Bank and its profitability from changes to the macro economic environment both in Thailand and globally. The model highlights areas of potential vulnerability, the magnitude of the impact of each factor, and the changes to such assessments over time. The aim of this model is to assess changing economic conditions so as to develop and implement an appropriate response.

### Capital Adequacy Risk

As of December 31, 2004, the Bank's Capital Adequacy Ratio (CAR) stood at 15.4% of its risk assets, which is significantly higher than the 8.5% required by the Bank of Thailand. In view of the severe volatility in the economic environment, the Bank believes it prudent to have an adequate capital buffer to cushion against unexpected changes to its operating environment. Also, this capital base positions the Bank to take advantage of any inorganic growth opportunities that may arise from the on-going changes to the regulatory environment.

### Risk from Loan Concentration

At the end of 2004, the Bank had total loans on a consolidated basis of Baht 559,923 million, representing year-on-year growth of 9.3%. Housing loans had the biggest increase (+37.7%), followed by a 10.4% rise in loans to the manufacturing and commercial sector.

The Bank has an explicit policy of diversifying its lending exposure across various sectors by establishing predetermined exposure limits. At the end of 2004 the major area of concentration was loans to the manufacturing and commercial sector, with loans outstanding of Baht 215,699 million or 38.5% of total loans. This was followed by housing loans (27.9% of total loans), and loans to the utilities and services sector (14.7% of total loans).









**Risk from Credit Quality**

At the end of 2004, the Bank's Non-performing Loans (NPLs) stood at Baht 73,947 million, representing 13.1% of total loans, compared to Baht 89,769 or 17.5% of total loans at the end of 2003. The bulk of these loans date back to the Thai economic crisis of late 1990's and the Bank has been steadily but surely reducing the overall level of these loans over the last few years. These NPLs are classified into 4 groups: restructured debts pending repayment (9.9%), debts pending restructuring negotiations (24.3%), debts pending legal proceedings (19.8%) and debts pending legal execution (46.0%) - these percentage figures indicate the proportion in each category at the end of 2004.

The Bank examines the credit quality of its loans on a consistent basis, in addition to conducting an Annual Review and statistical analysis of credit migration in order to anticipate the credit quality outlook. Over the past three years, the rate at which normal loans have lapsed to NPLs has significantly decreased from a high of 0.18% three years ago, to 0.14% two years ago, before declining further to 0.19% last year. This data underscores the qualitative improvements to both the Bank's underwriting quality and the reduction in the relapse rate following restructuring of in NPLs.

**Risk from Loan Guarantees and Aval**

At the end of 2004, the Bank's obligations arising from bank guarantees, letters of credit, aval for promissory notes and other guarantees amounted to Baht 716,365 million, compared to Baht 515,697 million in the preceding year. To prevent and mitigate risks in association with such obligations, the Bank undertakes such obligations only after an assessment of the customer's financial strength and ability to repay that follow the Bank's prescribed underwriting standards that usually require adequate collateral from the customer.

**Risk from Depreciation in Collateral Value**

Most of the Bank's collateral is in the form of immovable assets, where changes in the property market will affect collateral values. Therefore, the Bank reviews collateral values on a periodic basis, keeping credit lines consistent with underlying collateral value. And where appropriate, the Bank sets aside additional reserves as per the criteria required by the Bank of Thailand.



**MARKET RISK MANAGEMENT**

Market Risk represents the potential loss in value of a portfolio caused by movements or fluctuations in market variables, including interest and foreign exchange rates, as well as liquidity-related risks. In 2004, the Bank refined its Market Risk Policy Guide with respect to its policies related to approval authority, allocations of responsibility, duty segregation, risk measurement and measuring tools. Also, the Board of Directors approved risk management policies with respect to the Bank's Trading Book and Banking Book.

**Control and Monitoring:** The Bank prescribes risk limits which reflect its risk appetite based on both its business strategy and the state of the markets at any given time in terms of market fluctuations and product liquidity. These limits refer to the size of the position, timing, expected profitability and Value-at-Risk. The Bank's Asset and Liabilities Management Committee (ALCO) and its Risk Management Committee approve each limit, its application, approval authorities and oversight in accordance with the approved Market Risk Policy Guide.

**Liquidity Risk Management:** Liquidity risk management takes into consideration all related risk factors, including the general state-of-the-market, interest rate outlook, liquidity demand and liabilities profile.

Liquidity risk may arise from the way the Bank funds its asset and liabilities, particularly to the extent that the Bank's liabilities have an earlier cash outflow compared to an inflow from its assets. To control and monitor liquidity, the Bank looks at this liquidity gap, loan to deposit ratio, and maximum cash outflow so as to maintain any maturity mismatch at acceptable risk levels. Monitoring the risk of a liquidity gap or maturity gap is based on the same principles as interest rate gap or re-pricing gap, namely that a given liquidity gap will expire upon receipt of principal and interest payment from specified assets to match the principal and interest repayment on its liabilities. In developing its policies the ALCO takes into consideration anticipated liquidity needs, the regulatory requirements, and the past business experience of the Bank.

The numbers and types of securities applied for liquidity management depend upon the expected return, risk, and investment grade of each type of investment. These guidelines are set by the ALCO, and the Treasury Group has the responsibility to execute trades based on these instructions.



## OPERATIONAL RISK MANAGEMENT

### Operational Risk Policy

In 2004, the Board of Directors approved the Operational Risk Policy Guide that outlines the objectives, scope and guidelines for operational risk management in all banking activities based on a unified approach. This guide is based, in part, on both the guidelines issued by the Bank of Thailand and on international best practices.

### Operational Risk Management Principles

The Operational Risk management Division is organizationally independent from all business units and corporate functions of the Bank, and reports directly to the Head of Risk Management. The Division is responsible for analyzing and developing operational risk management guidelines, as well as developing and applying techniques for operational risk measurement and capital allocation. Notwithstanding the forgoing, the primary responsibility for identifying, measuring and monitoring operational risk lies with the business unit or corporate function concerned, while the Division plays both a facilitating role in addition to aggregating and reporting on the risk levels on a Bank-wide basis.

### Operational Risk Management Procedures

The Bank places a high degree of importance on the Key Risk Indicators that serve as its primary operational risk monitoring tool. The Risk Management Committee monitors these indicators and determines the need for further action.

A Loss Database has been developed by this Division to provide a source for operational loss information required to support executive decision-making in order to mitigate or eliminate potential sources of operational risk exposure.

## RISK ARISING FROM THE LAUNCH OF NEW PRODUCTS

The Bank's aggressive business plans require the frequent launch of new products and services. In addition to validating the business case in support of these innovations, the Bank has strengthened its processes for measuring and reporting on the risk levels




associated with such new products and services. This rigorous approach has resulted in a better assessment of the credit, market and/or operational risk associated with these products and services, as well as the scope for minimizing or managing associated risks prior to a launch decision.

**RISK ARISING FROM FRAUD**

As part of the continued expansion of the Bank's retail franchise - including credit cards, debit cards, and personal credit - the Bank recognizes that it faces a higher degree of vulnerability to internal and external fraud from these areas. For example, credit card 'skimming' fraud that is now a global phenomena. The Bank closely monitors this exposure and specific areas of vulnerability in order to implement appropriate preventive, detective and investigative measures that will eliminate or the exposure it faces and the losses that may arise.

**Fraud Risk Management**

The Fraud Management Division was established in late 2004 and a formalized Fraud Management Policy will be proposed to the Executive Committee next year. This policy will cover prevention, detection, investigation and recovery guidelines. Also, efforts are underway to foster better employee awareness of these threats and to implement improved systems for detecting and reporting suspicious transactions.



SIAM COMMERCIAL BANK
Your Bank Your Choice



# CORPORATE GOVERNANCE REPORT



"Our domestic and foreign business transactions are processed smoothly, in part, due to SCB's broad range of trade related products and services. Moreover, whenever we have encountered any problems, SCB is always there to help."

**MR. SUCHIT MANKONGCHAROEN**
**MANAGING DIRECTOR**
**CHUAPHAIBUL STEEL CO., LTD.**

# CORPORATE GOVERNANCE REPORT



The Board recognizes the critical importance of good governance. It is committed to compliance with corporate governance guidelines issued by regulatory agencies on the Bank's operations as a commercial bank and public company. The Board has a policy to enhance the Bank's governance to international best practice in order to strengthen the trust of all its stakeholders.

### CORPORATE GOVERNANCE POLICY

The Board approved the Bank's policy statement on corporate governance. The policy provides the guideline on the Bank's corporate governance practices, covering the corporate governance structure, rights of stakeholders, shareholders' meetings, conflicts of interest, internal control, and disclosure policy.

Furthermore, the Board assigned the Nomination and Corporate Governance Committee, a committee appointed by the Board, to draw up an implementation and monitoring plan to ensure compliance with the policy, monitor implementation results, and regularly review and appropriately adapt the policy.
(The Bank's policy statement on corporate governance is published on www. scb.co.th)

### SHAREHOLDERS: RIGHTS AND EQUITABLE TREATMENT AND SHAREHOLDERS' MEETING

The Bank's policy is to conduct shareholders' meetings properly in accordance with the law and to allow shareholders to exercise their rights fully and in an informed manner.

For Year 2004, the Annual General Meeting of Shareholders no. 181 was held on April 9, 2004. Notice of the meeting, detailed agenda and accompanying documents and the proxy form were sent to shareholders 15 days in advance to assist shareholders in casting their vote on each agenda item and in exercising their rights.

Information provided to shareholders in order that they will have sufficient information for consideration of each agenda item and to allow them to use their rights effectively included:

- Factual details, reasons, and the Board's recommendation on each agenda item.
- Material information, such as profiles of the candidate for election to fill the board seat vacated by the director who retires by rotation.
- Details of meeting procedures and appointment of proxy, advising that shareholders may appoint an independent director or the President as their proxy.

In addition, for convenience, separate registration was provided for shareholders and proxy holders. Separate voting slips were provided for each agenda.

The 2004 Annual General Meeting was chaired by the Board Chairman. Twelve directors including the chairmen of the board committees attended and responded to shareholders' questions. Before the meeting formally began, the Chairman explained the voting procedures. After each agenda item, the voting results on the agenda items were counted and announced. At the end of the meeting, the President also announced the number of increased votes registered during the session.

For the shareholders' convenience, multi-media presentations were also shown during the meeting and a simultaneous English translation was provided for foreign shareholders. The Chairman allowed the shareholders fair opportunity to ask questions and make recommendations, and provided comprehensive clarification when requested.

The minutes of the meeting were recorded and submitted to the Stock Exchange of Thailand 12 days after the meeting and will be submitted to the shareholders for ratification in 2005 as provided by the Articles of Association.


KOMATSU

**POLICY ON STAKEHOLDERS' RIGHTS**

The Bank recognizes the rights of all stakeholders, and has in place a policy whereby all stakeholders' rights are safeguarded by strictly complying with applicable laws and regulations, including internal policies. The commitments of the Bank are as follows:

Shareholders: The Bank is committed to achieve superior performance with continuous profit growth and to maintain leadership positions in its core businesses. The target is to enhance long term shareholder value.

Customers: The Bank is committed to provide superior products and services that best fit customer needs including the convenience for the Bank's services.

Employees: The Bank is committed to build a work environment that will attract and retain quality staff and to develop staff competency and skills so that, with increased capability, all staff can perform to their highest standard. The Bank also provides suitable welfare for staff.

Society: The Bank is committed to meet corporate responsibility to its society and the environment and to consistently support and participate in activities that are beneficial to the communities in which the Bank operates.

**LEADERSHIP AND VISION**

In particular, in pursuing the vision of the Bank "to be the Bank of Choice for Customers, Shareholders and Employees", the Board is committed to conduct itself in accordance with the highest standards of ethical behavior and in accordance with the law. The functions and responsibilities of the Board are as stipulated by law and the resolutions of shareholders. These include the following:

(a) developing and/or approving policies and strategies for, and financial objectives of the Bank and monitoring the implementation of these policies, strategies and financial objectives, with the aim of maximizing its economic value and shareholders' wealth;

(b) formulating and/or approving structures, procedures, and practices designed to ensure compliance with regulatory requirements, the Articles of Association, resolutions of shareholders' meetings and general ethical standards;

(c) formulating and/or approving structures, procedures and practices designed to ensure that there are appropriate systems of risk management, compliance and internal control;

(d) monitoring and assessing the performance of management in achieving strategic targets and budgets approved by the Board (at least half-yearly);

(e) setting criteria for, and evaluating the performance of the President, and other senior members of the management team (at least annually);

(f) reviewing, on a regular and continuing basis, the succession plan for the position of President; and

(g) observing and ensuring compliance with the Directors' Code of Conduct.

Members of the Board are persons who have the background and experience in finance, banking, business, marketing, legal, management, and/or such other experience deemed beneficial to the Board in performing its duty.

At present, there are 15 Board members, whose names and backgrounds are provided on page 10-15 of this report.

In addition, 11 Directors have participated in the following Thai Institute of Directors (IOD)'s director programs: *Chairman Program, Directors Certification Program (DCP), Director Accreditation Program (DAP) and Audit Committee Program.*



## BALANCE OF POWER FOR NON-EXECUTIVE DIRECTORS

The size and composition of the Board are as prescribed in the Bank's Articles of Association and the Board's Charter. In particular, at least 3 members or one-fourth of the Board (whichever is higher) are Independent Directors, and no more than one-third of the Board serve as Executive Directors.

**Independent Directors:** An independent director is a Director who does not have any related business or work that may affect his or her independent decision ('Independent Director'). A Director is not considered to be independent if such Director:

(a) holds shares in excess of 0.5 percent of the issued shares of the Bank or any of its subsidiary, associated or related companies, including shares held by a related person;

(b) takes part in the management of the Bank or its subsidiary, associated, or related companies or major shareholders of the Bank, or receives the salary from the Bank, or its subsidiary, associated or related companies, or its major shareholders;

(c) is an advisor who receives salary from the Bank or its subsidiary, associated or related companies, or major shareholders of the Bank;

(d) has any direct or indirect benefit in financial management of the Bank or any of its subsidiary, associated or related companies, or its major shareholders; or

(e) is related to, or is a close relative of a senior executive or a major shareholder of the Bank.

**Executive Directors** (Bank of Thailand's definition): An executive director is a Director who is involved in the Bank management on a full-time basis, and receives regular monthly remuneration from the Bank in the form of salary or its equivalent ('Executive Director').

At present, the Bank has 5 Independent Directors (one-third), i.e. Mr. Anand Panyarachun, Mr. John William Hancock, Mr. Maris Samaram, Mr. Tiraphot Vajrabhaya, and Mr. Sumate Tanthuwanit, and 3 Executive Directors (less than one-third), i.e. Mr. Vichit Suraphongchai, Khunying Jada Wattanasiritham, and Mrs. Kannikar Chalitaporn.

## SEGREGATION OF POSITIONS

The Board elects one of its Directors (not being an Executive Director) as Chairman. The Chairman of the Board of Directors does not have a management position in the Bank in adherence to the principle of segregation of roles in policy formulation and oversight from those in operations management.



**DIRECTOR AND MANAGEMENT REMUNERATION**

The Board's policy is that director remuneration should be appropriate and reflect their duties and responsibilities to fulfill the expectations of the stakeholders and meet regulatory requirements. It is implicit that the Bank's directors must possess appropriate experience and qualifications to discharge such duties.

At present, the current board remuneration was approved at the Annual General Meeting on April 3, 2000. The Board Chairman receives a remuneration of Baht 1.80 million per year, and Baht 1.20 million per year is paid to each Board member.

Furthermore, at the Annual General Meeting of Shareholders no.181 on April 8, 2004, shareholders approved a payment of directors' bonus at the rate of 0.50 percent of dividend and authorized the Board to determine how the bonus should be distributed, effective from financial year 2003. The shareholders approved a dividend payment of Baht 1.40 per share for 2003 operating results, or a total payment of Baht 4,486.82 million. Payment of directors' bonus therefore totaled Baht 22.42 million.

The Board, based on recommendations by the Compensation Committee, also sets the remuneration of the President and the remuneration of senior management members who report directly to the President. These amounts take into consideration the responsibility of such executives, and their current and anticipated contributions. To the extent possible, such compensation will reflect the relative compensation level in the marketplace for senior executives.

**REMUNERATION OF BOARD COMMITTEES**

Remuneration of Board Committees is determined by the Board. In setting the remuneration, the Board is advised by the Compensation Committee.

*Executive Committee:* The Committee Chairman receives Baht 300,000 per month. Each Executive Director receives Baht 150,000 per month. The President of the Bank is an ex-officio member and receives no payment. A Senior Executive Vice President who also serves as Executive Director receives no payment.

*Audit Committee:* The Committee Chairman receives Baht 75,000 per month plus Baht 15,000 fee per attendance. Each member of the Audit Committee receives Baht 50,000 per month plus Baht 10,000 fee per attendance.

*Compensation Committee:* The Committee Chairman receives Baht 30,000 per month plus Baht 15,000 fee per attendance. Each member of the Compensation Committee receives Baht 20,000 per month plus Baht 10,000 fee per attendance.

*Nomination and Corporate Governance Committee:* The Committee Chairman receives Baht 30,000 per month plus Baht 15,000 fee per attendance. Each member of the Nomination and Corporate Governance Committee receives Baht 20,000 per month plus Baht 10,000 fee per attendance.

*Risk Management Committee:* Members of the Risk Management Committee receive no payment as it is comprised solely of the Bank's executives.

## REMUNERATION FOR THE BOARD, BOARD COMMITTEES, AND SENIOR EXECUTIVE OFFICERS IN 2004

1. Remuneration in Cash
   1.1 The Board of Directors, totaling 16 persons, received in aggregate meeting allowances and gratuities of Baht 18.54 million.
   1.2 The Board of Directors, totaling 18 persons, received in aggregate payment of directors' bonus for the Year 2003 of Baht 22.42 million
   1.3 Meeting allowances of the members of Executive Committee, Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee (9 persons) totaled Baht 10.08 million. Details are shown as follows:

Unit : Million Baht

| NAME | THE BOARD OF DIRECTORS | THE EXECUTIVE COMMITTEE | THE AUDIT COMMITTEE | THE COMPENSATION COMMITTEE | THE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE | THE DIRECTORS' BONUS FOR THE YEAR 2003 |
|---|---|---|---|---|---|---|
| 1. Mr. Chirayu Isarangkun Na Ayuthaya | 1.80 | | | | | 1.51 |
| 2. Mr. Vichit Suraphongchai | 1.20 | 3.60 | | | | 1.51 |
| 3. Mr. Maris Samaram | 1.20 | | 1.02 | | | 1.28 |
| 4. Mr. Anand Panyarachun | 1.20 | | | 0.46 | 0.43 | 1.51 |
| 5. Mr. Bodin Asavanich | 1.20 | 1.80 | | | | 1.51 |
| 6. Mr. Tiraphot Vajrabhaya | 1.20 | | 0.64 | | | 1.10 |
| 7. Mr. Pichai Chunhavajira | 1.20 | | 0.68 | | | 1.10 |
| 8. Mr. John William Hancock | 1.20 | | | 0.31 | 0.29 | 1.51 |
| 9. Mr. Peter Seah Lim Huat | 1.20 | | | 0.27 | 0.26 | 1.51 |
| 10. Mr. Sumate Tanthuwanit | 1.20 | | | 0.31 | | 1.10 |
| 11. M.R. Disnadda Diskul | 1.20 | | | | | 1.51 |
| 12. Mrs. Puntip Surathin | 1.20 | | | | | 0.69 |
| 13. Mr. Prakob Tantiyapong | 0.54 | | | | | |
| 14. Khunying Jada Wattanasiritham | 1.20 | | | | | 1.51 |
| 15. Mrs. Kannikar Chalitaporn | 1.20 | | | | | 1.51 |
| 16. M.L. Usni Pramoj (1) | - | | | | | 0.41 |
| 17. Mr. Aswin Kongsiri (2) | - | | | | | 0.76 |
| 18. Mr. Sohei Sasaki (3) | - | | | | | 0.76 |
| 19. Mr. Verachai Tantikul (4) | 0.60 | | | | | 1.51 |
| Total | 18.54 | 5.40 | 2.34 | 1.35 | 0.98 | 22.42 |

Remark:

(1) M.L. Usni Pramoj resigned on April 9, 2003
(2) Mr. Aswin Kongsiri resigned on July 4, 2003
(3) Mr. Sohei Sasaki resigned on May 14, 2004
(4) Mr. Verachai Tantikul resigned on July 1, 2004

   1.4 Remuneration of the Advisor to the Executive Committee, totaled Baht 1.35 million (Resigned since October 1, 2004).
   1.5 Remuneration of management at the Senior Executive Vice President level upward (7 persons) totaled Baht 86.70 million
2. Other Remuneration
   The Bank's provident fund contribution to the President and Senior Executive Vice Presidents (5 persons) totaled Baht 3.22 million.



## BOARD MEETINGS

The Board Charter requires that it holds no less than 6 meetings per year. Special meetings are convened as necessary. In 2004, there were 13 Board meetings. Principal meeting agendas are: consideration of the Bank's strategic direction, annual business plan and budget, quarterly financial reports, status of the Change Program, significant credit and debt restructuring, significant acquisition and disposal of assets, key organization and management changes, new policies and performance reviews. The Company Secretary ordinarily prepares and circulates the agenda and relevant documents at least 7 days before each meeting to allow Board members time to consider the issues.

The Company Secretary records the minutes, which are ordinarily circulated to the Board members within 7 days after the meeting. The minutes are adopted at the next subsequent meeting, and are kept for scrutiny by the Board members and other concerned parties.

## CHANGES IN SHAREHOLDING IN THE BANK'S SHARES OR DEBENTURES

| | NAME | THE BOARD OF DIRECTORS | THE EXECUTIVE COMMITTEE | THE AUDIT COMMITTEE | THE COMPENSATION COMMITTEE | THE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE | TENURE |
|---|---|---|---|---|---|---|---|
| 1 | Mr. Chirayu Isarangkun Na Ayuthaya | 12/13 | - | - | - | - | 17 years and 3 months |
| 2 | Mr. Vichit Suraphongchai | 13/13 | 29/30 | - | - | - | 5 years |
| 3 | Mr. Maris Samaram | 13/13 | - | 8/8 | - | - | 1 year and 10 months |
| 4 | Mr. Anand Panyarachun | 11/13 | - | - | 6/6 | 5/5 | 1st Tenure: 12 years and 2 months<br>2nd Tenure: 7 years and 2 months |
| 5 | Mr. Bodin Asavanich | 12/13 | 25/30 | - | - | - | 3 years |
| 6 | Mr. Tiraphot Vajrabhaya | 11/13 | - | 4/8 | - | - | 1 year and 8 months |
| 7 | Mr. Pichai Chunhavajira | 10/13 | - | 8/8 | - | - | 1 year and 8 months |
| 8 | Mr. John William Hancock | 12/13 | - | - | 6/6 | 5/5 | 5 years and 6 months |
| 9 | Mr. Peter Seah Lim Huat(1) | 7/13 | - | - | 2/6 | 2/5 | 5 years and 6 months |
| 10 | Mr. Sumate Tanthuwanit | 12/13 | - | | 6/6 | - | 1 year and 8 months |
| 11 | M.R. Disnadda Diskul | 10/13 | - | - | - | - | 1st Tenure: 5 years and 7 months<br>2nd Tenure: 2 years and 3 months |
| 12 | Mrs. Puntip Surathin | 10/13 | - | - | - | - | 1 year and 5 months |
| 13 | Mr. Prakob Tantiyapong(2) | 6/6 | - | - | - | - | 5 months |
| 14 | Khunying Jada Wattanasiritham | 13/13 | 30/30 | - | - | - | 5 years and 10 months |
| 15 | Mrs. Kannikar Chalitaporn | 11/13 | 25/30 | - | - | - | 2 years and 11 months |
| 16 | Mr. Sohei Sasaki(3) | 3/6 | - | - | - | - | 11 months |
| 17 | Mr. Verachai Tantikul(4) | 4/7 | - | - | - | - | 3 years and 7 months |

Remark :

(1) Mr. Peter Seah Lim Huat is a foreign resident.
- At the Meeting of the Board of Directors nos. 1/2004, 3/2004 and 4/2004, Mr. Seah attended the Meetings via teleconference, and no.6/2004 via internet.
- At the Meeting of the Compensation Committee no.6/2004 and the Nomination and Corporate Governance Committee no. 2/2004, Mr. Seah attended via teleconference.

(2) Mr. Prakob Tantiyapong has been appointed to be the director since July 19, 2004.
(3) Mr. Sohei Sasaki resigned on May 14, 2004
(4) Mr. Verachai Tantikul resigned on July 1, 2004



**BOARD ASSESSMENT**

The Board endorsed the Nomination and Corporate Governance Committee's recommendation on the Board performance assessment that the assessment should cover 3 aspects: (1)Performance assessmentof individual Board members, (2) Performance assessment of the Chairman of the Board, and (3) Performance assessment of the Board. The assessment of performance over a calendar year will be undertaken on a yearly basis during January and February. At the Annual General Meeting in April of each year, the Board will use the assessment as a basis for its recommendation to shareholders on the re-election of directors who retire by rotation.

The Board agreed on the process of Board performance assessment, which is stated in the Board Charter as follows:

1. For the assessment of individual board members:

   1.1 The Chairman of the Board will closely work with the Chairman of the Nomination and Corporate Governance Committee (N&CGC) to evaluate each director according to the assessment guideline.

   1.2 The Chairman of the Board and the Chairman of the N&CGC, as appropriate, will review the findings with relevant board members.

2. For the Assessment of the Chairman of the Board:

   2.1 Each director will assess the performance of the Chairman of the Board according to the assessment guideline.

   2.2 Each director will share his/her view with the Chairman of the N&CGC.

   2.3 The Chairman of the N&CGC will review the input with the Chairman of the Board.

3. For the Assessment of the Board:

   3.1 All Board members will evaluate the whole board performance and be given the opportunity to provide input on Board performance to the Chairman of the N&CGC.

   3.2 The Chairman of the N&CGC and the Chairman of the Board will review the result of assessment and additional information from each board member.

   3.3 Matters arising from the assessment will be discussed at the Board meeting.

The Board has already conducted the Board performance assessment for Year 2004 according to the aforementioned guidelines.

**BOARD COMMITTEES**

The Board appointed 5 board committees, namely:
1) Executive Committee,
2) Audit Committee,
3) Compensation Committee,
4) Nomination and Corporate Governance Committee, and
5) Risk Management Committee.

In addition, there are 4 management committees, namely:
1) Strategy and Review Committee,
2) Change Program Steering Committee,
3) Assets and Liabilities Management Committee, and
4) Investment Committee.

Details of the composition, functions and responsibilities of the board committees and the management committees are published on www.scb.co.th under 'Corporate Governance.'



## CODE OF CONDUCT

The Board formulated a Director's Code of Conduct setting out the ethical standards for its directors. Directors will pursue the highest standard of ethical conduct in the interests of shareholders and all other stakeholders. The Code covers important principles such as honesty and integrity, conflicts of interest, and compliance with laws and regulations.

In 2003, the Bank introduced a new version of Employee Code of Conduct, setting out standards of professional and ethical conduct for all employees of the SCB group. Employees at all levels are expected to conduct themselves in an honest, diligent, and responsible manner and do what is right. This will build and sustain confidence and trust among our customers, shareholders and the general public.
A code of business conduct is currently being prepared to provide a framework for the Bank's operations in alignment with its policy and value system.

Details of Director's Code of Conduct and Employee's Code of Conduct are available on our website (http://www.scb.co.th).

## CONFLICTS OF INTEREST

Control measures and safeguards have been put in place concerning conflicts of interest, connected party or inter-party transactions. The Bank adopted a policy guideline, process and procedures on credit approval, and disclosure of such transactions in compliance with regulatory requirements and good governance principles. In addition, directors and executives of the Bank are required to disclose to the bank business relationships or connections which may lead to conflicts of interest, and they may not take part in the consideration and approval of such transactions.

Transactions with connected parties, (i.e. subsidiary and affiliated companies, senior executives, and major shareholders and controlling interests,) in 2004 are detailed in the Notes to the Financial Statements. The pricing policy and other conditions in these transactions were set on an arm's length basis.

## INTERNAL CONTROL

One of the Board's principal responsibilities is to ensure that the Bank and its subsidiaries have put in place appropriate and effective internal control systems in regard to risk factors, costs and benefits



involved, with the aim to enhance operating results and business growth, and attain its objectives. The following were implemented:

- Realignment of internal control organization with the current business objectives and operations of the Bank.
- The Bank's management is responsible for work process improvement, establishment of internal control systems and procedures defining responsibilities and authorities for individual jobs with the aim to create control systems which are effective and nimble.
- The Audit Committee is responsible for the review and approval of the audit plan including audit findings by the Bank's internal auditors and external auditors, (i.e. Deloilte Touche Tohmatsu Jaiyos and the Bank of Thailand's inspectors), review of principal accounting policies, and ensuring that information disclosures are complete.
- The Risk Management Committee and Risk Management Group are responsible for assessment of risk factors and, in conjunction with the Bank's management, formulation of risk management policies to contain risks at acceptable levels.

Moreover, the Audit Group, which is an independent operations unit reporting to the Audit Committee, is responsible for assessment of the effectiveness, efficiency, and sufficiency of the management and the internal control systems of the Bank and its subsidiaries in regard to operations, information and IT system, assets custody and maintenance, reliability and appropriateness of significant financial and management information, and regulatory compliance. The Audit Group employs a risk-based audit process. Risk factors at the organization level and the activity level are taken into account in the preparation of the audit plan and auditing methods. The Audit Group reports audit findings to the Audit Committee and the Bank's management for improvement as well as follow up on remedial actions.

## DISCLOSURE POLICY

The Bank has established a disclosure policy, approved by the Board of Directors in 2003, with the aim to deliver accurate, sufficient, thorough, and timely disclosure of information to shareholders, investors, and the public. This policy complies with all laws and regulations related to dissemination of information. The main intent is to ensure that the investment in the Bank's securities is based on fair and informed decisions.

The designated Bank executives to act as Disclosure Officers, comprise the Chairman of the Board, the Chairman of the Executive Committee, the President, the Chief Financial Officer, and the Division Head of Investor Relations. The Disclosure Officers meet and provide information to interested parties in various occasions as follows:

- One-on-one meetings with investors and equity analyst (116 meetings in 2004);
- General meeting with Analysts, 2 times a year;
- Participating in Investors conferences (3 conferences in 2004);
- 2 Road Shows

An investor relations unit is responsible for disseminating information to interested parties through various communication channels, including Securities Exchange of Thailand's communication channels, the Bank's website; http://www.scb.co.th (Investor Relations) and SCB Update, a newsletter to the shareholders.

In conjunction with investor relations activities, the Bank regularly holds press conferences to release key information to the public such as operating results, and business strategy.

To contact the Investor Relations Unit, the general public may call 0-2544-4222 or e-mail at: investor.relations@scb.co.th

## CHANGES IN SHAREHOLDING IN THE BANK'S SHARES OR DEBENTURES

| | NAME | POSITION | THE AMOUNT OF SHARES AS AT DECEMBER 31,2004 | CHANGE IN 2004 |
|---|---|---|---|---|
| 1 | Mr. Chirayu Isarangkun | Chairman | - | - |
| 2 | Mr. Vichit Suraphongchai | Director and Chairman of the Executive Committee | - | - |
| 3 | Mr. Maris Samaram | Director and Chairman of the Audit Committee | - | - |
| 4 | Mr. Anand Panyarachun | Director, Chairman of the Compensation Committee and Chairman of the Nomination and Corporate Governance Committee | 428,793 SCB<br>32,300 SCB-P | -<br>- |
| 5 | Mr. Bodin Asavanich | Director and Executive Director | 1,580 SCB<br>1,580 SCB-P | - |
| 6 | Mr. Tiraphot Vajrabhaya | Director and Member of the Audit Committee | 143,600 SCB<br>15,000 SCB-P | 65,000 SCB<br>- |
| 7 | Mr. Pichai Chunhavajira | Director and Member of the Audit Committee | - | - |
| 8 | Mr. John William Hancock | Director, Member of the Compensation Committee and Member of the Nomination and Corporate Governance Committee | 1,000 SCB | 1,000 SCB |
| 9 | Mr. Peter Seah Lim Huat | Director, Member of the Compensation Committee and Member of the Nomination and Corporate Governance Committee | - | - |
| 10 | Mr. Sumate Tanthuwanit | Director and Member of the Compensation Committee | 101,953 SCB | (50,000 SCB) |
| 11 | M.R. Disnadda Diskul | Director | - | - |
| 12 | Mrs. Puntip Surathin | Director | 426 SCB | (106 SCB-W) |
| 13 | Mr. Prakob Tantiyapong | Director | - | - |
| 14 | Khunying Jada Wattanasiritham | President & Chief Executive Officer and Executive Director | - | - |
| 15 | Mrs. Kannikar Chalitaporn | Director & Senior Executive Vice President and Executive Director | - | - |
| 16 | Mr. Sirichai Sombutsiri | Senior Executive Vice President, Corporate Banking Group | - | - |
| 17 | Mr. Deepak Sarup | Senior Executive Vice President, Change Program and Information Technology | - | - |
| 18 | Mr. Wuchien Michael Than | Senior Executive Vice President, Human Resources Group | - | - |

Remark :

SCB = SCB Ordinary/Common Shares
SCB-P = SCB Preferred Shares
SCB-W = SCB Warrant (Expired on June 2004)

Bank's Directors who held share or debenture of an affiliated company: Mr. Maris Samaram held 100 shares of Sub Sri Thai PCL.
None of Bank's Directors had direct or indirect interest in any contract which made by the Bank.

# AUDIT COMMITTEE REPORT 2004

The Audit Committee undertook its responsibilities as directed by the Board of Directors and the Audit Committee Charter during 2004. The Committee held 8 meetings and covered significant topics and issues related to the Bank's financial reports, internal controls, risk management systems, and other topics relevant to the Bank's business activities. Regular reports on key topics covered were made to the Board.

The Audit Committee performed the following tasks during the year:

- Reviewed and discussed with management and the external auditors the regular quarterly, semi-annual and annual financial reports for the appropriateness of the accounting policies used and the adequacy of disclosures accompanying the reports for greater transparency to assure that these will be better understood by the Bank's stakeholders.

- Reviewed and focused on the effectiveness of the internal control and risk management systems and reviewed the internal audit plans. Key audit findings on control weaknesses, including operational errors were reported to the Audit Committee and discussed with management for follow up and implementation of remedial plans and preventive measures. The Committee urged the Bank to continue to undertake control and risk self assessment to enhance the effectiveness of the Bank's overall internal control system on an ongoing basis.

- Monitored the direction and progress of the implementation of the new core banking system to assure that sufficient consideration was given and adequate controls are in place in the system.

- Oversaw that the Bank has an ongoing compliance function and that it is in compliance with the relevant laws and banking regulations particularly those related to connected transactions and potential conflicts of interest. Further improvement of the compliance function will be made.

- Worked closely with the external and internal auditors to assure that relevant risks and considered and as sure the effectiveness of the audits. During the year the Committee invited leading accounting firms including the incumbent, to propose and be considered as the Bank's external auditors.The Audit Committee reviewed the proposals and concluded that the proposal and the performance of the incumbent external auditors and the related fees fully meet the requirements of the Bank. The Committee will recommend their reappointment for another term.

The Audit Committee will belives that the Bank has an effective and efficient internal control systems in place to mitigate the risk that are inherent in its banking operations and the Audit Committee will continue to place emphasis on assuring that the Bank manages its risks effectively. The Audit Committee will work and support the efforts to improve the Bank's ongoing commitment towards good corporate governance.

(Mr. Maris Samaram)
Chairman of the Audit Committee



# MANAGEMENT DISCUSSION AND ANALYSIS





"Applying for mortgage loans at SCB is not difficult. On the contrary, it [illegible] and easy process. [illegible] with the quality of their services."

**MR. PIPOP CHAROENCHUSANA AND FAMILY**
**MORTGAGER**
**HOUSE AT LADDAWAN RAMINTRA KM.2**
**PROJECT DEVELOPMENT BY L&H**

# MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2004

This report discusses the principal changes in the audited consolidated financial statements for the year ended December 31, 2004.

## Operating Results

For the year ended December 31, 2004, net profit increased significantly to Baht 18,489 million, an increase of Baht 6,029 million (or 48.4%) from Baht 12,460 million last year, driven by the increase in non-interest income including fee & service income, income from subsidiaries and gains on investment.

2004 net profit was a record high at Bt18,489 mn.

| (Consolidated) | 2004 (Bt, million) | 2003 (Bt, million) | % yoy |
|---|---|---|---|
| Net profit | 18,489 | 12,460 | 48.4% |
| Gains on investment | 8,257 | 318 | 2,496.5% |
| Bad debt and doubtful accounts | 5,130 | 2,455 | 109.0% |
| Pre-provision profit excluding gains on investment | 15,362 | 14,597 | 5.2% |

### Net Interest and Dividend Income

Net interest and dividend income improved to Baht 21,226 million, up Baht 1,687 million (or 8.6%) from Baht 19,539 million last year due to a sharp decline in interest expenses.

| (Consolidated) | 2004 (Bt, million) | 2003 (Bt, million) | % yoy |
|---|---|---|---|
| Total interest and dividend income | 27,278 | 27,999 | -2.6% |
| Interest on loans | 21,840 | 21,636 | 0.9% |
| Interest on interbank and money market items | 1,024 | 1,033 | -0.9% |
| Investments | 4,414 | 5,330 | -17.2% |
| Total interest expenses | 6,052 | 8,461 | -28.5% |
| Net interest and dividend income | 21,226 | 19,538 | 8.6% |
| Net Interest Margin (NIM) | 2.85% | 2.72% | |

Interest on loans was higher by Baht 204 million yoy to Baht 21,840 million, mainly due to loan expansion, whilst interest and dividend income from investments decreased by Baht 917 million yoy to Baht 4,413 million due to the reduction in the Bank's bond investment portfolio.

Interest expenses were Baht 6,052 million, a decrease of Baht 2,408 million (or 28.5%) from last year as deposit costs declined by Baht 2,098 million (or 29.9%) from lower interest rates during the first half of last year and the shift from fixed-rate deposits to savings deposits as a result of the Bank's proactive strategy on Business Cash Management. In addition, interest from short-term and long-term borrowings declined by Baht 261 million due to the redemption of USD subordinated convertible bonds amounting to Baht 3,810 million and JPY subordinated notes amounting to Baht 1,851 million in January and November, respectively, as well as the conversion of baht-denominated subordinated convertible bonds (issued in 1998 to domestic investors) amounting to Baht 2,112 million during the year.

Higher interest and dividend income, plus the lower cost of funds, improved the Bank's net interest margin (NIM) from 2.72% in the previous year to 2.85% in 2004.

## Non-interest Income

Non-interest income was Baht 21,822 million, up Baht 10,385 million from last year. The main driver was investment gains which increased from Baht 318 million in 2003 to Baht 8,257 million this year in accordance with the Bank's policy to divest non-core businesses. Operating non-interest income rose by 20% to Baht 12,812 million.

NIM was 2.85% in 2004, up from 2.72% last year.

Besides higher investment gains, fee and service income increased markedly by Baht 1,972 million to Baht 8,424 million (or 30.6% yoy) on growth in Bancassurance, the Bank's card business, and Business Cash Management. Income from subsidiaries increased by Baht 312 million to Baht 753 million, mainly from profit sharing contributed by one associated company which the Bank started to recognize this year.

Non-NII almost doubled to Bt21,822 mn in 2004. Operating non-NII rose by 20%.

Gains on exchange amounted to Baht 1,492 million, a decline of Baht 424 million compared to a year earlier due to expenses on interest rate contracts. Other income rose by Baht 586 million from gains on the disposal of assets and foreclosed properties.

| (Consolidated) | 2004 (Bt, million) | 2003 (Bt, million) | % yoy |
|---|---|---|---|
| Fee and service income | 8,424 | 6,452 | 30.6% |
| *Acceptances, avals, and guarantees* | 708 | 669 | 5.8% |
| *Others* | 7,716 | 5,783 | 33.4% |
| Gains on exchange | 1,492 | 1,916 | -22.1% |
| Other income | 2,896 | 2,310 | 25.3% |
| Operating Income | 12,812 | 10,678 | 20.0% |
| Gains on investment | 8,257 | 318 | 2,496.5% |
| Income from equity interest in subsidiaries and/or associated companies | 753 | 441 | 70.7% |
| Total non-interest income | 21,822 | 11,437 | 90.8% |

## Non-interest Expenses

Non-interest expenses in 2004 increased to Baht 19,014 million, up by 20.5% from Baht 15,773 million last year. Principal items are listed as follows:

- Personnel expenses increased by Baht 1,717 million from last year to Baht 7,043 million, due to provisions for employee retirement, extra bonuses, training costs and a higher workforce level.
- Premise and equipment expenses increased by Baht 794 million from last year to Baht 4,278 million mainly from the branch redesign and network expansion program across the country.
- Taxes and duties decreased slightly from the previous year to Baht 1,220 million.
- Fee and service expenses stood at Baht 1,588 million, an increase of 21.4% according to business volume.
- Directors' remuneration increased to Baht 83 million (up by 31.7%) due to bonus payments in accordance with a resolution approved by the Annual Shareholders' Meeting.
- Other expenses were Baht 2,332 million, up by Baht 754 million from Baht 1,578 million last year, mostly on business promotion campaigns.

Non-interest expenses increased by 20.5%, mainly due to higher expenses for personnel, premises & equipment, and promotional campaigns.

| (Consolidated) | 2004 (Bt, million) | 2003 (Bt, million) | % yoy |
|---|---|---|---|
| Personnel expenses | 7,043 | 5,326 | 32.2% |
| Premises and equipment expenses | 4,278 | 3,484 | 22.8% |
| Taxes and duties | 1,220 | 1,268 | -3.8% |
| Fees and service expenses | 1,588 | 1,308 | 21.4% |
| Directors' remuneration | 83 | 63 | 31.7% |
| Contributions to the FIDF | 2,470 | 2,356 | 4.9% |
| Reserve for selling expense of property foreclosed | - | 390 | -100.0% |
| Other expenses | 2,332 | 1,578 | 47.8% |
| Total non-interest expenses | 19,014 | 15,773 | 20.5% |
| Operating Cost to Income Ratio | 55.9% | 50.9% | |

The Bank's operating cost to income ratio in 2004 rose to 55.9% from 50.9% last year because increased operating costs were more than increased income.

**Loan Loss Provisions**

Additional provisioning in 2004 amounted to Baht 5,130 million, of which Baht 3,174 million was booked in 4Q04. Part of additional provisioning was set aside in accordance with the Bank of Thailand' s guideline that requires banks to provide more provisioning for past dues of more than 24 months against which lawsuits are not filed. This is in line with the Bank's policy for certain NPLs under debt restructuring. In addition, further general provisioning was made according to the Bank's target to set aside general provisions equal to 2% of performing loans.

## Financial Status

### Assets

Total assets as of December 31, 2004 were Baht 764,895 million, an increase of Baht 18,057 million (or 2.4%) from the end of 2003.

- Gross loans were Baht 559,923 million, up Baht 47,532 million (or 9.3%) from the end of 2003.
- Interbank & money market items amounted to Baht 58,437 million, a decrease of Baht 636 million (or 1.1%) from the end of 2003.
- Securities purchased under resale agreements were Baht 9,000 million, down from Baht 42,100 million at the end of 2003, as a result of liquidity management.
- Net investment was Baht 126,330 million, a decrease of Baht 17,617 million from end-2003 owing to the redemption of government bonds amounting to Baht 25,075 million (while SCB invested Baht 10,688 million in the Vayupak fund) and the Bank's policy on investment.

Total assets increased by 2.4% from end of 2003. Loan growth was 9.3%.

### Liabilities

As at December 31, 2004, total liabilities were Baht 681,796 million, an increase of Baht 11,616 million (or 1.7%) from the end of 2003.

- Deposits totaled Baht 630,161 million, up Baht 17,290 million (or 2.8%) from year-end 2003. This was mostly attributed to a rise in short-term deposits (savings and current accounts) as a result of the Bank's proactive strategy in Business Cash Management.
- Borrowings were Baht 16,601 million, a decline of Baht 7,834 million from end 2003 from the maturity of USD subordinated convertible bonds amounting to Baht 3,810 million in January 2004, JPY subordinated notes amounting to Baht 1,851 million in November, and the conversion of Baht 2,112 million in unsecured subordinated convertible bonds (issued to domestic investors) into ordinary shares during the year.

Consolidated liabilities were up by 1.7% from end of 2003 due to the rise in deposits while borrowing declined continuously.

### Shareholder's Equity

Shareholder's equity totaled Baht 83,099 million for a rise of Baht 6,441 million (or 8.4%) from the end of last year. Principal items are listed as follows:

- Baht 18,489 million increase from profits for the year.
- Baht 6,448 million increase from the conversion of subordinated convertible bonds and the exercise of warrants.
- Baht 13,910 million decrease from a smaller surplus on investment revaluations due to sales of investments and a decline in stock values in line with market conditions.
- Baht 4,487 million decrease from dividend payments in April.

Book value per share (BVPS) at end-December 2004 rose to Baht 24.84 (ordinary and preferred shares at end-December 2004 totaled 3,345 million shares) from Baht 24.24 at the end of 2003.

Shareholder's equity increased by 8.4% from end of last year, mainly due to profit for the period, the exercise of warrants and conversion of subordinated convertible bonds.

Book value per share increased to Baht 24.84 at end of December 2004.

### Off Balance Sheet: Contingencies

As at December 31, 2004, the Bank and its subsidiaries had combined contingencies of Baht 716,365 million, up 38.9% or Baht 200,668 million from end-2003. The increase was driven by larger liabilities under unmatured import bills, letters of credit, and other contingencies in line with the improved level of economic activity, particularly international trade transactions. Additionally, the Bank provided interest rate and exchange rate risk management services to its customers

| (Consolidated) | Dec 31, 04 (Bt, million) | Dec 31,03 (Bt, million) | % yoy |
|---|---|---|---|
| Aval to bills and guarantees of loans | 3,648 | 3,943 | -7.5% |
| Liabilities under unmatured import bills | 4,107 | 2,386 | 72.1% |
| Letters of credit | 9,827 | 8,243 | 19.2% |
| Other contingencies | 698,783 | 501,125 | 39.4% |
| Total contingencies | 716,365 | 515,697 | 38.9% |

## Loans and Deposits

Consolidated gross loans at end-December 2004 amounted to Baht 559,923 million for growth of 9.3% over 2003. Gross loans at the Bank only totaled Baht 555,450 million, equal to 99.2% of total loans on a consolidated basis.

Loan expansion was broad-based, with growth of 9.3%.

*Loans on the Bank-only account as of end-December 2004* increased by Baht 49,157 million (or 9.7%) from end-2003 to Baht 555,450 million.

From end-2003, good loans expanded by Baht 73,881 million (or 18.8%). Loans from the Special Assets Group dropped by Baht 24,724 million (or 21.9%) from end-2003.

Retail loans continued to show robust growth, similar to corporate and SME loans.

Loan growth was broad-based. Retail loan growth remained robust, up by Baht 39,121 million (or 33.5%) from the end of last year. Corporate loans increased by Baht 16,110 million (or 8.2%), while SME loans increased by Baht 18,650 million (or 23.5%).

| (Bank only) | Dec 31, 04 (Bt, million) | Dec 31, 03 (Bt, million) | % yoy |
|---|---|---|---|
| Good Bank | 467,494 | 393,613 | 18.8% |
| - Corporate | 213,624 | 197,514 | 8.2% |
| - SME | 98,029 | 79,379 | 23.5% |
| - Retail | 155,841 | 116,720 | 33.5% |
| Bad Bank | 87,956 | 112,680 | -21.9% |
| Total loans | 555,450 | 506,293 | 9.7% |

By sector, housing loans (consolidated basis) recorded the highest growth rate at 37.7% from end 2003, followed by manufacturing and commercial loans (10.4%). Other loan types showed a declining trend due to greater loan repayment than new loan expansion.

| (Consolidated) | Dec 31, 04 (Bt, million) | Dec 31, 03 (Bt, million) | % yoy |
|---|---|---|---|
| Agriculture and mining | 9,931 | 10,895 | -8.8% |
| Manufacturing and commercial | 215,699 | 195,449 | 10.4% |
| Real estate and construction | 60,607 | 63,794 | -5.0% |
| Utilities and services | 82,267 | 91,747 | -10.3% |
| Housing loans | 156,391 | 113,570 | 37.7% |
| Others | 35,028 | 36,936 | -5.2% |
| Total loans | 559,923 | 512,391 | 9.3% |

Deposits at end-2004 stood at Baht 630,161 million (consolidated basis), up Baht 17,290 million (or 2.8%) from end-2003. In 4Q04, deposits decreased by Baht 20,773 million (or 3.2%) from the previous quarter, due mainly to the Bank's proactive strategy in Business Cash Management services which underpinned the expansion of the Bank's short-term deposit base. Demand and savings depo-sits increased by 1.8% and 13.8%, respectively, from the end of last year, while long-term deposits decreased by 7.2%. As a result, the proportion of demand and savings deposits increased from 50.3% at end 2003 to 55.1% at end-2004.

Deposits were up by 2.8%, mainly from savings deposits.

| (Consolidated) | Dec 31, 04 (Bt, million) | Dec 31, 03 (Bt, million) | % yoy |
|---|---|---|---|
| Demand | 27,340 | 26,845 | 1.8% |
| Savings | 319,994 | 281,156 | 13.8% |
| Fixed | | | |
| - Less than 6 months | 197,789 | 212,613 | -7.0% |
| - 6 months and up to 1 year | 18,362 | 19,385 | -5.3% |
| - Over 1 year | 66,676 | 72,872 | -8.5% |
| Total deposits | 630,161 | 612,871 | 2.8% |

*Loans to Deposits Ratio*

The loans to deposits ratio (consolidated basis) was up slightly from 83.6% at end -2003 to 88.9% at end-2004 because loan growth outpaced deposit growth.The net loans to deposits ratio increased to 78.7% at end-2004 from 71.4% at the end of 2003.

Net LD ratio improved to 78.7%.

| (Consolidated) | Dec 31, 04 | Dec 31, 03 |
|---|---|---|
| Loans to deposits ratio | 88.9% | 83.6% |
| Net loan to deposit ratio | 78.7% | 71.4% |

## Non-performing Loans and Loan Loss Provisions *(Bank only)*

### Non-performing Loans

As at December 31, 2004, non-performing loans (NPLs) or loans in the substandard classification and lower according to the Bank of Thailand's definition, amounted to Baht 73,947 million, or 13.1% of total loans, representing a decline from Baht 89,769 million (17.5% of total loans) at the end of last year mainly from loan write-offs.

NPLs were down to Bt 73,947 million or 13.1% of total loans.

| (Bank only) | | Dec 31, 04 | Dec 31, 03 |
|---|---|---|---|
| Non-performing loans (NPLs) | Bt,million | 73,947 | 89,769 |
| | % of total loans | 13.1% | 17.5% |
| Problem classified loans (PCLs) | Bt, million | 74,111 | 90,138 |
| | % of total loans | 13.3% | 17.8% |
| Allowance per BoT's requirement, for doubtful accounts and revaluation of debt restructuring | Bt, million | 41,581 | 53,267 |
| Total allowance, for doubtful accounts and revaluation of debt restructuring | Bt, million | 61,411 | 71,961 |
| | % of NPLs | 83.0% | 80.2% |
| | % of Allowance per BoT's requirement | 147.7% | 135.1% |

### Allowance for doubtful accounts

The Bank's policy is to set aside general reserves with an ultimate target to reach 2% of performing loans. Given the 2% accomplishment at end-2004, provision for 2005 will be for new loans only.

As at December 31, 2004, the Bank's allowance for doubtful accounts and revaluation allowance for restructured debt totaled Baht 61,411 million. In 2004, the Bank set aside provisions of Baht 4,900 million partly for general provisioning. Additional provisions were set aside in accordance with the Bank of Thailand's guideline that requires banks to provide more provisions for past dues of more than 24 months against which lawsuits are not filed. The Bank wrote-off Baht 15,727 million of bad debts in 2004.

The coverage ratio of loan loss provisions to non-performing loans was 83.0%, an increase from 80.2% in 2003. Compared to the Bank of Thailand's requirement, the Bank had excess loan loss provisions of 47.6%, or Baht 19,830 million.

### Troubled Debt Restructuring

The Bank has implemented various methods of debt restructuring including transfers of assets and equity securities, changes in repayment conditions, and combinations thereof.

In 2004, loans amounting to Baht 13,272 million were restructured. As at December 31, 2004, outstanding loans to restructured debtors (including accrued interest) in the Bank's consolidated financial statements were Baht 83,288 million, a decrease from Baht 106,361 million at end-2003. For the Bank's financial statements, outstanding loans to restructured debtors were Baht 81,680 million, a decrease from Baht 103,768 million at end-2003.

The Bank recognized interest income in the amount of Baht 3,926 million, representing an annualized yield for 2004 of 4.1%.

| (Consolidated) | | 2004 | 2003 | % yoy |
|---|---|---|---|---|
| Loans to the restructured debtors | Bt, million | 83,288 | 106,361 | -21.7% |
| Trouble debts restructuring in the period | Bt, million | 13,272 | 18,671 | -28.9% |
| Interest income recognized in the statement of income | Bt, million | 3,926 | 5,310 | -26.1% |
| Yield from restructured debts (annualized) | % of average outstanding | 4.1% | 4.3% | |

### Statutory Capital *(Bank only)*

The Bank's capital funds (Tier-1 and Tier-2 capital) as of December 31, 2004 stood at Baht 85,516 million, or approximately 15.4% of risk weighted assets (RWA), of which Baht 63,374 million, or 11.4% was Tier-1 capital.

The Bank's capital funds were solid at 15.4% of RWA, of which Tier-1 capital was 11.4%.

Capital funds increased by Baht 18,774 million from Baht 66,742 million at end - December 2004 mostly from profits for the year.

| | | Estimated Capital Included interim items* | Statutory Capital | | |
|---|---|---|---|---|---|
| (Bank only) | | Dec 31, 04 | Dec 31, 04 | Dec 31, 03 | % yoy |
| Tier-1 Capital | Bt, million | 70,135 | 63,374 | 37,057 | 71.0% |
| | % of RWA | 12.7 | 11.4 | 7.1 | |
| Tier-2 Capital | Bt, million | 22,142 | 22,142 | 29,685 | -25.4% |
| | % of RWA | 4.0 | 4.0 | 5.8 | |
| Total Capital | Bt, million | 92,277 | 85,516 | 66,742 | 28.1% |
| | % of RWA | 16.7 | 15.4 | 12.9 | |
| Risk Weighted Asset | Bt, million | 553,848 | 553,848 | 518,919 | 6.7% |

Remark:

* Including net profit for 6-month period ended December 31, 2004 amounted to Bt 6,761 million

### Liquidity

Excess liquidity still prevailed in the financial markets and at the Bank as loan demand was not strong enough to absorb excess liquidity. However, the Bank's loan growth outpaced deposit growth for the year 2004. Consequently, the Bank's loan-to-deposit ratio increased slightly from 83.6% in 2003 to 88.9% this year.

The Bank's policy on liquidity management is to arrange sources of funds at an acceptable cost. The Bank has set up an Assets and Liabilities Management Committee to formulate policy on liquidity management. Also, the Bank has followed the Bank of Thailand's requirement on liquid assets which states that banks must maintain liquid assets equal to at least 6% of total deposits. At least 1% must be in deposits with the Bank of Thailand, while inter-bank deposits must not exceed 2.5%.

### Sources and Uses of Funds

In 2004, deposits made up 82.4% of the Bank's source of funds. Other sources of funds included shareholders' equity, borrowings by issuing debt instruments and inter-bank borrowings. The Bank managed to reduce its proportion of fixed deposits (high deposit rates), while savings and current deposits (low deposit rates) increased, resulting in a lower cost of funding.

For 2004, 73.4% of these funds were used for net loans and accrued interest, while another 16.5% were applied for investments. Meanwhile, inter-bank and money market items, followed by securities purchase under resale agreements, made up the remaining 7.6% and 1.2%, respectively.

## Classification of Loans and Deposits by Maturity

| (Consolidated) | Dec 31, 04 | | Dec 31, 03 | | |
|---|---|---|---|---|---|
| | Amount (Bt,million) | % Share of Total | Amount (Bt, million) | % Share of Total | % yoy |
| Loans | | | | | |
| - Less than 1 year | 245,353 | 43.8% | 246,848 | 48.2% | -0.61% |
| - Over 1 year | 314,570 | 56.2% | 265,543 | 51.8% | 18.46% |
| Total loans | 559,923 | 100.0% | 512,391 | 100.0% | 9.28% |
| Deposits | | | | | |
| - Less than 1 year | 601,511 | 95.5% | 585,241 | 95.5% | 2.78% |
| - Over 1 year | 28,650 | 4.5% | 27,630 | 4.5% | 3.69% |
| Total Deposits | 630,161 | 100.0% | 612,871 | 100.0% | 2.82% |

As seen in the above table, though deposits with more than 1-year maturity were less than loans with more than 1-year maturity, this reflects the normal situation at Thai commercial banks since depositors normally roll-over their deposits when they fall due. The problem of maturity mismatch is therefore viewed as an acceptable business risk.

# COMPARATIVE KEY FINANCIAL STATISTICS (CONSOLIDATED BASIS)

## Financial Status

As of December 31,

Unit: Million Baht

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Total Assets | 764,895 | 746,838 | 675,722 | 719,589 | 719,964 |
| • Loans | 559,923 | 512,391 | 489,119 | 459,945 | 491,212 |
| • Allowance for Doubtful Accounts | (64,066) | (74,795) | (82,579) | (25,939) | (25,548) |
| • Investment-net | 126,330 | 143,948 | 143,444 | 120,492 | 117,675 |
| • Properties Foreclosed | 12,723 | 11,522 | 12,649 | 11,689 | 9,806 |
| Total Liabilities | 681,796 | 670,180 | 622,657 | 656,713 | 658,920 |
| • Deposits | 630,161 | 612,871 | 574,504 | 605,980 | 598,209 |
| • Borrowings | 16,601 | 24,435 | 25,837 | 25,916 | 26,000 |
| Total Shareholders' Equity | 83,099 | 76,658 | 53,065 | 62,877 | 61,043 |

## Financial Results

For the year ended December 31,

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Interest and Dividend Income | 27,278 | 27,999 | 30,550 | 33,328 | 36,667 |
| Less Interest Expenses | 6,052 | 8,461 | 12,689 | 16,943 | 21,442 |
| Net Interest and Dividend Income | 21,226 | 19,538 | 17,861 | 16,385 | 15,225 |
| Non-interest Income | 21,822 | 11,437 | 10,600 | 8,212 | 11,978 |
| **Total Income** | **43,048** | **30,975** | **28,461** | **24,597** | **27,203** |
| Less Non-Interest Expense | 19,014 | 15,773 | 15,708 | 14,472 | 16,886 |
| **Income (loss) Before Bad Debts and Doubtful Accounts** | **24,034** | **15,202** | **12,753** | **10,125** | **10,317** |
| Less Bad Debt and Doubtful Account | 5,130 | 2,455 | 25,084 | 9,527 | 6,577 |
| Income Tax and Minority Interest | 415 | 287 | 157 | 193 | 180 |
| **Net Income (loss)** | **18,489** | **12,460** | **(12,488)** | **405** | **3,560** |

## Key Financial Ratios (Consolidated Basis)

Unit: Percent

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| **Profitability Ratio** | | | | | |
| Return on Assets (ROA) | 2.4 | 1.8 | -1.8 | 0.1 | 0.5 |
| Return on Equity (ROE) | 23.1 | 19.2 | -21.5 | 0.7 | 6.1 |
| Net Interest Margin (NIM) | 2.9 | 2.7 | 2.6 | 2.4 | 2.3 |
| Non Interest Income to Total Income (excl. Investment gains) | 37.6 | 35.3 | 34.7 | 33.2 | 37.2 |
| **Efficiency Ratio** | | | | | |
| Operating Cost to Income | 55.9 | 50.9 | 54.1 | 58.6 | 64.3 |
| Operating Cost to Assets | 2.5 | 2.1 | 2.2 | 2.0 | 2.2 |
| **Financial Ratio** | | | | | |
| Equity to Assets | 10.9 | 10.3 | 7.9 | 8.7 | 8.5 |
| Loans to Deposits | 88.9 | 83.6 | 85.1 | 75.9 | 82.1 |
| Net Loans to Deposits | 78.7 | 71.4 | 70.8 | 71.6 | 77.8 |
| Debt to Equity (Times) | 8.2 | 8.7 | 11.7 | 10.4 | 10.8 |
| **Capital Adequacy Ratio** | | | | | |
| Total Capital to Risk Assets | 15.4 | 12.9 | 14.0 | 16.6 | 16.1 |
| Tier 1 Capital to Risk Assets | 11.4 | 7.1 | 8.1 | 10.3 | 9.9 |
| Tier 2 Capital to Risk Assets | 4.0 | 5.8 | 5.9 | 6.3 | 6.2 |
| **Asset Quality Ratio** | | | | | |
| Non-performing Loans to Total Loans | 13.1 | 17.5 | 24.25 | 28.6 | 19.3 |
| Total Allowance to Non-performing Loans | 83.0 | 80.2 | 67.5 | 16.6 | 24.2 |
| Total Allowance to Total Loans | 11.1 | 14.2 | 16.5 | 5.2 | 4.7 |
| Accrued Interest to Total Loans | 0.2 | 0.3 | 0.5 | 0.5 | 0.6 |

## Share Information*

| | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Earnings per Share › EPS (Baht) | 5.53 | 3.94 | - | 0.13 | 1.14 |
| Book Value per Share (Baht) | 24.84 | 24.24 | 16.94 | 20.08 | 19.50 |
| Dividend per Share** (Baht) | 2.00 | 1.40 | - | - | - |
| Market Capitalization (Billion Baht) | 163.9 | 171.3 | 86.4 | 52.4 | 66.0 |
| Number of Share (Million shares) | 3,345 | 3,163 | 3,132 | 3,131 | 3,130 |

Remark:
* The Banks share includes ordinary shares and preferred shares.
** Dividend per share in 2004 as proposed to the Annual General Meeting of Shareholders in April 2005.

FINANCIAL STATEMENTS AND NOTES

REPORT OF THE INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF THE BOARD OF DIRECTORS' RESPONSIBILITIES
FOR FINANCIAL STATEMENTS**

**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**
**BALANCE SHEETS AS AT DECEMBER 31, 2004 AND 2003**

UNIT : MILLION BAHT

| | Notes | CONSOLIDATED 2004 | CONSOLIDATED 2003 | BANK 2004 | BANK 2003 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| CASH | | 19,468 | 13,190 | 19,327 | 13,059 |
| INTERBANK AND MONEY MARKET ITEMS | 4.1 | | | | |
| Domestic items | | | | | |
| Interest bearing | | 9,784 | 6,426 | 8,619 | 6,153 |
| Non-interest bearing | | 7,238 | 9,095 | 7,115 | 8,872 |
| Foreign items | | | | | |
| Interest bearing | | 39,513 | 39,848 | 36,443 | 37,334 |
| Non-interest bearing | | 1,902 | 3,704 | 1,423 | 3,260 |
| Total interbank and money market items | | 58,437 | 59,073 | 53,600 | 55,619 |
| SECURITIES PURCHASED UNDER RESALE AGREEMENTS | 4.2 | 9,000 | 42,100 | 9,000 | 42,100 |
| INVESTMENTS | 4.3 | | | | |
| Short-term investments - net | | 37,608 | 41,237 | 30,123 | 37,815 |
| Long-term investments - net | | 84,397 | 99,251 | 81,939 | 95,526 |
| Investments in subsidiaries and associated companies - net | | 4,325 | 3,459 | 18,706 | 14,258 |
| Total investments - net | | 126,330 | 143,947 | 130,768 | 147,599 |
| LOANS AND ACCRUED INTEREST RECEIVABLES | | | | | |
| Loans | 4.4 | 559,923 | 512,391 | 555,450 | 506,293 |
| Accrued interest receivables | | 1,377 | 1,776 | 1,295 | 1,671 |
| Total loans and accrued interest receivables | | 561,300 | 514,167 | 556,745 | 507,964 |
| Less Allowance for doubtful accounts | 4.4.5, 4.5 | (59,670) | (64,065) | (57,274) | (61,574) |
| Less Revaluation allowance for debt restructured | 4.6 | (4,396) | (10,730) | (4,137) | (10,387) |
| Net loans and accrued interest receivables | | 497,234 | 439,372 | 495,334 | 436,003 |
| PROPERTIES FORECLOSED - NET | 4.8 | 12,723 | 11,522 | 12,403 | 11,107 |
| CUSTOMERS' LIABILITY UNDER ACCEPTANCES | | 367 | 432 | 367 | 432 |
| PREMISES AND EQUIPMENT - NET | 4.9 | 26,531 | 25,155 | 21,690 | 20,113 |
| NET INTER-ACCOUNT BALANCE | | 715 | 2,271 | 715 | 2,271 |
| ASSETS PENDING TRANSFER | 4.10 | 3,426 | 1,958 | 3,405 | 1,958 |
| LEGAL EXECUTION | | 2,443 | 1,987 | 2,443 | 1,986 |
| OTHER ASSETS - NET | 4.11 | 8,221 | 5,831 | 5,773 | 4,010 |
| **TOTAL ASSETS** | | 764,895 | 746,838 | 754,825 | 736,257 |

The notes to the financial statements form an integral part of these statements

**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**
**BALANCE SHEETS AS AT DECEMBER 31, 2004 AND 2003 (CONTINUED)**

UNIT : MILLION BAHT

| | | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | *Notes* | 2004 | 2003 | 2004 | 2003 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| DEPOSITS | *4.12* | | | | |
| Deposits in Baht | | 618,040 | 601,568 | 616,222 | 598,841 |
| Deposits in foreign currencies | | 12,121 | 11,303 | 8,496 | 8,291 |
| Total deposits | | 630,161 | 612,871 | 624,718 | 607,132 |
| INTERBANK AND MONEY MARKET ITEMS | *4.13* | | | | |
| Domestic items | | | | | |
| Interest bearing | | 11,373 | 5,232 | 11,186 | 5,282 |
| Non-interest bearing | | 3,035 | 4,273 | 3,175 | 4,502 |
| Foreign items | | | | | |
| Interest bearing | | 229 | 339 | 307 | 372 |
| Non-interest bearing | | 290 | 675 | 300 | 695 |
| Total interbank and money market items | | 14,927 | 10,519 | 14,968 | 10,851 |
| LIABILITIES PAYABLE ON DEMAND | | 3,247 | 3,776 | 3,246 | 3,771 |
| SECURITIES SOLD UNDER REPURCHASE | *4.14* | | | | |
| AGREEMENTS | | - | 10 | - | - |
| BORROWINGS | *4.15* | | | | |
| Short-term borrowings | | - | 5,661 | - | 5,661 |
| Long-term borrowings | | 16,601 | 18,774 | 16,210 | 18,382 |
| Total borrowings | | 16,601 | 24,435 | 16,210 | 24,043 |
| BANK'S LIABILITIES UNDER ACCEPTANCES | | 367 | 432 | 367 | 432 |
| INTEREST PAYABLE ON DEPOSITS | | 982 | 1,586 | 980 | 1,586 |
| LIABILITIES PENDING TRANSFER | *4.16* | 1,699 | 1,925 | 1,690 | 1,907 |
| PAYABLES FROM PURCHASE OF INVESTMENTS | | 4,903 | 7,800 | 4,903 | 7,800 |
| OTHER LIABILITIES | *4.17* | 8,909 | 6,826 | 5,710 | 3,211 |
| **TOTAL LIABILITIES** | | 681,796 | 670,180 | 672,792 | 660,733 |

The notes to the financial statements form an integral part of these statements

**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**
**BALANCE SHEETS AS AT DECEMBER 31, 2004 AND 2003 (CONTINUED)**

UNIT : MILLION BAHT

| | | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | *Notes* | 2004 | 2003 | 2004 | 2003 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** (CONTINUED) | | | | | |
| SHAREHOLDERS' EQUITY | | | | | |
| SHARE CAPITAL | | | | | |
| Authorized share capital | *4.18* | | | | |
| 5,454,927,639 preferred shares of Baht 10 each (2003 : 5,615,987,397 shares of Baht 10 each) | | 54,549 | 56,160 | 54,549 | 56,160 |
| 1,545,072,361 ordinary shares of Baht 10 each (2003 : 1,384,012,603 shares of Baht 10 each) | | 15,451 | 13,840 | 15,451 | 13,840 |
| Issued and fully paid-up share capital | | | | | |
| 1,650,271,633 preferred shares of Baht 10 each (2003 : 1,777,626,432 shares of Baht 10 each) | | 16,503 | 17,776 | 16,503 | 17,776 |
| 1,695,226,594 ordinary shares of Baht 10 each (2003 : 1,385,427,261 shares of Baht 10 each) | | 16,952 | 13,854 | 16,952 | 13,854 |
| PREMIUM ON PREFERRED SHARES | *4.19* | 6,453 | 4,056 | 6,453 | 4,056 |
| PREMIUM ON ORDINARY SHARES | *4.19* | 3,597 | 1,371 | 3,597 | 1,371 |
| REVALUATION SURPLUS ON LAND APPRAISAL | | 4,607 | 4,621 | 4,607 | 4,621 |
| REVALUATION SURPLUS ON PREMISES APPRAISAL | | 3,611 | 3,726 | 3,611 | 3,726 |
| REVALUATION SURPLUS ON INVESTMENTS | | 3,689 | 17,599 | 3,689 | 17,599 |
| FOREIGN CURRENCY TRANSLATION | | (113) | (102) | (113) | (102) |
| UNREALIZED GAIN RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE | | 48 | 50 | 48 | 50 |
| RETAINED EARNINGS | | | | | |
| Appropriated | | | | | |
| Legal reserve | | 1,548 | 623 | 1,548 | 623 |
| Unappropriated | *4.19,4.20* | 25,138 | 11,950 | 25,138 | 11,950 |
| TOTAL SHAREHOLDERS' EQUITY OF THE BANK | | 82,033 | 75,524 | 82,033 | 75,524 |
| MINORITY INTEREST | | 1,066 | 1,134 | - | - |
| TOTAL SHAREHOLDERS' EQUITY | | 83,099 | 76,658 | 82,033 | 75,524 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | 764,895 | 746,838 | 754,825 | 736,257 |
| | | | | | |
| **OFF-BALANCE SHEET ITEMS - CONTINGENCIES** | *4.22* | | | | |
| AVALS TO BILLS AND GUARANTEES OF LOANS | | 3,648 | 3,943 | 3,648 | 3,943 |
| LIABILITY UNDER UNMATURED IMPORT BILLS | | 4,107 | 2,386 | 4,107 | 2,386 |
| LETTER OF CREDIT | | 9,827 | 8,243 | 9,765 | 8,149 |
| OTHER CONTINGENCIES | | 698,783 | 501,125 | 698,528 | 500,984 |

The notes to the financial statements form an integral part of these statements

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**
**STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003**

UNIT : MILLION BAHT

| | | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | *Notes* | 2004 | 2003 | 2004 | 2003 |
| INTEREST AND DIVIDEND INCOME | *5.1* | | | | |
| Interest on loans | | 21,840 | 21,636 | 21,631 | 21,400 |
| Interest on interbank and money market items | | 1,024 | 1,033 | 965 | 1,014 |
| Investments | | 4,414 | 5,330 | 4,122 | 5,025 |
| Total Interest and Dividend Income | | 27,278 | 27,999 | 26,718 | 27,439 |
| INTEREST EXPENSES | | | | | |
| Interest on deposits | | 4,918 | 7,016 | 4,878 | 6,957 |
| Interest on interbank and money market items | | 99 | 149 | 95 | 146 |
| Interest on short-term borrowings | | 102 | 198 | 102 | 198 |
| Interest on long-term borrowings | | 933 | 1,098 | 897 | 1,063 |
| Total Interest Expenses | | 6,052 | 8,461 | 5,972 | 8,364 |
| Net Interest and Dividend Income | | 21,226 | 19,538 | 20,746 | 19,075 |
| BAD DEBT AND DOUBTFUL ACCOUNTS | *4.5,5.2* | 3,149 | 1,493 | 3,086 | 1,287 |
| LOSS ON DEBT RESTRUCTURING | *4.4.9,5.3* | 1,981 | 962 | 1,814 | 1,113 |
| Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring | | 16,096 | 17,083 | 15,846 | 16,675 |
| NON-INTEREST INCOME | | | | | |
| Gain on investments | *5.4* | 8,257 | 318 | 8,054 | 205 |
| Income from equity interest in subsidiaries and/or associated companies | | 753 | 441 | 1,403 | 995 |
| Fees and service income | | | | | |
| Acceptances, avals and guarantees | | 708 | 669 | 708 | 669 |
| Others | | 7,716 | 5,783 | 7,067 | 5,473 |
| Gain on exchanges | | 1,492 | 1,916 | 1,487 | 1,906 |
| Other income | | 2,896 | 2,310 | 358 | 50 |
| Total Non-Interest Income | | 21,822 | 11,437 | 19,077 | 9,298 |

The notes to the financial statements form an integral part of these statements

**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**
**STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (CONTINUED)**

UNIT : MILLION BAHT

| | | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | Notes | 2004 | 2003 | 2004 | 2003 |
| NON-INTEREST EXPENSES | | | | | |
| Personnel expenses | | 7,043 | 5,326 | 5,890 | 4,328 |
| Premises and equipment expenses | | 4,278 | 3,484 | 3,501 | 2,793 |
| Taxes and duties | | 1,220 | 1,268 | 1,199 | 1,246 |
| Fees and service expenses | | 1,588 | 1,308 | 1,629 | 1,451 |
| Directors' remuneration | 5.5 | 83 | 63 | 69 | 40 |
| Contributions to the Financial Institutions Development Fund | | 2,470 | 2,356 | 2,459 | 2,343 |
| Reserve for selling expense in property foreclosed | 5.6 | - | 390 | - | 390 |
| Other expenses | | 2,332 | 1,578 | 1,663 | 922 |
| Total Non-Interest Expenses | | 19,014 | 15,773 | 16,410 | 13,513 |
| INCOME BEFORE INCOME TAX | | 18,904 | 12,747 | 18,513 | 12,460 |
| LESS INCOME TAX | 5.7 | 301 | 130 | 24 | - |
| INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES | | 18,603 | 12,617 | 18,489 | 12,460 |
| LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES | | 114 | 157 | - | - |
| **NET INCOME** | | 18,489 | 12,460 | 18,489 | 12,460 |
| **BASIC EARNINGS PER SHARE (BAHT)** | 5.8 | 10.48 | 9.68 | 10.48 | 9.68 |
| **DILUTED EARNINGS PER SHARE (BAHT)** | 5.8 | 5.54 | 3.69 | 5.54 | 3.69 |

*The notes to the financial statements form an integral part of these statements*

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

UNIT : MILLION BAHT

**CONSOLIDATED**

| | Notes | Issued and fully paid-up share capital | | Premium on | | Revaluation surplus on land appraisal | Revaluation surplus on premises appraisal | Revaluation surplus on investment | Foreign currency translation | Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value | Retained Earnings | | | Minority Interest | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | | Appropriated | | | | |
| | | Preferred shares | Ordinary shares | Preferred shares | Ordinary shares | | | | | | Legal reserve | Other reserve | Unappropriated (deficit) | | |
| **Balance as at December 31, 2002** | | **21,053** | **10,266** | **32,790** | **22,786** | **4,621** | **3,839** | **7,554** | **(17)** | **-** | **695** | **23,081** | **(74,550)** | **947** | **53,065** |
| Transfer from legal reserve and premium on shares to reduce deficit | 4.19 | - | - | (27,988) | (22,786) | - | - | - | - | - | (695) | (23,081) | 74,550 | - | - |
| **Balance after deficit reduction** | | 21,053 | 10,266 | 4,802 | - | 4,621 | 3,839 | 7,554 | (17) | - | - | - | - | 947 | 53,065 |
| Revaluation surplus on land and premises appraisal | | - | - | - | - | - | (113) | - | - | - | - | - | - | - | (113) |
| Revaluation surplus on investments | | - | - | - | - | - | - | 10,045 | - | - | - | - | - | - | 10,045 |
| Foreign currency translation | | - | - | - | - | - | - | - | (85) | - | - | - | - | - | (85) |
| Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value | | - | - | - | - | - | - | - | - | 50 | - | - | - | - | 50 |
| **Balance including items unrealized in the statement of income** | | 21,053 | 10,266 | 4,802 | - | 4,621 | 3,726 | 17,599 | (102) | 50 | - | - | - | 947 | 62,962 |
| Net income | | - | - | - | - | - | - | - | - | - | - | - | 12,460 | - | 12,460 |
| Appropriation of retained earnings to legal reserve | | - | - | - | - | - | - | - | - | - | 623 | - | (623) | - | - |
| Conversion of warrants to preferred shares | | - | - | 1 | - | - | - | - | - | - | - | - | - | - | 1 |
| Conversion of preferred shares and subordinated convertible bonds to ordinary shares | | (3,277) | 3,588 | (747) | 1,371 | - | - | - | - | - | - | - | - | - | 935 |
| Depreciation of revaluation surplus on premises | | - | - | - | - | - | - | - | - | - | - | - | 113 | - | 113 |
| Minority interest | | - | - | - | - | - | - | - | - | - | - | - | - | 187 | 187 |
| **Balance as at December 31, 2003** | | **17,776** | **13,854** | **4,056** | **1,371** | **4,621** | **3,726** | **17,599** | **(102)** | **50** | **623** | **-** | **11,950** | **1,134** | **76,658** |
| Revaluation surplus on land and premises appraisal | | - | - | - | - | (14) | (115) | - | - | - | - | - | - | - | (129) |
| Revaluation surplus on investments | | - | - | - | - | - | - | (13,910) | - | - | - | - | - | - | (13,910) |
| Foreign currency translation | | - | - | - | - | - | - | - | (11) | - | - | - | - | - | (11) |
| Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value | | - | - | - | - | - | - | - | - | (2) | - | - | - | - | (2) |
| **Balance including items unrealized in the statement of income** | | 17,776 | 13,854 | 4,056 | 1,371 | 4,607 | 3,611 | 3,689 | (113) | 48 | 623 | - | 11,950 | 1,134 | 62,606 |
| Net income | | - | - | - | - | - | - | - | - | - | - | - | 18,489 | - | 18,489 |
| Appropriation of retained earnings to legal reserve | | - | - | - | - | - | - | - | - | - | 925 | - | (925) | - | - |
| Dividend paid | 4.21 | - | - | - | - | - | - | - | - | - | - | - | (4,487) | - | (4,487) |
| Conversion of warrants to preferred shares | | 1,121 | - | 3,215 | - | - | - | - | - | - | - | - | - | - | 4,336 |
| Conversion of preferred shares and subordinated convertible bonds to ordinary shares | | (2,394) | 3,098 | (818) | 2,226 | - | - | - | - | - | - | - | - | - | 2,112 |
| Depreciation of revaluation surplus on premises | | - | - | - | - | - | - | - | - | - | - | - | 111 | - | 111 |
| Minority interest | | - | - | - | - | - | - | - | - | - | - | - | - | (68) | (68) |
| **Balance as at December 31, 2004** | | **16,503** | **16,952** | **6,453** | **3,597** | **4,607** | **3,611** | **3,689** | **(113)** | **48** | **1,548** | **-** | **25,138** | **1,066** | **83,099** |

The notes to the financial statements form an integral part of these statements

**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (CONTINUED)

UNIT : MILLION BAHT

BANK

| | Notes | Issued and fully paid-up share capital | | Premium on | | Revaluation surplus on land appraisal | Revaluation surplus on premises appraisal | Revaluation surplus on investment | Foreign currency translation | Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value | Retained Earnings | | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | | Appropriated | | | |
| | | Preferred shares | Ordinary shares | Preferred shares | Ordinary shares | | | | | | Legal reserve | Other reserve | Unappropriated (deficit) | |
| **Balance as at December 31, 2002** | | **21,053** | **10,266** | **32,790** | **22,786** | **4,621** | **3,839** | **7,554** | **(17)** | **-** | **695** | **23,081** | **(74,550)** | **52,118** |
| Transfer from legal reserve and premium on shares to reduce deficit | 4.19 | - | - | (27,988) | (22,786) | - | - | - | - | - | (695) | (23,081) | 74,550 | - |
| **Balance after deficit reduction** | | 21,053 | 10,266 | 4,802 | - | 4,621 | 3,839 | 7,554 | (17) | - | - | - | - | 52,118 |
| Revaluation surplus on land and premises appraisal | | - | - | - | - | - | (113) | - | - | - | - | - | - | (113) |
| Revaluation surplus on investments | | - | - | - | - | - | - | 10,045 | - | - | - | - | - | 10,045 |
| Foreign currency translation | | - | - | - | - | - | - | - | (85) | - | - | - | - | (85) |
| Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value | | - | - | - | - | - | - | - | - | 50 | - | - | - | 50 |
| **Balance including items unrealize d in the statement of income** | | 21,053 | 10,266 | 4,802 | - | 4,621 | 3,726 | 17,599 | (102) | 50 | - | - | - | 62,015 |
| Net income | | - | - | - | - | - | - | - | - | - | - | - | 12,460 | 12,460 |
| Appropriation of retained earnings to legal reserve | | - | - | - | - | - | - | - | - | - | 623 | - | (623) | - |
| Conversion of warrants to preferred shares | | - | - | 1 | - | - | - | - | - | - | - | - | - | 1 |
| Conversion of preferred shares and subordinated convertible bonds to ordinary shares | | (3,277) | 3,588 | (747) | 1,371 | - | - | - | - | - | - | - | - | 935 |
| Depreciation of revaluation surplus on premises | | - | - | - | - | - | - | - | - | - | - | - | 113 | 113 |
| **Balance as at December 31, 2003** | | **17,776** | **13,854** | **4,056** | **1,371** | **4,621** | **3,726** | **17,599** | **(102)** | **50** | **623** | **-** | **11,950** | **75,524** |
| Revaluation surplus on land and premises appraisal | | - | - | - | - | (14) | (115) | - | - | - | - | - | - | (129) |
| Revaluation surplus on investments | | - | - | - | - | - | - | (13,910) | - | - | - | - | - | (13,910) |
| Foreign currency translation | | - | - | - | - | - | - | - | (11) | - | - | - | - | (11) |
| Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value | | - | - | - | - | - | - | - | - | (2) | - | - | - | (2) |
| **Balance including items unrealized in the statement of income** | | 17,776 | 13,854 | 4,056 | 1,371 | 4,607 | 3,611 | 3,689 | (113) | 48 | 623 | - | 11,950 | 61,472 |
| Net income | | - | - | - | - | - | - | - | - | - | - | - | 18,489 | 18,489 |
| Appropriation of retained earnings to legal reserve | | - | - | - | - | - | - | - | - | - | 925 | - | (925) | - |
| Dividend paid | 4.21 | - | - | - | - | - | - | - | - | - | - | - | (4,487) | (4,487) |
| Conversion of warrants to preferred shares | | 1,121 | - | 3,215 | - | - | - | - | - | - | - | - | - | 4,336 |
| Conversion of preferred shares and subordinated convertible bonds to ordinary shares | | (2,394) | 3,098 | (818) | 2,226 | - | - | - | - | - | - | - | - | 2,112 |
| Depreciation of revaluation surplus on premises | | - | - | - | - | - | - | - | - | - | - | - | 111 | 111 |
| **Balance as at December 31, 2004** | | **16,503** | **16,952** | **6,453** | **3,597** | **4,607** | **3,611** | **3,689** | **(113)** | **48** | **1,548** | **-** | **25,138** | **82,033** |

The notes to the financial statements form an integral part of these statements

**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**
**STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003**

UNIT : MILLION BAHT

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Net income | 18,489 | 12,460 | 18,489 | 12,460 |
| Items to reconcile net income to cash received (paid) from operating activities: | | | | |
| Depreciation and amortization | 1,533 | 1,345 | 1,150 | 949 |
| Bad debt and doubtful accounts | 3,149 | 1,493 | 3,086 | 1,287 |
| Loss on debt restructuring | 1,981 | 962 | 1,814 | 1,113 |
| Reserve for selling expense of property foreclosed | - | 390 | - | 390 |
| Reversal of impairment of investment in securities | (552) | (233) | (561) | (244) |
| Loss on sales of investments | (2,761) | 6 | (2,670) | 143 |
| Gain on transferring investment portfolio | (4,937) | (28) | (4,824) | (28) |
| Gain on sales of premises and equipment | (84) | (14) | (81) | (15) |
| Loss (gain) on sales of property foreclosed | (159) | 4 | (160) | 13 |
| Gain on exchange | (1,492) | (1,916) | (1,487) | (1,906) |
| Unrealized loss (gain) on revaluation of securities | (7) | (63) | 1 | (76) |
| Amortization of goodwill | 1 | 51 | - | - |
| Decrease in accrued interest and dividend income | 426 | 1,694 | 407 | 1,661 |
| Decrease in accrued interest payable | (800) | (1,491) | (799) | (1,485) |
| Increase (decrease) in other accrued expenses | 49 | 50 | 13 | (63) |
| Income from equity interest in subsidiaries and/or associated companies | (753) | (441) | (1,403) | (995) |
| Minority interest in net income of subsidiaries | 114 | 157 | - | - |
| Income from operations before changes in operating assets and liabilities | 14,197 | 14,426 | 12,975 | 13,204 |
| Operating assets (increase) decrease | | | | |
| Interbank and money market items | 479 | (5,977) | 1,856 | (5,913) |
| Securities purchased under resale agreements | 33,100 | (28,650) | 33,100 | (28,650) |
| Securities for trading | 3,022 | 5,402 | 5,791 | 4,987 |
| Loans and accrued interest receivables | (66,715) | (38,594) | (67,988) | (36,441) |
| Properties foreclosed | 2,734 | 5,395 | 2,638 | 5,352 |
| Other assets | (2,223) | 1,850 | (1,553) | 2,677 |

The notes to the financial statements form an integral part of these statements

**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**
**STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (CONTINUED)**

UNIT : MILLION BAHT

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** (continued) | | | | |
| Operating liabilities increase (decrease) | | | | |
| Deposits | 17,291 | 38,367 | 17,586 | 38,530 |
| Interbank and money market items | 4,408 | 1,729 | 4,117 | 1,753 |
| Liabilities payable on demand | (530) | 774 | (525) | 770 |
| Securities sold under repurchase agreements | (10) | (30) | - | - |
| Short-term borrowings | (5,661) | (5) | (5,661) | (5) |
| Other liabilities | (895) | 8,998 | (436) | 6,995 |
| **Net cash provided by (used in) operating activities** | (803) | 3,685 | 1,900 | 3,259 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Purchases of available-for-sale securities | (207,360) | (144,954) | (197,210) | (136,704) |
| Proceeds from sales of available-for-sale securities | 210,308 | 118,609 | 200,713 | 110,593 |
| Purchases of held-to-maturity securities | (9,777) | (42,032) | (9,612) | (42,018) |
| Proceeds from redemption of held-to-maturity securities | 15,712 | 71,105 | 15,513 | 71,041 |
| Purchases of general securities | (145) | (961) | (79) | (953) |
| Proceeds from sales of general securities | 1,050 | 1,733 | 1,040 | 1,727 |
| Purchases of investments in subsidiaries and/or associated companies | (617) | (292) | (4,082) | (131) |
| Proceeds from sales of investments in subsidiaries and/or associated companies | 804 | 453 | 804 | 369 |
| Purchases of premises and equipment | (2,899) | (1,969) | (2,693) | (1,849) |
| Proceeds from sales of premises and equipment | 148 | 191 | 108 | 179 |
| **Net cash provided by investing activities** | 7,224 | 1,883 | 4,502 | 2,254 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Increase in long-term borrowings | 19 | 17 | 19 | 21 |
| Preferred shares increased from conversion of warrants | 1,121 | - | 1,121 | - |
| Premium on preferred shares increased from conversion of warrants | 3,215 | 1 | 3,215 | 1 |
| Dividend paid | (4,487) | - | (4,487) | - |
| **Net cash provided by (used in) financing activities** | (132) | 18 | (132) | 22 |
| Increase (decrease) in foreign currency translation | (11) | (85) | (2) | - |
| **Net increase in cash and cash equivalents** | 6,278 | 5,501 | 6,268 | 5,535 |
| **Cash and cash equivalents as at January 1,** | 13,190 | 7,689 | 13,059 | 7,524 |
| **Cash and cash equivalents as at December 31,** | 19,468 | 13,190 | 19,327 | 13,059 |

The notes to the financial statements form an integral part of these statements

## 1. GENERAL

The Bank was incorporated in Thailand. Its head office is located at 9 Rutchadapisek Road, Kwang Jatujak, Khet Jatujak, Bangkok. The Bank provides banking business through its branch network in Thailand and other countries. As at December 31, 2004 and 2003, the Bank has 12,125 and 10,865 employees, respectively (Consolidated : 13,934 and 12,668 employees respectively).

## 2. BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

### 2.1 Basis for Preparation of The Financial Statements

The consolidated and the Bank's financial statements for the years ended December 31, 2004 and 2003 are presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under the Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards used by the banking industry in Thailand.The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and The Bank of Thailand's guidelines.

### 2.2 Basis for Preparation of The Consolidated Financial Statements

The consolidated financial statements include the accounts of the Head Office, all domestic and overseas branches, the Bangkok International Banking Facilities business and the bank's subsidiaries where more than 50 % of the shares are owned by the Bank. Significant related party transactions and balances have been eliminated.The subsidiaries are as follows:

| | | FOR THE YEARS ENDED DECEMBER 31, | |
|---|---|---|---|
| | | 2004 | 2003 |
| 1 | Chatuchak Asset Management Co., Ltd. | / | / |
| 2 | The Cambodian Commercial Bank Ltd. | / | / |
| 3 | SCB Securities Co., Ltd. | / | / |
| 4 | The Book Club Finance PCL | / | / |
| 5 | The Samaggi Insurance PCL | / | / |
| 6 | SCB Business Services Co., Ltd. | / | / |
| 7 | SCB Training Centre Co., Ltd. | / | / |
| 8 | Siam Pitiwat Co., Ltd. | / | / |
| 9 | Sub Sri Thai Warehouse PCL | / | / |
| 10 | Mahisorn Co., Ltd. | / | / |
| 11 | Astrakhan Investment Ltd. | / | / |
| 12 | SCB Asset Management Co., Ltd | / | / |
| 13 | Hunters Asset Management Co., Ltd. [1] | / | - |
| 14 | SCB Capital Service Co., Ltd. [2] | / | - |

*[1] Changed from associated company to subsidiary during the first quarter of 2004.*
*[2] Incorporated during the first quarter of 2004.*

All subsidiaries have been registered and are operating in Thailand except The Cambodian Commercial Bank Ltd., which is registered and operates in Cambodia, and Astrakhan Investment Ltd. which is registered and operates in Hong Kong.

The consolidated financial statements for the years ended December 31, 2004 and 2003 do not include certain companies which are either subsidiaries or companies in which the Bank and subsidiaries have significant control, as their operations were discontinued or are in the process of being dissolved. There are no material effects on the consolidated financial statements for not including the following companies : (see Note 4.3.6)

**Investment in subsidiaries and associated companies**

- Thai International Property Development Co., Ltd. [1]
- SCB Resolution Corporation Co., Ltd. [1]
- Oreo Realty Inc. [1] (registered and operated in the United States of America).

**Investment in general investments**

- Siam Commercial Development Co., Ltd
- Thai Manpower Development Co., Ltd.
- Supapirom Co., Ltd. [1]
- Suthakarn Co., Ltd. [1]
- Prime Business Co., Ltd. [1]
- M & M Service Co., Ltd. [1]
- Sorathon Co., Ltd. [1]
- Satayu Co., Ltd. [1]

[1] *Not included in the year 2004 consolidated financial statements because the companies were dissolved before December 31, 2004.*

In addition, the consolidated financial statements for the years ended December 31, 2004 and 2003 did not include the financial statements of companies in which the Bank and a subsidiary have more than 50% of the equity of these companies as a result of debt restructuring because the Bank and the subsidiary intend to hold these investments temporarily. These investments listed below have been classified as "Investment in general investments".

| | | % OF THE PAID-UP SHARE CAPITAL | |
|---|---|---|---|
| | | 2004 | 2003 |
| 1 | S.G. Land Co., Ltd. | 99.7 | 99.7 |
| 2 | Mahachai Land Development Co., Ltd. | 78.8 | 81.4 |
| 3 | Bangkok Crystal Co., Ltd. | - | 76.2 |
| 4 | Zigma Concrete Co., Ltd. | 58.8 | - |

## 2.3 Reclassifications

The Bank has reclassified certain items in the financial statements for the year ended December 31, 2003 to conform to the classifications used in the financial statements for the year ended December 31, 2004 as follows:

Unit : Million Baht

| RECLASSIFY | | FOR THE YEARS ENDED DECEMBER 31, 2003 | |
|---|---|---|---|
| FROM | TO | CONSOLIDATED | BANK |
| **Balance Sheets** | | | |
| Assets pending transfer | Other assets | 865 | 865 |
| Liabilities pending transfer | Other liabilities | 142 | 142 |
| **Statements of income** | | | |
| Other expenses | Fees and service expenses | 423 | 605 |
| Premises and equipment expenses | Other incomes | 200 | - |

### 2.4 Change in Accounting Estimate

During 2004, the Bank changed the accounting estimate for employee retirement benefit (see Note 3.10). The change affected the consolidated and the Bank's financial statements for the year ended December 31, 2004 as follows :

Unit : Million Baht

| | CONSOLIDATED AND BANK |
|---|---|
| Increase in personnnel expenses | 670 |
| Increase in other liabilities | 670 |
| Decrease in basic earnings per share (Baht) | 0.44 |
| Decrease in diluted earnings per share (Baht) | 0.20 |

## 3. SIGNIFICANT ACCOUNTING POLICIES

### 3.1 Cash and Cash Equivalents

Cash and cash equivalents include cash-in-hand and cash-on-collection.

### 3.2 Investment in Securities

The Bank classifies its investments in securities as trading securities, available-for-sale securities, held-to-maturity securities, general investments and investment in subsidiaries and associated companies. The Bank presents these investments in the balance sheet as either short-term investments, long-term investments and investments in subsidiaries and associated companies. Short-term investments are those investments that the Bank intends to hold for less than 1 year. Long-term investments are those investments that the Bank intends to hold for more than 1 year.

Trading securities are those investments that management acquires with the intent of holding these for a short period of time in order to take advantage of anticipated changes in the underlying market values. Trading securities are carried at fair value. Changes in fair value are recognized in the statement of income as either non-interest income or expense. Interest income on trading securities is recognized using the accrual basis of accounting.

Marketable debt and equity securities that are not classified as trading securities, held-to-maturity securities, and investment in subsidiaries and associated companies are classified as available-for-sale securities and are carried at fair value, with the valuation surplus on investments presented as a separate component of shareholders' equity until realized upon disposition or sale of the underlying securities. Interest income on available-for-sale securities is recognized using the accrual basis of accounting.

Debt securities for which the Bank has both the intent and ability to hold until maturity are classified as held-to-maturity securities. Such securities are carried at amortized cost, net of valuation allowances for impairment, if any. Premiums and discounts on held-to-maturity securities are amortized or accreted as adjustments to interest income using the effective interest rate method over the term of the securities. Interest income on held-to-maturity securities is recognized using the accrual basis of accounting.

The Bank classifies non-negotiable promissory notes and the rights of the Bank against thenon-negotiable promissory note, which were given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities.

Equity securities which are not readily marketable securities and are not subsidiaries and associated companies are classified as general investments and are carried at the historical cost, net of valuation allowances for impairment, if any. Valuation allowances are established and recognized as non-interest expense in the statement of income, when management has assessed a security as being impaired.

Investments in subsidiaries and associated companies are recorded by the equity method net of allowances for impairment, if any.

Investments in companies where the Bank owns 20% or more of the paid-up capital as aresult of troubled debt restructuring are not treated as investment in subsidiaries or associatedcompanies due to the temporary holding nature of such investments.

The following methodologies are used to determine the fair value of securities held by the Bank

The fair value of government debt securities is estimated based on monthly auction value prices. In situations where no auction prices are available, the fair value is estimated based on the Thai Bond Dealing Center's yield curve. For state enterprise debt securities without guarantees by the government, the fair value is estimated based on the yield curve of government debt securities plus an appropriate risk premium.

The bidding prices at The Stock Exchange of Thailand on the last business day of the period are used to estimate the fair value of listed private sector debt and equity securities. The fair value of non-listed private sector debt securities is estimated using the prices obtained from the Thai Bond Dealing Center. In the absence of available prices, fair value is estimated by applying the BOT valuation formula and the risk free yield curve plus the appropriate risk premium.

The fair value of unit trusts is estimated based on the net asset value at the end of the period.

The fair value of foreign debt and equity securities listed on foreign exchanges is estimated by using the bid prices in such exchanges as of the last business day of the period. The fair value of non-listed foreign debt and equity securities is determined based on values quoted by reliable international financial institutions.

Valuation allowances are established and recognized as non-interest expense in the statement of income, when management has assessed a security as being impaired.

Cost of securities sold during the period is calculated using the weighted average method.

### 3.3 Loans

Overdrafts are stated at the principal amounts including interest. Certain overdrafts for which special notice has been served on the borrower and other loans are stated at the principal amount. Unearned discounts received in advance are presented as deduction from the loans.

### 3.4 Allowance for Doubtful Accounts

The amount is in compliance with the minimum allowance for doubtful accounts required based on the BOT's guidelines. The guidelines require banks to categorize their loan portfolios into six categories. Each loan category is subject to different levels of provisioning based on percentages established by the BOT. Since 2003, the BOT's guidelines have been changed. The minimum allowance consists of the provisions based on the regulatory loan classifications and other additional provisions required by the BOT.

In addition, the BOT also established the interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks and finance companies to perform qualitative reviews of their loans as an ongoing process. The Bank and subsidiaries, which are financial institutions, are required to periodically report the result of their compliance with these guidelines to the BOT.

In third quarter of 2004, the BOT's guidelines were amended to require additional provisions for loans classified as doubtful loss be made in cases where the Bank has not undertaken debt restructuring or filed lawsuit against the debtors. The said regulations were effective from the second half of 2004 onward.

The Bank regularly reviews the collectibility of its loan portfolio and establishes the level of allowance for doubtful accounts necessary. The allowance is in compliance and normally exceeds the minimum requirement under BOT's guidelines by considering each loan type. For corporate loans, the Bank consider a borrower's ability to repay the obligation on an individual case basis based on recent payment history and the estimated collateral value, if the expected source of repayment is from the liquidation of collateral. For SME and consumer loans, the Bank use credit portfolio statistics to do the statistical analysis (Migration Analysis) for estimation of the deterioration in the portfolio and related allowance for loans under the doubtful category.

Loans which have been restructured will be reclassified. Restructured loans which were previously classified as doubtful and doubtful loss are upgraded to substandard. Restructured loans which were previously classified as substandard or special mention loans will be classified at the same class for 3 consecutive months or next 3 installment payments, whichever is the longer, at which time the loans will be reclassified as normal if the terms of the restructuring are complied with.

Allowances for doubtful accounts established during the year are recognized as bad debt and doubtful accounts expense in the statement of income.

Bad debt written off or bad debt recovered is recorded as a decrease or an increase in the allowance for doubtful accounts. Amounts written off as bad debts are made for loans which the Bank pursues the collection but shall not receive. These procedures are compliance with BOT's notification and guidelines.

### 3.5 Troubled Debt Restructuring

Losses on troubled debt restructuring resulting from the reduction of principal and accrued interest and other restructuring concessions including modification of terms, asset transfer, debts to equity swap, etc. are recognized as expenses in the statements of income.

In case the troubled debt restructuring modifies the terms of payment, the Bank complies with the BOT's criteria requiring the Bank to choose between the collateral method by which a loss amount is to be estimated and/or the net present value method which represents expected cash flow in the future and applying the interest rate on the restructuring date. Loss from such debt restructuring are recognized in the statement of income.

The Bank records assets or shares of stock representing an equity interest in the debtor received under debt restructuring agreements at their fair value less cost to sell. However, the assets received are recorded at the amount not exceeding the recorded investment in the receivable plus the non-accrued interest income which the Bank has the ultimate legal right, in accordance with the Accounting Standard No. 34 "Accounting for Troubled Debt Restructuring".

Subsequent to the troubled debt restructuring, the Bank recalculates fair value of restructured debts based on aforementioned discount rates as of the last date of the quarterly financial statements and makes an adjustment of the valuation on the debt restructured, if the fair value has changed. The recalculation made to the quarterly financial statements is in accordance with the aforementioned BOT's criteria. The adjustment in the valuation of restructured debt shall not cause the book value of restructured debt to exceed the investment value of restructured debt.

**3.6 Properties Foreclosed**

Properties foreclosed consist of immovable and movable properties which are carried at the lower of investment in the loan or fair value of the property as at the period end. Should the carrying value of a property foreclosed become impaired, an allowance for impairment will be recorded in accordance with Accounting Standard No. 36, Impairment of Assets.

Gains or losses on sales of properties foreclosed are recognized as income or expense at the date of disposal.

**3.7 Premises and Equipment**

Land is stated at the appraised value. Premises are stated at the appraised value net of accumulated depreciation. The appraised value is determined by an independent appraiser according to guidelines prescribed by the BOT. The increment resulting from the appraisal is recorded in the accounts as revaluation surplus on land appraisal and revaluation surplus on premises appraisal and shown under shareholders' equity. If the appraised values of land and premises are less than their cost, the difference is recognized as an expense in the statement of income. Depreciation of premises increment is recognized as an expense in the statement of income and the amortization of the revaluation surplus on premises appraisal is charged directly to the retained earnings by the same amount of such depreciation.

Land of subsidiaries is presented at cost, and premises of subsidiaries are presented at cost net of accumulated depreciation.

Equipment is presented at cost net of accumulated depreciation.

Depreciation of equipment is calculated by the straight-line method based on the estimated useful lives of the equipment which are 3-5 years.

Before January 1, 2003, depreciation of the Bank's premises was calculated by the straight-line method, based on the estimated useful life of 20 years. Since January 1, 2003, depreciation of premises is calculated by the straight-line method based on the estimated useful life which is appraised at 50 years by independent appraisers.

**3.8 Other Assets**

Leasehold rights are presented at cost net of accumulated amortization.

The amortization is calculated by the straight-line method over the lease periods between 1 - 30 years.

**3.9 Provident Fund**

The Bank has a provident fund for its employees. The Bank's contributions are made to match with the contributions from employees and are recorded as expenses on an accrual basis.

**3.10 Provision for Retirement Benefits**

Under the labor laws and the Bank's employment policy, all employees who have been with the Bank for over 8 years are entitled to severance pay upon retirement at the age of 60.

Before 2004, the Bank calculated and paid employee retirement benefits on the basis of length of service and the amount of last pay received, in accordance with the labor laws and the Bank's employment policy. Benefits were recorded as expenses at the time of retirement.

From 2004 onward, the Bank net obligation in respect of defined retirement plan is determined by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods. The discount rate is determined by reference to market yields on Government bonds. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculations are first carried out under these terms, the estimated initial present value of the obligation at the end of 2004 was recognized immediately in the statements of income.

**3.11 Interest Income and Interest Expense**

The Bank recognizes interest and discounts on loans as income on an accrual basis, except for interest on loans which are outstanding over 3 months at the date of the balance sheet and interest from receivables under trouble debt restructuring agreements where the borrowers' ability to pay is uncertain. Such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis. Interest on interbank and money market items and investments is recognized on an accrual basis.

Interest expense is recognized on an accrual basis.

**3.12 Dividend Income**

The Bank recognizes dividend income from the companies, which are not subsidiaries and associated companies, on an accrual basis as at the date which the Bank earn the rights to receive the dividend.

**3.13 Non-Interest Income**

Non-interest income other than income from equity interest in subsidiaries and/or associated companies is recognized on an accrual basis.

**3.14 Contributions to the Financial Institutions Development Fund**

Contributions to the Financial Institutions Development Fund are recorded as expenses on an accrual basis.

**3.15 Income Tax**

The Bank records income tax payable for each period (if any) as an expense on an accrual basis.

**3.16 Earnings per Share**

The basic earnings per share are calculated by dividing the net income adjusted by dividend on convertible preferred shares by the weighted average number of ordinary shares outstanding during the period. The diluted earnings per share are calculated from net income for the period adjusted by dividend on convertible preferred shares and interest expense on convertible bonds (if any), divided by the weighted average number of ordinary shares, on the assumption that conversion of all ordinary share equivalents have been made at the beginning of the period. Ordinary share equivalents consist of convertible preferred shares, warrants and subordinated convertible bonds.

**3.17 Assets and Liabilities in Foreign Currencies**

Assets and liabilities in foreign currencies are converted into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies and forward exchange contracts at the end of the year are converted into Baht at the reference BOT exchange rates at the end of the year.

Gains or losses on foreign exchange transactions and translation gains or losses are recognized as income or expense for the period in the statement of income. Premiums or discounts represent the difference between the rate of the forward exchange contracts and the rate on the transaction date. Such premiums or discounts are recognized over the term of the contract.

Exchange rate differences arising on the transaction of the financial statements of foreign subsidiaries and foreign branches are presented as "Foreign currency translation" under the shareholders' equity in the balance sheets.

**3.18 Use of Accounting Estimates**

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

**3.19 Significant Accounting Policies of Insurance Subsidiary**

3.19.1 Recognition of Insurance and Reinsurance Premium

Premium income is recognised on the date the relevant insurance policy comes into effect, after deducting premium ceded and cancelled.

Reinsurance premium income is recognised when the reinsurer places the reinsurance application or statement of account.

3.19.2 Unearned Premium Reserve

Unearned premium reserve is provided for in compliance with the methodology as specified in the Insurance Act B.E. 2535 (1992) as follows:

- ***Fire, motor and miscellaneous***
  *Monthly average basis (the one-twenty fourth method)*

- ***Marine***
  *Premium written for the last three months*

- ***Travel accident***
  *Premium written for the last one month*

3.19.3 Loss Reserve and Outstanding Claims

Outstanding claims are provided whenever claims have been submitted at a sum as advised by the insurer. Loss reserve is provided based on estimates made by the Company's management.

Claim liabilities incurred but not reported are provided at 2.5% of retrospective 12 months net premium.

## 4. INFORMATION ON BALANCE SHEET ITEMS

### 4.1 Interbank and Money Market Items (Assets)

As at December 31, 2004 and 2003, interbank and money market items (Assets) are as follows:

Unit : Million Baht

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | DEMAND | TIME | TOTAL | DEMAND | TIME | TOTAL |
| **Domestic items** | | | | | | |
| Bank of Thailand and Financial Institutions Development Fund | 7,109 | - | 7,109 | 8,885 | - | 8,885 |
| Commercial banks | 1,053 | 4,064 | 5,117 | 217 | 2,051 | 2,268 |
| Finance companies, finance and securities companies, securities companies and credit foncier companies | 70 | 2,145 | 2,215 | 104 | 3,225 | 3,329 |
| Other financial institutions | 887 | 1,749 | 2,636 | 24 | 1,064 | 1,088 |
| Total | 9,119 | 7,958 | 17,077 | 9,230 | 6,340 | 15,570 |
| Add Accrued interest receivables | - | 19 | 19 | - | 13 | 13 |
| Less Allowance for doubtful accounts | - | (74) | (74) | - | (62) | (62) |
| Total domestic items | 9,119 | 7,903 | 17,022 | 9,230 | 6,291 | 15,521 |
| **Foreign items** | | | | | | |
| USD | 6,983 | 32,765 | 39,748 | 4,448 | 36,369 | 40,817 |
| YEN | 183 | - | 183 | 877 | 703 | 1,580 |
| Others | 1,323 | 175 | 1,498 | 892 | 243 | 1,135 |
| Total | 8,489 | 32,940 | 41,429 | 6,217 | 37,315 | 43,532 |
| Add Accrued interest receivables | 4 | 113 | 117 | - | 76 | 76 |
| Less Allowance for doubtful accounts | - | (131) | (131) | - | (56) | (56) |
| Total foreign items | 8,493 | 32,922 | 41,415 | 6,217 | 37,335 | 43,552 |
| **Total domestic and foreign items** | **17,612** | **40,825** | **58,437** | **15,447** | **43,626** | **59,073** |

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | DEMAND | TIME | TOTAL | DEMAND | TIME | TOTAL |
| **Domestic items** | | | | | | |
| Bank of Thailand and Financial Institutions Development Fund | 7,101 | - | 7,101 | 8,860 | - | 8,860 |
| Commercial banks | 887 | 3,964 | 4,851 | 12 | 1,950 | 1,962 |
| Finance companies, finance and securities companies, securities companies and credit foncier companies | 280 | 1,843 | 2,123 | 10 | 3,157 | 3,167 |
| Other financial institutions | 47 | 1,669 | 1,716 | 24 | 1,064 | 1,088 |
| Total | 8,315 | 7,476 | 15,791 | 8,906 | 6,171 | 15,077 |
| Add Accrued interest receivables | - | 16 | 16 | - | 10 | 10 |
| Less Allowance for doubtful accounts | - | (74) | (74) | - | (62) | (62) |
| Total domestic items | 8,315 | 7,418 | 15,733 | 8,906 | 6,119 | 15,025 |
| **Foreign items** | | | | | | |
| USD | 3,640 | 32,570 | 36,210 | 1,756 | 36,369 | 38,125 |
| YEN | 183 | - | 183 | 877 | 703 | 1,580 |
| Others | 1,318 | 175 | 1,493 | 626 | 243 | 869 |
| Total | 5,141 | 32,745 | 37,886 | 3,259 | 37,315 | 40,574 |
| Add Accrued interest receivables | - | 112 | 112 | - | 76 | 76 |
| Less Allowance for doubtful accounts | - | (131) | (131) | - | (56) | (56) |
| Total foreign items | 5,141 | 32,726 | 37,867 | 3,259 | 37,335 | 40,594 |
| **Total domestic and foreign items** | **13,456** | **40,144** | **53,600** | **12,165** | **43,454** | **55,619** |

### 4.2 Securities Purchased Under Resale Agreements

As at December 31, 2004 and 2003, securities purchased under resale agreements are as follows:

Unit : Million Baht

| | CONSOLIDATED AND BANK | |
|---|---|---|
| | 2004 | 2003 |
| Government and Bank of Thailand's bonds | 2,181 | 1,865 |
| Financial Institutions Development Fund and state enterprise debt securities | 6,819 | 40,235 |
| Total | 9,000 | 42,100 |

### 4.3 Investment in Securities

4.3.1 Classification of Investments in Securities

As at December 31, 2004 and 2003, the Bank and subsidiaries classify their investments in securities as follows:

Unit : Million Baht

| | CONSOLIDATED | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | COST/AMORTIZED COST | FAIR VALUE | COST/AMORTIZED COST | FAIR VALUE |
| **Short-term investments** | | | | |
| Securities for trading | | | | |
| Government and state enterprise debt securities | 4,227 | 4,235 | 264 | 263 |
| Corporate debt securities | 318 | 264 | 316 | 263 |
| Domestic equity securities | 418 | 417 | - | - |
| Total | 4,963 | 4,916 | 580 | 526 |
| Less Allowance for revaluation of investments | (47) | - | (54) | - |
| Total | 4,916 | 4,916 | 526 | 526 |
| Available-for-sale securities | | | | |
| Government and state enterprise debt securities | 18,309 | 18,487 | 21,578 | 21,771 |
| Corporate debt securities | 155 | 158 | 305 | 313 |
| Foreign debt securities | 9,554 | 9,556 | 6,879 | 6,850 |
| Domestic equity securities | 16 | 17 | 18 | 31 |
| Other securities | 33 | 36 | 782 | 816 |
| Total | 28,067 | 28,254 | 29,562 | 29,781 |
| Add Allowance for revaluation of investments | 228 | - | 250 | - |
| Less Allowance for impairment of investments | (41) | - | (31) | - |
| Total | 28,254 | 28,254 | 29,781 | 29,781 |
| Held-to-maturity securities | | | | |
| Government and state enterprise debt securities | 136 | 136 | 235 | 235 |
| Corporate debt securities | 30 | 30 | 198 | 198 |
| Foreign debt securities | 4,272 | 4,272 | 10,497 | 10,497 |
| Total | 4,438 | 4,438 | 10,930 | 10,930 |
| **Total short-term investments-net** | **37,608** | **37,608** | **41,237** | **41,237** |

Unit : Million Baht

| | CONSOLIDATED | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | COST/AMORTIZED COST | FAIR VALUE | COST/AMORTIZED COST | FAIR VALUE |
| **Long-term investments** | | | | |
| Available-for-sale securities | | | | |
| Government and state enterprise debt securities | 8,610 | 8,627 | 11,400 | 12,226 |
| Corporate debt securities | 7,165 | 6,798 | 8,135 | 7,339 |
| Foreign debt securities | 7,233 | 7,314 | 10,783 | 10,982 |
| Domestic equity securities | 11,780 | 14,503 | 4,702 | 18,978 |
| Foreign equity securities | - | - | 1 | 18 |
| Other securities | 10,580 | 10,727 | 12,609 | 13,707 |
| Total | 45,368 | 47,969 | 47,630 | 63,250 |
| Add Allowance for revaluation of investments | 2,954 | - | 16,907 | - |
| Less Allowance for impairment of investments | (353) | - | (1,287) | - |
| Total | 47,969 | 47,969 | 63,250 | 63,250 |
| Held-to-maturity securities | | | | |
| Government and state enterprise debt securities | 31,989 | 28,658 | 31,504 | 31,979 |
| Corporate debt securities | 1,759 | 1,606 | 1,416 | 1,279 |
| Foreign debt securities | 1,530 | 1,531 | 1,932 | 1,932 |
| Total | 35,278 | 31,795 | 34,852 | 35,190 |
| Less Allowance for impairment of investments | (55) | - | (137) | - |
| Total | 35,223 | 31,795 | 34,715 | 35,190 |
| General investments | | | | |
| Domestic non-marketable equity securities | 3,252 | 2,844 | 3,340 | 2,847 |
| Foreign non-marketable equity securities | 52 | 38 | 144 | 131 |
| Total | 3,304 | 2,882 | 3,484 | 2,978 |
| Less Allowance for impairment of investments | (2,099) | - | (2,198) | - |
| Total | 1,205 | 2,882 | 1,286 | 2,978 |
| **Total long-term investments - net** | **84,397** | **82,646** | **99,251** | **101,418** |

Unit : Million Baht

| | BANK | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | COST/AMORTIZED COST | FAIR VALUE | COST/AMORTIZED COST | FAIR VALUE |
| **Short-term investments** | | | | |
| Securities for trading | | | | |
| Government and state enterprise debt securities | 1,654 | 1,654 | 264 | 263 |
| Corporate debt securities | 49 | 49 | 180 | 182 |
| Total | 1,703 | 1,703 | 444 | 445 |
| Add Allowance for revaluation of investments | - | - | 1 | - |
| Total | 1,703 | 1,703 | 445 | 445 |
| Available-for-sale securities | | | | |
| Government and state enterprise debt securities | 14,214 | 14,417 | 18,569 | 18,763 |
| Corporate debt securities | 140 | 143 | 305 | 313 |
| Foreign debt securities | 9,554 | 9,556 | 6,879 | 6,850 |
| Other securities | - | - | 734 | 734 |
| Total | 23,908 | 24,116 | 26,487 | 26,660 |
| Add Allowance for revaluation of investments | 249 | - | 204 | - |
| Less Allowance for impairment of investments | (41) | - | (31) | - |
| Total | 24,116 | 24,116 | 26,660 | 26,660 |
| Held-to-maturity securities | | | | |
| Government and state enterprise debt securities | 32 | 32 | 213 | 213 |
| Foreign debt securities | 4,272 | 4,272 | 10,497 | 10,497 |
| Total | 4,304 | 4,304 | 10,710 | 10,710 |
| **Total short-term investments-net** | **30,123** | **30,123** | **37,815** | **37,815** |

Unit : Million Baht

| | BANK | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | COST/AMORTIZED COST | FAIR VALUE | COST/AMORTIZED COST | FAIR VALUE |
| ***Long-term investments*** | | | | |
| Available-for-sale securities | | | | |
| Government and state enterprise debt securities | 8,578 | 8,596 | 10,681 | 11,497 |
| Corporate debt securities | 7,289 | 6,918 | 8,400 | 7,502 |
| Foreign debt securities | 7,232 | 7,313 | 10,783 | 10,982 |
| Domestic equity securities | 11,398 | 14,082 | 4,070 | 17,964 |
| Foreign equity securities | - | - | 1 | 18 |
| Other securities | 9,435 | 9,588 | 11,573 | 12,508 |
| Total | 43,932 | 46,497 | 45,508 | 60,471 |
| Add Allowance for revaluation of investments | 2,918 | - | 16,250 | - |
| Less Allowance for impairment of investments | (353) | - | (1,287) | - |
| Total | 46,497 | 46,497 | 60,471 | 60,471 |
| Held-to-maturity securities | | | | |
| Government and state enterprise debt securities | 31,215 | 27,899 | 30,658 | 31,133 |
| Corporate debt securities | 1,417 | 1,285 | 1,181 | 1,068 |
| Foreign debt securities | 1,530 | 1,531 | 1,932 | 1,932 |
| Total | 34,162 | 30,715 | 33,771 | 34,133 |
| Less Allowance for impairment of investments | (19) | - | (113) | - |
| Total | 34,143 | 30,715 | 33,658 | 34,133 |
| General investments | | | | |
| Domestic non-marketable equity securities | 3,280 | 2,938 | 3,432 | 2,958 |
| Foreign non-marketable equity securities | 53 | 39 | 144 | 131 |
| Total | 3,333 | 2,977 | 3,576 | 3,089 |
| Less Allowance for impairment of investments | (2,034) | - | (2,179) | - |
| Total | 1,299 | 2,977 | 1,397 | 3,089 |
| **Total long-term investments - net** | **81,939** | **80,189** | **95,526** | **97,693** |

As at December 31, 2004, the Bank and a subsidiary classified the right against the promissory note and promissory notes which were issued by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement for the transfer of sub-quality assets, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 10,102 million in the consolidated financial statements and of Baht 9,733 million in the Bank's financial statements (2003 : Baht 11,029 million and Baht 10,603 million, respectively) (see Notes 4.4.10, 4.22 and 6.2).

As at December 31, 2004, government bonds which are classified as available-for-sale securities, of Baht 312 million were pledged with the Government Housing Bank in order to comply with terms of an agreement and Baht 3 million were pledged with the court against a lawsuit. (2003 : Baht 312 million and Baht 3 million, respectively)

As at December 31, 2004, a subsidiary pledged debt securities, which are classified as held-to-maturity securities, amounting to Baht 16 million with a government agency (2003 : Baht 16 million).

During 2004, the Bank transferred equity securities of Baht 7,019 million from available-for-sale securities to trading securities. As a result, a gain of Baht 4,842 million was recognized in the statement of income. Subsequently, such securities were sold to a mutual fund (open-ended fund), which was set up at the permission of the Securities and Exchange and Commission.

4.3.2 Time to Maturity of Debt Securities

Time to maturity of the Bank and subsidiaries' investment in debt securities classified as available-for-sale securities and held-to-maturity securities at December 31, 2004 and 2003 are presented below. Expected maturity may differ from contractual maturity due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

Unit : Million Baht

| | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | MATURITY SCHEDULE OF SECURITIES | | | | MATURITY SCHEDULE OF SECURITIES | | | |
| | UP TO 1 YEAR | OVER 1 TO 5 YEARS | OVER 5 YEARS | TOTAL | UP TO 1 YEAR | OVER 1 TO 5 YEARS | OVER 5 YEARS | TOTAL |
| **Available-for-sale securities** | | | | | | | | |
| Government and state enterprise debt securities | 18,309 | 4,045 | 4,565 | 26,919 | 21,578 | 8,209 | 3,191 | 32,978 |
| Corporate debt securities | 155 | 6,790 | 375 | 7,320 | 305 | 7,026 | 1,110 | 8,441 |
| Foreign debt securities | 9,554 | 7,233 | - | 16,787 | 6,879 | 10,783 | - | 17,662 |
| Other securities | - | - | 823 | 823 | 782 | - | - | 782 |
| Total | 28,018 | 18,068 | 5,763 | 51,849 | 29,544 | 26,018 | 4,301 | 59,863 |
| Add (Less) Allowance for revaluation of investments | 224 | 94 | (107) | 211 | 237 | 963 | 15 | 1,215 |
| Less Allowance for impairment of investments | (41) | (75) | (181) | (297) | (31) | (39) | (711) | (781) |
| **Total** | **28,201** | **18,087** | **5,475** | **51,763** | **29,750** | **26,942** | **3,605** | **60,297** |
| **Held-to-maturity securities** | | | | | | | | |
| Government and state enterprise debt securities | 136 | 13,226 | 18,763 | 32,125 | 235 | 2,368 | 29,136 | 31,739 |
| Corporate debt securities | 30 | 1,017 | 742 | 1,789 | 198 | 564 | 852 | 1,614 |
| Foreign debt securities | 4,272 | 1,530 | - | 5,802 | 10,497 | 1,932 | - | 12,429 |
| Total | 4,438 | 15,773 | 19,505 | 39,716 | 10,930 | 4,864 | 29,988 | 45,782 |
| Less Allowance for impairment of investments | - | - | (55) | (55) | - | - | (137) | (137) |
| Total | 4,438 | 15,773 | 19,450 | 39,661 | 10,930 | 4,864 | 29,851 | 45,645 |
| **Total debt securities** | **32,639** | **33,860** | **24,925** | **91,424** | **40,680** | **31,806** | **33,456** | **105,942** |

Unit : Million Baht

| | BANK | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | MATURITY SCHEDULE OF SECURITIES | | | | MATURITY SCHEDULE OF SECURITIES | | | |
| | UP TO 1 YEAR | OVER 1 TO 5 YEARS | OVER 5 YEARS | TOTAL | UP TO 1 YEAR | OVER 1 TO 5 YEARS | OVER 5 YEARS | TOTAL |
| **Available-for-sale securities** | | | | | | | | |
| Government and state enterprise debt securities | 14,214 | 4,013 | 4,565 | 22,792 | 18,569 | 7,491 | 3,191 | 29,251 |
| Corporate debt securities | 140 | 6,922 | 367 | 7,429 | 305 | 7,318 | 1,082 | 8,705 |
| Foreign debt securities | 9,554 | 7,232 | - | 16,786 | 6,879 | 10,783 | - | 17,662 |
| Other securities | - | - | 823 | 823 | 734 | - | - | 734 |
| Total | 23,908 | 18,167 | 5,755 | 47,830 | 26,487 | 25,592 | 4,273 | 56,352 |
| Add (Less) Allowance for revaluation of investments | 249 | 91 | (107) | 233 | 204 | 952 | (85) | 1,071 |
| Less Allowance for impairment of investments | (41) | (75) | (181) | (297) | (31) | (39) | (711) | (781) |
| **Total** | **24,116** | **18,183** | **5,467** | **47,766** | **26,660** | **26,505** | **3,477** | **56,642** |
| **Held-to-maturity securities** | | | | | | | | |
| Government and state enterprise debt securities | 32 | 12,972 | 18,243 | 31,247 | 213 | 1,855 | 28,803 | 30,871 |
| Corporate debt securities | - | 698 | 719 | 1,417 | - | 355 | 826 | 1,181 |
| Foreign debt securities | 4,272 | 1,530 | - | 5,802 | 10,497 | 1,932 | - | 12,429 |
| Total | 4,304 | 15,200 | 18,962 | 38,466 | 10,710 | 4,142 | 29,629 | 44,481 |
| Less Allowance for impairment of investments | - | - | (19) | (19) | - | - | (113) | (113) |
| Total | 4,304 | 15,200 | 18,943 | 38,447 | 10,710 | 4,142 | 29,516 | 44,368 |
| **Total debt securities** | **28,420** | **33,383** | **24,410** | **86,213** | **37,370** | **30,647** | **32,993** | **101,010** |

4.3.3 Unrealized Gain (Loss) on Available-For-Sale Securities and Held-To-Maturity Securities

Unrealized gain (loss) on available-for-sale securities and held-to-maturity securities as at December 31, 2004 and 2003 is as follows:

Unit : Million Baht

| TYPE OF SECURITIES | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | AMORTIZED COST* | UNREALIZED GAINS | UNREALIZED LOSSES | FAIR VALUE | AMORTIZED COST* | UNREALIZED GAINS | UNREALIZED LOSSES | FAIR VALUE |
| Available-for-sale securities | 73,041 | 4,484 | (1,302) | 76,223 | 75,874 | 17,565 | (408) | 93,031 |
| Held-to-maturity securities | 39,661 | 263 | (3,691) | 36,233 | 45,645 | 475 | - | 46,120 |
| **Total** | **112,702** | **4,747** | **(4,993)** | **112,456** | **121,519** | **18,040** | **(408)** | **139,151** |

Unit : Million Baht

| TYPE OF SECURITIES | BANK | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | AMORTIZED COST* | UNREALIZED GAINS | UNREALIZED LOSSES | FAIR VALUE | AMORTIZED COST* | UNREALIZED GAINS | UNREALIZED LOSSES | FAIR VALUE |
| Available-for-sale securities | 67,446 | 4,414 | (1,247) | 70,613 | 70,678 | 16,852 | (398) | 87,132 |
| Held-to-maturity securities | 38,447 | 263 | (3,691) | 35,019 | 44,368 | 475 | - | 44,843 |
| **Total** | **105,893** | **4,677** | **(4,938)** | **105,632** | **115,046** | **17,327** | **(398)** | **131,975** |

* *Net of allowance for impairment*

4.3.4 Investments in Companies with Holding More Than 10%

As at December 31, 2004 and 2003, investments in companies other than subsidiaries and associated companies, of which the Bank and subsidiaries hold more than 10% of the paid-up capital in each company, classified by industry, are as follows:

Unit : Million Baht

| | NUMBER OF COMPANIES | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| Finance service and mutual fund | 6-14 | 19,629 | 13,828 | 18,565 | 13,185 |
| Manufacturing | 3-4 | 3 | 24 | - | 21 |
| Entertainment and recreation | 1 | - | 5,203 | - | 5,203 |
| Others | 20-26 | 402 | 420 | 402 | 420 |
| **Total** | | **20,034** | **19,475** | **18,967** | **18,829** |

4.3.5 Investments in Companies with Problems in Their Financial Positions

As at December 31, 2004 and 2003, the Bank and subsidiaries, which are financial institutions (finance, securities and asset management companies), have investments in a number of securities issued by the companies with problems in their financial positions and operating results. The Bank and subsidiaries have made a provision for diminution in the value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

Unit : Million Baht

| | NUMBER OF COMPANIES | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2004 | | | 2003 | | |
| | | COST | MARKET VALUE | AMOUNT OF PROVISION | COST | MARKET VALUE | AMOUNT OF PROVISION |
| Finance companies ordered closed | | | | | | | |
| Common shares | 2 | 1 | - | 1 | 1 | - | 1 |
| Bonds | 5 | 50 | - | 50 | 50 | - | 50 |
| Listed companies identified for delisting | | | | | | | |
| Common shares | 11 | 36 | 13 | 24 | 569 | 196 | 448 |
| Bonds | 4-6 | 62 | 4 | 7 | 126 | 9 | 123 |
| Non-listed companies whose operating results in line with the listed companies identified for delisting and having going concern issue | | | | | | | |
| Common shares/Preferred shares | 36-41 | 1,569 | 46 | 1,562 | 1,767 | 200 | 1,633 |
| Bonds | 2 | 198 | - | 198 | 198 | - | 198 |

Unit : Million Baht

| | NUMBER OF COMPANIES | BANK | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2004 | | | 2003 | | |
| | | COST | MARKET VALUE | AMOUNT OF PROVISION | COST | MARKET VALUE | AMOUNT OF PROVISION |
| Listed companies identified for delisting | | | | | | | |
| Common shares | 5 | 17 | 8 | 10 | 538 | 143 | 400 |
| Bonds | 2-3 | 52 | - | - | 113 | - | 113 |
| Non-listed companies whose operating results in line with the listed companies identified for delisting and having going concern issue | | | | | | | |
| Common shares/Preferred shares | 30-36 | 1,521 | 45 | 1,515 | 1,719 | 199 | 1,586 |
| Bonds | 1 | 181 | - | 181 | 181 | - | 181 |

4.3.6 Investments in Subsidiaries and Associated Companies

As at December 31, 2004 and 2003, the Bank and subsidiaries have investments in subsidiaries and associated companies as follows:

Unit : Million Baht

| | | | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|---|---|
| | TYPE OF BUSINESS | TYPE OF SHARE | DIRECT AND INDIRECT SHAREHOLDING (%) | | BOOK VALUE | | | |
| | | | | | COST METHOD | | EQUITY METHOD | |
| | | | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| **Subsidiaries** | | | | | | | | |
| Services | | | | | | | | |
| Oreo Realty Inc.**(United States of America) | Service | Ordinary | - | 100.0 | - | - | - | - |
| Real Estate | | | | | | | | |
| SCB Resolution Corporation Ltd. ** | Real Estate | Ordinary | - | 100.0 | - | - | - | 4 |
| Thai International Property Development Co., Ltd. ** | Real Estate | Ordinary | - | 99.9 | - | - | - | - |
| **Associated companies** | | | | | | | | |
| Finance & Insurance | | | | | | | | |
| Vina Siam Bank (Vietnam) | Banking | Ordinary | 33.0 | 33.0 | 227 | 159 | 287 | 243 |
| The Siam Industrial Credit PCL and affiliates | Finance | Ordinary | 38.7 | 41.6 | 1,250 | 1,250 | 1,559 | 1,551 |
| Hunters Asset Management Co., Ltd. | Fund Management | Ordinary | - | 50.0 | - | 10 | - | 9 |
| Siam Commercial New York Life Insurance PCL | Life Insurance | Ordinary | 25.0 | 25.0 | 133 | 133 | 78 | 125 |
| SCB Leasing PCL | Leasing, Hire-purchase and Factoring | Ordinary | 40.7 | 40.4 | 42 | 42 | 110 | 92 |
| Siam Panich Leasing PCL and affiliates | Leasing, Hire-purchase and Factoring | Ordinary | 28.0 | 22.5 | 1,692 | 1,109 | 1,800 | 1,144 |
| Services | | | | | | | | |
| Siam Niti Law Office Co., Ltd. | Legal Consultant | Ordinary | 49.0 | 49.0 | 8 | 8 | 11 | 9 |
| Siam Cosmos Service Co., Ltd. and affiliates | Insurance Broker | Ordinary | 23.8 | 23.8 | 3 | 3 | 14 | 16 |
| Siam Children Care Co., Ltd. * | Nursery | Ordinary | 30.0 | 30.0 | 2 | 2 | - | - |
| Real Estate | | | | | | | | |
| Christiani & Nielsen (Thai) PCL and affiliates | Construction | Ordinary | 41.5 | 42.3 | 534 | 290 | 333 | 131 |
| Others | | | | | | | | |
| Saturn Inc. (Cayman Islands) | Holding | Ordinary | 24.9 | 24.9 | 3 | 3 | 133 | 111 |
| Siam Press Management Co., Ltd. | Industry | Ordinary | - | 26.7 | - | 17 | - | 24 |
| Nobleclear Holding (BVI) Ltd. * (Germany) | Holding | Ordinary | 46.9 | 46.9 | - | - | - | - |
| Total | | | | | 3,894 | 3,026 | 4,325 | 3,459 |
| Less Allowance for impairment of investments | | | | | (948) | (951) | - | - |
| **Total investments in subsidiaries and associated companies - net** | | | | | **2,946** | **2,075** | **4,325** | **3,459** |

* *Discontinued operations or in the process of dissolution.*

** *Dissolved before December 31, 2004.*

Unit : Million Baht

| | TYPE OF BUSINESS | TYPE OF SHARE | DIRECT AND INDIRECT SHAREHOLDING (%) | | BANK BOOK VALUE COST METHOD | | EQUITY METHOD | |
|---|---|---|---|---|---|---|---|---|
| | | | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 |
| **Subsidiaries** | | | | | | | | |
| Finance & Insurance | | | | | | | | |
| Cambodian Commercial Bank Ltd. (Cambodia) | Banking | Ordinary | 100.0 | 100.0 | 634 | 634 | 597 | 565 |
| The Book Club Finance PCL | Finance | Ordinary and preferred | 89.7 | 89.7 | 2,545 | 2,545 | 830 | 872 |
| Chatuchak Asset Management Co., Ltd. | Asset Management | Ordinary | 100.0 | 100.0 | 6,000 | 6,000 | 4,885 | 4,921 |
| SCB Securities Co., Ltd. | Securities | Ordinary | 100.0 | 99.9 | 5,107 | 1,637 | 5,443 | 1,781 |
| SCB Asset Management Co., Ltd. | Fund Management | Ordinary | 100.0 | 100.0 | 46 | 46 | 107 | 72 |
| Hunters Asset Management Co., Ltd. | Fund Management | Ordinary | 50.0 | - | - | - | - | - |
| The Samaggi Insurance PCL | Insurance | Ordinary | 59.2 | 59.2 | 455 | 455 | 1,044 | 1,121 |
| Services | | | | | | | | |
| SCB Business Services Co., Ltd. | Credit Card | Ordinary | 100.0 | 100.0 | 57 | 57 | 44 | 83 |
| SCB Training Centre Co., Ltd. | Service | Ordinary | 100.0 | 100.0 | 390 | 347 | 306 | 233 |
| Siam Pitiwat Co., Ltd. | Service | Ordinary | 99.9 | 99.9 | 10 | 10 | 26 | 20 |
| Sub Sri Thai Warehouse PCL *** | Warehouse and Silo | Ordinary | 58.3 | 58.3 | 147 | 147 | 309 | 308 |
| SCB Capital Service Co., Ltd. | Asset Management | Ordinary | 100.0 | - | - | - | - | - |
| Oreo Realty Inc.** (United States of America) | Service | Ordinary | - | 100.0 | - | - | - | - |
| Real Estate | | | | | | | | |
| Mahisorn Co., Ltd. | Real Estate | Ordinary | 100.0 | 100.0 | 2,142 | 2,142 | 376 | 413 |
| SCB Resolution Corporation Ltd. ** | Real Estate | Ordinary | - | 100.0 | - | - | - | 4 |
| Thai International Property Development Co., Ltd. ** | Real Estate | Ordinary | - | 99.9 | - | - | - | - |
| Others | | | | | | | | |
| Astrakhan Investment Limited (Hong Kong) | Holding | Ordinary | 99.9 | 99.9 | 2 | 2 | 412 | 418 |
| **Associated companies** | | | | | | | | |
| Finance & Insurance | | | | | | | | |
| Vina Siam Bank (Vietnam) | Banking | Ordinary | 33.0 | 33.0 | 227 | 159 | 287 | 243 |
| The Siam Industrial Credit PCL and affiliates | Finance | Ordinary | 38.7 | 41.6 | 1,250 | 1,250 | 1,564 | 1,551 |
| Siam Commercial New York Life Insurance PCL | Life Insurance | Ordinary | 25.0 | 25.0 | 133 | 133 | 77 | 125 |
| SCB Leasing PCL | Leasing, Hire-purchase and Factoring | Ordinary | 40.7 | 40.4 | 40 | 40 | 110 | 90 |
| Siam Panich Leasing PCL and affliates | Leasing, Hire-purchase and Factoring | Ordinary | 28.0 | 22.5 | 1,690 | 1,104 | 1,800 | 1,138 |
| Services | | | | | | | | |
| Siam Niti Law Office Co., Ltd. | Legal Consultant | Ordinary | 49.0 | 49.0 | 8 | 8 | 11 | 9 |
| Siam Cosmos Service Co., Ltd. and affiliates | Insurance Broker | Ordinary | 23.8 | 23.8 | 1 | 1 | 12 | 13 |
| Siam Children Care Co., Ltd. * | Nursery | Ordinary | 30.0 | 30.0 | - | - | - | - |
| Real Estate | | | | | | | | |
| Christiani & Nielsen (Thai) PCL and affiliates | Construction | Ordinary | 41.5 | 42.3 | 534 | 290 | 333 | 131 |
| Others | | | | | | | | |
| Saturn Inc. (Cayman Islands) | Holding | Ordinary | 24.9 | 24.9 | 2 | 2 | 133 | 133 |
| Siam Press Management Co., Ltd. | Industry | Ordinary | - | 26.7 | - | 6 | - | 14 |
| Nobleclear Holding (BVI) Ltd..* (Germany) | Holding | Ordinary | 46.9 | 46.9 | - | - | - | - |
| Total | | | | | 21,420 | 17,015 | 18,706 | 14,258 |
| Less Allowance for impairment of investments | | | | | (3,929) | (3,931) | - | - |
| **Total investments in subsidiaries and associated companies - net** | | | | | **17,491** | **13,084** | **18,706** | **14,258** |

* *Discontinued operations or in the process of dissolution*
** *Dissolved before December 31, 2004.*
*** *Additional holding of 20.01% by the Bank's Management*

Information about the financial positions and results of operations of certain subsidiaries and companies in the process of dissolution or discontinued operations that the Bank has significant control and not included in the consolidated financial statements can be summarized as follows: (see Note 2.2)

Unit : Million Baht

| | DECEMBER 31,2004 "UNAUDITED" | | | DECEMBER 31,2003 "AUDITED" | | |
|---|---|---|---|---|---|---|
| | TOTAL ASSETS | TOTAL LIABILITIES | SHAREHOLDERS' EQUITY | TOTAL ASSETS | TOTAL LIABILITIES | SHAREHOLDERS' EQUITY |
| Siam Commercial Development Co., Ltd. | - | - | - | - | - | - |
| Thai Manpower Development Co., Ltd. | 1 | - | 1 | 1 | - | 1 |
| Supapirom Co., Ltd. * | - | - | - | 2 | - | 2 |
| Oreo Realty Inc. * | - | - | - | - | - | - |
| SCB Resolution Corporation Co., Ltd. * | - | - | - | 5 | 1 | 4 |
| Thai International Property Development Co., Ltd.* | - | - | - | - | - | - |
| Suthakarn Co., Ltd. * | - | - | - | - | - | - |
| Prime Business Co., Ltd. * | - | - | - | - | - | - |
| M&M Business Co., Ltd. * | - | - | - | - | - | - |
| Sorathon Co., Ltd. * | - | - | - | - | - | - |
| Satayu Co., Ltd. * | - | - | - | - | - | - |
| | **1** | **-** | **1** | **8** | **1** | **7** |

** Dissolved in 2004*

Unit : Million Baht

| | FOR THE YEARS ENDED DECEMBER 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 "UNAUDITED" | | | | 2003 "AUDITED" | | | |
| | REVENUE | EXPENSES | NET INCOME (LOSS) | EARNINGS (LOSS) PER SHARE (BAHT) | REVENUE | EXPENSES | NET INCOME (LOSS) | EARNINGS (LOSS) PER SHARE (BAHT) |
| Siam Commercial Development Co., Ltd. | - | - | - | 1.56 | - | - | - | (0.5) |
| Thai Manpower Development Co., Ltd. | - | - | - | (1.06) | - | - | - | (11.0) |
| Supapirom Co., Ltd. * | - | - | - | - | - | - | - | - |
| Oreo Realty Inc. * | - | - | - | - | - | - | - | - |
| SCB Resolution Corporation Co., Ltd. * | - | - | - | - | - | 1 | (1) | (0.4) |
| Thai International Property Development Co., Ltd. * | - | - | - | - | - | - | - | - |
| Suthakarn Co., Ltd. * | - | - | - | - | - | - | - | (50.2) |
| Prime Business Co., Ltd. * | - | - | - | - | - | - | - | (284.5) |
| M&M Business Co., Ltd. * | - | - | - | - | - | - | - | (41.0) |
| Sorathon Co., Ltd. * | - | - | - | - | - | - | - | (41.0) |
| Satayu Co., Ltd.* | - | - | - | - | 21 | 1 | 20 | 20,431.3 |
| | **-** | **-** | **-** | | **21** | **2** | **19** | |

** Dissolved in 2004*

As at December 31, 2004 and 2003, the Bank and a subsidiary have received equity securities in companies as a result of troubled debt restructuring, which represent more than 20% of the paid-up capital of each company. The Bank did not record these securities as investments in subsidiaries and associated companies as it is the Bank's and subsidiary's intention to hold such investments temporarily. Such investments are as follows:

| | % OF PAID-UP SHARE CAPITAL | |
|---|---|---|
| | 2004 | 2003 |
| **General investments** | | |
| S.G. Land Co., Ltd. | 99.7 | 99.7 |
| Mahachai Land Development Co., Ltd. | 78.8 | 81.4 |
| Bangkok Crystal Co., Ltd. | - | 76.2 |
| Zigma Concrete Co., Ltd. | 58.8 | - |
| Sri-U-Thong Co., Ltd. | 42.2 | 42.1 |
| Thai Baroda Industry Co., Ltd. | 31.3 | 31.3 |
| Nawa 84 Co., Ltd. | 25.0 | 25.0 |
| CBNP (Thailand) Co., Ltd. | 20.8 | 20.8 |

4.3.7 Adjustment to the Allowance for Doubtful Account of Subsidiaries

The consolidated and the Bank's financial statements for the year ended December 31, 2003 included an adjustment to the allowance for doubtful account which was not previously recorded by its subsidiary. The adjustment resulted in an increase in allowance for doubtful account in the consolidated balance sheet and a decrease in investments in subsidiaries in the Bank's balance sheet of Baht 200 million. This allowance was no longer required in 2004.

### 4.4 Loans and Accrued Interest Receivables

4.4.1 Classified by Product as at December 31, 2004 and 2003

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Overdrafts | 40,747 | 56,238 | 40,546 | 56,004 |
| Loans | 460,774 | 403,799 | 459,975 | 402,441 |
| Bills | 44,951 | 41,101 | 42,531 | 38,878 |
| Others | 13,451 | 11,253 | 12,398 | 8,970 |
| Total | 559,923 | 512,391 | 555,450 | 506,293 |
| Add Accrued interest receivables | 1,377 | 1,776 | 1,295 | 1,671 |
| Less Allowance for doubtful accounts | (59,670) | (64,065) | (57,274) | (61,574) |
| Revaluation allowance for debt restructuring | (4,396) | (10,730) | (4,137) | (10,387) |
| **Total** | **497,234** | **439,372** | **495,334** | **436,003** |

4.4.2 Classified by Time to Maturity as at December 31, 2004 and 2003

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Up to 1 year* | 245,353 | 246,848 | 241,264 | 241,325 |
| Over 1 year | 314,570 | 265,543 | 314,186 | 264,968 |
| Accrued interest receivables | 1,377 | 1,776 | 1,295 | 1,671 |
| **Total** | **561,300** | **514,167** | **556,745** | **507,964** |

** Including loans without contracts and past-due*

4.4.3 Classified by Currency and Residence of Customers as at December 31, 2004 and 2003

Unit : Million Baht

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | DOMESTIC | FOREIGN | TOTAL | DOMESTIC | FOREIGN | TOTAL |
| Baht | 539,460 | 16 | 539,476 | 494,190 | 55 | 494,245 |
| USD | 13,987 | 4,781 | 18,768 | 9,190 | 5,000 | 14,190 |
| Others | 915 | 764 | 1,679 | 2,345 | 1,611 | 3,956 |
| Accrued interest receivables | | | 1,377 | | | 1,776 |
| **Total** | | | **561,300** | | | **514,167** |

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | DOMESTIC | FOREIGN | TOTAL | DOMESTIC | FOREIGN | TOTAL |
| Baht | 535,677 | 16 | 535,693 | 488,720 | 56 | 488,776 |
| USD | 13,986 | 4,092 | 18,078 | 9,190 | 4,371 | 13,561 |
| Others | 915 | 764 | 1,679 | 2,345 | 1,611 | 3,956 |
| Accrued interest receivables | | | 1,295 | | | 1,671 |
| **Total** | | | **556,745** | | | **507,964** |

4.4.4 Classified by Business Type and Loan Classification as at December 31, 2004 and 2003

Unit : Million Baht

| | CONSOLIDATED | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | | | 2003 | | | | | |
| | NORMAL | SPECIAL MENTION | SUB-STANDARD | DOUBTFUL | DOUBTFUL LOSS | TOTAL | NORMAL | SPECIAL MENTION | SUB-STANDARD | DOUBTFUL | DOUBTFUL LOSS | TOTAL |
| Agriculture and mining | 5,797 | 356 | 918 | 204 | 2,656 | 9,931 | 6,941 | 404 | 297 | 315 | 2,938 | 10,895 |
| Manufacturing and commercial | 185,718 | 2,808 | 2,063 | 2,228 | 22,882 | 215,699 | 158,747 | 2,072 | 1,878 | 6,188 | 26,564 | 195,449 |
| Real estate and construction | 45,937 | 790 | 338 | 354 | 13,188 | 60,607 | 44,766 | 1,431 | 1,088 | 407 | 16,102 | 63,794 |
| Utilities and services | 72,232 | 550 | 490 | 330 | 8,665 | 82,267 | 78,785 | 725 | 407 | 1,132 | 10,698 | 91,747 |
| Housing loans | 136,779 | 3,719 | 1,673 | 2,066 | 12,154 | 156,391 | 95,771 | 1,858 | 1,397 | 2,654 | 11,890 | 113,570 |
| Others | 28,110 | 740 | 396 | 424 | 5,358 | 35,028 | 28,020 | 531 | 438 | 635 | 7,312 | 36,936 |
| Total | 474,573 | 8,963 | 5,878 | 5,606 | 64,903 | 559,923 | 413,030 | 7,021 | 5,505 | 11,331 | 75,504 | 512,391 |
| Accrued interest receivables | 1,086 | 49 | 22 | 35 | 185 | 1,377 | 1,280 | 51 | 125 | 35 | 285 | 1,776 |
| **Total** | **475,659** | **9,012** | **5,900** | **5,641** | **65,088** | **561,300** | **414,310** | **7,072** | **5,630** | **11,366** | **75,789** | **514,167** |

Unit : Million Baht

| | BANK | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | | | 2003 | | | | | |
| | NORMAL | SPECIAL MENTION | SUB-STANDARD | DOUBTFUL | DOUBTFUL LOSS | TOTAL | NORMAL | SPECIAL MENTION | SUB-STANDARD | DOUBTFUL | DOUBTFUL LOSS | TOTAL |
| Agriculture and mining | 5,758 | 356 | 918 | 204 | 2,622 | 9,858 | 6,920 | 404 | 297 | 315 | 2,845 | 10,781 |
| Manufacturing and commercial | 182,909 | 2,806 | 2,051 | 2,121 | 22,349 | 212,236 | 155,715 | 2,058 | 1,853 | 6,132 | 25,949 | 191,707 |
| Real estate and construction | 48,895 | 790 | 338 | 338 | 12,531 | 62,892 | 47,587 | 1,392 | 1,039 | 389 | 15,451 | 65,858 |
| Utilities and services | 71,236 | 550 | 472 | 326 | 8,369 | 80,953 | 77,845 | 706 | 407 | 1,132 | 10,406 | 90,496 |
| Housing loans | 136,448 | 3,715 | 1,670 | 2,041 | 11,896 | 155,770 | 95,556 | 1,854 | 1,397 | 2,653 | 11,694 | 113,154 |
| Others | 27,311 | 740 | 389 | 424 | 4,877 | 33,741 | 25,967 | 531 | 412 | 635 | 6,752 | 34,297 |
| Total | 472,557 | 8,957 | 5,838 | 5,454 | 62,644 | 555,450 | 409,590 | 6,945 | 5,405 | 11,256 | 73,097 | 506,293 |
| Accrued interest receivables | 1,071 | 49 | 21 | 28 | 126 | 1,295 | 1,240 | 51 | 117 | 35 | 228 | 1,671 |
| **Total** | **473,628** | **9,006** | **5,859** | **5,482** | **62,770** | **556,745** | **410,830** | **6,996** | **5,522** | **11,291** | **73,325** | **507,964** |

The Bank has reclassified 2003 loans and accrued interest receivables by business type and loan classification in accordance with the current year's presentation. There is no effect to the total loans and loan classifications previously presented.

4.4.5 Loan Classification and Allowance as at December 31, 2004 and 2003

Unit : Million Baht

| | BANK 2004 | | | | | |
|---|---|---|---|---|---|---|
| | LOAN AND ACCRUED INTEREST | LOAN AND ACCRUED INTEREST – NET OF COLLATERAL* | ALLOWANCE PER BOT's GUIDELINE % | ALLOWANCE PER REQUIREMENT | ALLOWANCE ADDITIONAL ALLOWANCE | TOTAL |
| Normal | 473,628 | 230,319 | 1 | 2,303 | - | 2,303 |
| Special Mention | 9,006 | 3,524 | 2 | 70 | - | 70 |
| Substandard | 5,859 | 1,760** | 20 | 316 | 188 | 504 |
| Doubtful | 5,482 | 1,617 | 50 | 809 | 1,566 | 2,375 |
| Doubtful Loss | 62,770 | 30,906 | 100 | 30,906 | 1,286 | 32,192 |
| Total | 556,745 | 268,126 | | 34,404 | 3,040 | 37,444 |
| Specific and general allowance | | | | | | 19,830 |
| **Total** | | | | | | **57,274** |

Unit : Million Baht

| | BANK 2003 | | | | | |
|---|---|---|---|---|---|---|
| | LOAN AND ACCRUED INTEREST | LOAN AND ACCRUED INTEREST – NET OF COLLATERAL* | ALLOWANCE PER BOT's GUIDELINE % | ALLOWANCE PER REQUIREMENT | ALLOWANCE ADDITIONAL ALLOWANCE | TOTAL |
| Normal | 410,830 | 211,701 | 1 | 2,117 | - | 2,117 |
| Special Mention | 6,996 | 2,725 | 2 | 55 | - | 55 |
| Substandard | 5,522 | 3,109 ** | 20 | 622 | 401 | 1,023 |
| Doubtful | 11,291 | 7,344 | 50 | 3,672 | 1,588 | 5,260 |
| Doubtful Loss | 73,325 | 32,977 | 100 | 32,977 | 1,448 | 34,425 |
| Total | 507,964 | 257,856 | | 39,443 | 3,437 | 42,880 |
| Specific and general allowance | | | | | | 18,694 |
| **Total** | | | | | | **61,574** |

* *Net of collateral per BOT's guideline*
** *Excluding troubled debts restructuring which the allowance was included in revaluation allowances for debts restructuring.*

Based on management's assessment of the ultimate collectibility of the Bank's loan portfolio, the Bank believes that the allowance established was adequate as at December 31, 2004 and 2003 and in compliance with the BOT guidelines. In 2003, the BOT modified its guidelines regarding the minimum allowance required. Under the revised guidelines, the minimum allowance consists of provisions based on the loan classification and other additional provisions required by the BOT. As at December 31, 2004, the Bank has provided an allowance for doubtful accounts which exceeded the minimum allowance required by such revised guidelines by Baht 19,830 million (2003 : Baht 18,694 million).

4.4.6 Loan Classification of Finance Subsidiaries

As at December 31, 2004 and 2003, The Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have classified loans according to the criteria specified in the Notification of the BOT as follows :

Unit : Million Baht

| | 2004 | | | | | |
|---|---|---|---|---|---|---|
| | | | | | ALLOWANCE | |
| LOAN CLASSIFICATION | LOAN AND ACCRUED INTEREST | LOAN AND ACCRUED INTEREST – NET OF COLLATERAL* | ALLOWANCE PER BOT's GUIDELINE % | ALLOWANCE PER REQUIREMENT | ADDITIONAL ALLOWANCE | TOTAL |
| Normal | 4,213 | 3,358 | 1 | 34 | (6) | 28 |
| Special Mention | 4 | - | 2 | - | - | - |
| Substandard | 34 | 11 | 20 | 2 | 23 | 25 |
| Doubtful | 168 | 146 | 50 | 73 | 22 | 95 |
| Doubtful Loss | 2,532 | 1,950 | 100 | 1,950 | 69 | 2,019 |
| Total | 6,951 | 5,465 | | 2,059 | 108 | 2,167 |
| Less Allowance for doubtful account transferred | | | | | | (899) |
| Allowance per requirement | | | | | | 1,268 |
| Specific and general allowance | | | | | | 597 |
| **Total** | | | | | | **1,865** |

Unit : Million Baht

| | 2003 | | | | | |
|---|---|---|---|---|---|---|
| | | | | | ALLOWANCE | |
| LOAN CLASSIFICATION | LOAN AND ACCRUED INTEREST | LOAN AND ACCRUED INTEREST – NET OF COLLATERAL* | ALLOWANCE PER BOT's GUIDELINE % | ALLOWANCE PER REQUIREMENT | ADDITIONAL ALLOWANCE | TOTAL |
| Normal | 4,596 | 3,662 | 0.26,1 | 13 | (1) | 12 |
| Special Mention | 122 | 80 | 2 | 2 | - | 2 |
| Substandard | 101 | 87 | 20 | 17 | 15 | 32 |
| Doubtful | 120 | 119 | 50 | 60 | 127 | 187 |
| Doubtful Loss | 2,757 | 1,983 | 100 | 1,983 | 110 | 2,093 |
| Total | 7,696 | 5,931 | | 2,075 | 251 | 2,326 |
| Less Allowance for doubtful account transferred | | | | | | (1,018) |
| Allowance per requirement | | | | | | 1,308 |
| Specific and general allowance | | | | | | 426 |
| **Total** | | | | | | **1,734** |

* *Net of collateral per BOT's guideline*

4.4.7 Loans to Listed Companies Identified for Delisting

As at December 31, 2004 and 2003, the Bank and its subsidiaries which are financial institutions (finance and asset management companies) had loans and accrued interest with borrowers who subsequently developed problems with their financial positions and operating results, causing their loans to become classified assets. The Bank and subsidiaries have made appropriate provisions for loan losses as follows :

Unit : Million Baht

| | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | NUMBER OF COMPANIES | LOAN AND ACCRUED INTEREST RECEIVABLES* | COLLATERAL | AMOUNT OF PROVISION | NUMBER OF COMPANIES | LOAN AND ACCRUED INTEREST RECEIVABLES* | COLLATERAL | AMOUNT OF PROVISION |
| Listed companies identified for delisting | 13 | 1,813 | 497 | 803 | 16 | 4,212 | 1,690 | 741 |

Unit : Million Baht

| | BANK | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | NUMBER OF COMPANIES | LOAN AND ACCRUED INTEREST RECEIVABLES* | COLLATERAL | AMOUNT OF PROVISION | NUMBER OF COMPANIES | LOAN AND ACCRUED INTEREST RECEIVABLES* | COLLATERAL | AMOUNT OF PROVISION |
| Listed companies identified for delisting | 11 | 1,706 | 497 | 706 | 14 | 4,147 | 1,676 | 698 |

* *Including loans to financial institutions*

### 4.4.8 Non-Performing Loans

As at December 31, 2004 and 2003, the Bank used the BOT's notification dated January 16, 2003 in determining non-performing loans which consist of loans classified as substandard, doubtful, doubtful loss and loss under BOT's guideline. The amounts are as follows:

Unit : Million Baht

| | BANK | |
|---|---|---|
| | 2004 | 2003 |
| Non-performing loans to financial institutions | 13 | 13 |
| Non-performing loans | 73,934 | 89,756 |
| % of Non-performing loans to total loans | 13.1 | 17.5 |

As at December 31, 2004, The Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non-performing loans of Baht 2,408 million (2003 : Baht 2,696 million).

### 4.4.9 Troubled Debt Restructured

The financial statements for the years ended December 31, 2004 and 2003, include the result of various types of troubled debt restructured including transfers of assets and equity securities, changes in repayment condition, and mixed types as follows:

Unit : Million Baht

| | CONSOLIDATED | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| TYPES OF RESTRUCTURED | NUMBER OF ACCOUNTS | | OUTSTANDING DEBTS | | | | TRANSFERRED ASSETS | | |
| | | | BEFORE RESTRUCTURED | | AFTER RESTRUCTURED | | TYPES | FAIR VALUE | |
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | | 2004 | 2003 |
| Transfers of assets | - | 1 | - | 1,460 | - | 1,460 | Immovable properties | - | 1,460 |
| Debt restructuring in various forms | 303 | 463 | 6,801 | 11,259 | 6,686 | 10,785 | Immovable properties and shares | 4 | 281 |
| Changes of repayment conditions | 2,313 | 3,216 | 6,471 | 5,952 | 6,296 | 5,820 | | | |
| **Total** | **2,616** | **3,680** | **13,272** | **18,671** | **12,982** | **18,065** | | | |

Unit : Million Baht

| TYPES OF RESTRUCTURED | NUMBER OF ACCOUNTS | | OUTSTANDING DEBTS | | | | TRANSFERRED ASSETS | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | BEFORE RESTRUCTURED | | AFTER RESTRUCTURED | | TYPES | FAIR VALUE | |
| | 2004 | 2003 | 2004 | 2003 | 2004 | 2003 | | 2004 | 2003 |
| | | | | | | | | | |
| Transfers of assets | - | 1 | - | 1,460 | - | 1,460 | Immovable properties | - | 1,460 |
| Debt restructuring in various forms | 299 | 453 | 6,688 | 11,007 | 6,674 | 10,644 | Immovable properties and shares | 1 | 213 |
| Changes of repayment conditions | 2,272 | 3,174 | 5,785 | 5,351 | 5,781 | 5,345 | | | |
| **Total** | **2,571** | **3,628** | **12,473** | **17,818** | **12,455** | **17,449** | | | |

(BANK)

As at December 31, 2004 and 2003, troubled debt restructured compared with total loans including loan to financial institutions are as follows:

Unit : Million Baht

| | CONSOLIDATED | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | NUMBER OF ACCOUNTS | THE OUTSTANDING DEBTS | NUMBER OF ACCOUNTS | THE OUTSTANDING DEBTS |
| Troubled debt restructured during the year | 2,616 | 13,272 | 3,680 | 18,671 |
| Total loans including loans to financial institutions | 178,678 | 570,399 | 166,140 | 519,400 |

Unit : Million Baht

| | BANK | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | NUMBER OF ACCOUNTS | THE OUTSTANDING DEBTS | NUMBER OF ACCOUNTS | THE OUTSTANDING DEBTS |
| Troubled debt restructured during the year | 2,571 | 12,473 | 3,628 | 17,818 |
| Total loans including loans to financial institutions | 178,041 | 564,338 | 165,571 | 512,712 |

As at December 31, 2004, the Bank has outstanding loans to the restructured debtors including accrued interest of Baht 83,288 million in the consolidated financial statements and Baht 81,680 million in the Bank's financial statements (2003 : Baht 106,361 million and Baht 103,768 million, respectively).

The average term of troubled debt restructured during the year ended December 31, 2004 is 11.1 years (2003 :11.2 years).

Supplementary information relating to restructured debtors for the years ended December 31, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Interest income recognized in the statements of income | 3,926 | 5,310 | 3,821 | 5,130 |
| Loss from debt restructuring recognized in the statements of income | 1,981 | 962 | 1,814 | 1,113 |
| Cash collection | 6,712 | 10,414 | 5,815 | 9,429 |

4.4.10 Sales of Loan Receivables

The information regarding the transfer of a portion of sub-quality assets to TAMC according to the Asset Transfer Agreement of the Bank and a subsidiary since 2001 are as follows : (see Notes 4.3.1, 4.22 and 6.2)

Unit : Million Baht

| | CONSOLIDATED AND BANK | |
|---|---|---|
| | 2004 | 2003 |
| Book value of sub-quality assets transferred to TAMC during the period | - | 23 |
| Allowance for doubtful accounts | - | - |
| **Net book value** | **-** | **23** |

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Total net amount of sub-quality assets transferred to TAMC since 2001 | 11,029 | 11,066 | 10,603 | 10,640 |
| Promissory notes received | 11,029 | 8,783 | 10,603 | 8,357 |

### 4.5 Allowance for Doubtful Accounts

Allowance for doubtful accounts as at December 31, 2004 and 2003 consists of the following:

Unit : Million Baht

| | CONSOLIDATED 2004 | | | | | | |
|---|---|---|---|---|---|---|---|
| | NORMAL | SPECIAL MENTION | SUB STANDARD | DOUBTFUL | DOUBTFUL LOSS | GENERAL | TOTAL |
| Beginning balance | 2,128 | 55 | 1,056 | 5,396 | 35,643 | 19,787 | 64,065 |
| Bad debt and doubtful accounts | 202 | 15 | (527) | (2,945) | 13,332 | (6,928) | 3,149 |
| Bad debt recovered | - | - | - | - | 201 | - | 201 |
| Bad debt written off | - | - | - | - | (15,727) | - | (15,727) |
| Others | 1 | - | - | - | (12) | 7,993 | 7,982 |
| **Ending balance** | **2,331** | **70** | **529** | **2,451** | **33,437** | **20,852** | **59,670** |

Unit : Million Baht

| | CONSOLIDATED 2003 | | | | | | |
|---|---|---|---|---|---|---|---|
| | NORMAL | SPECIAL MENTION | SUB STANDARD | DOUBTFUL | DOUBTFUL LOSS | GENERAL | TOTAL |
| Beginning balance | 1,936 | 90 | 745 | 2,824 | 39,067 | 26,707 | 71,369 |
| Bad debt and doubtful accounts | 192 | (35) | 311 | 2,572 | 6,446 | (7,993) | 1,493 |
| Bad debt recovered | - | - | - | - | 178 | - | 178 |
| Bad debt written off | - | - | - | - | (9,987) | - | (9,987) |
| Others | - | - | - | - | (61) | 1,073 | 1,012 |
| **Ending balance** | **2,128** | **55** | **1,056** | **5,396** | **35,643** | **19,787** | **64,065** |

Unit : Million Baht

| | BANK 2004 | | | | | | |
|---|---|---|---|---|---|---|---|
| | NORMAL | SPECIAL MENTION | SUB STANDARD | DOUBTFUL | DOUBTFUL LOSS | GENERAL | TOTAL |
| Beginning balance | 2,117 | 55 | 1,023 | 5,260 | 34,425 | 18,694 | 61,574 |
| Bad debt and doubtful accounts | 186 | 16 | (519) | (2,886) | 13,295 | (7,006) | 3,086 |
| Bad debt recovered | - | - | - | - | 199 | - | 199 |
| Bad debt written off | - | - | - | - | (15,727) | - | (15,727) |
| Others | - | - | - | - | - | 8,142 | 8,142 |
| **Ending balance** | **2,303** | **71** | **504** | **2,374** | **32,192** | **19,830** | **57,274** |

Unit : Million Baht

| | BANK 2003 | | | | | | |
|---|---|---|---|---|---|---|---|
| | NORMAL | SPECIAL MENTION | SUB STANDARD | DOUBTFUL | DOUBTFUL LOSS | GENERAL | TOTAL |
| Beginning balance | 1,933 | 90 | 743 | 2,783 | 38,152 | 25,679 | 69,380 |
| Bad debt and doubtful accounts | 184 | (35) | 280 | 2,477 | 6,052 | (7,671) | 1,287 |
| Bad debt recovered | - | - | - | - | 177 | - | 177 |
| Bad debt written off | - | - | - | - | (9,956) | - | (9,956) |
| Others | - | - | - | - | - | 686 | 686 |
| **Ending balance** | **2,117** | **55** | **1,023** | **5,260** | **34,425** | **18,694** | **61,574** |

### 4.6 Revaluation Allowances for Debts Restructured

As at December 31, 2004 and 2003, revaluation allowances for debts restructured consists of the following :

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Beginning balance | 10,730 | 11,210 | 10,387 | 10,427 |
| Decrease during the year | (6,334) | (480) | (6,250) | (40) |
| **Ending balance** | **4,396** | **10,730** | **4,137** | **10,387** |

### 4.7 Classified Assets

The Bank and subsidiaries which are financial institutions (The Book Club Finance PCL, and Chatuchak Asset Management Co., Ltd.) have classified assets according to the guidelines of the BOT as at December 31, 2004 and 2003 as follows:

Unit : Million Baht

| | CONSOLIDATED 2004 | | | | | |
|---|---|---|---|---|---|---|
| | LOANS AND ACCRUED INTEREST RECEIVABLES | LOANS TO FINANCIAL INSTITUTIONS AND ACCRUED INTEREST RECEIVABLES | INVESTMENTS | PROPERTY FORECLOSED | OTHER ASSETS | TOTAL |
| Normal | 474,682 | 8,552 | - | - | 162 | 483,396 |
| Special Mention | 9,011 | 130 | - | - | 3 | 9,144 |
| Substandard | 5,893 | - | - | - | 7 | 5,900 |
| Doubtful | 5,650 | 4 | - | - | 12 | 5,666 |
| Doubtful loss | 65,301 | 7 | 8,558 | 2,403 | 2,282 | 78,551 |
| | **560,537** | **8,693** | **8,558** | **2,403** | **2,466** | **582,657** |

Unit : Million Baht

| | CONSOLIDATED 2003 | | | | | |
|---|---|---|---|---|---|---|
| | LOANS AND ACCRUED INTEREST RECEIVABLES | LOANS TO FINANCIAL INSTITUTIONS AND ACCRUED INTEREST RECEIVABLES | INVESTMENTS | PROPERTY FORECLOSED | OTHER ASSETS | TOTAL |
| Normal | 411,994 | 6,077 | - | - | 31 | 418,102 |
| Special Mention | 7,118 | - | - | - | 1 | 7,119 |
| Substandard | 5,622 | - | - | - | 2 | 5,624 |
| Doubtful | 11,411 | 4 | - | - | 45 | 11,460 |
| Doubtful loss | 76,081 | 7 | 8,520 | 2,402 | 1,925 | 88,935 |
| | **512,226** | **6,088** | **8,520** | **2,402** | **2,004** | **531,240** |

Unit : Million Baht

| | BANK 2004 | | | | | |
|---|---|---|---|---|---|---|
| | LOANS AND ACCRUED INTEREST RECEIVABLES | LOANS TO FINANCIAL INSTITUTIONS AND ACCRUED INTEREST RECEIVABLES | INVESTMENTS | PROPERTY FORECLOSED | OTHER ASSETS | TOTAL |
| Normal | 473,628 | 8,765 | - | - | 162 | 482,555 |
| Special Mention | 9,007 | 130 | - | - | 3 | 9,140 |
| Substandard | 5,859 | - | - | - | 7 | 5,866 |
| Doubtful | 5,482 | 4 | - | - | 12 | 5,498 |
| Doubtful loss | 62,769 | 7 | 8,535 | 2,373 | 2,273 | 75,957 |
| | **556,745** | **8,906** | **8,535** | **2,373** | **2,457** | **579,016** |

Unit : Million Baht

| | BANK 2003 | | | | | |
|---|---|---|---|---|---|---|
| | LOANS AND ACCRUED INTEREST RECEIVABLES | LOANS TO FINANCIAL INSTITUTIONS AND ACCRUED INTEREST RECEIVABLES | INVESTMENTS | PROPERTY FORECLOSED | OTHER ASSETS | TOTAL |
| Normal | 410,830 | 6,419 | - | - | 30 | 417,279 |
| Special Mention | 6,996 | - | - | - | 1 | 6,997 |
| Substandard | 5,522 | - | - | - | 2 | 5,524 |
| Doubtful | 11,291 | 4 | - | - | 45 | 11,340 |
| Doubtful loss | 73,325 | 7 | 8,494 | 2,373 | 1,915 | 86,114 |
| | **507,964** | **6,430** | **8,494** | **2,373** | **1,993** | **527,254** |

### 4.8 Properties Foreclosed

As at December 31, 2004 and 2003, properties foreclosed consist of the following:

Unit : Million Baht

| | CONSOLIDATED 2004 | | | |
|---|---|---|---|---|
| | BEGINNING BALANCE | ADDITIONS | DISPOSALS | ENDING BALANCE |
| Foreclosed assets | | | | |
| Immovable assets | 13,391 | 3,665 | (2,621) | 14,435 |
| Others | 736 | 133 | - | 869 |
| Total properties foreclosed | 14,127 | 3,798 | (2,621) | 15,304 |
| Less Allowance for impairment of assets | (2,605) | (4) | 28 | (2,581) |
| **Total properties foreclosed - net** | **11,522** | **3,794** | **(2,593)** | **12,723** |

Unit : Million Baht

| | CONSOLIDATED 2003 | | | |
|---|---|---|---|---|
| | BEGINNING BALANCE | ADDITIONS | DISPOSALS | ENDING BALANCE |
| Foreclosed assets | | | | |
| Immovable assets | 14,034 | 4,474 | (5,117) | 13,391 |
| Movable assets | 2 | - | (2) | - |
| Total | 14,036 | 4,474 | (5,119) | 13,391 |
| Others | 556 | 180 | - | 736 |
| Total properties foreclosed | 14,592 | 4,654 | (5,119) | 14,127 |
| Less Allowance for impairment of assets | (1,943) | (662) | - | (2,605) |
| **Total properties foreclosed - net** | **12,649** | **3,992** | **(5,119)** | **11,522** |

Unit : Million Baht

| | BANK 2004 | | | |
|---|---|---|---|---|
| | BEGINNING BALANCE | ADDITIONS | DISPOSALS | ENDING BALANCE |
| Foreclosed assets | | | | |
| Immovable assets | 12,950 | 3,654 | (2,520) | 14,084 |
| Others | 734 | 133 | - | 867 |
| Total properties foreclosed | 13,684 | 3,787 | (2,520) | 14,951 |
| Less Allowance for impairment of assets | (2,577) | - | 29 | (2,548) |
| **Total properties foreclosed - net** | **11,107** | **3,787** | **(2,491)** | **12,403** |

Unit : Million Baht

| | BANK 2003 | | | |
|---|---|---|---|---|
| | BEGINNING BALANCE | ADDITIONS | DISPOSALS | ENDING BALANCE |
| Foreclosed assets | | | | |
| Immovable assets | 13,647 | 4,388 | (5,085) | 12,950 |
| Others | 556 | 178 | - | 734 |
| Total properties foreclosed | 14,203 | 4,566 | (5,085) | 13,684 |
| Less Allowance for impairment of assets | (1,921) | (656) | - | (2,577) |
| **Total properties foreclosed - net** | **12,282** | **3,910** | **(5,085)** | **11,107** |

### 4.9 Premises and Equipment

Premises and equipment as at December 31, 2004 and 2003 consist of the following:

Unit : Million Baht

| | CONSOLIDATED 2004 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | COST | | | | | ACCUMULATED DEPRECIATION | | | | | | |
| | BEGINNING | ADDITIONS | DISPOSALS | OTHER | ENDING | BEGINNING | DEPRECIATION | DISPOSALS | OTHER | ENDING | ALLOWANCE FOR IMPAIRMENT OF ASSETS | NET-PREMISES AND EQUIPMENT |
| **Land** | | | | | | | | | | | | |
| Cost | 5,921 | 3 | (10) | (7) | 5,907 | - | - | - | - | - | (496) | 5,411 |
| Appraisal increase (year 2000) | 4,621 | - | (11) | (3) | 4,607 | - | - | - | - | - | - | 4,607 |
| **Premises** | | | | | | | | | | | | |
| Cost | 15,281 | 136 | (33) | (14) | 15,370 | (6,519) | (446) | 22 | 7 | (6,936) | (307) | 8,127 |
| Appraisal increase (year 2000) | 4,085 | - | (5) | (1) | 4,079 | (359) | (110) | - | - | (469) | - | 3,610 |
| Equipment | 13,203 | 2,917 | (3,643) | (537) | 11,940 | (10,426) | (879) | 3,599 | 1 | (7,705) | - | 4,235 |
| Others | 158 | 677 | (32) | (262) | 541 | - | - | - | - | - | - | 541 |
| **Total** | **43,269** | **3,733** | **(3,734)** | **(824)** | **42,444** | **(17,304)** | **(1,435)** | **3,621** | **8** | **(15,110)** | **(803)** | **26,531** |

| | | |
|---|---|---|
| **Depreciation for the years ended** | December 31, 2004 | 1,442 |
| | December 31, 2003 | 1,275 |

Unit : Million Baht

| | BANK 2004 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | COST | | | | | ACCUMULATED DEPRECIATION | | | | | ALLOWANCE FOR IMPAIRMENT OF ASSETS | NET-PREMISES AND EQUIPMENT |
| | BEGINNING | ADDITIONS | DISPOSALS | OTHER | ENDING | BEGINNING | DEPRECIATION | DISPOSALS | OTHER | ENDING | | |
| **Land** | | | | | | | | | | | | |
| Cost | 4,307 | 3 | (6) | (6) | 4,298 | - | - | - | - | - | (496) | 3,802 |
| Appraisal increase (year 2000) | 4,621 | - | (11) | (3) | 4,607 | - | - | - | - | - | - | 4,607 |
| **Premises** | | | | | | | | | | | | |
| Cost | 9,887 | 129 | (17) | (12) | 9,987 | (4,285) | (188) | 11 | 6 | (4,456) | (307) | 5,224 |
| Appraisal increase (year 2000) | 4,085 | - | (5) | (1) | 4,079 | (359) | (110) | - | - | (469) | - | 3,610 |
| Equipment | 12,331 | 2,718 | (3,494) | (540) | 11,015 | (9,819) | (767) | 3,479 | 1 | (7,106) | - | 3,909 |
| Others | 155 | 645 | - | (262) | 538 | - | - | - | - | - | - | 538 |
| **Total** | **35,386** | **3,495** | **(3,533)** | **(824)** | **34,524** | **(14,463)** | **(1,065)** | **3,490** | **7** | **(12,031)** | **(803)** | **21,690** |

| | | |
|---|---|---|
| Depreciation for the years ended | December 31, 2004 | 1,071 |
| | December 31, 2003 | 895 |

## 4.10 Assets Pending Transfer

Assets pending transfer as at December 31, 2004 and 2003 consist of the following:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Receivables from sales of investment | 1,322 | 350 | 1,318 | 350 |
| Sundry receivables | 1,184 | 1,154 | 1,184 | 1,154 |
| Others | 920 | 454 | 903 | 454 |
| **Total** | **3,426** | **1,958** | **3,405** | **1,958** |

## 4.11 Other Assets

Other assets as at December 31, 2004 and 2003 consist of the following:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Derivative revaluation on foreign exchange | 1,413 | 865 | 1,413 | 865 |
| Collateral per Credit Support Annex | 1,157 | - | 1,157 | - |
| Accrued interest on investment | 989 | 1,114 | 960 | 1,100 |
| Customer insurance premium and legal deposits with court | 708 | 778 | 705 | 777 |
| Leasehold - net | 686 | 747 | 452 | 478 |
| Others | 3,268 | 2,327 | 1,086 | 790 |
| **Total** | **8,221** | **5,831** | **5,773** | **4,010** |

## 4.12 Deposits

4.12.1 Classified by Product as at December 31, 2004 and 2003:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Demand | 27,340 | 26,845 | 27,085 | 25,760 |
| Savings | 319,994 | 281,156 | 317,201 | 278,448 |
| Fixed | | | | |
| - Less than 6 months | 197,789 | 212,613 | 196,544 | 211,106 |
| - 6 months and up to 1 year | 18,362 | 19,385 | 17,241 | 18,951 |
| - Over 1 year | 66,676 | 72,872 | 66,647 | 72,867 |
| **Total** | **630,161** | **612,871** | **624,718** | **607,132** |

4.12.2 Classified by Maturity as at December 31, 2004 and 2003:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Up to 1 year* | 601,511 | 585,241 | 596,068 | 579,502 |
| Over 1 year | 28,650 | 27,630 | 28,650 | 27,630 |
| **Total** | **630,161** | **612,871** | **624,718** | **607,132** |

* *Including past-due agreements*

4.12.3 Classified by Currency and Residence of Customer as at December 31, 2004 and 2003:

Unit : Million Baht

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | DOMESTIC | FOREIGN | TOTAL | DOMESTIC | FOREIGN | TOTAL |
| Baht | 617,643 | 397 | 618,040 | 600,640 | 928 | 601,568 |
| USD | 4,110 | 6,882 | 10,992 | 7,515 | 3,456 | 10,971 |
| Others | 909 | 220 | 1,129 | 146 | 186 | 332 |
| **Total** | **622,662** | **7,499** | **630,161** | **608,301** | **4,570** | **612,871** |

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | DOMESTIC | FOREIGN | TOTAL | DOMESTIC | FOREIGN | TOTAL |
| Baht | 615,841 | 381 | 616,222 | 597,913 | 928 | 598,841 |
| USD | 4,370 | 3,004 | 7,374 | 4,515 | 3,456 | 7,971 |
| Others | 910 | 212 | 1,122 | 134 | 186 | 320 |
| **Total** | **621,121** | **3,597** | **624,718** | **602,562** | **4,570** | **607,132** |

### 4.13 Interbank and Money Market Items (Liabilities)

Interbank and money market items (liabilities) as at December 31, 2004 and 2003 consist of the following:

Unit : Million Baht

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | DEMAND | TIME | TOTAL | DEMAND | TIME | TOTAL |
| **Domestic items :** | | | | | | |
| Bank of Thailand and Financial Institutions Development Fund | - | 4,329 | 4,329 | - | 3,233 | 3,233 |
| Commercial banks | 433 | - | 433 | 786 | 89 | 875 |
| Other banks | 23 | 266 | 289 | 21 | 311 | 332 |
| Finance companies, finance and securities companies, securities companies and credit foncier companies | 2,768 | 3,936 | 6,704 | 3,794 | 109 | 3,903 |
| Other financial institutions | 1,572 | 1,080 | 2,652 | 973 | 189 | 1,162 |
| Total domestic items | 4,796 | 9,611 | 14,407 | 5,574 | 3,931 | 9,505 |
| **Foreign items :** | | | | | | |
| USD | 314 | 197 | 511 | 529 | 196 | 725 |
| YEN | - | - | - | 20 | - | 20 |
| Others | 2 | 7 | 9 | 180 | 89 | 269 |
| Total foreign items | 316 | 204 | 520 | 729 | 285 | 1,014 |
| **Total domestic and foreign items** | **5,112** | **9,815** | **14,927** | **6,303** | **4,216** | **10,519** |

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | DEMAND | TIME | TOTAL | DEMAND | TIME | TOTAL |
| **Domestic items :** | | | | | | |
| Bank of Thailand and Financial Institutions Development Fund | - | 4,329 | 4,329 | - | 3,233 | 3,233 |
| Commercial banks | 433 | - | 433 | 875 | - | 875 |
| Other banks | 23 | 266 | 289 | 21 | 311 | 332 |
| Finance companies, finance and securities companies, securities companies and credit foncier companies | 2,711 | 3,936 | 6,647 | 4,010 | 109 | 4,119 |
| Other financial institutions | 1,582 | 1,080 | 2,662 | 1,036 | 189 | 1,225 |
| Total domestic items | 4,749 | 9,611 | 14,360 | 5,942 | 3,842 | 9,784 |
| **Foreign items :** | | | | | | |
| USD | 402 | 197 | 599 | 563 | 196 | 759 |
| YEN | - | - | - | 20 | - | 20 |
| Others | 2 | 7 | 9 | 199 | 89 | 288 |
| Total foreign items | 404 | 204 | 608 | 782 | 285 | 1,067 |
| **Total domestic and foreign items** | **5,153** | **9,815** | **14,968** | **6,724** | **4,127** | **10,851** |

### 4.14 Securities Sold Under Repurchase Agreements

As at December 31, 2003, the Bank had securities sold under repurchase agreements which were Financial Institutions Development Fund's bonds and government agencies' securities in the consolidated financial statements of Baht 10 million (Bank : None), (2004: None)

### 4.15 Borrowings

Borrowings as at December 31, 2004 and 2003 consist of the following:

Unit : Million Baht

| | YEAR OF MATURITY | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2004 | | | 2003 | | |
| | | DOMESTIC | FOREIGN | TOTAL | DOMESTIC | FOREIGN | TOTAL |
| Subordinated convertible bonds | | | | | | | |
| Baht | 2005-2006 | 1,972 | - | 1,972 | 4,085 | - | 4,085 |
| USD | 2004 | - | - | - | - | 3,810 | 3,810 |
| Subordinated bonds | | | | | | | |
| Baht | 2009-2010 | 8,718 | - | 8,718 | 8,718 | - | 8,718 |
| USD | 2006 | - | 5,857 | 5,857 | - | 5,937 | 5,937 |
| YEN | 2004 | - | - | - | - | 1,851 | 1,851 |
| Others | | 54 | - | 54 | 34 | - | 34 |
| **Total** | | **10,744** | **5,857** | **16,601** | **12,837** | **11,598** | **24,435** |

Unit : Million Baht

| | YEAR OF MATURITY | BANK | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2004 | | | 2003 | | |
| | | DOMESTIC | FOREIGN | TOTAL | DOMESTIC | FOREIGN | TOTAL |
| Subordinated convertible bonds | | | | | | | |
| Baht | 2005 | 1,661 | - | 1,661 | 3,774 | - | 3,774 |
| USD | 2004 | - | - | - | - | 3,810 | 3,810 |
| Subordinated bonds | | | | | | | |
| Baht | 2009-2010 | 8,638 | - | 8,638 | 8,638 | - | 8,638 |
| USD | 2006 | - | 5,857 | 5,857 | - | 5,937 | 5,937 |
| YEN | 2004 | - | - | - | - | 1,851 | 1,851 |
| Others | | 54 | - | 54 | 33 | - | 33 |
| **Total** | | **10,353** | **5,857** | **16,210** | **12,445** | **11,598** | **24,043** |

On March 15, 1996, the Bank issued subordinated notes of US$ 150 million, repayable in 10 years, with interest rate of 7.5% per annum, payable twice a year.

On October 16, 1998, the Bank issued subordinated convertible bonds of Baht 6,000 million to domestic investors, at an interest rate of the highest rate of the Bank's three-month fixed deposit plus 1.25% per annum. Such bonds can be redeemed or converted into ordinary shares within 7 years. The conversion price is Baht 30. 200 million ordinary shares are reserved for the conversion of the convertible bonds (see Note 4.18.2). As at December 31, 2004, convertible bonds which have not yet been converted are Baht 1,661 million (2003 : Baht 3,774 million).

As at December 31, 2004 and 2003, the Bank has several batches of subordinated bonds totaling Baht 8,638 million, repayable during the years 2009-2010, with fixed interest rates ranging between 3.5% - 6% per annum, payable annually.

### 4.16 Liabilities Pending Transfer

Liabilities pending transfer as at December 31, 2004 and 2003 consist of the following:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Other payables | 1,360 | 1,799 | 1,360 | 1,793 |
| Others | 339 | 126 | 330 | 114 |
| **Total** | **1,699** | **1,925** | **1,690** | **1,907** |

### 4.17 Other Liabilities

Other liabilities as at December 31, 2004 and 2003 consist of the following:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Accrued expenses | 3,158 | 2,711 | 3,016 | 2,606 |
| Possible loss from Asset Transferred Agreement with TAMC. | 904 | - | 904 | - |
| Marginal deposit | 484 | 270 | 327 | 237 |
| Withholding tax payable | 250 | 223 | 144 | 141 |
| Others | 4,113 | 3,622 | 1,319 | 227 |
| **Total** | **8,909** | **6,826** | **5,710** | **3,211** |

### 4.18 Share Capital

4.18.1 Preferred Shares and Covered Warrants

On May 10, 1999, the Bank issued 2,500 million shares of non-cumulative voting preferred shares at Baht 26 each; 1,250 million shares were issued to the Ministry of Finance and another 1,250 million shares were issued together with covered warrants to other investors. One covered warrant had the right to purchase one preferred share from the Ministry of Finance at Baht 29.46 each. Such warrants expired on May 10, 2002 and there were no applications to exercise.

When the Bank has available profit after loan loss provision with no accumulated loss and having adequate capital fund, the holders of preferred shares have the preferential right to receive a non-cumulative dividend of 5.25% of the issued price, or Baht 1.37 per annum per share before the dividend payment to ordinary shares. However, there may be some events that may result in the Bank paying dividends at less than such rate. In any year that the ordinary shareholders are paid dividends at a rate higher than that paid to the preferred shareholders, the Bank shall pay dividend to the preferred shareholders at a rate equal to the dividend paid to the ordinary shareholders.

The preferred shares are all convertible preferred shares with the preferential right expiring on May 9, 2009. However, in the event that the preferred shareholders wish to exercise their convertible rights, it can be done at the end of each quarter prior to the said date.

As at December 31, 2004, unissued authorized preferred shares are as follows:

- 116,000,000 preferred shares are reserved to accommodate possible exercise of warrants that were issued in accordance with the resolution of the extraordinary shareholders' meeting No.1/1997 on November 28, 1997. On June 22, 1999, the Bank issued 115,000,883 warrants, expiring within 5 years, at an exercise price of Baht 38.70 per share.

As at December 31, 2004, the exercise right has expired and 3,884,430 preferred shares remained from the exercise (2003 : 115,914,337 shares were reserved and 114,915,220 warrants were outstanding under this allocation).

- 150,000,000 million shares are reserved to accommodate possible exercise of staff warrants which may be issued in accordance with the resolution of the 177th ordinary shareholders' meeting on April 3, 2000.

As at December 31, 2004, no staff warrant has been issued.

- 3,650,771,576 preferred shares (2003 : 3,572,446,628) are registered but have not yet been issued and called.

4.18.2 Ordinary Shares

As at December 31, 2004, unissued ordinary shares are as follows:

- 20,000,000 million shares are allocated for the possible conversion of the subordinated convertible bonds that were issued and sold in foreign markets according to the resolution of the extraordinary shareholder's meeting No.3/1993 dated November 29, 1993.

As at December 31, 2004, the conversion right has expired (2003 : 18,905,074 shares were outstanding under this allocation).

- 200,000,000 million shares are allocated for the possible conversion of subordinated convertible bonds (see Note 4.15) that were issued and sold in domestic markets according to the resolution of the extraordinary shareholders' meeting No.1/1998 dated July 2, 1998.

As at December 31, 2004, subordinated convertible bonds have been converted into 144,622,584 ordinary shares (2003 : 74,207,957 shares) at Baht 30 each and 55,377,416 ordinary shares are outstanding under this allocation. (2003 : 125,792,043 shares).

As at December 31, 2004 and 2003, the issued and paid-up share capital is higher than the authorized share capital due to a conversion of subordinated convertible bonds and convertible preferred shares into ordinary shares during the year. The Banks registers the change in authorized share capital with the Ministry of Commerce after the approval by the shareholders' meeting.

**4.19 Elimination of Deficit**

The shareholders' meeting passed a resolution on April 9, 2003 to eliminate the deficit amounting to Baht 74,550 million by offsetting the amount with other reserves, legal reserve, premium on ordinary shares and premium on preferred shares amounting to Baht 23,081 million, Baht 695 million, Baht 22,786 million and Baht 27,988 million, respectively, effective as of January 1, 2003.

**4.20 Legal Reserve**

Under the Public Companies Act, the Bank and its subsidiaries which are public companies are required to set aside as legal reserve at least 5% of its net income net of accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital.

According to the Civil and Commercial Code, subsidiaries which are private companies must appropriate to a reserve fund of each distribution of dividend at least 5% of the profit arising from the business of the company until the reserve fund reaches 10% of the capital of the company. Such reserve fund is not available for distribution as dividend.

**4.21 Dividend**

The shareholders' meeting passed a resolution on April 8, 2004 to pay dividends to both preferred and ordinary shareholders at the rate of Baht 1.40 per share. The amount of Baht 4,487 million was paid on April 30, 2004.

### 4.22 Contingencies

Contingencies of the Bank and subsidiaries as at December 31, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | BAHT | FOREIGN CURRENCY | TOTAL | BAHT | FOREIGN CURRENCY | TOTAL |
| Avals to bills | 1,547 | - | 1,547 | 2,823 | - | 2,823 |
| Guarantees of loans | 26 | 2,075 | 2,101 | 106 | 1,014 | 1,120 |
| Liability under unmatured import bills | 365 | 3,742 | 4,107 | 153 | 2,233 | 2,386 |
| Letters of credit | 1,880 | 7,947 | 9,827 | 733 | 7,510 | 8,243 |
| Other guarantees | 50,139 | 8,490 | 58,629 | 41,767 | 14,012 | 55,779 |
| Exchange rate contracts | | | | | | |
| Bought | 667 | 136,294 | 136,961 | - | 74,702 | 74,702 |
| Sold | 632 | 198,512 | 199,144 | - | 141,913 | 141,913 |
| Interest rate contracts | | | | | | |
| Bought | 96,385 | 25,182 | 121,567 | 55,472 | 28,861 | 84,333 |
| Sold | 96,385 | 25,182 | 121,567 | 55,472 | 28,861 | 84,333 |
| Amount of unused bank overdraft | 60,647 | 133 | 60,780 | 59,881 | 119 | 60,000 |
| Others | - | 135 | 135 | - | 65 | 65 |
| **Total** | **308,673** | **407,692** | **716,365** | **216,407** | **299,290** | **515,697** |

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | BAHT | FOREIGN CURRENCY | TOTAL | BAHT | FOREIGN CURRENCY | TOTAL |
| Avals to bills | 1,547 | - | 1,547 | 2,823 | - | 2,823 |
| Guarantees of loans | 26 | 2,075 | 2,101 | 106 | 1,014 | 1,120 |
| Liability under unmatured import bills | 365 | 3,742 | 4,107 | 153 | 2,233 | 2,386 |
| Letters of credit | 1,880 | 7,885 | 9,765 | 733 | 7,416 | 8,149 |
| Other guarantees | 50,139 | 8,490 | 58,629 | 41,767 | 14,012 | 55,779 |
| Exchange rate contracts | | | | | | |
| Bought | 667 | 136,294 | 136,961 | - | 74,702 | 74,702 |
| Sold | 632 | 198,512 | 199,144 | - | 141,913 | 141,913 |
| Interest rate contracts | | | | | | |
| Bought | 96,385 | 25,182 | 121,567 | 55,472 | 28,861 | 84,333 |
| Sold | 96,385 | 25,182 | 121,567 | 55,472 | 28,861 | 84,333 |
| Amount of unused bank overdraft | 60,647 | - | 60,647 | 59,881 | - | 59,881 |
| Others | - | 13 | 13 | - | 43 | 43 |
| **Total** | **308,673** | **407,375** | **716,048** | **216,407** | **299,055** | **515,462** |

As at December 31, 2004, the Bank has commitments of Baht 334 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997 (2003 : Baht 334 million).

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral, which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified terms. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from the issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.3.1, 4.4.10 and 6.2).

The Bank and TAMC agreed to recognize any profits or losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be allocated in between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and the transfer price of sub-quality assets transferred to TAMC. All residual amount of profit will be given to TAMC. In the case of losses it will be shared between TAMC and the Bank. The Bank will take the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be shared in between TAMC and the Bank. All residual amount of the loss will be absorbed by TAMC.

## 5. INFORMATION ON STATEMENT OF INCOME ITEMS

### 5.1 Interest and Dividend Income

Interest and dividend income included in the statements of income for the years ended December 31, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Interest income | | | | |
| Loans | 21,840 | 21,636 | 21,631 | 21,400 |
| Interbank and money market items | 1,024 | 1,033 | 965 | 1,014 |
| Investments | 3,416 | 4,588 | 3,335 | 4,482 |
| Dividend income | | | | |
| Investments | 998 | 742 | 787 | 543 |
| **Total** | **27,278** | **27,999** | **26,718** | **27,439** |

### 5.2 Bad Debt and Doubtful Accounts

Bad debt and doubtful accounts recognized in the consolidated statements of income for the years ended December 31, 2004 and 2003 are Baht 3,149 million and Baht 1,493 million, respectively and for the Bank's statements of income are Baht 3,086 million and Baht 1,287 million, respectively (see Note 4.5).

### 5.3 Loss From Debt Restructuring

Loss from debt restructuring recognized in the consolidated statements of income for the years ended December 31, 2004 and 2003 are Baht 1,981 million and Baht 962 million, respectively and for the Bank's statements of income are Baht 1,814 million and Baht 1,113 million, respectively (see Note 4.4.9).

### 5.4 Gains on Investments

Gains (losses) related to investments in securities included in the statements of income for the years ended December 31, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Gains (losses) on revaluation of trading securities | 7 | 63 | (1) | 76 |
| Gains on transferring investment portfolios | 4,937 | 28 | 4,824 | 28 |
| Reversal of losses on impairment of investment in securities | 552 | 233 | 561 | 244 |
| Gains (losses) on sales and redemption of investment in securities | | | | |
| Trading securities | (111) | 156 | (51) | 38 |
| Available-for-sale securities | 2,506 | 227 | 2,362 | 222 |
| Held-to-maturity securities | (88) | - | (88) | - |
| General investments | 437 | (393) | 430 | (399) |
| Investment in subsidiaries and associated companies | 17 | 4 | 17 | (4) |
| **Gains on investments** | **8,257** | **318** | **8,054** | **205** |

### 5.5 Directors and Executives' Benefits

The Bank has not paid benefits to directors and executives other than the benefits that are normally paid such as directors fee, executive salary, special monthly allowance and cost of living allowance for executives.

### 5.6 Reserve for Selling Expense for Property Foreclosed

During 2003, the Bank adopted a policy to speed up the sales of property foreclosed, which might decrease the net realizable value of property foreclosed by the selling expense. The Bank thus set up a reserve for such expenses of Baht 390 million.

### 5.7 Income Tax

For the years ended December 31, 2004 and 2003, the Bank's financial statements present net income but no income tax expenses are payable as the Bank has available tax losses carried forward to offset taxable income as follows :

Unit : Million Baht

| LOSS CARRIED FORWARD REMAINING OF THE YEAR | TAX DEDUCTABLE EXPENSES UP TO THE YEAR | 2004 | 2003 |
|---|---|---|---|
| 1999 | 2004 | 31,749 | 44,279 |
| 2002 | 2007 | 10,929 | 10,929 |
| **Total** | | **42,678** | **55,208** |

Income tax in the Bank's statement of income for the year ended December 31, 2004 represents income tax of a BIBF business.

### 5.8 Earnings Per Share

Earnings per share in the consolidated and the Bank's financial statements for the years ended December 31, 2004 and 2003 are calculated as follows:

Unit : Million Baht

| | NET INCOME | | WEIGHTED AVERAGE NUMBER OF COMMON SHARES | | EARNINGS PER SHARE | |
|---|---|---|---|---|---|---|
| | 2004 MILLION BAHT | 2003 MILLION BAHT | 2004 MILLION SHARES | 2003 MILLION SHARES | 2004 BAHT | 2003 BAHT |
| Basic earnings per share | | | | | | |
| Net income before dividend of preferred shares | 18,489 | 12,460 | 1,537 | 1,287 | | |
| Less Dividend of preferred shares | (2,388) | - | - | - | | |
| Net income after dividend of preferred shares | 16,101 | 12,460 | 1,537 | 1,287 | 10.48 | 9.68 |
| Effect of diluted equivalent ordinary shares | | | | | | |
| Convertible preferred shares | 2,388 | - | 1,732 | 1,858 | | |
| Warrants | - | - | - | 115 | | |
| Subordinated convertible Thai Baht bonds | 51 | 97 | 75 | 142 | | |
| Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares, warrants and subordinated convertible bonds) | 18,540 | 12,557 | 3,344 | 3,402 | 5.54 | 3.69 |

For the year ended December 31, 2003, subordinated convertible foreign currency bonds had not been included in the diluted earnings per share calculation as they were anti-dilutive.

The participating right of the preferred shares was not taken into consideration in calculating basic earnings per share for the year ended 2003 because the shareholders had not yet approved the declaration of dividends.

## 6. INFORMATION ON CASH FLOWS STATEMENTS

### 6.1 Cash Paid For Interest and Income Tax

Cash paid for interest and income tax for the years ended December 31, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Interest | 6,850 | 9,945 | 6,771 | 9,849 |
| Witholding tax | 441 | 296 | 139 | 146 |

### 6.2 Non-Cash Items

Non-cash items for the years ended December 31, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED | | BANK | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| Increase (decrease) in unrealized gain from securities valuation - presented as part of shareholders' equity | (13,910) | 10,045 | (13,910) | 10,045 |
| Conversion of subordinated convertible bonds into ordinary shares | 2,112 | 935 | 2,112 | 935 |
| Conversion of convertible preferred shares into ordinary shares | 2,394 | 3,277 | 2,394 | 3,277 |
| Property foreclosed acquired from debt settlement | 3,776 | 4,664 | 3,774 | 4,582 |
| Investment in securities received from debt restructuring process | | | | |
| - Available-for-sale securities | 8 | 235 | 8 | 235 |
| - General investment | 165 | 140 | 165 | 140 |
| - Investment in subsidiaries and associated companies | 43 | - | 43 | - |
| Increase in investment in held-to-maturity securities due to transfer of sub-quality assets to Thai Asset Management Corporation | 3 | 23 | 3 | 23 |
| Unrealized increment per premises appraisal directly transferred in retained earnings | 111 | 113 | 111 | 113 |

## 7. SUPPLEMENTARY DISCLOSURES REQUIRED BY ACCOUNTING STANDARDS AND REGULATORS

### 7.1 Capital Funds

The Bank and its subsidiaries, which are financial institutions, are subject to various capital and regulatory requirements of the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at December 31, 2004 and 2003, the Bank's total capital funds can be categorized as follows :

Unit : Million Baht

| | | BANK | |
|---|---|---|---|
| | | 2004 | 2003 |
| Tier 1 capital | | | |
| Issued and paid-up share capital | | 33,455 | 31,630 |
| Premium on share capital | | 10,050 | 5,427 |
| Legal reserve | | 623 | - |
| Net gain after appropriations | | 19,246 | - |
| Total Tier 1 capital | | 63,374 | 37,057 |
| Tier 2 capital | | | |
| Revaluation surplus on land and premises appraisal | | 4,997 | 5,063 |
| Revaluation surplus on investment in equity securities | | 1,683 | 6,553 |
| Subordinated convertible bonds | | - | 755 |
| Subordinated bonds | | 8,644 | 10,997 |
| Allowance for classified assets of "normal" category and excess allowance | | 6,923 | 6,486 |
| Total Tier 2 Capital | | 22,247 | 29,854 |
| Less Investment in other financial institution's Tier 2 Capital | | (105) | (169) |
| Total Capital Funds | | 85,516 | 66,742 |
| Risk assets : | | | |
| On-balance sheet items | | 515,878 | 471,382 |
| Off-balance sheet items | | 37,970 | 47,537 |
| Total risk assets | | 553,848 | 518,919 |
| Total Capital / Total Risk Assets | (minimum 8.50 %) | 15.4% | 12.9% |
| Total Tier 1 capital / Total Risk Assets | (minimum 4.25 %) | 11.4% | 7.1% |
| Total Tier 2 capital / Total Risk Assets | | 4.0% | 5.8% |

### 7.2 The Financial Sector Master Plan

On January 23, 2004, the Ministry of Finance issued the notification detailing terms, conditions and procedures for applying for a new bank license ("The Financial Sector Master Plan"). The notification details the operational structure of financial institutions which will result in having only commercial banks being able to accept public deposits. Currently, the Bank signs MOU to sell the shares in Book Club Finance PCL, its subsidiary, to the third party at the price that depends on some conditions in the future. For Siam Industrial Credit PCL, its associated company, the plans prepared by the Bank and Siam Industrial Credit PCL was submitted to the Bank of Thailand for consideration. The ultimate effect of the plans to the operations of such subsidiary and associated company cannot be presently determined.

### 7.3 Related-Party Transactions

The Bank has business transactions with related parties or persons. Interest rate of staff loans under the staff welfare scheme is charged in accordance with the Bank's regulations for such loans. Interest rate and other pricing for other related parties are at the same rate as in the normal course of business with the same business condition as general customers. The transactions with related parties or persons are as follows:

### 7.3.1 Loans, Deposits and Contingencies

Loans, deposits and contingencies to related parties or persons are summarized as follows: (See Notes 7.9)

Unit : Million Baht

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | LOANS | DEPOSITS | CONTINGENCIES | LOANS | DEPOSITS | CONTINGENCIES |
| Subsidiaries | - | - | - | - | 2 | - |
| Associated companies | 4,312 | 565 | 1,900 | 5,506 | 724 | 1,622 |
| Related Companies | | | | | | |
| - 10 % to 20 % Ownership | 404 | 34 | 83 | 1,059 | 64 | 151 |
| - Shareholding through debt restructuring process | 3,404 | 79 | 922 | 4,727 | 226 | 1,031 |
| - Shareholding through other companies' debt restructuring process | 516 | 114 | 21 | 788 | 128 | 16 |
| Major-shareholder (10 % to 20 % Ownership) | - | 933 | 2 | - | 1,061 | 2 |
| Subsidiaries and associated companies of major-shareholder (which are not included in the above lists) | 3,352 | 1,349 | 77 | 6,128 | 1,378 | 279 |
| Companies owned / controlled by the Bank's directors / management | 10 | 33 | 8 | 17 | 11 | 19 |
| Officers from departmental managers upward | 136 | 600 | - | 121 | 473 | - |
| **Total** | 12,134 | 3,707 | 3,013 | 18,346 | 4,067 | 3,120 |

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | LOANS | DEPOSITS | CONTINGENCIES | LOANS | DEPOSITS | CONTINGENCIES |
| Subsidiaries | 3,374 | 479 | 24 | 3,778 | 633 | 24 |
| Associated companies | 4,077 | 565 | 1,900 | 5,256 | 712 | 1,622 |
| Related Companies | | | | | | |
| - 10 % to 20 % Ownership | 404 | 34 | 83 | 1,059 | 64 | 151 |
| - Shareholding through debt restructuring process | 3,404 | 79 | 922 | 4,727 | 226 | 1,031 |
| - Shareholding through other companies' debt restructuring process | 299 | 114 | 21 | 571 | 128 | 16 |
| Major-shareholder (10 % to 20 % Ownership) | - | 933 | 2 | - | 1,061 | 2 |
| Subsidiaries and associated companies of major-shareholder (which are not included in the above lists) | 3,352 | 1,349 | 77 | 6,088 | 1,378 | 279 |
| Companies owned / controlled by the Bank's directors / management | 10 | 33 | 8 | 17 | 11 | 19 |
| Officers from departmental managers upward | 136 | 600 | - | 121 | 473 | - |
| **Total** | 15,056 | 4,186 | 3,037 | 21,617 | 4,686 | 3,144 |

### 7.3.2 Investments

Investments in subsidiaries and associated companies as at December 31, 2004 and 2003 are described in Note 4.3.6.

Investments in related companies in which the Bank and subsidiaries are the shareholders and/or management are directors as at December 31, 2004 and 2003, are as follows:

Unit : Million Baht

| COMPANY | TYPE OF BUSINESS | PAID-UP CAPITAL | 2004 CONSOLIDATED SHAREHOLDING (%) | 2004 CONSOLIDATED NET INVESTMENT | 2004 BANK SHAREHOLDING (%) | 2004 BANK NET INVESTMENT |
|---|---|---|---|---|---|---|
| **10 % to 20 % Ownership** | | | | | | |
| Services | | | | | | |
| Angthong Sugar Terminal Co., Ltd. | Warehousing | 50 | 10.0 | 5 | 10.0 | 5 |
| Narathiwat Thani Co., Ltd. | Hotel | 180 | 10.0 | - | 10.0 | - |
| Siam Technology Service Co., Ltd. | IT. Consultancy | 30 | 10.0 | - | 10.0 | - |
| Premus (Thailand) Co., Ltd. | Building Management | 13 | 10.0 | 1 | 10.0 | 1 |
| Siam Medicare Co., Ltd. | Health Center | 14 | 17.5 | - | - | - |
| Real Estate | | | | | | |
| Thai Obayashi Corp., Ltd. | Construction | 10 | 12.5 | 77 | 12.5 | 77 |
| Others | | | | | | |
| Fortis Co., Ltd. | Commerce | 40 | 10.0 | 4 | 10.0 | 4 |
| Navuti Co., Ltd. | Agriculture | 60 | 10.0 | - | 10.0 | - |
| Siam Commercial Development Co., Ltd. | Holding | 15 | 10.0 | - | 10.0 | - |
| Thai U.S. Leather Co., Ltd. | Industry | 194 | 10.0 | - | 10.0 | - |
| Siam Cement Myanmar TradingLtd. (Myanmar) | Commerce | KYAT 1 | 10.0 | 1 | 10.0 | 1 |
| Cargill Siam Co., Ltd. | Agriculture | 48 | 26.7 | 13 | 10.0 | 5 |
| WTA (Thailand) Co., Ltd. | Others | - | 25.0 | - | 25.0 | - |
| International Trader Co., Ltd. | Agriculture | 20 | 10.0 | 2 | - | - |
| **Shareholding through debt restructuring process** | | | | | | |
| Sri U Thong Co., Ltd. | Construction | 1,074 | 42.2 | - | 42.2 | - |
| Fuel Pipeline Transportation Co., Ltd. | Transportation | 1,592 | 16.7 | - | 16.7 | - |
| Thai Baroda Industry Co., Ltd. | Industry | 905 | 31.3 | - | 31.3 | - |
| BNH Medical Centre Co., Ltd. | Hospital | 586 | 13.0 | 6 | 13.0 | 6 |
| Mahachai Land Development Co., Ltd. | Real Estate | 15 | 78.8 | - | 78.8 | - |
| SG Land Co., Ltd. | Real Estate | 100 | 99.8 | 89 | 99.7 | 89 |
| Sigma Concrete Co., Ltd. | Industry | 109 | 58.8 | - | 58.8 | - |
| **Shareholding through other companies' debt restructuring process** | | | | | | |
| Puen Pob Paet Co.,Ltd | Health Center | 1 | 11.3 | - | 11.3 | - |
| CBNP (Thailand) Ltd. | Assets Rental | - | 20.8 | - | 20.8 | - |
| Siam Media & Communication Co., Ltd. | Holding | 700 | 33.3 | - | 33.3 | - |
| The Dheves Insurance PCL | Insurance | 120 | 16.2 | 288 | 15.8 | 281 |
| Donmuang International Airport Hotel Co., Ltd | Hotel | 120 | 17.0 | 83 | 17.0 | 83 |
| Nawa 84 Co., Ltd. | Holding | 1,203 | 25.0 | 137 | 25.0 | 137 |
| Total | | | | 706 | | 689 |

KYAT = KYAT Currency

Unit : Million Baht

| COMPANY | TYPE OF BUSINESS | PAID-UP CAPITAL | 2003 | | | |
|---|---|---|---|---|---|---|
| | | | CONSOLIDATED | | BANK | |
| | | | SHARE HOLDING (%) | NET INVESTMENT | SHARE HOLDING (%) | NET INVESTMENT |
| **10 % to 20 % Ownership** | | | | | | |
| Finance & Insurance | | | | | | |
| Dhanamit Factoring Co., Ltd. | Factoring | 80 | 10.0 | 8 | 5.0 | 4 |
| Services | | | | | | |
| Angthong Sugar Terminal Co., Ltd. | Warehousing | 50 | 10.0 | 5 | 10.0 | 5 |
| Narathiwat Thani Co., Ltd. | Hotel | 180 | 10.0 | - | 10.0 | - |
| Siam Technology Service Co., Ltd. | IT. Consultancy | 30 | 10.0 | - | 10.0 | - |
| Premus (Thailand) Co., Ltd. | Building Management | 13 | 10.0 | 1 | 10.0 | 1 |
| Siam Medicare Co., Ltd. | Health Center | 14 | 17.5 | - | - | - |
| Real Estate | | | | | | |
| Thai Obayashi Corp., Ltd. | Construction | 10 | 12.5 | 77 | 12.5 | 77 |
| Others | | | | | | |
| Fortis Co., Ltd. | Commerce | 40 | 10.0 | 4 | 10.0 | 4 |
| Navuti Co., Ltd. | Agriculture | 60 | 10.0 | - | 10.0 | - |
| Siam Commercial Development Co., Ltd. | Holding | 15 | 10.0 | - | 10.0 | - |
| Sea Minerals Co., Ltd. | Mining | 72 | 10.0 | 1 | 10.0 | 1 |
| Suthakarn Co., Ltd. | Holding | - | 10.0 | - | 10.0 | - |
| Thai U.S. Leather Co., Ltd. | Industry | 194 | 10.0 | - | 10.0 | - |
| Siam Cement Myanmar Trading Ltd. (Myanmar) | Commerce | KYAT 1 | 10.0 | 1 | 10.0 | 1 |
| Cargill Siam Co., Ltd. | Agriculture | 48 | 26.7 | 64 | 10.0 | 56 |
| SCB Holding Co, Ltd. | Holding | 30 | 15.0 | 5 | 15.0 | 5 |
| WTA (Thailand) Co., Ltd. | Others | - | 25.0 | - | 25.0 | - |
| International Trader Co., Ltd. | Agriculture | 20 | 10.0 | - | - | - |
| **Shareholding through debt restructuring process** | | | | | | |
| ITV PCL | Entertainment | 6,000 | 14.6 | 5,216 | 14.6 | 5,203 |
| Bangkok Crystal Co., Ltd. | Industry | 500 | 76.2 | - | 75.1 | - |
| Sri U Thong Co., Ltd. | Construction | 1,084 | 42.1 | - | 42.1 | - |
| Fuel Pipeline Transportation Co, Ltd. | Transportation | 1,592 | 16.7 | - | 16.7 | - |
| Thai Baroda Industry Co., Ltd. | Industry | 905 | 31.3 | - | 31.3 | - |
| BNH Medical Centre Co., Ltd. | Hospital | 586 | 13.0 | 6 | 13.0 | 6 |
| Mahachai Land Development Co., Ltd. | Real Estate | 15 | 81.4 | 12 | 81.4 | 12 |
| SG Land Co., Ltd | Real Estate | 100 | 99.8 | 89 | 99.7 | 89 |
| **Shareholding through other companies' debt restructuring process** | | | | | | |
| Puen Pob Paet Co.,Ltd | Health Center | 1 | 11.3 | - | 11.3 | - |
| CBNP (Thailand) Ltd. | Assets rental | - | 20.8 | - | 20.8 | - |
| Siam Media & Communication Co., Ltd. | Holding | 700 | 33.3 | - | 33.3 | - |
| The Dheves Insurance PCL | Insurance | 120 | 16.2 | 318 | 15.8 | 311 |
| Supapirom Co., Ltd. | Food Center | 37 | 73.5 | - | 70.6 | - |
| Donmuang International Airport Hotel Co., Ltd | Hotel | 120 | 17.0 | 83 | 17.0 | 83 |
| Sonoco (Thailand) Co, Ltd. | Industry | 185 | 15.0 | 21 | 15.0 | 21 |
| Nawa 84 Co., Ltd. | Holding | 1,203 | 25.0 | 137 | 25.0 | 137 |
| **Total** | | | | 6,048 | | 6,016 |

KYAT = KYAT Currency

### 7.3.3 Income and Expenses

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the years ended December 31, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | INCOME | | EXPENSES | | INCOME | | EXPENSES | |
| | INTEREST | OTHER | INTEREST | OTHER | INTEREST | OTHER | INTEREST | OTHER |
| Associated companies | 325 | 1,182 | 9 | 77 | 260 | 325 | 5 | 30 |
| Major-shareholder | - | - | - | 11 | - | - | - | 12 |

Unit : Million Baht

| | BANK | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | INCOME | | EXPENSES | | INCOME | | EXPENSES | |
| | INTEREST | OTHER | INTEREST | OTHER | INTEREST | OTHER | INTEREST | OTHER |
| Subsidiaries | 217 | 229 | 1 | 175 | 228 | 94 | 2 | 237 |
| Associated companies | 314 | 1,165 | 8 | 72 | 248 | 311 | 4 | 22 |
| Major-shareholder | - | - | - | 11 | - | - | - | 12 |

Since May 10, 1999, the Ministry of Finance had become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders had the rights to purchase the shares from the Ministry of Finance. The Bank invested Baht 32,500 million received from the Ministry of Finance following the capital increment in government bonds and recorded these as held-to-maturity investments. On December 1, 2003, the Ministry of Finance had transferred approximately 24.8 % of paid-up capital to Vayupak I Fund ("the Fund"). Consequently, the remaining shares, which are held by Ministry of Finance is 13.6% of the Bank's paid-up capital and the Fund has become the major shareholder instead. Other transactions, if any, among the Bank and the Ministry of Finance and any other government agencies and the associated companies of the Fund arose from normal banking activities, which did not relate to the shareholding.

During 2003, the Bank entered into a Properties Foreclosed Sales Agreement with a subsidiary (Chatuchak Assets Management Co., Ltd.) at the fair value of Baht 51 million, while net book value of such properties was Baht 46 million (net of allowance for impairment of Baht 18 million).

### 7.4 Disclosure of The Statements of Cash Flows of The AMC.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follows:

**Chatuchak Assets Management Co., Ltd.**
**Statements of cash flows**
**For the years ended December 31, 2004 and 2003**

Unit : Million Baht

| | 2004 | 2003 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | 82 | 99 |
| Items to reconcile net income to net cash received (paid) from operating activities : | | |
| Interest receivable on loan | (4) | - |
| Bad debt and doubtful accounts | - | 12 |
| Amortization of discount on investment | (3) | (1) |
| Interest income-bonds | - | (8) |
| Gain on sales of investment | (17) | (4) |
| Gain on sales of property foreclosed | - | (9) |
| Gain on debt restructuring | - | (17) |
| Loss on impairment of investments | 6 | 10 |
| Loss (reversal) from diminution in value of property foreclosed | (3) | 12 |
| Accrued interest receivables | (9) | - |
| Income from operations before changes in operating assets and liabilities | 52 | 94 |
| Operating assets (increase) decrease | | |
| Investment in receivables | (67) | 94 |
| Loans | 244 | 1 |
| Property foreclosed | 22 | 34 |
| Other assets | 27 | 3 |
| Operating liabilities increase (decrease) | | |
| Other liabilities | (2) | 2 |
| Net cash provided by operating activities | 276 | 228 |
| **Cash flows from investing activities** | | |
| Purchases of available-for-sale securities | (7,920) | (5,924) |
| Proceeds from sales and maturity of available-for-sale securities | 7,596 | 5,738 |
| Net cash used in investing activities | (324) | (186) |
| Net increase (decrease) in cash and cash equivalents | (48) | 42 |
| Cash and cash equivalents as at January 1, | 58 | 16 |
| **Cash and cash equivalents as at December 31,** | 10 | 58 |

### 7.5 Long-Term Leases and Service Agreements

The remaining rental and service expenses to be paid for long-term leases and service agreements as at December 31, 2004 and 2003 are as follows:

Unit : Million Baht

| TYPE OF LEASE | PERIOD | CONSOLIDATED | | BANK | |
|---|---|---|---|---|---|
| | | 2004 | 2003 | 2004 | 2003 |
| Land and/or Premises | Within 1 year | 249 | 169 | 200 | 140 |
| | 1 - 5 years | 465 | 355 | 390 | 311 |
| | Over 5 years | 326 | 319 | 258 | 246 |
| Equipment | Within 1 year | 287 | 246 | 274 | 246 |
| | 1 - 5 years | 809 | 575 | 785 | 575 |

### 7.6 Events Occurring After The Balance Sheet Date

7.6.1 7,637,851 preferred shares have been converted into 7,637,851 ordinary shares. The Bank registered the conversion of preferred shares with the Ministry of Commerce on January 7, 2005.

7.6.2 The Bank's subordinated convertible bonds, which were issued on October 16, 1998, amounting to Baht 405 million, have been converted into 13,509,990 ordinary shares at Baht 30 each. The Bank registered the change in paidup capital to Baht 33,590 million with the Ministry of Commerce on January 25, 2005.

### 7.7 Segment Reporting

The significant financial position and the results from operations classified into domestic and foreign operations are shown below.

7.7.1 As at December 31, 2004 and 2003, the financial position classified into domestic and foreign operations are as follows:

Unit : Million Baht

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | DOMESTIC OPERATIONS | FOREIGN OPERATIONS | TOTAL | DOMESTIC OPERATIONS | FOREIGN OPERATIONS | TOTAL |
| Total assets | 751,747 | 13,147 | 764,894 | 728,643 | 18,195 | 746,838 |
| Interbank and money market items (Assets) | 27,734 | 30,703 | 58,437 | 53,386 | 5,687 | 59,073 |
| Investment-net | 113,933 | 12,397 | 126,330 | 127,919 | 16,029 | 143,948 |
| Loans | 557,941 | 1,982 | 559,923 | 510,780 | 1,611 | 512,391 |
| Deposits | 624,315 | 5,846 | 630,161 | 607,858 | 5,013 | 612,871 |
| Interbank and money market items (Liabilities) | 14,719 | 208 | 14,927 | 10,227 | 292 | 10,519 |
| Borrowings | 10,744 | 5,857 | 16,601 | 12,837 | 11,598 | 24,435 |
| Contingencies | 675,602 | 40,763 | 716,365 | 438,860 | 76,837 | 515,697 |

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | DOMESTIC OPERATIONS | FOREIGN OPERATIONS | TOTAL | DOMESTIC OPERATIONS | FOREIGN OPERATIONS | TOTAL |
| Total assets | 746,153 | 8,672 | 754,825 | 721,924 | 14,333 | 736,257 |
| Interbank and money market items (Assets) | 26,445 | 27,155 | 53,600 | 52,890 | 2,729 | 55,619 |
| Investment-net | 118,380 | 12,388 | 130,768 | 131,582 | 16,018 | 147,600 |
| Loans | 554,157 | 1,293 | 555,450 | 505,311 | 982 | 506,293 |
| Deposits | 622,775 | 1,943 | 624,718 | 605,414 | 1,718 | 607,132 |
| Interbank and money market items (Liabilities) | 14,760 | 208 | 14,968 | 10,560 | 291 | 10,851 |
| Borrowings | 10,353 | 5,857 | 16,210 | 12,445 | 11,598 | 24,043 |
| Contingencies | 675,602 | 40,446 | 716,048 | 438,860 | 76,602 | 515,462 |

7.7.2 The results of operations classified into domestic and foreign operations for the years ended December 31, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | DOMESTIC OPERATIONS | FOREIGN OPERATIONS | ELIMINATION | TOTAL | DOMESTIC OPERATIONS | FOREIGN OPERATIONS | ELIMINATION | TOTAL |
| Interest and dividend income | 26,922 | 1,097 | (741) | 27,278 | 27,611 | 1,037 | (649) | 27,999 |
| Interest expenses | 5,666 | 1,127 | (741) | 6,052 | 8,042 | 1,067 | (649) | 8,460 |
| Net interest income | 21,256 | (30) | - | 21,226 | 19,569 | (30) | - | 19,539 |
| Non-interest income | 21,317 | 505 | - | 21,822 | 11,014 | 426 | (3) | 11,437 |
| Non-interest expenses | 23,926 | 218 | - | 24,144 | 18,097 | 135 | (3) | 18,229 |
| Income before income tax | 18,647 | 257 | - | 18,904 | 12,486 | 261 | - | 12,747 |

| | BANK | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | | 2003 | | | |
| | DOMESTIC OPERATIONS | FOREIGN OPERATIONS | ELIMINATION | TOTAL | DOMESTIC OPERATIONS | FOREIGN OPERATIONS | ELIMINATION | TOTAL |
| Interest and dividend income | 26,439 | 1,019 | (740) | 26,718 | 27,106 | 982 | (649) | 27,439 |
| Interest expenses | 5,597 | 1,115 | (740) | 5,972 | 7,957 | 1,056 | (649) | 8,364 |
| Net interest income | 20,842 | (96) | - | 20,746 | 19,149 | (74) | - | 19,075 |
| Non-interest income | 18,660 | 417 | - | 19,077 | 8,960 | 340 | (3) | 9,297 |
| Non-interest expenses | 21,142 | 168 | - | 21,310 | 15,847 | 68 | (3) | 15,912 |
| Income before income tax | 18,360 | 153 | - | 18,513 | 12,262 | 198 | - | 12,460 |

## 7.8 Disclosure of Financial Instrument Information

### 7.8.1 Credit Risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Bank and subsidiaries. The Bank and subsidiaries have adopted the policy of only dealing with creditworthy counterparty and obtaining sufficient collateral or other security where appropriate, as a mean to mitigating the risk of financial losses from defaults.

In case of recognized financial assets, the carrying amount of the assets recorded in the consolidated balance sheet, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

The Bank has a credit risk in case counterparties do not adhere to the terms of the financial contract.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due.

Concentrations of credit risk are limited due to the large number and diversifications of domestic customers.

### 7.8.2 Interest Rate Risk

Interest rate risk arises from the change in interest rates which will affect the net interest earnings in the current reporting period and in the future. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity.

The Bank uses various derivative transactions to manage its own asset and liability positions in order to manage interest rate exposure. The use of derivative transactions is in accordance with the policies and guidelines from the Board of Directors and is under the control of the Assets and Liabilities Committee (ALCO).

Significant financial assets and liabilities as at December 31, 2004 and 2003 can be repriced as follows:

Unit : Million Baht

| | CONSOLIDATED | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2004 | | | | | | |
| | | REPRICE WITHIN | | | | | |
| | REPRICE ON DEMAND | 1 - 3 MONTHS | 3 - 12 MONTHS | 1 - 5 YEARS | REPRICE OVER 5 YEARS | NON INTEREST BEARING | TOTAL |
| **Financial assets** | | | | | | | |
| Cash | - | - | - | - | - | 19,468 | 19,468 |
| Securities purchased under resale agreements | - | 9,000 | - | - | - | - | 9,000 |
| Investments in securities-net | - | 19,156 | 46,521 | 18,489 | 11,363 | 30,801 | 126,330 |
| Loans (included interbank and money market item) | 407,507* | 106,384 | 51,536 | 33,298 | 7,737 | 11,966 | 618,428 |
| **Total financial assets** | 407,507 | 134,540 | 98,057 | 51,787 | 19,100 | 62,235 | 773,226 |
| **Financial liabilities** | | | | | | | |
| Deposits (included interbank and money market item) | 322,785 | 228,776 | 40,444 | 22,668 | - | 30,415 | 645,088 |
| Borrowings | - | 1,661 | - | 11,995 | 2,892 | 53 | 16,601 |
| **Total financial liabilities** | 322,785 | 230,437 | 40,444 | 34,663 | 2,892 | 30,468 | 661,689 |
| **Difference** | 84,722 | (95,897) | 57,613 | 17,124 | 16,208 | 31,767 | 111,537 |

Unit : Million Baht

| | CONSOLIDATED | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2003 | | | | | | |
| | | REPRICE WITHIN | | | | | |
| | REPRICE ON DEMAND | 1 - 3 MONTHS | 3 - 12 MONTHS | 1 - 5 YEARS | REPRICE OVER 5 YEAR | NON INTEREST BEARING | TOTAL |
| **Financial assets** | | | | | | | |
| Cash | - | - | - | - | - | 13,190 | 13,190 |
| Securities purchased under resale agreements | - | 42,100 | - | - | - | - | 42,100 |
| Investments in securities-net | - | 32,386 | 19,989 | 29,023 | 24,824 | 37,726 | 143,948 |
| Loans (included interbank and money market item) | 292,139* | 84,754 | 85,487 | 75,947 | 17,997 | 15,171 | 571,495 |
| **Total financial assets** | 292,139 | 159,240 | 105,476 | 104,970 | 42,821 | 66,087 | 770,733 |
| **Financial liabilities** | | | | | | | |
| Deposits (included interbank andmoney | 284,372 | 216,261 | 64,782 | 27,954 | - | 30,020 | 623,389 |
| market item) | - | 10 | - | - | - | - | 10 |
| Borrowings | - | 3,774 | 3,810 | 2,162 | 14,655 | 34 | 24,435 |
| **Total financial liabilities** | 284,372 | 220,045 | 68,592 | 30,116 | 14,655 | 30,054 | 647,834 |
| **Difference** | 7,767 | (60,805) | 36,884 | 74,854 | 28,166 | 36,033 | 122,899 |

* Including non-performing loans

Unit : Million Baht

| | BANK 2004 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | REPRICE WITHIN | | | | | |
| | REPRICE ON DEMAND | 1 - 3 MONTHS | 3 - 12 MONTHS | 1 - 5 YEARS | REPRICE OVER 5 YEARS | NON INTEREST BEARING | TOTAL |
| **Financial assets** | | | | | | | |
| Cash | - | - | - | - | - | 19,327 | 19,327 |
| Securities purchased under resale agreements | - | 9,000 | - | - | - | - | 9,000 |
| Investments in securities-net | - | 15,004 | 43,244 | 18,058 | 11,220 | 43,243 | 130,769 |
| Loans (included interbank and money market item) | 405,827* | 100,982 | 50,941 | 33,419 | 9,420 | 8,538 | 609,127 |
| **Total financial assets** | 405,827 | 124,986 | 94,185 | 51,477 | 20,640 | 71,108 | 768,223 |
| **Financial liabilities** | | | | | | | |
| Deposits (included interbank and money market item) | 319,634 | 227,423 | 39,415 | 22,654 | - | 30,560 | 639,686 |
| Borrowings | - | 1,661 | - | 11,645 | 2,851 | 53 | 16,210 |
| **Total financial liabilities** | 319,634 | 229,084 | 39,415 | 34,299 | 2,851 | 30,613 | 655,896 |
| **Difference** | 86,193 | (104,098) | 54,770 | 17,178 | 17,789 | 40,495 | 112,327 |

Unit : Million Baht

| | BANK 2003 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | REPRICE WITHIN | | | | | |
| | REPRICE ON DEMAND | 1 - 3 MONTHS | 3 - 12 MONTHS | 1 - 5 YEARS | REPRICE OVER 5 YEARS | NON INTEREST BEARING | TOTAL |
| **Financial assets** | | | | | | | |
| Cash | - | - | - | - | - | 13,059 | 13,059 |
| Securities purchased under resale agreements | - | 42,100 | - | - | - | - | 42,100 |
| Investments in securities-net | - | 29,353 | 19,772 | 28,232 | 24,056 | 46,186 | 147,599 |
| Loans (included interbank and money market item) | 288,196* | 83,239 | 84,468 | 72,563 | 21,339 | 12,140 | 561,945 |
| **Total financial assets** | 288,196 | 154,692 | 104,240 | 100,795 | 45,395 | 71,385 | 764,703 |
| **Financial liabilities** | | | | | | | |
| Deposits (included interbank and money market item) | 280,281 | 214,754 | 64,348 | 27,949 | - | 30,651 | 617,983 |
| Borrowings | - | 3,774 | 3,810 | 1,851 | 14,575 | 33 | 24,043 |
| **Total financial liabilities** | 280,281 | 218,528 | 68,158 | 29,800 | 14,575 | 30,684 | 642,026 |
| **Difference** | 7,915 | (63,836) | 36,082 | 70,995 | 30,820 | 40,701 | 122,677 |

* Including non-performing loans

Effective interest rate of financial instruments which are repriced within 1 year is not significantly different from market rates. Effective interest rate of financial instruments which are repriced over 1 year is not significantly different from the average interest rate of this financial year.

7.8.3 Interest Earning and Interest Bearing Financial Instruments for the years ended December 31, 2004 and 2003

Unit : Million Baht

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | AVERAGE | INTEREST | AVERAGE RATE % | AVERAGE | INTEREST | AVERAGE RATE % |
| Interbank and money market item (Assets) | 64,687 | 689 | 1.1 | 58,327 | 536 | 0.9 |
| Securities purchased under resale agreements | 24,702 | 335 | 1.4 | 33,905 | 498 | 1.5 |
| Investment in securities | 133,585 | 4,413 | 3.3 | 145,957 | 5,330 | 3.6 |
| Loans | 485,793 | 21,840 | 4.5 | 416,491 | 21,636 | 5.2 |
| Deposits and interbank and money market item (Liabilities) | 645,243 | 5,011 | 0.8 | 606,639 | 7,164 | 1.2 |
| Securities sold under repurchase agreements | 498 | 6 | 1.2 | 60 | - | - |
| Borrowings | 18,611 | 1,035 | 5.6 | 25,077 | 1,296 | 5.2 |

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | AVERAGE | INTEREST | AVERAGE RATE % | AVERAGE | INTEREST | AVERAGE RATE % |
| Interbank and money market item (Assets) | 57,978 | 631 | 1.1 | 50,998 | 516 | 1.0 |
| Securities purchased under resale agreements | 24,582 | 335 | 1.4 | 33,108 | 498 | 1.5 |
| Investment in securities | 143,583 | 4,122 | 2.9 | 150,326 | 5,025 | 3.3 |
| Loans | 476,445 | 21,631 | 4.5 | 412,354 | 21,400 | 5.2 |
| Deposits and interbank and money market item (Liabilities) | 644,767 | 4,967 | 0.8 | 600,724 | 7,103 | 1.2 |
| Securities sold under repurchase agreements | 498 | 6 | 1.2 | 1 | - | - |
| Borrowings | 18,371 | 999 | 5.4 | 24,474 | 1,261 | 5.1 |

7.8.4 Liquidity Risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, because of inabilities to realize assets or to cover funding requirements at an appropriate price, thus resulting in losses to the Bank.

The Banks policy is to minimize liquidity risk whilst maximizing investment returns. The Assets and Liabilities Committee (ALCO) monitor's and reviews the liquidity position as a regular basis.

Financial assets and liabilities as at December 31, 2004 and 2003 are classified according to their contractual maturity as follows:

Unit : Million Baht

| | CONSOLIDATED 2004 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | MATURITY WITHIN | | | | | |
| | MATURITY ON DEMAND | 1 - 3 MONTHS | 3 - 12 MONTHS | 1 - 5 YEARS | MATURITY OVER 5 YEARS | NO MATURITY | TOTAL |
| **Financial assets** | | | | | | | |
| Cash | - | - | - | - | - | 19,468 | 19,468 |
| Securities purchased under resale agreements | - | 9,000 | - | - | - | - | 9,000 |
| Investments in securities-net | - | 8,886 | 27,523 | 34,303 | 25,211 | 30,407 | 126,330 |
| Loans (included interbank and money market item) | 73,077 | 113,773 | 69,570 | 162,300 | 152,312 | 47,397* | 618,429 |
| **Total financial assets** | 73,077 | 131,659 | 97,093 | 196,603 | 177,523 | 97,272 | 773,227 |
| **Financial liabilities** | | | | | | | |
| Deposits (included interbank and money market item) | 353,198 | 227,738 | 40,448 | 23,704 | - | - | 645,088 |
| Borrowings | - | - | 1,683 | 12,061 | 2,857 | - | 16,601 |
| **Total financial liabilities** | 353,198 | 227,738 | 42,131 | 35,765 | 2,857 | - | 661,689 |
| **Net liquidity gap** | (280,121) | (96,079) | 54,962 | 160,838 | 174,666 | 97,272 | 111,538 |

Unit : Million Baht

| | CONSOLIDATED 2003 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | MATURITY WITHIN | | | | | |
| | MATURITY ON DEMAND | 1 - 3 MONTHS | 3 - 12 MONTHS | 1 - 5 YEARS | MATURITY OVER 5 YEARS | NO MATURITY | TOTAL |
| **Financial assets** | | | | | | | |
| Cash | - | - | - | - | - | 13,190 | 13,190 |
| Securities purchased under resale agreements | - | 42,100 | - | - | - | - | 42,100 |
| Investments in securities-net | - | 20,983 | 19,812 | 30,314 | 35,156 | 37,683 | 143,948 |
| Loans (included interbank and money market item) | 99,219 | 58,696 | 66,995 | 105,919 | 78,680 | 161,986* | 571,495 |
| **Total financial assets** | 99,219 | 121,779 | 86,807 | 136,233 | 113,836 | 212,859 | 770,733 |
| **Financial liabilities** | | | | | | | |
| Deposits (included interbank and money market item) | 314,392 | 242,822 | 47,582 | 18,593 | - | - | 623,389 |
| Securities sold under repurchase agreements | - | 10 | - | - | - | - | 10 |
| Borrowings | - | 3,810 | 1,851 | 10,056 | 8,718 | - | 24,435 |
| **Total financial liabilities** | 314,392 | 246,642 | 49,433 | 28,649 | 8,718 | - | 647,834 |
| **Net liquidity gap** | (215,173) | (124,863) | 37,374 | 107,584 | 105,118 | 212,859 | 122,899 |

* Including non-performing loans

Unit : Million Baht

| | BANK 2004 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | MATURITY WITHIN | | | | | |
| | MATURITY ON DEMAND | 1 - 3 MONTHS | 3 - 12 MONTHS | 1 - 5 YEARS | MATURITY OVER 5 YEARS | NO MATURITY | TOTAL |
| **Financial assets** | | | | | | | |
| Cash | - | - | - | - | - | 19,327 | 19,327 |
| Securities purchased under resale agreements | - | 9,000 | - | - | - | - | 9,000 |
| Investments in securities-net | - | 3,313 | 26,276 | 33,632 | 24,696 | 42,852 | 130,769 |
| Loans (included interbank and money market item) | 66,346 | 111,533 | 69,138 | 161,162 | 153,550 | 47,397* | 609,126 |
| **Total financial assets** | 66,346 | 123,846 | 95,414 | 194,794 | 178,246 | 109,576 | 768,222 |
| **Financial liabilities** | | | | | | | |
| Deposits (included interbank and money market item) | 350,191 | 226,375 | 39,416 | 23,704 | - | - | 639,686 |
| Borrowings | - | - | 1,683 | 11,670 | 2,857 | - | 16,210 |
| **Total financial liabilities** | 350,191 | 226,375 | 41,099 | 35,374 | 2,857 | - | 655,896 |
| **Net liquidity gap** | (283,845) | (102,529) | 54,315 | 159,420 | 175,389 | 109,576 | 112,326 |

Unit : Million Baht

| | BANK 2003 | | | | | | |
|---|---|---|---|---|---|---|---|
| | | MATURITY WITHIN | | | | | |
| | MATURITY ON DEMAND | 1 - 3 MONTHS | 3 - 12 MONTHS | 1 - 5 YEARS | MATURITY OVER 5 YEARS | NO MATURITY | TOTAL |
| **Financial assets** | | | | | | | |
| Cash | - | - | - | - | - | 13,059 | 13,059 |
| Securities purchased under resale agreements | - | 42,100 | - | - | - | - | 42,100 |
| Investments in securities-net | - | 17,950 | 19,595 | 29,188 | 34,722 | 46,144 | 147,599 |
| Loans (included interbank and money market item) | 93,715 | 55,919 | 65,957 | 102,346 | 82,022 | 161,986* | 561,945 |
| **Total financial assets** | 93,715 | 115,969 | 85,552 | 131,534 | 116,744 | 221,189 | 764,703 |
| **Financial liabilities** | | | | | | | |
| Deposits (included interbank and money market item) | 310,932 | 241,107 | 47,356 | 18,588 | - | - | 617,983 |
| Borrowings | - | 3,810 | 1,851 | 9,744 | 8,638 | - | 24,043 |
| **Total financial liabilities** | 310,932 | 244,917 | 49,207 | 28,332 | 8,638 | - | 642,026 |
| **Net liquidity gap** | (217,217) | (128,948) | 36,345 | 103,202 | 108,106 | 221,189 | 122,677 |

* Including non-performing loans

7.8.5 Currency Risk

Currency risk is the risk that occurs from changes in exchange rate which may effect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuates in value of the Bank's financial assets and liabilities.

In managing its foreign exchange risk, it is the Bank's policy to square off its foreign currency denominated assets and liabilities positions in order to affect a net balance of foreign exchange. The Bank, therefore, endeavors to match its foreign currency denominated lending with same currency funding sources in order to minimize its exposure on foreign currency fluctuations. In addition, the Bank manages its exposure to currency risk by setting limits for both overnight and intra-day position, limits for stoploss position and value at risk. These are monitored on a daily basis and in compliance with the Bank of Thailand's regulations on foreign exchange.

As at December 31, 2004 and 2003, the Bank has the following financial assets and liabilities denominated in the various currencies as follows:

Unit : Million Baht

| | CONSOLIDATED 2004 | | | | | |
|---|---|---|---|---|---|---|
| | THB | USD | EURO | YEN | OTHERS | TOTAL |
| **Financial assets** | | | | | | |
| Cash | 19,166 | 163 | 45 | 37 | 57 | 19,468 |
| Securities purchased under resale agreements | 9,000 | - | - | - | - | 9,000 |
| Investments in securities-net | 103,036 | 17,715 | 1,183 | 3,424 | 972 | 126,330 |
| Loans (included interbank and money market item) | 555,621 | 59,531 | 1,052 | 465 | 1,760 | 618,429 |
| **Total financial assets** | 686,823 | 77,409 | 2,280 | 3,926 | 2,789 | 773,227 |
| **Financial liabilities** | | | | | | |
| Deposits (included interbank and money market item) | 632,438 | 11,513 | 687 | 317 | 133 | 645,088 |
| Borrowings | 10,744 | 5,857 | - | - | - | 16,601 |
| **Total financial liabilities** | 643,182 | 17,370 | 687 | 317 | 133 | 661,689 |
| **On-balance sheet items-net** | 43,641 | 60,039 | 1,593 | 3,609 | 2,656 | 111,538 |
| **Off-balance sheet items-contingencies (currency swap contract)** | 35 | (54,836) | (3,576) | (1,698) | (2,108) | (62,183) |

Unit : Million Baht

| | CONSOLIDATED 2003 | | | | | |
|---|---|---|---|---|---|---|
| | THB | USD | EURO | YEN | OTHERS | TOTAL |
| **Financial assets** | | | | | | |
| Cash | 12,830 | 186 | 24 | 83 | 67 | 13,190 |
| Securities purchased under resale agreements | 42,100 | - | - | - | - | 42,100 |
| Investments in securities-net | 113,147 | 26,361 | 425 | 3,336 | 679 | 143,948 |
| Loans (included interbank and money market item) | 508,925 | 56,222 | 1,756 | 2,132 | 2,460 | 571,495 |
| **Total financial assets** | 677,002 | 82,769 | 2,205 | 5,551 | 3,206 | 770,733 |
| **Financial liabilities** | | | | | | |
| Deposits (included interbank and money market item) | 611,186 | 11,734 | 209 | 22 | 238 | 623,389 |
| Securities sold under repurchase agreements | 10 | - | - | - | - | 10 |
| Borrowings | 12,837 | 9,747 | - | 1,851 | - | 24,435 |
| **Total financial liabilities** | 624,033 | 21,481 | 209 | 1,873 | 238 | 647,834 |
| **On-balance sheet items-net** | 52,969 | 61,288 | 1,996 | 3,678 | 2,968 | 122,899 |
| **Off-balance sheet items-contingencies (currency swap contract)** | - | (67,825) | 1,142 | 146 | 15 | (66,522) |

Unit : Million Baht

| | BANK 2004 | | | | | |
|---|---|---|---|---|---|---|
| | THB | USD | EURO | YEN | OTHERS | TOTAL |
| **Financial assets** | | | | | | |
| Cash | 19,132 | 64 | 45 | 37 | 49 | 19,327 |
| Securities purchased under resale agreements | 9,000 | - | - | - | - | 9,000 |
| Investments in securities-net | 106,644 | 18,133 | 1,183 | 3,424 | 1,385 | 130,769 |
| Loans (included interbank and money market item) | 550,552 | 55,303 | 1,052 | 465 | 1,755 | 609,127 |
| **Total financial assets** | 685,328 | 73,500 | 2,280 | 3,926 | 3,189 | 768,223 |
| **Financial liabilities** | | | | | | |
| Deposits (included interbank and money market item) | 630,583 | 7,974 | 686 | 317 | 126 | 639,686 |
| Borrowings | 10,353 | 5,857 | - | - | - | 16,210 |
| **Total financial liabilities** | 640,936 | 13,831 | 686 | 317 | 126 | 655,896 |
| **On-balance sheet items-net** | 44,392 | 59,669 | 1,594 | 3,609 | 3,063 | 112,327 |
| **Off-balance sheet items-contingencies (currency swap contract)** | 35 | (54,836) | (3,576) | (1,698) | (2,108) | (62,183) |

Unit : Million Baht

| | BANK 2003 | | | | | |
|---|---|---|---|---|---|---|
| | THB | USD | EURO | YEN | OTHERS | TOTAL |
| **Financial assets** | | | | | | |
| Cash | 12,828 | 82 | 24 | 83 | 42 | 13,059 |
| Securities purchased under resale agreements | 42,100 | - | - | - | - | 42,100 |
| Investments in securities-net | 115,841 | 26,924 | 424 | 3,336 | 1,074 | 147,599 |
| Loans (included interbank and money market item) | 502,961 | 52,637 | 1,756 | 2,132 | 2,459 | 561,945 |
| **Total financial assets** | 673,730 | 79,643 | 2,204 | 5,551 | 3,575 | 764,703 |
| **Financial liabilities** | | | | | | |
| Deposits (included interbank and money market item) | 608,757 | 8,767 | 210 | 22 | 227 | 617,983 |
| Borrowings | 12,445 | 9,747 | - | 1,851 | - | 24,043 |
| **Total financial liabilities** | 621,202 | 18,514 | 210 | 1,873 | 227 | 642,026 |
| **On-balance sheet items-net** | 52,528 | 61,129 | 1,994 | 3,678 | 3,348 | 122,677 |
| **Off-balance sheet items-contingencies (currency swap contract)** | - | (67,825) | 1,142 | 146 | 15 | (66,522) |

### 7.8.6 Derivatives

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. The following are the derivatives used by the Bank:

1. Forward exchange contracts which are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.
2. Currency and interest rate swaps which are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies and may also involve the exchange of related interest payments.
3. Interest rate swaps which are agreements that involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying or notional principal.

The Bank has set up objectives and policies to manage the foreign exchange risk and interest rate risk from the volatility of foreign exchange rates and interest rates by using the derivatives for serving the client's need and the Bank's assets and liability management purpose. These include forward exchange contracts, currency swaps, interest rate swaps. Such derivatives have different levels of exposures. However, the Bank controls the counterparty risks by setting-up the credit limit based on the normal lending procedures and controls the marketing risks by setting-up the credit limit of stoploss, value at risk and basis point value.

The total notional amounts of the derivatives at the period/year end do not represent the incurred risks from derivative transactions. The risks arising from the derivatives will depend on the changes in price of each derivative type.

The notional amount and the fair value of derivatives as at December 31, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED AND BANK 2004 | | | | |
|---|---|---|---|---|---|
| | NOTIONAL AMOUNT | | | | |
| | LESS THAN 1 YEAR | WITHIN 1-5 YEARS | MORE THAN 5 YEARS | TOTAL | FAIR VALUE ASSETS (LIABILITIES) |
| Forward contracts | 190,214 | 730 | - | 190,944 | 1,724 |
| Currency swap contracts | 32,415 | 84,402 | 28,344 | 145,161 | (129) |
| Interest swap contracts | 19,491 | 95,752 | 6,324 | 121,567 | 213 |

Unit : Million Baht

| | CONSOLIDATED AND BANK 2003 | | | | |
|---|---|---|---|---|---|
| | NOTIONAL AMOUNT | | | | |
| | LESS THAN 1 YEAR | WITHIN 1-5 YEARS | MORE THAN 5 YEARS | TOTAL | FAIR VALUE ASSETS (LIABILITIES) |
| Forward contracts | 162,356 | 772 | - | 163,128 | 666 |
| Currency swap contracts | 8,634 | 41,342 | 3,511 | 53,487 | (202) |
| Interest swap contracts | 11,655 | 69,712 | 2,966 | 84,333 | 489 |

7.8.7 Fair Value of Financial Instruments

Normally, fair value of financial instruments is their quoted market price. However, for many financial instruments, quoted market prices are not available. Fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions including discount rate and estimated cash flow. Hence, estimated fair value from different techniques may significantly differ from each other.

A summary of book value and fair value of financial instruments as at December 31, 2004 and 2003 are as follows:

Unit : Million Baht

| | CONSOLIDATED | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | BOOK VALUE | FAIR VALUE | BOOK VALUE | FAIR VALUE |
| **Financial Assets** | | | | |
| Cash and interbank and money market items | 77,905 | 77,905 | 72,263 | 72,263 |
| Securities purchased under resale agreements | 9,000 | 9,000 | 42,100 | 42,100 |
| Investment in securities | 126,330 | 124,579 | 143,948 | 143,947 |
| Loans and accrued interest receivables | 497,234 | 504,106 | 439,372 | 444,164 |
| **Financial Liabilities** | | | | |
| Deposits and interbank and money market items | 645,088 | 645,176 | 623,389 | 623,659 |
| Liabilities payable on demand | 3,247 | 3,247 | 3,777 | 3,777 |
| Securities sold under repurchase agreements | - | - | 10 | 10 |
| Borrowings | 16,601 | 17,044 | 24,435 | 25,328 |
| Interest payable on deposits | 981 | 981 | 1,586 | 1,586 |

Unit : Million Baht

| | BANK | | | |
|---|---|---|---|---|
| | 2004 | | 2003 | |
| | BOOK VALUE | FAIR VALUE | BOOK VALUE | FAIR VALUE |
| **Financial Assets** | | | | |
| Cash and interbank and money market items | 72,927 | 72,927 | 68,678 | 68,678 |
| Securities purchased under resale agreements | 9,000 | 9,000 | 42,100 | 42,100 |
| Investment in securities | 130,769 | 129,018 | 147,600 | 147,588 |
| Loans and accrued interest receivables | 495,334 | 502,206 | 436,003 | 440,795 |
| **Financial Liabilities** | | | | |
| Deposits and interbank and money market items | 639,686 | 639,784 | 617,983 | 618,252 |
| Liabilities payable on demand | 3,246 | 3,246 | 3,772 | 3,772 |
| Borrowings | 16,210 | 16,603 | 24,043 | 24,849 |
| Interest payable on deposits | 981 | 981 | 1,586 | 1,586 |

The following methods and assumptions are used by the Bank in estimating market values of financial instruments as disclosed herein:

| | |
|---|---|
| Cash : | The carrying amounts approximate fair value. |
| Interbank and money market items - assets: | Fair value calculated based on present value of estimated cash flows, using the current interest rate in the money market. |
| Securities purchased under resale agreements: | The carrying values of securities purchased under resale agreements approximate fair value. |
| Investment in securities : | Fair values for securities are based on estimated market prices as described in Note 3.2 |
| Loans receivable and accrued interest receivable : | - For variable-rate loans that are repriced frequently and have no signifi cant change in credit risk, fair values are based on carrying values.<br>- Fair values of other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality or underlying collat eral values, where applicable.<br>- The carrying amount of accrued interest receivable approximates fair value. |
| Deposit and interbank and money market items - liabilities : | - The fair values disclosed for deposits which are payable on demand by the depositor, are equal to the carrying values of such deposits.<br>- Fair values for fixed-deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits.<br>- The carrying amount of interbank and money market items approxi mates their fair value at the reporting date. |
| Liabilities payable on demand: | The carrying amount of liabilities payable on demand approximates fair value. |
| Securities sold under repurchase agreements: | The carrying value of securities sold under repurchase agreements approximates fair value. |

| | |
|---|---|
| Borrowings: | - The carrying amounts of short-term borrowings maturing within 90 days approximate their fair values.<br>- Fair values of other borrowings are estimated using discounted cash flow analyses based on the BankÕs current incremental borrowing rates for similar types of borrowing arrangements. |
| Interest payable: | The carrying amounts of interest payable approximate their fair values. |
| Off-balance-sheet instruments: | Fair values for off-balance-sheet instruments are based on the difference between contract rate and spot rate at period end as adjusted with risk premium of the remaining terms of the agreements. |

### 7.9 Outstanding Loans, Deposits and Contingencies

Outstanding loans, deposits and contingencies between the Bank and subsidiaries, associated and related companies as at December 31, 2004 and 2003, are as follows:

Unit : Million Baht

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | LOANS | DEPOSITS | CONTINGENCIES | LOANS | DEPOSITS | CONTINGENCIES |
| **Subsidiaries** | | | | | | |
| Real Estate | | | | | | |
| SCB Resolution Corporation Ltd. | - | - | - | - | 2 | - |
| **Total subsidiaries** | - | - | - | - | 2 | - |
| **Associated Companies** | | | | | | |
| Finance & Insurance | | | | | | |
| The Siam Industrial Credit PCL and affiliates | 74 | 238 | 5 | 85 | 295 | 5 |
| Siam Commercial New York Life Insurance PCL | - | 52 | - | - | 64 | - |
| SCB Leasing PCL | 1,646 | 17 | 535 | 2,153 | 1 | 590 |
| Vina Siam Bank (Vietnam) | - | 1 | - | - | - | - |
| Siam Panich Leasing PCL and affiliates | 2,585 | 121 | 30 | 3,130 | 141 | 56 |
| Hunters Asset Mangement Co., Ltd. | - | - | - | - | 12 | - |
| Service | | | | | | |
| Siam Niti Law Office Co., Ltd. | - | 8 | 1 | - | 5 | 1 |
| Siam Cosmos Service Co., Ltd. And affiliates | - | 24 | - | - | 48 | - |
| Real Estate | | | | | | |
| Christiani & Nielsen (Thai) PCL and affiliates | - | 102 | 1,181 | 67 | 125 | 831 |
| Others | | | | | | |
| Saturn Inc. (Cayman Islands) and affiliates | 7 | 2 | - | 71 | 2 | - |
| Nobleclear holding (BVI) Ltd. (Germany) | - | - | 148 | - | - | 139 |
| Siam Press Management Co., Ltd. | - | - | - | - | 31 | - |
| **Total associated companies** | 4,312 | 565 | 1,900 | 5,506 | 724 | 1,622 |
| **Related companies (10 % to 20 % Ownership)** | | | | | | |
| Finance & Insurance | - | - | - | 346 | - | - |
| Service | - | 27 | 2 | 145 | 11 | 2 |
| Real Estate | - | 1 | 81 | - | 1 | 149 |
| Others | 404 | 6 | - | 568 | 52 | - |
| **Total related companies (10% - 20%)** | 404 | 34 | 83 | 1,059 | 64 | 151 |

| | CONSOLIDATED | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | LOANS | DEPOSITS | CONTINGENCIES | LOANS | DEPOSITS | CONTINGENCIES |
| **Related company (Shareholding through debt restructuring process)** | | | | | | |
| ITV PCL. | - | - | - | 813 | 141 | 61 |
| Bangkok Crystal Co., Ltd. | - | - | - | 314 | - | 4 |
| Sri U Thong Co., Ltd. | 118 | 7 | 478 | 99 | 9 | 265 |
| Fuel Pipeline Transportation Co., Ltd. | 975 | 10 | 11 | 1,074 | 13 | 10 |
| Thai Baroda Industries Co., Ltd. | 1,159 | 1 | 383 | 1,118 | 2 | 633 |
| BNH Medical Co., Ltd. | 315 | 16 | 3 | 315 | 10 | 3 |
| SG Land Co., Ltd. and affiliate | 461 | 33 | 4 | 650 | 40 | 3 |
| Mahachai Land Development Co., Ltd. | 332 | 12 | 43 | 344 | 11 | 52 |
| Sigma Concrete Co.,Ltd. | 44 | - | - | - | - | - |
| **Total related companies (Debt restructuring process)** | 3,404 | 79 | 922 | 4,727 | 226 | 1,031 |
| **Related Company (Shareholding through other companies' debt restructuring process)** | | | | | | |
| Puen Pob Paet Co., Ltd. | - | - | - | - | 1 | - |
| CBNP(Thailand) Co., Ltd. | 299 | - | - | 308 | - | - |
| Siam Media and Communication Co., Ltd. and affiliate | 217 | | 1 | 480 | 3 | 2 |
| The Dheves Insurance PCL. | - | 84 | 15 | - | 87 | 4 |
| Supapirom Co., Ltd. | - | - | - | - | 2 | - |
| Donmuang International Airport Hotel Co., Ltd. | - | 27 | 5 | - | 13 | 5 |
| Sonoco (Thailand) Co., Ltd. | - | - | - | - | 21 | 5 |
| Nava 84 Co., Ltd. and affiliate | - | 3 | - | - | 1 | - |
| **Total related companies (Other companies' debt restructuring process)** | 516 | 114 | 21 | 788 | 128 | 16 |
| **Major-shareholder (10 %-20 % Ownership)** | | | | | | |
| The Crown Property Bureau | - | 933 | 2 | - | 1,061 | 2 |
| **Subsidiaries and associated companies of major-shareholder (which are not included in the above lists)** | | | | | | |
| Subsidiaries | - | 367 | - | 3 | 904 | 1 |
| Associated Companies | | | | | | |
| - Siam Sindhorn Co., Ltd. | 1,813 | 65 | 5 | 4,474 | 56 | 10 |
| - Others | 1,539 | 917 | 72 | 1,651 | 418 | 268 |
| **Total related companies (Subsidiaries and associated companies of major-shareholder)** | 3,352 | 1,349 | 77 | 6,128 | 1,378 | 279 |
| **Companies owned / controlled by the Bank's directors / management** | 10 | 33 | 8 | 17 | 11 | 19 |
| **Officers from departmental managers upward** | 136 | 600 | - | 121 | 473 | - |
| **Total** | 12,134 | 3,707 | 3,013 | 18,346 | 4,067 | 3,120 |

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | LOANS | DEPOSITS | CONTINGENCIES | LOANS | DEPOSITS | CONTINGENCIES |
| **Subsidiaries** | | | | | | |
| Finance & Insurance | | | | | | |
| Chatuchak Asset Management Co., Ltd. | - | 10 | - | - | 58 | - |
| The Cambodian Commercial Bank Ltd. (Cambodia) | - | 14 | - | - | 13 | - |
| SCB Securities Co., Ltd. | - | 114 | 4 | 150 | 289 | 4 |
| The Book Club Finance PCL | 213 | - | - | 192 | 7 | - |
| The Samaggi Insurance PCL and affiliates | - | 72 | 1 | - | 44 | - |
| SCB Asset Management Co., Ltd. | - | 11 | - | - | 5 | - |
| Hunters Asset Management Co., Ltd. | - | 13 | - | - | 12 | - |
| Services | | | | | | |
| SCB Business Services Co., Ltd. | - | 29 | - | - | 14 | - |
| SCB Training Centre Co., Ltd. | - | 4 | - | 89 | 4 | 1 |
| Siam Pitiwat Co., Ltd. | - | 12 | - | - | 17 | - |
| Sub Sri Thai Warehouse PCL | - | 5 | 1 | - | 10 | 1 |
| SCB Capital Service Co., Ltd. | - | 41 | - | - | - | - |
| Real Estate | | | | | | |
| SCB Resolution Corporation Ltd. | - | - | - | - | 2 | - |
| Mahisorn Co., Ltd. | 3,158 | 34 | 18 | 3,342 | 39 | 18 |
| Others | | | | | | |
| Astrakhan Investment Ltd. (Hong Kong) and affiliates | 3 | 120 | - | 5 | 119 | - |
| **Total subsidiaries** | 3,374 | 479 | 24 | 3,778 | 633 | 24 |
| **Associated Companies** | | | | | | |
| Finance & Insurance | | | | | | |
| The Siam Industrial Credit PCL and affiliates | 14 | 238 | 5 | 15 | 295 | 5 |
| Siam Commercial New York Life Insurance PCL | - | 52 | - | - | 64 | - |
| SCB Leasing PCL | 1,646 | 17 | 535 | 2,143 | 1 | 590 |
| Vina Siam Bank (Vietnam) | - | 1 | - | - | - | - |
| Siam Panich Leasing PCL and affiliates | 2,410 | 121 | 30 | 2,960 | 141 | 56 |
| Service | | | | | | |
| Siam Niti Law Office Co., Ltd. | - | 8 | 1 | - | 5 | 1 |
| Siam Cosmos Service Co., Ltd. And affiliates | - | 24 | - | - | 48 | - |
| Real Estate | | | | | | |
| Christiani & Nielsen (Thai) PCL and affiliates | - | 102 | 1,181 | 67 | 125 | 831 |
| Others | | | | | | |
| Saturn Inc. and affiliates | 7 | 2 | - | 71 | 2 | - |
| Nobleclear holding (BVI) Ltd. (Germany) | - | - | 148 | - | - | 139 |
| Siam Press Management Co., Ltd. | - | - | - | - | 31 | - |
| **Total associated companies** | 4,077 | 565 | 1,900 | 5,256 | 712 | 1,622 |
| **Related companies (10 % to 20 % Ownership)** | | | | | | |
| Finance & Insurance | - | - | - | 346 | - | - |
| Service | - | 27 | 2 | 145 | 11 | 2 |
| Real Estate | - | 1 | 81 | - | 1 | 149 |
| Others | 404 | 6 | - | 568 | 52 | - |
| **Total related companies (10% - 20%)** | 404 | 34 | 83 | 1,059 | 64 | 151 |

Unit : Million Baht

| | BANK | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | | |
| | LOANS | DEPOSITS | CONTINGENCIES | LOANS | DEPOSITS | CONTINGENCIES |
| **Related company (Shareholding through debt restructuring process)** | | | | | | |
| ITV PCL. | - | - | - | 813 | 141 | 61 |
| Bangkok Crystal Co., Ltd. | - | - | - | 314 | - | 4 |
| Sri U Thong Cc., Ltd. | 118 | 7 | 478 | 99 | 9 | 265 |
| Fuel Pipeline Transportation Co., Ltd. | 975 | 10 | 11 | 1,074 | 13 | 10 |
| Thai Baroda Industries Co., Ltd. | 1,159 | 1 | 383 | 1,118 | 2 | 633 |
| BNH Medical Co., Ltd. | 315 | 16 | 3 | 315 | 10 | 3 |
| SG Land Co., Ltd. and affiliate | 461 | 33 | 4 | 650 | 40 | 3 |
| Mahachai Land Development Co., Ltd. | 332 | 12 | 43 | 344 | 11 | 52 |
| Sigma Concrete Co.,Ltd. | 44 | - | - | - | - | - |
| **Total related companies (Debt restructuring process)** | 3,404 | 79 | 922 | 4,727 | 226 | 1,031 |
| **Related Company (Shareholding through other companies' debt restructuring process)** | | | | | | |
| Puen Pob Paet Co., Ltd. | - | - | - | - | 1 | - |
| CBNP(Thailand) Co., Ltd. | 299 | - | - | 308 | - | - |
| Siam Media and Communication Co., Ltd. and affiliate | - | - | 1 | 263 | 3 | 2 |
| The Dheves Insurance PCL. | - | 84 | 15 | - | 87 | 4 |
| Supapirom Co., Ltd. | - | - | - | - | 2 | - |
| Donmuang International Airport Hotel Co., Ltd. | - | 27 | 5 | - | 13 | 5 |
| Sonoco (Thailand) Co., Ltd. | - | - | - | - | 21 | 5 |
| Nava 84 Co., Ltd. and affiliate | - | 3 | - | - | 1 | - |
| **Total related companies (Other companies' debt restructuring process)** | 299 | 114 | 21 | 571 | 128 | 16 |
| **Major-shareholder (10 %-20 % Ownership)** | | | | | | |
| The Crown Property Bureau | - | 933 | 2 | - | 1,061 | 2 |
| **Subsidiaries and associated companies of major-shareholder (which are not included in the above lists)** | | | | | | |
| Subsidiaries | - | 367 | - | 3 | 904 | 1 |
| Associated Companies | | | | | | |
| - Siam Sindhorn Co., Ltd. | 1,813 | 65 | 5 | 4,474 | 56 | 10 |
| - Others | 1,539 | 917 | 72 | 1,611 | 418 | 268 |
| **Total related companies (Subsidiaries and associated companies of major-shareholder)** | 3,352 | 1,349 | 77 | 6,088 | 1,378 | 279 |
| **Companies owned / controlled by the Bank's directors / management** | 10 | 33 | 8 | 17 | 11 | 19 |
| **Officers from departmental managers upward** | 136 | 600 | - | 121 | 473 | - |
| **Total** | 15,056 | 4,186 | 3,037 | 21,617 | 4,686 | 3,144 |

# REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

**TO THE SHAREHOLDERS AND BOARD OF DIRECTORS**
**THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED**

We have audited the consolidated balance sheet of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheet of The Siam Commercial Bank Public Company Limited as at December 31, 2004, and the related consolidated and Bank's statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated and Bank's financial statements for the year ended December 31, 2003, presented herein for comparison, were audited by another auditor of the same firm whose report thereon dated February 23, 2004 expressed an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Bank's financial statements present fairly, in all material respects, the financial position of The Siam Commercial Bank Public Company Limited and its subsidiaries, and of The Siam Commercial Bank Public Company Limited, as at December 31, 2004, and the results of operations and the cash flows for the year then ended, in conformity with generally accepted accounting principles.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

**BANGKOK**
February 14, 2005

# REPORT OF THE BOARD OF DIRECTORS' RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The Board of Directors is responsible for the consolidated financial statements of the Bank and its affiliated companies and financial information stated in the Annual Report. The Bank's financial statements were prepared in accordance with generally accepted appropriate accounting principles and practices on a regular basis in Thailand. Material information was sufficiently disclosed in the Notes to the Financial Statements.

The Board appointed the Audit Committee who comprises of Independent Directors and Non-executive Director to oversee the quality of financial reports and internal control of the Bank. The Audit Committee's views regarding this issue is disclosed in this Annual Report under the section of the Audit Committee's Report.

In the Board of Directors' opinion, the Bank's internal control system is adequate and can assure the reliability of the consolidated financial statements of the Bank and its affiliated companies as at December 31, 2004.

Mr. Chirayu Isarangkun Na Ayuthaya
Chairman

# SUPPLEMENTARY INFORMATION

# MAJOR SHAREHOLDERS

The Siam Commercial Bank PCL
As of February 15, 2005

Unit: Shares

| NO | SHAREHOLDERS | NUMBER OF ORDINARY SHARES | NUMBER OF PREFERRED SHARES | NUMBER OF TOTAL SHARES | PERCENTAGE OF TOTAL |
|---|---|---|---|---|---|
| 1 | Bureau of the Crown Property and Group | 234,617,435 | 572,781,823 | 807,399,258 | 24.0 |
| 2 | Vayupak Mutual Fund 1 | - | 785,798,200 | 785,798,200 | 23.4 |
| 3 | Asia Financial Holdings Pte Ltd. | 47,900,000 | 112,500,000 | 160,400,000 | 4.8 |
| 4 | Merrill Lynch International-London | 51,491,245 | 80,519,800 | 132,011,045 | 3.9 |
| 5 | Thai NVDR Company Limited | 77,549,596 | - | 77,549,596 | 2.3 |
| 6 | HSBC (Singapore) Nominees Pte Ltd. | 49,028,468 | 2,420,476 | 51,448,944 | 1.5 |
| 7 | Merrill Lynch International- GEF Account Client General THB | 48,160,700 | - | 48,160,700 | 1.4 |
| 8 | Boston Safe Deposit and Trust Company | 42,023,300 | 316,025 | 42,339,325 | 1.3 |
| 9 | State Street Bank and Trust Company | 37,820,768 | 679,820 | 38,500,588 | 1.2 |
| 10 | Government of Singapore Investment Corporation C | 37,427,000 | - | 37,427,000 | 1.1 |
| | Others | 1,090,355,923 | 87,617,638 | 1,177,973,561 | 35.1 |
| | **Total Issued Share Capital** | **1,716,374,435** | **1,642,633,782** | **3,359,008,217** | **100.0** |
| | **Thai Shareholders** | 823,494,678 | 1,254,440,524 | 2,077,935,202 | 61.9 |
| | **Foreign Shareholders** | 892,879,757 | 388,193,258 | 1,281,073,015 | 38.1 |

**Remark :**

(1) *The book closing is for the purpose of updating the names of shareholders only*

(2) Ministry of Finance holds 15,214,380 ordinary shares and 3,051,786 preferred shares which is in total of 18,266,166 share or 0.5% of total share capital.

(3) The figures reported above include (a) 7,631,851 ordinary shares converted from preferred shares on December 30, 2004 and (b) 13,509,990 ordinary shares from the exercise of subordinated debentures in January 17,2005. The Bank's total issued and paid-up share capital was registered with the Ministry of Commerce on January 7 and January 25, 2005, respectively.

# INVESTMENT

Investment of Siam Commercial Bank PCL. in other companies. As of December 31,2004 the companies that bank invests 10% or more than of their issued shares due to Section 258 of Securities and Exchange Act* are as follows :

| | COMPANY/ADDRESS | TYPE OF BUSINESS | TYPE OF SHARES | ISSUED AND PAID UP SHARE CAPITAL (Baht) | PAID-UP SHARES | AMOUNT OF SHARES | PERCENTAGE OF OWNERSHIP* | AMOUNT* (Baht) |
|---|---|---|---|---|---|---|---|---|
| 1 | **Chatuchak Asset Management Co., Ltd.**<br>SCB Head Office Bldg., 8th Floor, Zone C<br>9 Rutchadaphisek Rd., Jatujak Jatujak, BKK.10900<br>Tel : 0-2544-2460 ,0-2544-3010 | Asset Management | Ordinary | 1,000,000,000 | 100,000,000 | 100,000,000 | 100.00% | 6,000,000,000 |
| 2 | **The Cambodian Commercial Bank Co., Ltd.**<br>26 Monivong Road, Sangkat Phsar Tmei 2,<br>Khan Daun Penh, Phnom Penh,Kingdom of Cambodia<br>Tel : 001-855 (23) 426-145, 213-601-2<br>Telefax : 001-855 (23) 426-116 | Banking | Ordinary | $13,000,000 | 130,000 | 130,000 | 100.00% | 634,316,885 |
| 3 | **SCB Business Service Co., Ltd.(1)**<br>SCB (Chidlom Bldg. 2), 7th-8th Floor,<br>1060 Petchaburi New Rd., BKK. 10400<br>Tel : 0-2256-2760 Fax : 0-2250-1115 | Credit card Services | Ordinary | 40,000,000 | 10,000,000 | 10,000,000 | 100.00% | 56,488,300 |
| 4 | **SCB Training Center Co., Ltd.**<br>SCB Head Office Bldg.,<br>9 Rutchadaphisek Rd., Jatujak Jatujak, BKK.10900<br>Tel : 0-2544-1701-2 Fax : 0-2937-7565 | Training Center | Ordinary | 549,000,000 | 5,490,000 | 5,490,000 | 100.00% | 389,504,400 |
| 5 | **Mahisorn Co., Ltd.**<br>SCB Park Plaza Bldg., 21 Floor<br>18-19 Rutchadaphisek Rd.,<br>Jatujak Jatujak, BKK. 10900<br>Tel : 0-2937-5400 Fax : 0-2937-5438 | Property Rental | Ordinary | 3,491,430,000 | 34,914,300 | 34,914,296 | 100.00% | 2,141,565,000 |
| 6 | **SCB Securities Co., Ltd.**<br>Sindhorn Bldg., Tower 3, 25th-26th<br>Floor, 130-132 Wireless Rd.,<br>Lumpinee Pathumwan BKK. 10330<br>Tel : 0-2263-3500, 0-2263-3555 Fax : 0-2263-3811 | Securities | Ordinary | 5,000,000,000 | 500,000,000 | 499,999,986 | 100.00% | 5,107,396,270 |
| 7 | **SCB Asset Management Co., Ltd.**<br>Sindhorn Bldg., Tower 3, 23th Floor,<br>130-132 Wireless Rd.,<br>Lumpinee Pathumwan, BKK. 10330<br>Tel : 0-2263-2800 Fax : 0-2263-4004 | Fund Management | Ordinary | 100,000,000 | 20,000,000 | 20,000,000 | 100.00% | 174,765,327 |
| 8 | **Siam Pitiwat Co., Ltd.**<br>569 Ramkumhang 39, Wangthonglang,<br>Bangkapi, BKK. 10310<br>Tel : 0-2530-7500 Fax : 0-2530-7515-6 | Appraisal Services | Ordinary | 10,000,000 | 1,000,000 | 999,972 | 100.00% | 9,999,720 |
| 9 | **SCB Capital Service Co., Ltd.(3)**<br>Muangthai-Patra Complex Tower 1<br>15th,18th, 19th Floor, Ratchadaphisek Rd.,<br>Huakhwang, BKK<br>Tel : 0-2697-3217 Fax : 0-2697-3203 | Asset Management | Ordinary | 50,000,000 | 10,000,000 | 10,000,000 | 100.00% | 49,999,965 |
| 10 | **Christiani & Nielsen Construction (Thai) Co.,Ltd.(3)**<br>50/670 Soi Lasal, Sukhumvit 105 Rd.<br>Bang Na, Bang Na, BKK 10260<br>Tel : 0-2398-0158 | Construction | Ordinary | 1,000,000 | 10,000 | 9,994 | 100.00% | 1,000,000 |
| 11 | **CN Advisory Co.,Ltd.(3)**<br>50/670,Moo 3,Lasal,Sukhumvit Rd.<br>Bangna,Bangna,BKK 10260<br>Tel : 0-2398-0158 | Consultant | Ordinary | 1,000,000 | 10,000 | 9,993 | 100.00% | 1,000,000 |
| 12 | **Astrakhan Investment Ltd. (1)**<br>Suit 1609, Jardine House,<br>1 Connaught Place,Central Hong Kong<br>Tel (852)2524-4085 Fax(852) 2845-0293 | Holding | Ordinary | HKD100,000 | 100,000 | 99,990 | 99.99% | 1,542,646 |
| 13 | **CNT Holdings Limited(3)**<br>50/670 Moo 3, Soi Sukhumvit 105, Sukhumvit Rd.<br>Bang Na, Bang Na, BKK 10260<br>Tel : 0-2398-0158 | Holding | Ordinary | 2,600,000,000 | 260,000,000 | 259,999,993 | 99.99% | 2,599,999,930 |
| 14 | **Power Consultant Co.,Ltd.(3)**<br>388,SP Bldg. ,Phahonyothin Rd.<br>Samsen Nai,Phayathai,BKK 10400<br>Tel : 0-2273-0032 | Sub-contraction for construction building | Ordinary | 10,000,000 | 1,000,000 | 999,994 | 99.99% | 4,159,970 |
| 15 | **SG Land Co., Ltd. (2)**<br>M Floor SG Tower Bldg. Soi Mahatleklaung<br>Rachdamri Rd. BKK<br>Tel : 0-2651-8855 Fax : 0-2651-8575 | Real Estate | Ordinary | 100,450,000 | 20,090,000 | 20,045,899 | 99.78% | 88,740,499 |

| COMPANY/ADDRESS | TYPE OF BUSINESS | TYPE OF SHARES | ISSUED AND PAID UP SHARE CAPITAL (Baht) | PAID-UP SHARES | AMOUNT OF SHARES | PERCENTAGE OF OWNERSHIP* | AMOUNT* (Baht) |
|---|---|---|---|---|---|---|---|
| 16 **The Book Club Finance PCL.**<br>SCB (Chidlom Bldg. 2), 3rd-4th Floor,<br>1060 Petchaburi Rd.,Rajthewee, BKK. 10400<br>Tel : 0-2251-5555, 0-2255-8999<br>Fax : 0-2255-1506 | Finance | Ordinary<br>Preferred | 918,353,715<br>500,000,000 | 183,670,743<br>100,000,000 | 154,498,108<br>100,000,000 | 54.46%<br>35.25% | 1,544,981,080<br>1,000,000,000 |
| 17 **Siam Sat Network Co.,Ltd.(1),(3)**<br>SCB Park Plaza Bldg., Tower 2 west, 21 Floor<br>18 Rutchadaphisek Rd., Jatujak Jatujak, BKK. 10900<br>Tel : 0-2937-5071, 0-2937-5077 Fax : 0-2937-5077 | Satellite Service | Ordinary | 112,500,000 | 11,250,000 | 9,964,012 | 88.57% | 99,640,120 |
| 18 **Mahachai Land Development Co., Ltd. (2)**<br>109 Moo 8 Bangna-Trad Rd.,<br>KM 2-5 Bangna BKK 10260<br>Tel. 0-2398-0027 Fax : 0-2399-2446 | Real Estate | Ordinary | 14,531,200 | 145,312 | 114,489 | 78.79% | 11,448,900 |
| 19 **Siam Technology Service Co., Ltd. (1)**<br>SCB Park Plaza Bldg., Tower 1 west,<br>18 Rutchadaphisek Rd., Jatujak Jatujak, BKK. 10900 | Consultant | Ordinary | 30,000,000 | 2,999,991 | 2,249,993 | 75.00% | 19,500,001 |
| 20 **SICCO Securities PCL.(3)**<br>Sindhorn Tower2, 1st - 2nd, 5th - 6 th Floor,<br>130-132 Wireless Rd., Lumpini,<br>Patumwan, BKK 10330<br>Tel : 0-2627-3100 Fax : 0-2263-2043 | Securities | Ordinary<br>Warrant | 637,205,880 | 637,205,880<br>157,500,000 | 451,457,860<br>19,951,665 | 70.85%<br>12.67% | 719,728,189<br>- |
| 21 **Samaggi Insurance PCL.**<br>Samaggi Insurance Bldg., 12th Floor, North Park,<br>2/4 Viphavadee Rungsit Rd., Donmuang BKK. 10210<br>Tel : 0-2955-0100-29 Fax : 0-2955-0150-1 | Insurance | Ordinary<br>Warrant | 298,595,040 | 59,719,008<br>29,719,008 | 35,686,600<br>17,665,800 | 59.75%<br>59.44% | 67,258,334<br>1 |
| 22 **Zigma Concret Co., Ltd.(2)**<br>12th Floor S.P. Building 388 Phaholyathin Rd.<br>Phayathai BKK 10400 | Manufacturing and sell ready mixed concrets | Ordinary | 108,537,620 | 10,853,762 | 6,384,093 | 58.82% | 1 |
| 23 **Sub Sri Thai Warehouse PCL.**<br>2044/25-27 Petchaburi New Rd., BKK. 10320<br>Tel : 0-2314-0412, 0-2314-3132, 0-2318-3491-2<br>Fax : 0-2318-3490 | Warehousing & Silo | Ordinary | 121,000,000 | 12,100,000 | 7,052,995 | 58.29% | 146,873,714 |
| 24 **Chesterton Thai Property Consultants Co., LTd. (1),(3)**<br>161/1 8th Floor, SG Tower, Soi Mahadlek Luang 3,<br>Ratchadamri Rd., Lumpini Pathumwan BKK | Asset Management Consultant | Ordinary | 27,000,000 | 270,000 | 137,696 | 51.00% | 13,770,000 |
| 25 **Hunters Assets Management Co.,Ltd.(3)**<br>130 - 132 Sinfhorn Tower 3 Wireless Rd.,<br>Lumpini, Pathumwan, BKK 10330 | Fund Management | Ordinary | 25,000,000 | 3,000,000 | 1,500,000 | 50.00% | 12,500,000 |
| 26 **Siam Niti Law Office Co., Ltd.**<br>SCB Park Plaza Bldg., Tower 1 West, 12th Floor,<br>18 Rutchadaphisek Rd., Jatujak Jatujak, BKK. 10900<br>Tel : 0-2937-5000 Fax : 0-2937-5001 | Consultant | Ordinary | 16,000,000 | 160,000 | 78,394 | 49.00% | 8,088,976 |
| 27 **Sri U-Thong Co., Ltd. (2)**<br>388 12th Floor SP Bldg. Paholyothin Rd.<br>Sarmsean, Phayathai BKK<br>Tel : 0-2273-0032 | Construction | Ordinary | 1,074,252,310 | 108,435,609 | 46,030,206 | 42.85% | 7,275 |
| 28 **Christiani & Nielsen (Thai) PCL.**<br>50/670 Sukhumvit Rd., 105 (LaSall),<br>Bangna, BKK. 10260<br>Tel : 0-2398-0158 Fax : 0-2398-9860 | Construction | Ordinary | 401,161,682 | 401,161,682 | 166,313,259 | 41.46% | 534,323,501 |
| 29 **SCB Leasing PCL.**<br>Sindhorn Bldg.Tower3 27th Floor<br>130-132 Wireless Rd. Lumpinee<br>Pathumwan BKK 10330<br>Tel:0-2263-2990 Fax:0-2263-2991 | Leasing | Ordinary | 105,769,140 | 10,576,914 | 4,305,358 | 40.71% | 40,867,620 |
| 30 **The Siam Industrial Credit PCL.**<br>Sindhorn Bldg., Tower 2, 3-5th Floor,<br>130-132 Wireless Rd., Lumpini,<br>Patumwan, BKK. 10330<br>Tel : 0-2263-2100, 0-2650-9990<br>Fax : 0-2263-2044-6 | Finance | Ordinary<br>Warrant-3 | 2,984,876,820 | 596,975,364<br>48,489,077 | 230,883,188<br>23,116,624 | 38.68%<br>47.67% | 1,249,948,648<br>1 |
| 31 **Saturn Inc.**<br>The Bank of Nova Scotia Building<br>P.O. Box 884 Grand Cayman<br>Cayman Islands BWI. | Holding | Ordinary | $400,378 | 40,037,800 | 15,250,000 | 38.09% | 5,314,998 |

| COMPANY/ADDRESS | TYPE OF BUSINESS | TYPE OF SHARES | ISSUED AND PAID UP SHARE CAPITAL (Baht) | PAID-UP SHARES | AMOUNT OF SHARES | PERCENTAGE OF OWNERSHIP* | AMOUNT* (Baht) |
|---|---|---|---|---|---|---|---|
| 32 **Cargrill Siam Limited.**<br>Sindhorn Bldg., Tower 2, 18th Floor,<br>130-132 Wireless Rd., Lumpini, Patumwan,<br>BKK. 10330<br>Tel : 0-2263-2929 Fax : 0-2263-2940 | Agribusiness | Preferred | 48,003,000 | 480,030 | 176,000 | 36.66% | 17,600,000 |
| 33 **Siam Media and Communication Co., Ltd. (1)**<br>SCB Park Plaza Bldg., Tower 2 West, 17-22th Floor,<br>18 Rutchadaphisek Rd., Jatujak Jatujak, BKK. 10900 | Holding | Ordinary | 700,000,000 | 7,000,000 | 2,333,800 | 33.34% | 1 |
| 34 **Vina Siam Bank**<br>2 Pho Duc Chinh Street, District 1, Ho Chi Minh City,<br>The Socialist Republic of Vietnam<br>Tel : 001-84 (8) 821-0557, 821-0630,<br>821-5353, 821-5355<br>Fax : 001-84 (8) 821-0585 | Banking | Ordinary | $20,000,000 | 200,000 | 66,000 | 33.00% | 226,687,476 |
| 35 **Thai Baroda Industries Co., Ltd. (2)**<br>3 Map Ta Phut Industrial Estate, I-1 Rd.,<br>Rayong 21150 (P.O. BOX 61)<br>Tel : 0-38 68-3102-3, 0-3868-3600-6<br>Fax : 0-3863-8101 | Vehicles & Parts | Ordinary | 905,000,000 | 9,050,000 | 2,831,140 | 31.28% | 266,898,261 |
| 36 **Siam Children Care Co., Ltd.(1),(3)**<br>(Being in process of dissolution, no address) | Nursery | Ordinary | 5,000,000 | 500,000 | 150,000 | 30.00% | - |
| 37 **Siam Banpu Leasing(2002) Co.,Ltd.(3)**<br>371 Samchai Rd., Hatyai, Songkhla 90110 | Hire Purchase | Ordinary | 100,000,000 | 10,000 | 3,000 | 30.00% | 30,000,000 |
| 38 **Siam Cosmos Service Co., Ltd.**<br>Maneeya Center Bldg., 14th Floor,<br>518/5 Ploenchit Rd., BKK. 10330<br>Tel : 0-2257-4100 Fax : 0-2257-4155 | Insurance Broker | Ordinary | 6,000,000 | 60,000 | 17,500 | 29.17% | 4,052,630 |
| 39 **Siam Panich Leasing PCL.**<br>32/24-26, 53 Soi Sukhumvit 21 (Asoke),<br>Sukhumvit Rd., BKK. 10110<br>Tel : 0-2260-1200, 0-2661-7020 Fax : 0-2260-1209 | Hire Purchase | Ordinary | 2,149,821,720 | 214,982,172 | 60,136,561 | 27.97% | 1,689,885,946 |
| 40 **Siam Commercial New York Life Insurance PCL.**<br>SCB (Chidlom Bldg. 1), 4th-10th<br>Floor, 1060 Petchaburi New Rd., BKK. 10400<br>Tel : 0-2655-3000 Fax : 0-2256-1666 | Life Insurance | Ordinary | 500,000,000 | 50,000,000 | 12,500,000 | 25.00% | 133,216,996 |
| 41 **WTA(Thailand) Co.,Ltd.**<br>313 C.P. Tower Silom Rd., Bangrak BKK 10500 .<br>Tel : 0-2699-1609 Fax : 0-2643-1881 | Holding | Ordinary | 25,000 | 1,000 | 250 | 25.00% | 1 |
| 42 **Nava 84 Co.,Ltd.(2)**<br>313 C.P. Tower Silom Rd., Bangrak BKK10500 .<br>Tel : 0-2638-2781 Fax : 0-2631-0969 | Holding | Ordinary | 1,203,000,000 | 150,000,000 | 37,499,998 | 25.00% | 137,442,741 |
| 43 **Kinsun(Thailand) Co., Ltd.(3)**<br>587 Viriyathaworn, Sutthisanwinitchai Rd.,<br>Dindaeng BKK 10320 | Contractor | Ordinary | 30,000,000 | 30,000 | 7,500 | 25.00% | 136,380,000 |
| 44 **CBNP (Thailand) Co., Ltd.(2)**<br>719 KPN Tower Bldg. RAMA 9 Rd.<br>Bangkapi,Huaikhwang, BKK 10310<br>Tel : 0-2717-0112-3 | Rental Business | Ordinary | 100,000 | 1,000 | 208 | 20.80% | 20,800 |
| 45 **The Dheves Insurance PCL.**<br>99 Dheves Bldg.,<br>Ratchadamnernklang Rd., BKK. 10200<br>Tel : 0-2280-0985-96 Fax : 0-2280-0399 | Insurance | Ordinary | 120,000,000 | 12,000,000 | 2,143,180 | 17.87% | 153,662,275 |
| 46 **Siam Medicare Co., Ltd.(3)**<br>77/37 Soi Sanaaikom1 Phaholyothin Rd., BKK 10900<br>Tel : 0-2941-7750 | Manufacturing and wholesaler of generic drugs | Ordinary | 14,000,000 | 14,000 | 2,450 | 17.50% | - |
| 47 **Amari Airport Hotel**<br>333 Cherd Wudthakas Rd., Don Muang, BKK. 10210<br>Tel : 0-2566-1020 Fax : 0-2566-1941 | Hotel | Ordinary | 120,000,000 | 1,200,000 | 204,000 | 17.00% | 85,723,320 |
| 48 **Fuel Pipeline Transportion Co., Ltd.(2)**<br>424 Moo 8, Viphavadee Rungsit Rd.,<br>Donmuang, BKK. 10210<br>Tel : 0-2574-6180-3 Fax : 0-2929-5735 | Transportation | Preferred | 1,592,000,000 | 15,920,000 | 2,666,176 | 16.75% | 266,617,600 |

| COMPANY/ADDRESS | TYPE OF BUSINESS | TYPE OF SHARES | ISSUED AND PAID UP SHARE CAPITAL (Baht) | PAID-UP SHARES | AMOUNT OF SHARES | PERCENTAGE OF OWNERSHIP* | AMOUNT* (Baht) |
|---|---|---|---|---|---|---|---|
| 49 **BNH Medical Centre Co., Ltd.**<br>9 Convent Rd., Silom BKK. 10500<br>Tel : 02-632-0550 | Healthcare services | Ordinary | 586,119,350 | 58,611,935 | 7,620,307 | 13.00% | 63,703,070 |
| 50 **Thai Obayasi Corporation Co., Ltd.**<br>Nantawan Bldg., 16th Floor,<br>161 Rajdamri Rd., BKK.10330<br>Tel : 0-2252-5200 | Construction | Ordinary | 10,000,000 | 20,000 | 2,500 | 12.50% | 77,191,450 |
| 51 **Puen Pob Paet Co., Ltd.(2)**<br>444 9th Floor, MBK Tower, Phayathai Rd.,<br>Pathumwan, BKK. 10330<br>Tel : 0-2611-4745 Fax : 0-2611-4746 | Healthcare services | Ordinary | 1,000,000 | 100,000 | 11,289 | 11.29% | 232,884 |
| 52 **Premier Products Co.,Ltd.(2)**<br>38 Moo 6, Soi Premier 2, Srinakarintara Rd.,<br>Nong Bon, Prawet, BKK 10260<br>Tel: 0-2301-2100 | Manafacturer - Waste water treatment | Ordinary | 167,500,000 | 167,500,000 | 18,029,865 | 10.76% | 13,363,960 |
| 53 **Thai U.S. Leather Co., Ltd.**<br>39/98 Moo 2, Bangkrajao, Muang Samuthsakhon,<br>Samuthsakhon 74000<br>Tel : 0-3449-0082 | Industry | Ordinary | 193,750,000 | 25,000,000 | 2,500,000 | 10.00% | 19,375,000 |
| 54 **Narathiwat Thani Co., Ltd.**<br>946 Rama IV Rd., Silom BKK. 10500<br>Tel : 0-2636-3600 Fax : 0-2636-3545 | Hotel | Ordinary | 180,000,000 | 18,000,000 | 1,800,000 | 10.00% | 17,889,480 |
| 55 **Navuti Co., Ltd.**<br>Rajanakarn Bldg., 16th Floor,<br>183 South Sathorn Rd., Yannawa,<br>Sathorn, BKK. 10120<br>Tel : 0-2676-6081-4 Fax : 0-2676-6080 | Agribusiness | Ordinary | 60,000,000 | 600,000 | 60,000 | 10.00% | 6,000,000 |
| 56 **Angthong Sugar Terminal Ltd.**<br>408/145 34th Floor Phaholyotin Place Bldg.<br>Phaholyothin Rd. Payathai BKK 10400<br>Tel : 0-26190680 Fax : 0-2619-0069 | Warehouse | Ordinary | 50,000,000 | 500,000 | 50,000 | 10.00% | 5,000,000 |
| 57 **Fortis Co., Ltd.**<br>3 Moo 7, Kingkaew-Ladkrabang Rd.,<br>Rajatheva Bangplee, Samutprakarn 10540<br>Tel : 0-2326-6420-3 Fax : 0-2326-6425 | Commercial | Ordinary | 40,000,000 | 400,000 | 40,000 | 10.00% | 4,000,000 |
| 58 **Siam Commercial Development Co., Ltd.(1)**<br>SCB Park Plaza Bldg.,<br>18-19 Rutchadaphisek Rd.,<br>Jatujak Jatujak, BKK. 10900 | Holding | Ordinary | 15,000,000 | 250,000 | 25,000 | 10.00% | 1,500,000 |
| 59 **Siam Cement Myanmar Trading Ltd.**<br>291 (B) Shwedagon Pagoda Rd.<br>Dagon Township, Yangon, Myanmar<br>Tel : 95-1-246-134 Fax : 95-1-252-190 | Commercial | Ordinary | 1,320,000 | 220 | 22 | 10.00% | 559,281 |
| 60 **Premas(Thailand) Co.,Ltd.**<br>SCB Park Plaza Bldg.,<br>18 Rutchadaphisek Rd., Jatujak Jatujak, BKK. 10900<br>Tel : 0-2937-5400 Fax : 0-2937-5438 | Property Management | Ordinary | 12,500,000 | 250,000 | 25,000 | 10.00% | 1,250,000 |
| 61 **Nanachart Traders Consolidation Limited(3)**<br>34/3,Lang Suan,Phloenchit Rd. Lumpini,<br>Pathumwan,BKK 10330<br>Tel : 0-2652-2020 | Agribusiness | Ordinary | 20,000,000 | 20,000 | 2,000 | 10.00% | 2,000,000 |
| 62 **Siam Sindhorn Property Co.,Ltd.(3)**<br>Sindhorn Bldg., Tower 1, 7th Floor,<br>130-132 Wireless Rd., Lumpini,<br>Patumwan, BKK. 10330<br>Tel : 0-2263-2500 | Property Rental | Ordinary | 600,000,000 | 6,000,000 | 600,000 | 10.00% | 60,000,000 |

**Remark :**

* *In case of indirect investment by bank's affiliates, in which the Bank holds more than 30% of theirs shares, the figures will depict the total percentage of shareholding and investment value of the Bank and its affiliates.*

*(1) Discontinued operations ,being in process of dissolution or in process of liquidation.*

*(2) Invested from Debt Restructuring.*

*(3) The company which the Bank's affiliates, in which the Bank hold more than 30% of theirs shares, invest without any direct investment from bank.*

# LIST OF EXECUTIVES
## (SENIOR VICE PRESIDENT UP)

As of January 1, 2005

**KHUNYING JADA WATTANASIRITHAM**
**President and Chief Executive Officer**

Advisor to Strategy And Review Committee
Mr. Wirutt Rattanaporn

### CORPORATE BANKING GROUP

Group Head, Corporate Banking Group
**Mr. Sirichai Sombutsiri, SEVP**

**CORPORATE DIVISION 1**
Division Head, Corporate Division 1
**Mr. Sarunthorn Chutima, EVP**

Mr. Seksom Intralawan, SVP
Mr. Sommai Ungsrithong, SVP

**CORPORATE DIVISION 2**
Division Head, Corporate Division 2
**Mr. Grish Attagrish, EVP**

Mr. Thongchai Na Nakorn, SVP
Mr. Tada Potiwihok, SVP

**CORPORATE DIVISION 3**
Division Head, Corporate Division 3
**Mrs. Chantima Chaturaphat, EVP**

Miss Kluaymai Devahastin, SVP
Mr. Silpajai Kharuharatana, SVP

**SME DIVISION**
Division Head, SME Division
**Mrs. Paspun Suwanchinda, EVP**

Mr. Kraisee Patrawart, SVP
Mr. Nibondh Namdhavaj, SVP
Mrs. Somana Siksamat, SVP
Mr. Watana Sangvongmai, SVP
Mr. Bancha Chaiprasop, SVP
Mr. Nimit Savetkairop, SVP
Mr. Tawatchai Ongrosanakul, SVP
Mr. Meechai Angsurat, SVP
Mr. Thanya Pacharakeratikul, SVP
Mr. Yingsak Tantinuchawong, SVP
Mr. Chalao Wattanapong, SVP

**JAPANESE DIVISION**
Division Head, Japanese Division
**Mr. Charlie Wannawasu, EVP**

Mr. Junichiro Watanabe, SVP

**FINANCIAL AND INSTITUTIONAL DIVISION**
Division Head, Financial and Institutional Division
**Mrs. Maleeratna Plumchitchom, EVP**

Mr. Nattapong Samit-Ampaipisarn, SVP

**BUSINESS PRODUCTS DIVISION**
Division Head, Business Products Division
**Mr. Somchai Sanyalaksiri, EVP**

Mr. Satit Phoojaruen-Chanachai, SVP
Miss Jinda Chobpattana, SVP

Mrs. Wanna Harindhanavudhi, SVP

## BUSINESS CASH MANAGEMENT GROUP

Group Head, Business Cash Management Group
**Mr. Charamporn Jotikasthira, EVP**

Mr. Voravit Apisitipich, SVP
Miss Bussakorn Pao-In, SVP
Mrs. Namthip Potisat, SVP

## RETAIL BANKING GROUP

Group Head, Retail Banking Group
**Mrs. Kannikar Chalitaporn, SEVP**

### PPODUCTS AND MARKETING DIVISION

Division Head, Products and Marketing Division
**Mr. Pradeep Kumar Roy, EVP**

Mr. Kelvin Foo Yoong Tao, SVP
Mrs. Prassanee Ouiyamapun, SVP
Mr. Sompong Hongharnnarong, SVP
Mr. Supoj Ruchinaronk, SVP
Miss Saowaros Siriwan, SVP
Mr. Athichart Mukdaprakorn, SVP

### RETAIL CREDIT DIVISION

Mr. Meechai Kongsangchai, SVP
Mr. Somphob Chaiprapar, SVP

### BUSINESS SUPPOR DIVISION

Mr. Ar-Kom Siroratanarungsi, SVP
Mrs. Namtip Gajanandana, SVP

### SALES AND SERVICE DIVISION

Division Head, Sales and Service Division
**Mr. Na Bhengbhasang Krishnamra, EVP**

Mr. Kosint Thitapas, SVP
Mr. Pisanu Liddelow, SVP
Mr. Preecha Praechinavong, SVP
Mr. Praves Suttirat, SVP
Mr. Supote Suvanphun, SVP
Miss Duangkamon Chaiyaphuntu, SVP
Mr. Chainarong Sombatsiri, SVP
Mrs. Saitantip Sadubbundit, SVP
Mr. Somkiat Kuvichitsuwan, SVP

## TREASURY GROUP

Mr. Pakorn Peetathawatchai, SVP
Mr. Aphisak Kiewkarnkha, SVP

## PRIVATE BANKING GROUP

Head of Private Banking Group
**Mrs. Arunrat Bovornvirakit, SVP**

## SPECIAL ASSETS GROUP

Group Head, Special Assets Group
**Mr. Permpoon Krairiksh, EVP**

Mr. Chalit Satidthong, SVP
Mr. Varin Chalanuchpong, SVP
Mr. Preecha Loaraksa, SVP
Mr. Manus Kapayasri, SVP
Mr. Suwit Tansayanond, SVP
Mr. Sakesom Srirungruangdeja, SVP
Mr. Thanawat Natipodhi, SVP

## HUMAN RESOURCES GROUP

Chief HR Officer
**Mr. Wuchien Michael Than, SEVP**

**TRAINING DIVISION**
Mrs. Arunee Jittanon, SVP

**STAFFING AND DEVELOPMENT DIVISION**
Mr. Wuchien Michael Than, SEVP (Acting)

**HR ADMINISTRATION DIVISION**
Miss Cherdsiri Sukserm, SVP

**HR CLIENT SERVICES DIVISION**
Mr. Kongpob Watanasin, SVP

## INFORMATION TECHNOLOGY GROUP

Group Head Information Technology Group
**Mr. Deepak Sarup, SEVP**

**IT SOLUTION 1 DIVISION**
Miss Siripen Olankijcharoen, SVP

**IT SOLUTION 2 DIVISION**
Mr. Samphan Tirawat, SVP

**IT OPERATIONS DIVISION**
Mr. Sawat Suphamajsirikul, SVP

**DATA MANAGEMENT DIVISION**
Mr. Pol Narongdej, SVP

Mr. Pratuck Wongsinkongman, SVP

## RISK MANAGEMENT GROUP

Chief Risk Officer
**Mr. Yokporn Tantisawetrat, EVP**

**CREDIT RISK DIVISION**
Chief Credit Officer
**Mrs. Sutharntip Phisitbuntoon, EVP**

Mr. Kiradit Arromdee, SVP
Mr. Amorn Vacharakorn, SVP
Mrs. Duangmarn Chuchinda, SVP
Mrs. Sutida Wongthaweepipat, SVP

**MARKET RISK MANAGEMENT**
Mr. Poonpat Sripleng, SVP

**FRAUD MANAGEMENT DIVISION**
Mr. Pongsit Chaichutpornsuk, SVP

## OPERATIONS GROUP

Group Head, Operations Group
**Mr. Adrian Seow Chin Hwee, EVP**

PAYMENTS AND SETTLEMENTS DIVISION
Mr. Mana Varapukde, SVP

CREDIT OPERATIONS DIVISION
Mr. Sinchai Chaisiripoomkere, SVP

COLLECTTIONS DIVISION
Mr. Chanon Kongmeesuk, SVP

CARD OPERATIONS DIVISION
Mrs. Benjaporn Shinapongprasert, SVP

TREASURY AND FUNDS MANAGEMENT OPERATIONS DIVISION
Miss Siriporn Chuencharoenwong, SVP
Miss Ariya Nilprasit, SVP

TRADE AND CUSTODY OPERATIONS DIVISION
Mr. Sombat Buranakitsin, SVP

## FINANCE GROUP

Chief Financial Officer
**Mrs. Kannika Ngamsopee, EVP**

FINANCIAL REPORTING AND CONTROLS DIVISION
Mr. Krieng Wongnongtaey, SVP

MANAGEMENT REPORTING AND FINANCIAL PLANNING DIVISION
Mr. Narongchai Wongthanavimok, SVP

BALANCE SHEET MONITORING DIVISION
Mr. Tanakom Buspavanich, SVP

INVESTOR RELATIONS DIVISION
Mrs. Siribunchong Uthayophas, SVP (Acting)

FINANCIAL MANAGEMENT SYSTEMS DIVISION
Mr. Somphop Amonrattanasak, SVP

## AUDIT GROUP, RETAIL

Chief Audit Officer, Retail
**Mr.Yothin Pibulkasetkit, SVP**
*(Effective on January 26, 2005)*

## AUDIT GROUP, NON RETAIL

Chief Audit Officer, Non-Retail
**Mr. Varoon Kanjanapoo, SVP**

Mr. Senee Vacharasiritham, SVP

## CHANGE PROGRAM

SEVP, Change Program
**Mr. Deepak Sarup, SEVP**

Mr. Thongchai Pingkarawat, SVP
Mr. Kovit Paopuka, SVP
Mr. Amarit Laorakpong, SVP
Mrs. Chayathip Chuvanichanon, SVP
Mrs. Saisri Potiwihok, SVP

**CHANGE PROGRAM MANAGEMENT OFFICE**
Mrs. Ongorn Abhakorn Na Ayudhya, SVP

**EQUITY INVESTMENT DIVISION**
Mr. Veerathai Santiprabhob, SVP

**BOARD SECRETARIAT AND CORPORATE COMMUNICATIONS OFFICE**
Mrs. Siribunchong Uthayophas, SVP

**CENTRAL ADMINISTRATION DIVISION**
Mr. Saroch Indragajita, SVP

**SCB 100th ANNIVERSARY**
Mrs. Anchalipan Amornvivat, SVP

**THE BANK' S EXECUTIVES ASSIGNED TO PERFORM MANAGERIAL DUTIES AT AFFILIATED COMPANIES**
Mr. Chiravuthi Bunyasiri, EVP
Mr. Karoon Lao-Haratanun, SVP

# BANKING NETWORK

| | | | | |
|---|---|---|---|---|
| **Area Office** | | | **16** | **Offices** |
| **Branch, all nationwide** | | | **562** | **Branches** |
| Bangkok | 173 | Branches | | |
| Vicinity | 54 | Branches | | |
| Upcountry | 335 | Branches | | |
| **Overseas Branch** | | | **3** | **Branches** |
| **Business Relationship Center** | | | **41** | **Centers** |
| **Special Assets Center** | | | **37** | **Centers** |
| **International Trade Service Center** | | | **36** | **Centers** |
| **Foreign Exchange Center** | | | **93** | **Centers** |
| Bangkok | 35 | Centers | | |
| Tourist spots, Upcountry | 58 | Centers | | |
| **ATM** | | | **1,959** | **Machines** |

**SCB Easy Call Center, Tel. 0-2777-7777**

# AREA OFFICES

| | | TELEPHONE | FAX |
|---|---|---|---|
| Chidlom | Ratchathewi, Bangkok | 0-2256-1226-33 | 0-2256-2748 |
| Wisut Kasat | Phra Nakhon, Bangkok | 0-2629-0631-6 | 0-2629-0630 |
| Pracha Chun | Bang Su, Bangkok | 0-2913-6034-7 | 0-2913-6159 |
| Ram-Inthra | Bangkhen, Bangkok | 0-2943-5070-2 | 0-2943-6509 |
| Thepha Rak | Muang, Samut Prakan | 0-2754-9946-7 | 0-2754-9855 |
| Thanon Ratchadaphisek (Thaphra) | Thon Buri, Bangkok | 0-2477-2375 | 0-2477-1351 |
| Sanam Bin Nam | Muang, Nonthaburi | 0-2952-4174-7 | 0-2952-4178 |
| Tha Phae | Muang, Chiang Mai | 0-5381-8485 | 0-5381-8487 |
| Nakhon Sawan | Muang, Nakhon Sawan | 0-5631-1388 | 0-5622-1558 |
| Kaeng Khoi | Kaeng Khoi, Saraburi | 0-3624-4056 | 0-3624-4493 |
| Thanon Pho Si | Muang, Udon Thani | 0-4222-3959 | 0-4222-3780 |
| Thanon Mittraphap | Muang, Nakhon Ratchasima | 0-4425-5335 | 0-4426-2850 |
| Chom Thian | Bang Lamung, Chon Buri | 0-3823-2571-2 | 0-3823-1559 |
| Phra Prathon | Muang, Nakhon Pathom | 0-3421-2336 | 0-3425-1084 |
| Thanon Talat Mai | Muang, Surat Thani | 0-7728-1961 | 0-7728-1965 |
| Thanon Rat Yindi | Hat Yai, Songkhla | 0-7434-2496-7 | 0-7434-2498 |

# NATIONWIDE BRANCHES

## Bangkok

| | TELEPHONE | FAX |
|---|---|---|
| Asok | 0-2661-6310-20 | 0-2259-7167 |
| Bang Bon | 0-2898-0415-9 | 0-2416-7968 |
| Bang Bua | 0-2561-4146-7 | 0-2561-4148 |
| Bang Chak | 0-2332-9701-5 | 0-2332-9706 |
| Bang Kapi (Sukhumwit 45) | 0-2258-0560-2 | 0-2259-2597 |
| Bang Khae | 0-2454-2836-7 | 0-2413-3944 |
| Bang Khen | 0-2513-0259 | 0-2513-0258 |
| Bang Khlo | 0-2291-1109-10 | 0-2292-1217 |
| Bang Kho Laem | 0-2289-1992-3 | 0-2291-3490 |
| Bang Khun Non Sub | 0-2433-5760 | 0-2433-5760 |
| Bang Krabu | 0-2669-4830-3 | 0-2669-4898 |
| Bang Lampu | 0-2281-7616-9 | 0-2281-9552 |
| Bang Mot | 0-2415-3724-5 | 0-2415-1616 |
| Bang Na | 0-2398-8054-5 | 0-2399-4609 |
| Bang Na-Trad (Km 3.5) | 0-2744-0154-65 | 0-2744-3495 |
| Bang Pho | 0-2585-9989 | 0-2912-7095 |
| Bang Plat | 0-2433-0223-6 | 0-2435-0361 |
| Bang Rak | 0-2233-2089 | 0-2233-2102 |
| Banthat Thong | 0-2216-1257 | 0-2216-6639 |
| Big C Rajadamri Sub | 0-2250-4733-36 | 0-2250-4737 |
| Central Huamark Sub | 0-2718-5796-7 | 0-2718-5792 |
| Central Lad Prao Sub | 0-2541-1237-8 | 0-2512-4664 |
| Central Phraram 2 Sub | 0-2872-4030-3 | 0-2872-4034 |
| Central Phraram 3 Sub | 0-2673-5760-2 | 0-2673-5763 |
| Chaeng Watthana Soi 13 | 0-2573-8422-3 | 0-2574-1542 |
| Chaloem Nakhon | 0-2222-5683-5 | 0-2225-8546 |
| Charansanitwong Soi 13 Sub | 0-2410-2772 | 0-2410-2866 |
| Charansanitwong Soi 48 Sub | 0-2883-0402-3 | 0-2883-0404 |
| Charoen Krung Soi 107 Sub | 0-2688-5371-2 | 0-2688-5376 |
| Charoen Krung Soi 72 Sub | 0-2688-1255-59 | 0-2688-1260 |
| Charoen Nakhon | 0-2437-0025-7 | 0-2438-0564 |
| Chidlom | 0-2256-1120 | 0-2255-1609 |
| Chitralada Palace Sub | 0-2281-3489 | 0-2281-7081 |
| Dao Kanong | 0-2877-8362-6 | 0-2877-8367 |
| Dhurakijpundit University Sub | 0-2591-5291 | 0-2591-2737 |
| Ekkamai | 0-2392-3613-5 | 0-2391-4244 |
| Hua Mak | 0-2377-4115-7 | 0-2377-4031 |
| Hua Met | 0-2222-1118-9 | 0-2224-4641 |
| Hualumphong Railways Station Sub | 0-2219-1965-6 | 0-2219-1967 |
| Kasetsart University Sub | 0-2561-3495-6 | 0-2561-3494 |
| Khlong Tan | 0-2717-2650-57 | 0-2319-7190 |
| King Mongkut'S Institute Sub | 0-2737-4945 | 0-2326-4384 |
| Klong Chan Sub | 0-2377-1396-7 | 0-2377-1395 |
| Lad Prao Soi 10 | 0-2511-4136 | 0-2512-3093 |
| Lad Prao Soi 111 | 0-2734-3424-9 | 0-2378-2230 |
| Lad Prao Soi 59 | 0-2933-1560-71 | 0-2512-3075 |
| Ladkrabang | 0-2738-0091 | 0-2738-0534 |
| Ladkrabang Industrail Estate Sub | 0-2326-1163-5 | 0-2326-1166 |
| Lak Si | 0-2521-4652-3 | 0-2521-4008 |
| Lat Ya | 0-2437-7784-6 | 0-2439-1050 |
| Lumphini | 0-2251-1575 | 0-2254-5854 |
| Maboonkrong Sub | 0-2611-4844 | 0-2611-4866 |
| Min Buri | 0-2918-9100-1 | 0-2918-5406 |
| On Nuch | 0-2742-2130-3 | 0-2742-2138 |
| Pahon Yothin | 0-2271-0371-4 | 0-2271-0375 |
| Pahon Yothin Soi 52 Sub | 0-2972-1146-49 | 0-2972-1150 |
| Phet Kasem Soi 69 Sub | 0-2421-4150 | 0-2421-4130 |
| Phet Kasem Soi 114 | 0-2810-7054-62 | 0-2810-7058 |
| Phet Kasem Soi 18 Sub | 0-2457-9592-3 | 0-2457-4367 |
| Phet Kasem Soi 29 | 0-2457-9281-7 | 0-2458-0413 |
| Phlapphla Chai | 0-2225-8319 | 0-2225-8318 |
| Phloenchit | 0-2255-6805-8 | 0-2255-6809 |
| Phra Barom Maha Ratchawang Sub | 0-2225-4464 | 0-2225-9709 |
| Phra Ram 9 | 0-2247-2771 | 0-2246-8500 |
| Phra Ram Iv | 0-2712-3005-11 | 0-2381-4034 |
| Phra Ram Iv (Sirinrat Building) | 0-2367-5229-36 | 0-2367-5010 |
| Pin Klao | 0-2884-5844-8 | 0-2434-5426 |
| Pracha Chun | 0-2586-8998 | 0-2585-0202 |
| Pracha Niwet 1 | 0-2588-2629 | 0-2591-3630 |
| Rajabhat Suan Sunundha University Sub | 0-2244-8072-3 | 0-2244-8095 |
| Rajavithi Hospital | 0-2644-7377 | 0-2246-3865 |
| Ramathibodi | 0-2354-7221-4 | 0-2354-7220 |
| Ram-Inthra | 0-2519-4840-2 | 0-2519-4844 |
| Ram-Inthra Km.10 | 0-2918-0838-9 | 0-2918-0845 |
| Ramkhamhaeng 2 Sub | 0-2728-4455 | 0-2720-9531 |
| Ratchadamnoen Klang | 0-2281-5905-6 | 0-2282-0642 |
| Ratchawat | 0-2243-6846-51 | 0-2243-6855 |
| Ratchawong | 0-2223-8055 | 0-2226-1109 |
| Ratchayothin | 0-2544-5678 | 0-2544-3475 |
| Sam Sen Sub | 0-2241-0584 | 0-2241-4139 |
| Sam Yaek Faichai | 0-2418-3656-8 | 0-2418-2586 |
| Sapha Kachat Thai | 0-2254-1555-7 | 0-2252-7236 |
| Saphan Khwai | 0-2616-7083-6 | 0-2616-7062 |
| Saphan Luang | 0-2233-7366-7 | 0-2235-8156 |
| Saphan Mai Don Muang | 0-2551-0556-9 | 0-2551-0560 |
| Sathupradit | 0-2294-0326-7 | 0-2294-9775 |
| Seri Center Sub | 0-2746-0407-8 | 0-2746-0401 |
| Si Kug Sao Ching Cha Sub | 0-2622-2235-8 | 0-2622-2238 |
| Siam Square | 0-2251-4820-2 | 0-2254-1671 |
| Silom | 0-2235-6314-9 | 0-2235-6390 |
| Siriraj | 0-2419-8353-4 | 0-2418-2587 |
| Si Yaek Siwara | 0-2935-6140-5 | 0-2935-6146 |
| Soi Arisamphan | 0-2271-4997-8 | 0-2618-5249 |
| Soi Chai Yot | 0-2651-2030-3 | 0-2254-0658 |
| Soi Chok Chai 4 | 0-2530-4350-1 | 0-2530-4305 |
| Soi Muban Sena Niwet Sub | 0-2570-1351 | 0-2570-1665 |
| Soi Muban Setthakit Sub | 0-2444-3096-8 | 0-2444-3100 |
| Soi Pracha Songkho 30 Sub | 0-2692-5116-9 | 0-2692-5120 |
| Soi Ramkhamhaeng 24 Sub | 0-2319-6012-4 | 0-2319-6789 |
| Soi Saint Louis 3 Sub | 0-2211-1359 | 0-2213-2160 |
| Soi Thonglo | 0-2391-7337-8 | 0-2391-1496 |
| Suan-Luam Night Bazaar Sub | 0-2250-0900-1 | 0-2250-0904 |
| Sukhumwit Soi 101/1 Sub | 0-2747-7768-9 | 0-2747-7764 |
| Sukhumwit Soi 103 (Wat Taklum) Sub | 0-2747-3207-9 | 0-2747-3206 |
| Sukhumwit Soi 3/1 Sub | 0-2254-1578-9 | 0-2253-4159 |
| Sukhumwit Soi 71 | 0-2392-9114-5 | 0-2392-9408 |
| Surawong | 0-2233-7115-9 | 0-2236-7590 |
| Surawong 2 | 0-2237-9135-9 | 0-2236-1269 |
| Sutthisan | 0-2277-1674-5 | 0-2277-4669 |
| Talat Noi | 0-2235-7021 | 0-2235-7020 |
| Talat Phlu | 0-2472-1760-5 | 0-2465-7992 |
| Talat Yingcharoen | 0-2552-8224-5 | 0-2552-8236 |
| Taopun | 0-2911-5860-6 | 0-2911-5869 |
| Tesco Lotus Bangkapi Sub | 0-2378-1760 | 0-2378-1655 |
| Tesco Lotus Phraram 1 Sub | 0-2214-1427-8 | 0-2214-1429 |
| Tha Mall 3 Ramkhamhang Sub | 0-2369-2595-6 | 0-2369-2597 |
| Tha Phrachan Sub | 0-2226-3594 | 0-2222-1062 |

| | TELEPHONE | FAX |
|---|---|---|
| Thanon Chan | 0-2211-1433-4 | 0-2211-9966 |
| Thanon Cherd Wutthakat (Don Muang) | 0-2565-2046-52 | 0-2565-2053 |
| Thanon Dindaeng Sub | 0-2640-5583-6 | 0-2640-5587 |
| Thanon Ekkachai | 0-2895-2171-2 | 0-2895-2500 |
| Thanon Issaraphap Sub | 0-2472-7676-9 | 0-2472-7681 |
| Thanon Kanchana Phisek (Bang Waek) | 0-2885-8532-9 | 0-2885-8530 |
| Thanon Kanchana Phisek (Jet Wongwaen Bangkae 2)Sub | 0-2448-3672 | 0-2448-3683 |
| Thanon Nawamin | 0-2519-4906-10 | 0-2948-4010 |
| Thanon Nuanchan | 0-2944-4833-9 | 0-2944-4840 |
| Thanon Phat Thanakan | 0-2722-3025-6 | 0-2722-3029 |
| Thanon Phetchaburi | 0-2215-7302-5 | 0-2215-2455 |
| Thanon Phetchaburi Tat Mai | 0-2319-7211-4 | 0-2319-7189 |
| Thanon Phetchaburi Tatmai (Thanapoom Tower) Sub | 0-2255-7673-4 | 0-2255-7675 |
| Thanon Phra Ram 2 (Km 7) | 0-2416-1213-8 | 0-2416-1217 |
| Thanon Phracha U-Thit | 0-2870-9060-2 | 0-2870-9066 |
| Thanon Pracharat Sai 1 (Bang Po) Sub | 0-2912-8002-4 | 0-2912-8006 |
| Thanon Ram-Inthra (Fashion Island) Sub | 0-2947-5117-8 | 0-2947-5119 |
| Thanon Ramkhamhaeng (Sammakorn) | 0-2729-4605-8 | 0-2729-4818 |
| Thanon Ramkhamhaeng | 0-2717-2530 | 0-2318-5089 |
| Thanon Ratchadaphisek | 0-2247-9466-7 | 0-2247-5334 |
| Thanon Ratchadaphisek 2 | 0-2692-5200 | 0-2274-0761 |
| Thanon Ratchadaphisek (Thaphra) | 0-2476-1313-4 | 0-2468-8858 |
| Thanon Ratchadaphisek 3 (Telecom Tower) | 0-2643-0130-42 | 0-2643-0144 |
| Thanon Rattanakosinsompote (Bann Mak Mai) Sub | 0-2533-3320 | 0-2533-3367 |
| Thanon Sanphawut | 0-2744-7437-8 | 0-2744-7445 |
| Thanon Sathon | 0-2676-5534-6 | 0-2676-5533 |
| Thanon Serithai (Suan Siam) | 0-2906-0515 | 0-2906-0834 |
| Thanon Si Nakarin (Krung Thep Kritha) | 0-2731-7400-4 | 0-2379-6090 |
| Thanon Si Nakarin (On Nuch) | 0-2322-0963-6 | 0-2322-0967 |
| Thanon Si Nakarin (Udom Suk) | 0-2361-8011-2 | 0-2398-0109 |
| Thanon Sirinthon | 0-2881-0682-6 | 0-2881-0689 |
| Thanon Si Nakarin (Seacon Square) Sub | 0-2721-9207-8 | 0-2721-9209 |
| Thanon Sukhaphiban 1 (Tha Kaset-Bangkhae) | 0-2802-4615-6 | 0-2454-3150 |
| Thanon Suksawat | 0-2427-0561-4 | 0-2427-0565 |
| Thanon Taksin | 0-2439-6487-9 | 0-2437-5413 |
| Thanon Wiphawadi Rangsit (Don Muang) Sub | 0-2533-4211 | 0-2533-4073 |
| Thanon Witthayu | 0-2650-9500-10 | 0-2255-8838 |
| Thanon Witthayu (All Seasons Place) Sub | 0-2654-0417-9 | 0-2654-0420 |
| Thanon Wutthakat | 0-2472-1668-9 | 0-2472-1670 |
| Thanonromklao (Rungkit 7) | 0-2360-8814-5 | 0-2360-8816 |
| Thanonsilom (Cp Tower) Sub | 0-2233-1727-8 | 0-2233-1729 |
| Thaphra | 0-2864-1573-5 | 0-2418-2585 |
| The Custom Department Sub | 0-2240-0916-9 | 0-2240-0918 |
| The Mall Bangkae Sub | 0-2454-9609-11 | 0-2454-9602 |
| The Mall Bangkapi Sub | 0-2377-9064-6 | 0-2377-8180 |
| The Mall Thapra Sub | 0-2477-7282-3 | 0-2477-7284 |
| Thewet | 0-2282-8657 | 0-2282-7752 |
| Tri Phet | 0-2221-7646-7 | 0-2224-5289 |
| United Nations Building | 0-2288-2169 | 0-2282-9032 |
| Victory Monument | 0-2246-8488-90 | 0-2246-8490 |
| Watcharaphol Sub | 0-2509-1949-50 | 0-2509-1998 |
| Wiphawadi Rangsit (Chakrapong Phuvanarth)Sub | 0-2275-7213-4 | 0-2275-7215 |
| Wisut Kasat | 0-2282-8561-2 | 0-2282-5815 |
| Wongwian 22 Karakada Sub | 0-2224-5716-7 | 0-2221-6590 |
| Wongwianodien Sub | 0-2222-0326-7 | 0-2222-0196 |
| Yaowarat | 0-2224-2188-9 | 0-2226-1944 |

## Vicinity

### Nonthaburi

| | TELEPHONE | FAX |
|---|---|---|
| Bang Bua Thong | 0-2924-3040-9 | 0-2924-3047 |
| Bang Yai | 0-2585-1281-4 | 0-2595-1280 |
| Electricity Generating Authority Of Thailand Sub | 0-2447-0951 | 0-2447-1960 |
| Major Cineplex Nonthaburi Sub | 0-2525-4385-6 | 0-2525-4387 |
| Ministry Of Public Health Sub | 0-2589-8344 | 0-2589-7943 |
| Muang Thong Thani | 0-2960-1010-6 | 0-2960-1019 |
| Ngam Wongwan | 0-2589-2375-8 | 0-2591-5190 |
| Nonthaburi | 0-2526-3604 | 0-2525-0146 |
| Pak Kret | 0-2583-8814-9 | 0-2583-8052 |
| Sai Noi | 0-2597-1156 | 0-2597-1201 |
| Sanam Bin Nam | 0-2591-7905 | 0-2591-7904 |
| Saphan Phranangklao | 0-2968-1134-5 | 0-2526-3544 |
| Senasaritdet | 0-2525-2990 | 0-2525-2562 |
| Soi Wat Bua Khwan Sub | 0-2952-1101-25 | 0-2952-1106 |
| Talat Amphoe Bang Kruai Sub | 0-2446-7081-2 | 0-2446-7083 |
| Thanon Chaeng Watthana | 0-2573-7200-2 | 0-2982-9886 |
| Thanon Rattanatibast | 0-2921-0933-9 | 0-2921-0930 |
| The Mall Ngam Wongwan Sub | 0-2550-0916 | 0-2550-0918 |
| Wat Sri Pa-Wat Sub | 0-2903-8936-9 | 0-2903-8934 |

### Pathum Thani

| | TELEPHONE | FAX |
|---|---|---|
| Ait Institute Sub | 0-2524-5098-9 | 0-2524-6709 |
| Bang Kadi | 0-2963-7140-6 | 0-2501-2804 |
| Future Park Rangsit Sub | 0-2958-0470 | 0-2958-0269 |
| Khlong 10 (Thanyaburi) | 0-2908-9064-7 | 0-2546-1304 |
| Khlong 2 (Thanyaburi) Branch | 0-2533-0267-9 | 0-2533-1645 |
| Khlong Luang | 0-2516-0999 | 0-2516-8573 |
| Ku Kot (Klong 2) | 0-2995-9975-7 | 0-2995-9973 |
| Lam Luk Ka | 0-2532-2678 | 0-2531-5200 |
| Lat Lum Kaew Sub | 0-2976-2556-61 | 0-2976-2558 |
| Nong Sua Sub | 0-2549-1037-9 | 0-2905-9065 |
| Pathum Thani | 0-2581-2996-8 | 0-2581-1743 |
| Rangsit | 0-2959-0151-2 | 0-2959-0022 |
| Sam Khok | 0-2977-2481-3 | 0-2583-1271 |
| Saphan Nonthaburi Sub | 0-2598-2530-1 | 0-2598-2533 |
| Thanon Nimitrmai | 0-2991-0380 | 0-2993-0384 |
| Thanyaburi | 0-2577-2813-4 | 0-2577-2812 |

### Samut Prakan

| | TELEPHONE | FAX |
|---|---|---|
| Bang Bo Sub | 0-2708-3768 | 0-2338-1938 |
| Bang Khru (Phra Pradaeng) | 0-2817-7427-31 | 0-2817-7432 |
| Bang Na-Trad Branch | 0-2312-0250-6 | 0-2312-0214 |
| Bang Pu Industrial Estate 2 Sub | 0-2324-1037-8 | 0-2709-3426 |
| Bang Pu Industrial Park Sub | 0-2323-4089 | 0-2323-4088 |
| Big C Samutprakarn Sub | 0-2388-1416-7 | 0-2388-1418 |
| Imperial World (Samrong) Sub | 0-2384-7657-8 | 0-2384-3681 |
| Muang Mai Bang Phli | 0-2705-2170 | 0-2315-2216 |

| | TELEPHONE | FAX |
|---|---|---|
| Phra Pradaeng | 0-2817-1450-4 | 0-2817-2993 |
| Samrong | 0-2396-1596-8 | 0-2393-2108 |
| Samut Prakan | 0-2387-1995-8 | 0-2387-1994 |
| Thanon Kingkaew (Onnuch) | 0-2312-4873-6 | 0-2312-4481 |
| Thanon Nakhon Khuankhan Sub | 0-2464-0770-3 | 0-2464-0774 |
| Thanon Pu Chao Saming Phrai | 0-2757-8890-2 | 0-2384-5092 |
| Thanon Si Nakarin (Soi Lazal) | 0-2748-7191 | 0-2748-7069 |
| Thanon Si Samut Sub | 0-2389-2772-4 | 0-2389-2777 |
| Thanon Sukhumwit | 0-2384-1459-61 | 0-2384-1462 |
| Thepha Rak | 0-2385-1242-3 | 0-2385-1258 |
| Thepharak-Bangpli (Km.21) Sub | 0-2706-6010 | 0-2706-6015 |

## Upcountry

| | TELEPHONE | FAX |
|---|---|---|
| **Amnat Charoen** | | |
| Amnat Charoen | 0-4545-1325 | 0-4545-1690 |
| **Ang Thong** | | |
| Ang Thong | 0-3561-1618 | 0-3561-1617 |
| Chaiyo Sub | 0-3569-9125-7 | 0-3569-9124 |
| **Buri Ram** | | |
| Buri Ram | 0-4461-2909-11 | 0-4461-3651 |
| Nang Rong | 0-4462-4400-1 | 0-4462-4397 |
| **Chachoengsao** | | |
| Bang Khla | 0-3852-7490-2 | 0-3882-7495 |
| Bang Pakong | 0-3853-2486-9 | 0-3853-2948 |
| Chachoengsao | 0-3851-4744-5 | 0-3851-2542 |
| Khlong 16 | 0-3858-5014-9 | 0-3858-5016 |
| Phanom Sarakkham | 0-3855-2526-8 | 0-3855-2529 |
| Talat Bo Bua Sub | 0-3751-4781-2 | 0-3751-4783 |
| Wellgrow Industrial Estate Sub | 0-3884-2797-8 | 0-3884-2787 |
| **Chai Nat** | | |
| Chai Nat | 0-5641-1914-5 | 0-5641-1913 |
| Wat Sing | 0-5646-1290-1 | 0-5646-1012 |
| **Chaiyaphum** | | |
| Ban Khai Sub | 0-4489-9123-4 | 0-4480-0307 |
| Ban Khwao Sub | 0-4489-1110-1 | 0-4489-1112 |
| Chaiyaphum | 0-4481-2302-3 | 0-4482-2401 |
| Chatturat | 0-4485-1220-3 | 0-4485-1222 |
| **Chanthaburi** | | |
| Chanthaburi | 0-3932-2035 | 0-3932-1143 |
| Pliu Sub | 0-3945-8836-7 | 0-3945-8838 |
| Thanon Tri Ratana | 0-3934-0224-8 | 0-3934-0223 |
| **Chiang Mai** | | |
| Big C Chiang Mai Sub | 0-5385-1613-4 | 0-5385-1615 |
| Central Airport Chiang Mai Sub | 0-5390-3951-2 | 0-5390-3956 |
| Chiang Mai Rajabhat University Sub | 0-5321-4507 | 0-5321-4395 |
| Chiang Mai University Sub | 0-5322-0313-6 | 0-5322-0316 |
| Chom Thong | 0-5334-1132 | 0-5334-1131 |
| Faculty Of Medicine Chiang Mai | 0-5322-5114 | 0-5321-7921 |
| Fang | 0-5345-2077-86 | 0-5345-2081 |
| Mae Joe | 0-5349-8184-6 | 0-5349-8191 |
| Mccormick Hospital Sub | 0-5330-0250-5 | 0-5330-0251 |
| Mee Chok Sub | 0-5385-4650-1 | 0-5385-4652 |
| Payap University Sub | 0-5326-6097-8 | 0-5326-6099 |
| Pratu Chang Phuak | 0-5322-5487-9 | 0-5322-2090 |
| Pratu Chiang Mai | 0-5327-9723-5 | 0-5327-6564 |
| Pratu Tha Phae Sub | 0-5328-1201-5 | 0-5328-1203 |
| San Pa Thong Sub | 0-5382-3411-6 | 0-5382-3416 |
| Sankampaeng Sub | 0-5333-2338 | 0-5333-2659 |
| Si Yaek San Kamphaeng | 0-5324-1404-8 | 0-5324-1407 |
| Si Yaek Sanambin Chiang Mai | 0-5327-3888-91 | 0-5328-1848 |
| Sri Nakhonphing | 0-5323-4516 | 0-5323-3201 |
| Tha Phae | 0-5327-6122 | 0-5327-2465 |
| Thanon Chang Klan Sub | 0-5328-4027 | 0-5328-4077 |
| Thanon Chotana Sub | 0-5321-2217 | 0-5321-2577 |
| Thanon Muang Samut | 0-5325-2990-2 | 0-5325-2966 |
| Thanon Nimmanhaemin Sub | 0-5322-3970-1 | 0-5322-3972 |
| Thung Sieo (San Pa Tong) | 0-5348-1019-21 | 0-5348-1018 |
| **Chiang Rai** | | |
| Ban Du Sub | 0-5379-3086-8 | 0-5370-3168 |
| Chiang Khong | 0-5379-1119 | 0-5379-1481 |
| Chiang Rai | 0-5371-1901-3 | 0-5371-5094 |
| Chiang Saen | 0-5377-7041 | 0-5377-7042 |
| Mae Sai | 0-5373-2164-6 | 0-5373-2172 |
| Sam Liam Thong Kham Sub | 0-5378-4242-4 | 0-5378-4243 |
| Si Yaek Mae Korn | 0-5374-6369-73 | 0-5374-6374 |
| Wiang Chai Sub | 0-5376-9099-90 | 0-5376-9089 |
| Wiang Pa Pao | 0-5378-1101-3 | 0-5378-1104 |
| **Chon Buri** | | |
| Amata Nakorn Industrial Estate Sub | 0-3845-8912-5 | 0-3845-8916 |
| Ban Bung | 0-3844-3834-6 | 0-3844-3210 |
| Banamphoe (Satahip) Sub | 0-3823-8401-2 | 0-3823-8403 |
| Bang Phra | 0-3877-7445-6 | 0-3834-1204 |
| Bang Plasoi | 0-3879-0324-8 | 0-3827-8855 |
| Bang Saen | 0-3838-3827-9 | 0-3838-3825 |
| Bo Win Sub | 0-3833-7519-20 | 0-3833-7521 |
| Chom Thian | 0-3823-2971-2 | 0-3823-1559 |
| Chon Buri | 0-3879-0210-5 | 0-3879-0217 |
| Laem Chabang | 0-3833-0265-7 | 0-3833-0213 |
| Laem Chabang Industrial Estate Sub | 0-3840-1994-5 | 0-3840-1996 |
| Na Klua | 0-3872-6064-70 | 0-3841-2063 |
| Panthong Sub | 0-3874-0434-7 | 0-3874-0438 |
| Phanat Nikhom | 0-3847-3320-2 | 0-3847-3323 |
| Phattaya | 0-3842-4115-6 | 0-3842-9280 |
| Phattaya Sai 2 | 0-3841-1601-6 | 0-3841-1607 |
| Robinson Sri Racha Sub | 0-3877-0740-1 | 0-3877-0742 |
| Saha Group Industrial Park Sub | 0-3848-1179 | 0-3848-1178 |
| Sattahip Sub | 0-3843-7501 | 0-3843-7501 |
| Soi Buakhao (Phattaya) Sub | 0-3872-0959-60 | 0-3841-1812 |
| Soi Sakhon Phithak Sub | 0-3827-8210 | 0-3827-8211 |
| Sri Racha | 0-3831-1813-4 | 0-3832-2012 |
| Thanon Prayasatja | 0-3878-4674-80 | 0-3878-4673 |
| Thanonthepprasit (Phattayaklang) Sub | 0-3830-1178-9 | 0-3830-1180 |
| Tukcom Phattaya Sub | 0-3872-3879-80 | 0-3872-3881 |
| Tukcom Sri Racha Sub | 0-3832-5102 | 0-3831-9054 |
| **Chumphon** | | |
| Chumphon | 0-7750-3067-9 | 0-7750-3079 |
| Lamae | 0-7755-9100-1 | 0-7755-9005 |
| Paknam Langsuan | 0-7755-1089-90 | 0-7755-1085 |
| **Kalasin** | | |
| Kalasin | 0-4381-1780 | 0-4381-3022 |
| Kamalasai | 0-4389-9251-2 | 0-4331-2507 |

| | TELEPHONE | FAX |
|---|---|---|
| Sahatsakhan | 0-4387-1011-3 | 0-4389-9253 |
| Yang Talat | 0-4389-1009-11 | 0-4378-4126 |
| **Kamphaeng Phet** | | |
| Kamphaeng Phet | 0-5571-1720 | 0-5571-1822 |
| Tha Makhua (Khlong Khlung) | 0-5578-1510 | 0-5572-4321 |
| **Kanchanaburi** | | |
| Dan Makham Tia | 0-3464-2071-2 | 0-3464-2073 |
| Kanchanaburi | 0-3462-0164 | 0-3451-3307 |
| Luk Kae | 0-3456-6001 | 0-3456-6255 |
| Sangkhla Buri | 0-3459-5263-5 | 0-3459-5028 |
| Talat Khet | 0-3457-1236-40 | 0-3457-1239 |
| Tha Rua Phra Thaen Sub | 0-3463-6849-53 | 0-3463-6854 |
| **Khon Kaen** | | |
| Ban Phai | 0-4332-9788-91 | 0-4344-1483 |
| Big C Khon Kaen Sub | 0-4332-5482-3 | 0-4332-5118 |
| Chonnabot Sub | 0-4327-9185 | 0-4328-6093 |
| Chum Phae | 0-4331-2506 | 0-4333-3829 |
| Khon Kaen | 0-4324-2200-5 | 0-4384-1083 |
| Khon Kaen University | 0-4323-6366 | 0-4342-0571 |
| Khon Kaen University Complex Sub | 0-4336-4190 | 0-4336-4189 |
| Muang Phon | 0-4333-9023-6 | 0-4333-9028 |
| Nam Phong | 0-4344-1480-4 | 0-4333-3876 |
| Si Yaek Maliwan | 0-4333-3870-5 | 0-4389-1098 |
| **Krabi** | | |
| Ao Pranang Sub | 0-7569-5560-1 | 0-7569-5562 |
| Koh Lanta Sub | 0-7668-4576-7 | 0-7668-4578 |
| Krabi | 0-7562-0622-3 | 0-7562-0625 |
| Phi Phi Island Sub | 0-7662-3130 | 0-7562-3165 |
| **Lampang** | | |
| Lampang | 0-5421-7064 | 0-5422-7243 |
| Nakuam | 0-5432-4030-7 | 0-5432-4035 |
| Sop Prap | 0-5429-6254 | 0-5429-6086 |
| **Lamphun** | | |
| Lamphun (Pa Heo) | 0-5354-1265-6 | 0-5354-1366 |
| Northern Indusrial Estate Sub | 0-5358-2830-31 | 0-5358-2832 |
| Thanon Charoenrat Sub | 0-5353-5481-6 | 0-5353-5486 |
| **Loei** | | |
| Loei | 0-4281-3020-4 | 0-4276-1812 |
| Nong Hin (Phukradung) | 0-4285-2141-6 | 0-4281-2079 |
| Phu Rua (Loei) | 0-4289-9124 | 0-4233-9028 |
| Wang Saphung | 0-4284-1084 | 0-4231-2162 |
| **Lop Buri** | | |
| Khok Samrong | 0-3644-1520-2 | 0-3644-1523 |
| Lamnarai | 0-3646-1748-50 | 0-3646-1749 |
| Lop Buri | 0-3641-2626 | 0-3641-2880 |
| Phatthana Nikhom Sub | 0-3649-9100-1 | 0-3663-8289 |
| Tha Khlong | 0-3648-1748-50 | 0-3648-9102 |
| Tha Luang | 0-3649-7090 | 0-3649-7089 |
| Thanon Thamanao Sub | 0-3646-1400 | 0-3646-1400 |
| Wongwian Sa Kaeo Sub | 0-3642-1602 | 0-3642-0316 |
| **Mae Hong Son** | | |
| Mae Hong Son Sub | 0-5362-0526 | 0-5362-0535 |
| **Maha Sarakham** | | |
| Kosum Phisai | 0-4376-1813-5 | 0-4371-2528 |
| Maha Sarakham | 0-4372-1987-8 | 0-4352-5793 |

| | TELEPHONE | FAX |
|---|---|---|
| **Mukdahan** | | |
| Mukdahan | 0-4261-2288-92 | 0-4223-8788 |
| **Nakhon Nayok** | | |
| Ban Na | 0-3738-1258-61 | 0-3738-2010 |
| Nakhon Nayok | 0-3731-2667-9 | 0-3731-2666 |
| Ongkharak | 0-3739-1181 | 0-3739-1133 |
| **Nakhon Pathom** | | |
| Bang Len | 0-3423-4910-4 | 0-3423-4915 |
| Big C Nakhon Pathom Sub | 0-3421-2788-89 | 0-3421-2790 |
| Kam Phaeng Saen (Kasetsart University) Sub | 0-3428-2285-8 | 0-3428-2289 |
| Mahidol University Sub | 0-2441-9133-7 | 0-2441-9133 |
| Nakhon Chaisi | 0-3233-2120 | 0-3433-1541 |
| Nakhon Pathom | 0-3425-8820-1 | 0-3425-4135 |
| Om Yai | 0-2420-0792-3 | 0-2420-8620 |
| Phra Prathon | 0-3425-3987-90 | 0-3421-2841 |
| Salaya | 0-2441-0254-6 | 0-2441-0253 |
| Sam Pran | 0-3432-2808 | 0-3432-1981 |
| Thanon Song Phon | 0-3425-3815-8 | 0-3421-9393 |
| **Nakhon Phanom** | | |
| Nakhon Phanom | 0-4251-2221-3 | 0-4234-1866 |
| Nawa | 0-4259-7200-4 | 0-4259-7205 |
| That Phanom | 0-4252-5784-92 | 0-4287-1012 |
| **Nakhon Ratchasima** | | |
| Big C Nakhon Ratchasima Sub | 0-4427-1731 | 0-4427-1955 |
| Cho Ho Sub | 0-4437-1510-1 | 0-4427-6341 |
| Hua Thalae | 0-4428-9054-9 | 0-4428-9059 |
| Huai Thalaeng | 0-4439-1223-5 | 0-4439-1222 |
| Nakhon Ratchasima | 0-4424-3718 | 0-4425-4969 |
| Nong Bun Mak | 0-4449-0041 | 0-4449-0011 |
| Pak Chong | 0-4431-1357 | 0-4431-1357 |
| Pak Thong Chai | 0-4444-1631-4 | 0-4444-1652 |
| Sikhiu | 0-4441-1169 | 0-4441-1390 |
| Suranaree University Of Technology Sub | 0-4421-6624-7 | 0-4421-6625 |
| Thanon Mittraphap | 0-4424-6160 | 0-4424-6439 |
| Thanon Mukkhamontri | 0-4425-1356 | 0-4425-6628 |
| The Mall Nakorn Ratchasima | 0-4428-8415-6 | 0-4428-8417 |
| **Nakhon Sawan** | | |
| Banphot Phisai Sub | 0-5635-0572-6 | 0-5635-0577 |
| Kao Lieo | 0-5631-9256-9 | 0-5629-9005 |
| Nakhon Sawan | 0-5622-7423-4 | 0-5622-8545 |
| Saphan Dechatiwong | 0-5622-4126-7 | 0-5622-4128 |
| Takhli | 0-5626-2060-2 | 0-5626-1889 |
| **Nakhon Si Thammarat** | | |
| Khanom | 0-7552-9042-5 | 0-7552-9041 |
| Nakhon Si Thammarat | 0-7535-6092 | 0-7534-7309 |
| Pak Pa Nang | 0-7551-7806-8 | 0-7551-7807 |
| Phrommakhriri | 0-7534-1639 | 0-7533-8352 |
| Si Yaek Hua Thanon | 0-7532-4686-95 | 0-7532-4694 |
| Sichon | 0-7553-6022-5 | 0-7553-6496 |
| Talat Hua It Sub | 0-7534-8008-11 | 0-7534-7357 |
| Than Pho | 0-7548-1333-7 | 0-7548-1334 |
| Thung Song | 0-7541-1414 | 0-7541-2847 |
| **Nan** | | |
| Nan | 0-5471-1340-2 | 0-5471-1343 |

| | TELEPHONE | FAX |
|---|---|---|
| **Narathiwat** | | |
| Narathiwat | 0-7351-2737-4 | 0-7351-2741 |
| Sungai Ko-Lok | 0-7361-4271-3 | 0-7361-4275 |
| **Nong Bua Lam Phu** | | |
| Nong Bua Lam Phu | 0-4231-2158-9 | 0-4224-3330 |
| **Nong Khai** | | |
| Nong Khai | 0-4242-0569-70 | 0-4289-9125 |
| **Pattani** | | |
| Pattani | 0-7334-8599 | 0-7334-8722 |
| Prince Of Songkhla Sub | 0-7333-5154-7 | 0-7333-5154 |
| **Phangnga** | | |
| Khao Lak Sub | 0-7642-5073-4 | 0-7642-5075 |
| Khok Kloi | 0-7643-4743-4 | 0-7643-4745 |
| Talat Yan Yao | 0-7642-1009 | 0-7642-1591 |
| **Phatthalung** | | |
| Phatthalung | 0-7461-1069-72 | 0-7461-1073 |
| **Phayao** | | |
| Phayao | 0-5441-1390-7 | 0-5441-1391 |
| **Phetchabun** | | |
| Lom Sak | 0-5670-1714-5 | 0-5670-1019 |
| Na Chaliang | 0-5678-9040-2 | 0-5678-9043 |
| Phetchabun | 0-5672-1653 | 0-5672-1654 |
| Sri Thep | 0-5679-9253-6 | 0-5679-9468 |
| **Phetchaburi** | | |
| Cha-Am Sub | 0-3243-3745-9 | 0-3243-3884 |
| Khao Wang | 0-3241-7241-9 | 0-3241-7242 |
| Phetchaburi | 0-3242-5179 | 0-3242-8518 |
| Thayang | 0-3246-1984-5 | 0-3246-1985 |
| Phichit | | |
| Bang Mun Nak | 0-5663-1677-8 | 0-5663-1679 |
| Phichit | 0-5661-2891-5 | 0-5661-2894 |
| Taphan Hin | 0-5662-1971-3 | 0-5662-1972 |
| **Phitsanulok** | | |
| Ha Yaek Khokmatum | 0-5521-1979-84 | 0-5521-1981 |
| Phitsanulok | 0-5524-3711-4 | 0-5524-2147 |
| **Phra Nakhon Si Ayutthaya** | | |
| Ayutthaya | 0-3524-1324 | 0-3524-5071 |
| Ayutthaya Park Sub | 0-3522-9628-9 | 0-3522-9630 |
| Bang Pa-In | 0-3526-1986-8 | 0-3526-1989 |
| Hi-Tech Industrial Estate | 0-3572-9269-70 | 0-3572-9271 |
| Phachi | 0-3531-1117 | 0-3531-1544 |
| Phratunam Phra-In | 0-3536-1899 | 0-3536-1912 |
| Rojana Industrial Estate Sub | 0-3533-2014-5 | 0-3533-2016 |
| Sena | 0-3521-7251-9 | 0-3521-7260 |
| Tha Rua | 0-3534-1712-3 | 0-3534-1711 |
| Thanon Rojana | 0-3522-9085-8 | 0-3522-9086 |
| Wang Noi | 0-3521-5404-10 | 0-3521-5410 |
| **Phrae** | | |
| Phrae | 0-5452-2781-4 | 0-5452-2782 |
| Thung Hong Sub | 0-5462-3710-2 | 0-5462-3789 |
| **Phuket** | | |
| Big C (Phuket) Sub | 0-7624-9176-7 | 0-7624-9178 |
| Central Phuket Sub | 0-7624-9558-9 | 0-7624-9560 |
| Choeng Thale Sub | 0-7632-4501-3 | 0-7632-4506 |
| Ha Yaek Chalong Sub | 0-7638-1427-8 | 0-7638-1321 |
| Had Karon Sub | 0-7628-6503-4 | 0-7628-6505 |
| Kamala Sub | 0-7627-9227-8 | 0-7627-9229 |
| Kata Sub | 0-7633-3593-4 | 0-7633-3595 |
| Patong | 0-7634-0467-8 | 0-7634-2594 |
| Phuket | 0-7621-2254-5 | 0-7621-4341 |
| Sarmkong | 0-7621-7089 | 0-7621-8809 |
| Thalang Sub | 0-7627-5223-4 | 0-7627-5225 |
| Thanon Chao Fa | 0-7622-2011-2 | 0-7621-3781 |
| Thanon Pangnga Sub | 0-7623-2973-4 | 0-7623-2975 |
| Thanon Thepkasattree Sub | 0-7624-1449-50 | 0-7624-1451 |
| Thanonthaweewong | 0-7634-0162 | 0-7634-0181 |
| **Prachin Buri** | | |
| Ban Sang | 0-3727-1246-7 | 0-3727-1249 |
| Kabin Buri | 0-3728-2039-42 | 0-3728-2040 |
| Khlong Rung (Si Maha Phot) | 0-3720-8289-93 | 0-3720-8291 |
| Prachin Buri | 0-3721-1632 | 0-3721-1631 |
| Si Maha Phot | 0-3727-9243 | 0-3727-9179 |
| **Prachuap Khiri Khan** | | |
| Bang Saphan | 0-3254-8413-5 | 0-3269-1597 |
| Hua Hin | 0-3253-2420-6 | 0-3253-2429 |
| Prachuap Khiri Khan | 0-3260-1599 | 0-3260-2183 |
| Pran Buri | 0-3262-1815-6 | 0-3262-1817 |
| **Ranong** | | |
| Ranong | 0-7781-1598 | 0-7781-1826 |
| **Ratchaburi** | | |
| Ban Pong | 0-3220-1267-9 | 0-3221-1372 |
| Bang Phae | 0-3223-1881-3 | 0-3234-7719 |
| Chom Bung | 0-3226-1505-7 | 0-3236-2702 |
| Damnoen Saduak | 0-3224-1222 | 0-3225-4792 |
| Lak Ha | 0-3236-0880-1 | 0-3224-8097 |
| Photharam Sub | 0-3223-3388-9 | 0-3223-2235 |
| Ratchaburi | 0-3232-3044-6 | 0-3232-1072 |
| Ratchaburi Industrail Estate | 0-3237-5804-7 | 0-3237-5722 |
| Thanon Srisuriyawong | 0-3231-1001-6 | 0-3231-1010 |
| **Rayong** | | |
| Ban Chang | 0-3888-2916-20 | 0-3888-2923 |
| Klaeng | 0-3867-2517-9 | 0-3867-2511 |
| Laemthong Rayong Sub | 0-3880-9142-3 | 0-3880-9144 |
| Maptaphut | 0-3860-8009-11 | 0-3860-8012 |
| Rayong | 0-3861-1329 | 0-3861-1330 |
| Si Yaek Kokloi | 0-3887-5417-21 | 0-3887-5422 |
| **Roi Et** | | |
| Roi Et | 0-4351-3046-7 | 0-4351-5284 |
| Selaphum | 0-4355-1391-3 | 0-4355-1394 |
| Suwannaphum | 0-4353-2804-10 | 0-4353-2811 |
| **Sa Kaeo** | | |
| Aranyaprathet | 0-3723-3042-3 | 0-3723-3044 |
| Sa Kaeo | 0-3724-2037-8 | 0-3724-1599 |
| **Sakon Nakhon** | | |
| Kut Bak | 0-4278-4121-2 | 0-4278-4126 |
| Sakon Nakhon | 0-4271-1529 | 0-4251-3830 |
| **Samut Sakhon** | | |
| Krathum Baen | 0-3447-1905 | 0-3447-1687 |
| Om Noi | 0-2420-2699 | 0-2420-2380 |
| Samut Sakhon | 0-3481-1180-4 | 0-3442-5371 |

| | TELEPHONE | FAX |
|---|---|---|
| Samut Sakhon Industrial Estate Sub | 0-3482-9240-1 | 0-3482-9242 |
| Tha Chalom | 0-3449-8228 | 0-3442-1302 |
| Tha Sai Sub | 0-3482-4655-7 | 0-3482-6659 |
| **Samut Songkhram** | | |
| Samut Songkhram | 0-3471-1277 | 0-3471-5397 |
| **Saraburi** | | |
| Hin Kong Sub | 0-3633-6040-5 | 0-3633-6045 |
| Kaeng Khoi | 0-3625-1056-62 | 0-3625-1057 |
| Nong Khae | 0-3637-2005-8 | 0-3637-1648 |
| Phra Phutthabat | 0-3632-2351-6 | 0-3632-2355 |
| Saraburi | 0-3621-1994 | 0-3622-1605 |
| Thanon Phichai Ronnarong Song Khram Sub | 0-3631-9040-5 | 0-3631-9041 |
| Wihan Daeng Sub | 0-3636-5718-20 | 0-3636-5721 |
| **Satun** | | |
| Satun | 0-7472-1361-2 | 0-7472-1360 |
| **Si Sa Ket** | | |
| Bung Bun | 0-4568-9152-6 | 0-4568-9156 |
| Kantharalak | 0-4566-1888 | 0-4566-1523 |
| Si Sa Ket | 0-4561-1494 | 0-4561-3351 |
| **Sing Buri** | | |
| Pak Bang (Phrom Buri) | 0-3659-9075-7 | 0-3659-9075 |
| Sing Buri | 0-3651-2077 | 0-3651-1408 |
| **Songkhla** | | |
| Ban Phru (Hat Yai) Sub | 0-7421-0064 | 0-7443-9213 |
| Hat Yai | 0-7424-3742 | 0-7422-0960 |
| Hat Yai Nai | 0-7423-5540-2 | 0-7423-9069 |
| Khlong Ngae | 0-7445-1591-6 | 0-7445-2596 |
| Padang Besar | 0-7452-1055 | 0-7452-1188 |
| Prince Of Songkhla University | 0-7421-2500-4 | 0-7421-2505 |
| Sam Yaek Samrong | 0-7432-4009 | 0-7432-4804 |
| Songkhla | 0-7431-1888 | 0-7432-1766 |
| Thanon Rat Yindi (Hat Yai) | 0-7434-2480-9 | 0-7434-2487 |
| Thanon Ratthakan (Hat Yai) Sub | 0-7434-8300-5 | 0-7434-8300 |
| **Sukhothai** | | |
| Sawankhalok | 0-5564-2139 | 0-5564-2140 |
| Sukhothai | 0-5561-1631 | 0-5561-3033 |
| **Suphan Buri** | | |
| Dan Chang Sub | 0-3559-5504-5 | 0-3559-5506 |
| Don Chedi | 0-3559-1111-3 | 0-3559-1243 |
| Song Phi Nong | 0-3553-1880-7 | 0-3553-1884 |
| Suphan Buri | 0-3552-5109-1 | 0-3552-3393 |
| U-Thong | 0-3550-5817-2 | 0-3550-5826 |
| **Surat Thani** | | |
| Ban Mae Nam (Koh Samui) Sub | 0-7724-7516-7 | 0-7724-7518 |
| Big C Surat Thani Sub | 0-7722-4364-5 | 0-7722-4361 |
| Chaiya | 0-7743-1143 | 0-7743-1155 |
| Chaweng 2 (Koh Samui) Sub | 0-7723-1667-70 | 0-7723-1671 |
| Chaweng Sub | 0-7723-0923-4 | 0-7723-0925 |
| Hat Lamai (Koh Samui)Sub | 0-7745-8186-7 | 0-7745-8188 |
| Hat Rin (Koh Pha Ngan) Sub | 0-7737-5538-9 | 0-7737-5540 |
| Koh Pha Ngan Sub | 0-7737-7109 | 0-7737-7110 |
| Koh Samui | 0-7742-0188-90 | 0-7742-0187 |
| Surat Thani | 0-7727-2496 | 0-7728-2243 |
| Talat Bo Phut (Koh Samui) Sub | 0-7743-0490-1 | 0-7743-0492 |
| Tha Chana Sub | 0-7726-2337-8 | 0-7726-2339 |
| Thanon Kanchanawithi | 0-7721-4224-33 | 0-7721-4233 |
| Thanon Thaweerat Phakdee (Chaweng) Sub | 0-7724-5891-2 | 0-7724-5893 |
| Wiang Sa | 0-7725-8220-5 | 0-7728-2243 |
| **Surin** | | |
| Rattanaburi (Surin) | 0-4459-9122-3 | 0-4459-9006 |
| Surin | 0-4451-2061-2 | 0-4451-2362 |
| **Tak** | | |
| Mae Sot | 0-5553-1212 | 0-5553-1860 |
| Tak | 0-5554-1430-7 | 0-5554-1438 |
| **Trang** | | |
| Trang | 0-7521-1530-3 | 0-7521-0878 |
| **Trad** | | |
| Khlong Yai | 0-3958-1141-3 | 0-3958-1140 |
| Koh Chang Sub | 0-3955-1366-7 | 0-3955-1368 |
| San Tung Sub | 0-3952-1033-7 | 0-3952-1038 |
| Trad | 0-3952-1033-7 | 0-3952-1038 |
| **Ubon Ratchathani** | | |
| Ubon Ratchathani | 0-4524-1764-5 | 0-4524-3461 |
| Warin Chamrap | 0-4532-1488 | 0-4532-1611 |
| **Udon Thani** | | |
| Big C Udon Thani Sub | 0-4222-1549 | 0-4222-1521 |
| Non Sa-At Sub | 0-4239-2523 | 0-4239-2531 |
| Phen Sub | 0-4227-9096 | 0-4259-7205 |
| Thanon Pho Si | 0-4224-2439-40 | 0-4285-2144 |
| Thanon Thahan | 0-4234-1861-7 | 0-4272-2230 |
| Udon Thani | 0-4224-7720-5 | 0-4224-8124 |
| **U Thai Thani** | | |
| U Thai Thani | 0-5651-1224 | 0-5651-2414 |
| **Uttaradit** | | |
| Uttaradit | 0-5541-2003 | 0-5541-2002 |
| **Yala** | | |
| Yala | 0-7321-2212 | 0-7321-5650 |
| **Yasothon** | | |
| Maha Chana Chai | 0-4579-9166-71 | 0-4579-9170 |
| Yasothon | 0-4571-1436 | 0-4571-2609 |

# BUSINESS RELATIONSHIP CENTERS

| | | TELEPHONE | FAX |
|---|---|---|---|
| **BRC Bangkok** | | | |
| BRC Ratchayothin | Jatujak, Bangkok | 0-2544-3003-7 | 0-2544-3036 |
| BRC Soi Arisamphan | Phaya Thai, Bangkok | 0-2270-1375-6 | 0-2270-1460 |
| BRC Bang Lampu | Phra Nakhon, Bangkok | 0-2280-3341-7 | 0-2280-3348 |
| BRC Talat Noi | Samphanthawong, Bangkok | 0-2639-6413-9 | 0-2936-6420 |
| BRC Surawong | Bang Rak, Bangkok | 0-2635-7202-6 | 0-2635-7207 |
| BRC Bang Khlo | Bang Kho Laem, Bangkok | 0-2689-2590-4 | 0-2689-2595 |
| BRC Chidlom | Ratchathewi, Bangkok | 0-2256-2100 | 0-2256-1239 |
| BRC Bang Kapi (Sukumvit 45) | Wattana, Bangkok | 0-2713-6810 | 0-2713-6809 |
| BRC Khlong Tan | Suan Luang, Bangkok | 0-2369-3571-5 | 0-2369-3576 |
| BRC On Nuch | Suan Luang, Bangkok | 0-2332-9623-7 | 0-2332-9628 |
| **BRC Upcountry 1** | | | |
| BRC Ram-Inthra | Lad Prao, Bangkok | 0-2943-7608 | 0-2943-7812 |
| BRC Khlong 2 (Thanyaburi) | Thanyaburi, Pathumthani | 0-2996-2570 | 0-2533-1047 |
| BRC Ngam Wongwan | Muang, Nonthaburi | 0-2591-2177 | 0-2591-3129 |
| BRC Thanon Rojana | Phra Nakhon Si Ayutthaya | 0-3522-9499 | 0-3522-9443 |
| BRC Kaeng Khoi | Kaeng Khoi, Saraburi | 0-3632-0767 | 0-3632-0753 |
| BRC Nakhon Sawan | Muang, Nakhon Sawan | 0-5631-3700 | 0-5631-3701 |
| BRC Ha Yaek Khokmatum | Muang, Phitsanulok | 0-5522-1919 | 0-5522-1917 |
| BRC Lampang | Muang, Lampang | 0-5431-9024-5 | 0-5431-9026 |
| BRC Tha Phae | Muang, Chiang Mai | 0-5381-9210-1 | 0-5381-9215 |
| BRC Chiang Rai | Muang, Chiang Rai | 0-5374-0472-4 | 0-5374-0475 |
| BRC Thanon Pho Si | Muang, Udon Thani | 0-4232-9112 | 0-4232-7946 |
| BRC Si Yaek Maliwan | Muang, Khon Kaen | 0-4333-4479 | 0-4333-4480 |
| BRC Roi Et | Muang, Roi Et | 0-4352-0593-6 | 0-4352-0597 |
| BRC Warin Chamrap | Warin Chamrap, Ubon Ratchathani | 0-4528-6187 | 0-4528-6190 |
| BRC Thanon Mittraphap | Muang, Nakhon Ratchasima | 0-4426-3795-9 | 0-4426-2828 |
| BRC Chachoengsao | Muang, Chachoengsao | 0-3881-4322-4 | 0-3881-4325 |
| BRC Suphan Buri | Muang, Suphan Buri | 0-3550-1225-7 | 0-3550-1228 |
| **BRC Upcountry 2** | | | |
| BRC Thepha Rak | Muang, Samut Prakan | 0-2710-4615 | 0-2710-4668 |
| BRC Rutchadapisek (Thaphra) | Thon Buri, Bangkok | 0-2876-0746-50 | 0-2876-0751 |
| BRC Om Yai | Sam Pran, Nakhon Pathom | 0-2811-5951-5 | 0-2811-5956 |
| BRC Rama 2 | Bang Khun Thian, Bangkok | 0-2894-1673 | 0-2894-0557 |
| BRC Thanon Prayasatja | Muang, Chonburi | 0-3878-4760-3 | 0-3878-4764 |
| BRC Phattaya sai 2 | Bang Lamung, Chonburi | 0-3836-2147-50 | 0-3836-2151 |
| BRC Rayong | Muang, Rayong | 0-3880-0501-3 | 0-3880-0504 |
| BRC Phra Prathon | Muang, Nakhon Pathom | 0-3421-3602-4 | 0-3421-3605 |
| BRC Tha Sai | Muang, Samut Sakhon | 0-3482-7278 | 0-3482-7301 |
| BRC Khao Wang | Muang, Phetchaburi | 0-3241-1301-3 | 0-3241-1304 |
| BRC Kanchanawithi | Muang, Surat Thani | 0-7721-3604-7 | 0-7721-3608 |
| BRC Si Yaek Hua Thanon | Muang, Nakhon Si Thammarat | 0-7532-5181-4 | 0-7532-5185 |
| BRC Thanon Chao Fa | Muang, Phuket | 0-7624-6445-9 | 0-7624-6450 |
| BRC Thanon Rat Yindi | Hat Yai, Songkhla | 0-7434-2850-5 | 0-7434-2855 |

# SPECIAL ASSETS CENTERS

| | | TELEPHONE | FAX |
|---|---|---|---|
| **Bangkok Region** | | | |
| SAC Ratchayothin | Head Office, Jatujak | 0-2544-3139 | 0-2544-1933 |
| SAC Wisut Kasat | Phra Nakhon | 0-2629-5850-4 | 0-2629-0631 |
| SAC Khlong Tan | Suan Luang | 0-2369-3577-9 | 0-2369-3582 |
| SAC Ngam Wongwan | Nonthaburi | 0-2965-9219 | 0-2965-9004 |
| SAC Ratchada-Thaphra | Thon Buri | 0-2876-0205-9 | 0-2876-2648 |
| **Central Region** | | | |
| SAC Thanon Rojana | Phra Nakhon Si Ayutthaya | 0-3522-9412 | 0-3522-9413 |
| SAC Kaeng Khoi | Kaeng Khoi, Saraburi | 0-3632-0671-2 | 0-3632-0764 |
| SAC Chachoengsao | Muang, Chachoengsao | 0-3881-4328-9 | 0-3881-4490 |
| SAC Rayong | Muang, Rayong | 0-3880-0505-6 | 0-3880-0507 |
| SAC Thanon Prayasatja | Muang, Chonburi | 0-3878-4721-4 | 0-3878-4725 |
| SAC Phet kasem 114 | Nong Khaem, Bangkok | 0-2810-8315-6 | 0-2810-8317 |
| SAC Kanchanaburi | Muang, Kanchanaburi | 0-3462-0850 | 0-3462-0850 |
| SAC Thanon Srisuriyawong | Muang, Ratchaburi | 0-3231-1137-8 | 0-3231-1136 |
| SAC Pranburi | Pran Buri, Prachuap Khiri Khan | 0-3254-2390 | 0-3254-2389 |
| **Northern Region** | | | |
| SAC Tha phae 1 | Tha phae, Chiang Mai | 0-5382-0430-4 | 0-5382-0429 |
| SAC Tha phae 2 | Tha phae, Chiang Mai | 0-5382-0435-8 | 0-5382-0429 |
| SAC Chiang Rai | Muang, Chiang Rai | 0-5374-0970-1 | 0-5374-0973 |
| SAC Lampang | Muang, Lampang | 0-5431-9073-4 | 0-5431-8837 |
| SAC Nakhon Sawan | Muang, Nakhon Sawan | 0-5622-8545-6 | 0-5631-3705 |
| SAC Ha Yaek Khokmatum | Muang, Phitsanulok | 0-5521-1975-6 | 0-5521-1977 |
| **Northeastern Region** | | | |
| SAC Thanon Mittraphap 1 | Muang, Nakhon Ratchasima | 0-4426-3251-3 | 0-4426-3254 |
| SAC Thanon Mittraphap 2 | Muang, Nakhon Ratchasima | 0-4426-2968-9 | 0-4426-3257 |
| SAC Si Yaek Maliwan | Muang, Khon Kaen | 0-4333-4738-9 | 0-4333-4743 |
| SAC Thanon Pho Si | Muang, Udon Thani | 0-4232-8363-4 | 0-4232-8365 |
| SAC Roi-Et | Muang, Roi-Et | 0-4352-0606-7 | 0-4352-0608 |
| SAC Warin Chamrap | Warin Chamrap, Ubon Ratchathani | 0-4528-6191 | 0-4528-6192 |
| SAC Surin | Muang, Surin | 0-4453-1719 | 0-4453-0977 |
| SAC Sakon Nakorn | Muang, Sakon Nakorn | 0-4273-2935 | 0-4273-3052 |
| SAC Loei | Muang, Loei | 0-4283-0490 | 0-4283-0732 |
| **Southern Region** | | | |
| SAC Chumphon | Muang, Chumphon | 0-7757-1504 | 0-7757-1596 |
| SAC Thanon Kanchanawithi | Muang, Surat Thani | 0-7721-3786-7 | 0-7721-3784 |
| SAC Si Yaek Hua Thanon | Muang, Nakhon Si Thammarat | 0-7532-5186-8 | 0-7535-8033 |
| SAC Trang | Muang, Trang | 0-7522-2951-2 | 0-7522-2953 |
| SAC Thanon Chao Fa | Muang, Phuket | 0-7624-6379 | 0-7624-6378 |
| SAC Yala | Muang, Yala | 0-7324-0490-1 | 0-7324-0489 |
| SAC Rat Yindi 1 | Hat Yai, Songkhla | 0-7434-2658-9 | 0-7434-2657 |
| SAC Rat Yindi 2 | Hat Yai, Songkhla | 0-7434-2658-9 | 0-7434-2657 |

# INTERNATIONAL TRADE SERVICE CENTERS

| | | TELEPHONE | FAX |
|---|---|---|---|
| Chidlom | Ratchathewi, Bangkok | 0-2256-1444-7 | 0-2251-3788 |
| Surawong | Bang Rak, Bangkok | 0-2234-3554 | 0-2236-7592 |
| Bang Kapi | Khlong Toei, Bangkok | 0-2258-6925 | 0-2258-6926 |
| Talat Noi | Samphanthawong, Bangkok | 0-2639-0809-11 | 0-2235-5276 |
| Ratchawong | Samphanthawong, Bangkok | 0-2623-0894-5 | 0-2225-8256 |
| Bang Khae | Bang Khae, Bangkok | 0-2413-3212-3 | 0-2413-3049 |
| Lad Prao Soi 10 | Bang Khen, Bangkok | 0-2938-4190-1 | 0-2513-3755 |
| Thanon Taksin | Thon Buri, Bangkok | 0-2860-6560-1 | 0-2438-1126 |
| Bang Chak | Phra Khanong, Bangkok | 0-2333-0492-4 | 0-2332-9062 |
| Bang Khlo | Bang Kho Laem, Bangkok | 0-2689-7510-2 | 0-2689-7513 |
| Ratchayothin | Jatujak, Bangkok | 0-2544-3559 | 0-2937-7670 |
| Bang Lampu | Phra Nakhon, Bangkok | 0-2629-2364 | 0-2282-0827 |
| Phra Ram IV (Sirinrat Bldg) | Khlong Toei, Bangkok | 0-2240-3926-8 | 0-2240-3929 |
| Thanon Suksawat | Rat Burana, Bangkok | 0-2428-5708-10 | 0-2428-5711 |
| Thanon Sathorn | Sathorn, Bangkok | 0-2286-7455 | 0-2286-0577 |
| Lad Krabang Industrial Estate | Lad Krabang, Bangkok | 0-2326-1033 | 0-2326-1034 |
| Thanon Serithai (Suan Siam) | Knan Na Yao, Bangkok | 0-2540-6494-5 | 0-2540-6541 |
| Khlong Luang | Khlong Luang, Pathumthani | 0-2516-3311 | 0-2516-1106 |
| Bang kadi | Muang, Pathumthani | 0-2963-7153-6 | 0-2501-2802 |
| Om Yai | Sampran, Nakhon Pathom | 0-2811-5116-7 | 0-2420-4710 |
| Muangmai Bang Phli | Bang Phli, Samut Prakan | 0-2315-3004 | 0-2315-1176 |
| Thanon Pu Chao Saming Phrai | Phrapradaeng, Samut Prakan | 0-2380-6680-2 | 0-2380-6683 |
| Bang Pu Industrial Estate | Muang, Samut Prakan | 0-2323-0782 | 0-2709-3426 |
| Samut Sakhon | Muang, Samut Sakhon | 0-3442-2247 | 0-3481-1185 |
| Rojana | Phra Nakhon Si Ayutthaya | 0-3522-9432-3 | 0-3522-9434 |
| Hitech Industrial Estate | Bang Pa-In, Phra Nakhon Si Ayutthaya | 0-3572-9272-4 | 0-3572-9275 |
| Amata Nakorn Industrial Estate | Muang, Chonburi | 0-3845-8912-5 | 0-3874-3790 |
| Laem Chabang | Sri Racha, Chonburi | 0-3833-0245-7 | 0-3833-0118 |
| Laem Chabang Industrial Estate | Sri Racha, Chonburi | 0-3840-1000-2 | 0-3840-1003 |
| Khlong Rung | Simahaphot, Prachinburi | 0-3720-8289-90 | 0-3720-8291 |
| Chiang Mai | Muang, Chiang Mai | 0-5328-0608-9 | 0-5328-2325 |
| Lamphun | Muang, Lamphun | 0-5358-2833-4 | 0-5358-2835 |
| Phuket | Muang, Phuket | 0-7625-6792-4 | 0-7625-6795 |
| Rat Yindi | Hat Yai, Songkhla | 0-7434-2077-8 | 0-7434-2079 |
| Thanon Kanchanawithi | Muang, Surat Thani | 0-7721-3325-7 | 0-7721-4238 |
| Rayong | Muang, Rayong | 0-3880-0495-7 | 0-3880-0498 |

# EXCHANGE BOOTHS

| | | TELEPHONE |
|---|---|---|
| **Bangkok Booths** | | |
| Sala Daeng | Bang Rak | 0-2267-0050 |
| Silom | Bang Rak | 0-2235-9595 |
| Royal Orchid | Bang Rak | 0-2235-6240 |
| Thanon Surawong | Bang Rak | 0-2632-7260-5 |
| Holiday Inn Crown Plaza Easywalk (BMA) | Bang Rak | 0-2235-5156 |
| Thanon Ratchadaphisek | Dindaeng | 0-2642-3386 |
| Don Muang Airport1 | Don Muang | 0-2535-2382 |
| Don Muang Airport 2 | Don Muang | 0-2535-2368 |
| Don Muang Airport 3 | Don Muang | 0-2535-2308 |
| Don Muang Airport 4 | Don Muang | 0-2535-5217 |
| Don Muang Airport 5 | Don Muang | 0-2535-6575 |
| Don Muang Airport 6 | Don Muang | 0-2535-7641 |
| Benjasiri Easywalk (BMA) | Klong Toei | 0-2258-7721 |
| Robinson Sukhumwit | Klong Toei | 0-2254-4332 |
| Hualumphong Railways Station Sub Branch | Pathumwan | 0-2219-1965-6 |
| Erawan | Pathumwan | 0-2250-7766 |
| World Trade Center | Pathumwan | 0-2255-6273-5 |
| Phloenchit | Pathumwan | 0-2255-2998 |
| Gaysorn Plaza | Pathumwan | 0-2656-1235 |
| Siam Center | Pathumwan | 0-2255-3928 |
| Siam Square | Pathumwan | 0-2254-2707 |
| Siam Square Easywalk (BMA) | Pathumwan | 0-2252-2896 |
| Suan-Luam Night Bazaar | Pathumwan | 0-2250-0902-3 |
| Pahon Yothin (S.P. Building) | Phayathai | 0-2273-0290 |
| Soi Chai Yot | Phra Khanong | 0-2651-2030 |
| Wat Phra Kaeo | Phra Nakhon | 0-2225-2770-1 |
| Bang Lampu | Phra Nakhon | 0-2282-3567 |
| Wat Chanasongkram Easywalk (BMA) | Phra Nakhon | 0-2281-5705 |
| Soi Watchanasongktram | Phra Nakhon | 0-2282-3571 |
| Indra Hotel | Ratchathewi | 0-2656-4164 |
| Nailert Center Easywalk (BMA) | Ratchathewi | 0-2253-5644 |
| Wat Trai Mit | Samphanthawong | 0-2225-9307 |
| Ngamdu Phli | Yannawa | 0-2213-1246 |
| Ambassador Hotel Easywalk (BMA) | Wattana | 0-2253-5621 |
| Sukhumwit Soi 7 | Wattana | 0-2655-7720 |
| **Tourist Sports in Upcountry** | | |
| Phraratchawang Bang Pa-In | Ayutthaya | 0-3526-1547 |
| River Kwae Bridge | Kanchanaburi | 0-3446-2948 |
| Thanon Kotchasan | Chiang Mai | 0-5320-6257 |
| Pratu Thaphae | Chiang Mai | 0-5320-6421 |
| Tha Phae | Chiang Mai | 0-5327-3171 |
| Talat Anusarn | Chiang Mai | 0-5327-3732 |
| Chiang Mai International Airport | Chiang Mai | 0-5327-1361 |
| Chiang Rai | Chiang Rai | 0-5371-1579 |
| Sam Liam Thong Kham | Chiang Rai | 0-5378-4190-1 |
| Mae Hong Son Sub Branch | Mae Hong Son | 0-5362-3526 |
| Wat Phra Sirattanamahath | Phitsanulok | 0-5524-3293 |
| Sukhothai History Park | Sukhothai | 0-5569-7089 |
| Foodland (Phattaya) | Chon Buri | 0-3848-8434 |
| Roral Garden Plaza (Phattaya) | Chon Buri | 0-3841-4704 |
| Nova Lodge (Phattaya) | Chon Buri | 0-3836-2405 |
| Soi Buakhao (Phattaya) Sub Branch | Chon Buri | 0-3872-0960 |
| Phattaya Sai 2 | Chon Buri | 0-3841-1605 |
| Sawasdee (Phattaya) | Chon Buri | 0-3841-2270-1 |
| Phattaya | Chon Buri | 0-3842-9985 |
| Koh Chang | Trad | 0-3955-1000 |
| Koh Chang Sub Branch | Trad | 0-3955-1366 |

| | | TELEPHONE |
|---|---|---|
| Satukan Square (Hua Hin) | Prachuap Khiri Khan | 0-3253-1361 |
| Cha-Am Sub Branch | Phetchaburi | 0-3243-3745-6 |
| Ao Pranang Beach | Krabi | 0-7563-7629 |
| Ao Pranang 2 | Krabi | 0-7569-5561 |
| Krabi | Krabi | 0-7562-0623-4 |
| Phi Phi Island | Krabi | 0-7662-3130 |
| Phi Phi Island 2 | Krabi | - |
| Koh Lanta | Krabi | 0-7568-4577 |
| Khao Lak | Phangnga | 0-7644-3366 |
| Ha Yaek Chalong | Phuket | 0-7638-1370 |
| Holiday Inn | Phuket | 0-7634-2910 |
| Kata Plaza | Phuket | 0-7633-0473 |
| Karon | Phuket | 0-7639-6475 |
| Karon2 | Phuket | 0-7628-6504 |
| Laguna | Phuket | 07632-5514 |
| Patong Branch | Phuket | 0-7634-1590 |
| Patong | Phuket | 0-7634-0746 |
| Phuket | Phuket | 0-7621-2254 |
| Phuket International Airport | Phuket | 0-7632-8324 |
| Phuket Fantasy (Closed on Thursday) | Phuket | 0-7672-1529 |
| Tara Patong | Phuket | 0-7629-4117 |
| Thaweewong | Phuket | 0-7634-0523 |
| Wongwian Karon | Phuket | 0-7639-8294 |
| Soi Keb Sub | Phuket | 0-7634-0036 |
| Kamala Sub Branch | Phuket | 0-7627-9227-8 |
| Black Cat | Surat Thani | 0-7742-2507 |
| Chaweng | Surat Thani | 0-7723-0926 |
| Chaweng 2 | Surat Thani | 0-7723-0493-4 |
| Ban Mae Nam (Koh Samui) Sub Branch | Surat Thani | 0-7724-7516-7 |
| Koh Samui | Surat Thani | 0-7742-0190 |
| Chaweng 2 (Koh Samui) | Surat Thani | 0-7723-1667-70 |
| Hat Lamai (Koh Samui) | Surat Thani | 0-7742-4387 |
| Laem Din (Koh Samui) | Surat Thani | 0-7741-4362 |
| Koh Pha Ngan | Surat Thani | 0-7737-7004 |
| Hat Rin (Koh Pha Ngan) | Surat Thani | 0-7737-5483 |
| Talat Bophut (Koh Samui) | Surat Thani | 0-7742-5507 |
| ThanonThaweeratphakdee (Chaweng) Sub Branch | Surat Thani | 0-7724-5891-2 |

# OVERSEAS BRANCHES, AFFILIATED BANK, AND JOINT VENTURED BANK

## OVERSEAS BRANCHES

**Singapore Branch**
General Manger: Mr. Nattapong Samit-Ampaipisarn, SVP
16 Collyer Quay, #25-02 Hitachi Tower, Singapore 049318
Telephone : 001-65-6536-4338 (ext. 200)
Fax : 001-65-6536-4728
Telex : RS 24419 SIAM SP
Swift : SICO SG SG
E-mail : nattapong@siambk.com.sg

**Hong Kong Branch**
General Manger: Mr. Bandit Rojanavongse, AVP
Suite 1609, Jardine House 1 Connaught Place, Hong Kong
Telephone 001-852-2524-4085

Fax : 001-852-2845-0293
Telex : 66150 SIAMB HX
Swift : SICO HK HH
E-mail : bandit@scbhk.com.hk

**Vientiane Branch**
General Manager: Mr. Theerapan Nunthapolpat, AVP
117 Lanexang-Samsenthai Road Ban Sisaket
Muang Chanthaburi, Vientiane
Lao People Democratic Republic P.O. Box 4809
Telephone : 007-856-21-217-500-1
Fax : 007-856-21-213-502
Telex : (0804) 4364 SCBVTE LS
E-mail : scbvte@laotel.com

## AFFILIATED BANK

**Cambodian Commercial Bank - Head Office**
Director & General Manager: Mr. Sahasin Yuttarat, VP
26 Monivong Road, Sangkat Phsar Thmei 2
Khan Donpenh, Phnom Penh, Cambodia
Telephone : 001-855-23-426-145, 426-638-9, 213-601-2
Fax : 001-855-23-426-116
Telex : (0807) 36130
Swift: SICO KH PP
E-mail: ccbpp@online.com.kh
Website : www.ccb-cambodia.com

**Cambodian Commercial Bank - Battambang Branch**
Branch Manager: Mr. Wichai On-Sri
Mokra Road, Kompong Krabey Svay Por,
Battambang, Cambodia
Telephone: 001-855-53-952-266
Fax: 001-855-53-370-130
E-mail: ccbbb@camshin.net

**Cambodian Commercial Bank - Siem Reap Branch**
Branch Manager: Mr. Teang Kimsan
No. 130, Sivatha Road Mondol 1, Svay Dangkum
Siem Reap, Cambodia

Telephone: 001-855-63-964-392
Fax: 001-855-63-380-154
E-mail: ccbsrb@camshin.net

## JOINT VENTURED BANK

**VinaSiam Bank - Head Office**
General Manager: Mr. Viroj Thanapitak, AVP
No. 2 Pho Duc Chinh Street District 1, Hochiminh City
The Socialist Republic of Vietnam
Telephone 001-84-8-821-0557
Fax : 001-84-8-821-0585
Telex : 813-322 VSB VT
E-mail : vsb@hcm.vnn.vn

**VinaSiam Bank – Ha Noi Branch**
Branch Manager: Mr. Bui Huy Tuan
61 Ngo Thi Nham Street, Hai Ba Trung District,
Ha Noi, The Socialist Republic of Vietnam
Telephone : 001-84-4-943-5570-2
Fax : 01-84-4-943-5573
E-mail : vsbhn@hn.vnn.vn

**VinaSiam Bank – Sai Gon Branch**
Branch Manager: Mr. Trinh Tien Dung
No 20-18, 3/2 Street, District 10, Hochiminh City
The Socialist Republic of Vietnam
Telephone : 001-84-8-863-4067-9
Fax : 001-84-8-862-9997
E-mail : vsbsg@hn.vnn.vn

**VinaSiam Bank – Dong Nai Branch**
Branch Manager: Mr. Hoang Duy Tuyen
No 93A Highway 1A, Ward Tan Phong
Bien Hoa City, Dong Nai Province
The Socialist Republic of Vietnam
Telephone : 001-84-6-199-6477-9
Fax : 001-84-6-199-6476
E-mail: dongnai@vinasiambank.com

**VinaSiam Bank – Hoan Kiem Transection Office**
Branch Manager: Mr. Nguyen Thanh Tung
No 62 Hang Ga, Ward Hang Bo
Hoan Kiem District, Hanoi
The Socialist Republic of Vietnam
Telephone : 001-84-4-923-2343-4
Fax : 001-84-4-923-0969

# REFERENCE INFORMATION

**REGISTRAR**
Thailand Securities Depository Company Limited
62 The Stock Exchange of Thailand
Rutchadapisek Road, Klongtoey, Bangkok 10110
Tel: 0-2229-2800
Fax: 0-2359-1262

**TRUSTEE**
Subordinated Notes due March 2006
The Bank of New York
101 Barclay Street, Floor 21W, New York, New York 10286 USA
Tel: 001-1-212-815-5381
Fax: 001-1-212-815-9215

**FINANCIAL ADVISOR**
Warrants to Purchase Preferred Shares (Expired on June 22, 2004)
Bangkok First Investment & Trust Public Company Limited
25 Bangkok Insurance Building, 23rd Floor,
South Sathorn Road, Thungmahameak, Sathorn, Bangkok 10120
Tel: 0-2677-4330
Fax: 0-2677-4331

**AUDITOR**
**Dr. Suphamit Techamontrikul,**
Certified Public Accountant (Thailand) Registration No. 3356
**or Mr. Permsak Jerajakwattana,**
Certified Public Accountant (Thailand) Registration No. 3427
**or Mr. Niti Jeungnijnirun,**
Certified Public Accountant (Thailand) Registration No. 3809
**or Miss Jongjit Leekpai,**
Certified Public Accountant (Thailand) Registration No. 2649

**Deloitte Touche Tohmatsu Jaiyos Office**
Rajanakarn Building, 25th Floor,
183 South Sathorn Road, Yannawa, Sathorn, Bangkok 10120
Tel: 0-2676-5700
Fax: 0-2676-5757-8

**LEGAL ADVISOR**
**Mr. Kiat Jatninlapant**
**The Siam Commercial Bank PCL Head Office Building**
9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
Tel: 0-2544-2255, 0-2937-7655

**Siam Niti Law Office Company Limited**
SCB Park Plaza, Tower 1 West, 12th Floor,
18 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
Tel: 0-2937-5000 Fax: 0-2937-5001

**Cementhai Legal Counsel Limited**
1 Siam Cement Road, Bangsue, Bangkok 10800
Tel: 0-2586-5777, 0-2586-5888
Fax: 0-2586-2976

**The Bank's securities listed on the Stock Exchange of Thailand**

1. Ordinary Shares, main board (SCB) and foreign board (SCB-F)
2. Preferred Shares, main board (SCB-P) and foreign board (SCB-Q)
   *Preferred Share Conversion*
   Exercise Right One preferred share converts into one ordinary share
   Exercise Price None
   Conversion Period Every three months (see below)

**SCB's Financial Calendar 2005**

| | |
|---|---|
| Jan 2-16 | Application submission of subordinated debentures |
| Jan 17 | Exercise date for subordinated debentures |
| Mar16-30 | Application submission of SCB-P |
| Mar 31 | Exercise date for SCB-P |
| Apr 2-16 | Application submission of subordinated debentures |
| Apr 18 | Exercise date for subordinated debentures |
| Jun 15-29 | Application submission of SCB-P |
| Jun 30 | Exercise date for SCB-P |
| Jul 2-16 | Application submission of subordinated debentures |
| Jul 18 | Exercise date for subordinated debentures |
| Sep 15-29 | Application submission of SCB-P |
| Sep 30 | Exercise date for SCB-P |
| Sep 17-Oct 16 | Application submission of subordinated debentures (The Last Submission) |
| Oct 17 | Exercise date for subordinated debentures |
| Dec 16-30 | Application submission of SCB-P |
| Dec 30 | Exercise date for SCB-P |

**Contact SCB Investor Relations at**
**Investor Relations Division, Finance Group**
The Siam Commercial Bank PCL, Head Office, Floor 24A
9 Rutchadapisek Road, Jatujak, Bangkok 10900
Tel : +66 2 544-4222
Fax : +66 2 937-7931
E-mail: investor.relations@scb.co.th
Website: www.scb.co.th

## THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

Company Registration Number Bor Mor Jor 84

| | |
|---|---|
| TYPE OF BUSINESS | BANKING |
| HEAD OFFICE | |
| ADDRESS | 9 RUTCHADAPISEK ROAD, JATUJAK, BANGKOK [illegible] |
| TELEPHONE | +66 2 544-1111 |
| FAX | +66 2 937-7391 |
| SCB CALL CENTER | +66 2 777-7777 |
| TELEX | 82876 SIAMCOM TH, 20492 SIAMBNK TH |
| SWIFT BIC | SICOTHBK |
| WEBSITE | www.scb.co.th |

2004 ANNUAL REPORT

| | |
|---|---|
| PRODUCED BY | INVESTOR RELATIONS DIVISION, |
| | FINANCE GROUP THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED |
| DESIGNED BY | VIOFO COMPANY LIMITED |
| PRINTED BY | SIAM PRESS MANAGEMENT COMPANY LIMITED |






SIAM COMMERCIAL BANK
ธนาคารไทยพาณิชย์

**The Siam Commercial Bank Public Company Limited**
9 Ratchadapisek Road, Jatujak, Bangkok 10900

**Telephone** +66 2 544-1111
www.scb.co.th